As filed with the Securities and Exchange Commission on August 29, 2005
Registration No. 333-126696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

American Commercial Lines Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4492	73-3177794
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1701 East Market Street
Jeffersonville, Indiana 47130
(812) 288-0100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Christopher A. Black
Senior Vice President, Chief Financial Officer
1701 East Market Street
Jeffersonville, Indiana 47130
(812) 288-0100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Imad I. Qasim, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603	Christopher D. Lueking, Esq. Latham & Watkins LLP 233 S. Wacker Drive Suite 5800 Chicago, Illinois 60606

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐
          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated August 29, 2005
PROSPECTUS
                                              Shares
American Commercial Lines Inc.
Common Stock

          We are selling                    shares of common stock and the selling stockholder is selling                    shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.
          We expect the public offering price to be between $                    and $           per share. Currently, no established public trading market exists for the shares. We have applied to list the shares on the Nasdaq National Market under the symbol “ACLI.”
          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 15 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to American Commercial Lines Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$
          The underwriters may also purchase up to an additional                    shares of common stock from the selling stockholder, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The underwriters expect to deliver the shares on or about                          , 2005.

Merrill Lynch & Co.	UBS Investment Bank

Banc of America Securities LLC

Credit Suisse First Boston

Deutsche Bank Securities

The date of this prospectus is                     , 2005.

          You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time and delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
          In this prospectus, unless the context indicates otherwise, the terms “ACL” or “the issuer” refer to American Commercial Lines Inc., a Delaware corporation, and the terms “the company,” “we,” “us” or “our” refer to ACL, its subsidiaries and their predecessors on a consolidated basis after giving effect to our restructuring and our emergence from bankruptcy in January 2005. Additionally, unless the context indicates otherwise, the term “predecessor company” refers to our operations for periods prior to December 31, 2004, and the term “reorganized company” is used to describe our operations as of December 31, 2004 and for periods thereafter. The fiscal years ended December 27, 2002, December 26, 2003 and December 31, 2004 are referred to herein as 2002, 2003 and 2004, respectively.

          Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other publicly available information. These sources include the Waterborne Commerce Statistics Center; the U.S. Army Corps of Engineers; the U.S. Energy Information Administration; the U.S. Bureau of Transportation Statistics; Informa Economics, Inc., a private grain forecast service (“Informa”); “Prospects for the Dry Cargo Inland Barge Market through 2009” (September 2004) of Criton Corporation, an analyst for the inland barge industry (“Criton”); “U.S. Freight Transportation Forecast to 2016” of the American Trucking Association; the Iowa Department of Transportation; Transportation in America (19th edition, 2002) of the Eno Transportation Foundation; the U.S. Environmental Protection Agency (“EPA”); “Inland Waterways as Vital National Infrastructure: Refuting ‘Corporate Welfare’ Attacks” (1998) of the Allegheny Institute for Public Policy; the U.S. Department of Agriculture (“USDA”); and Mannsville Chemical Products Corporation. Some data is also based on our good faith estimates. These estimates are derived from our review of internal information, as well as the independent sources listed above.

PROSPECTUS SUMMARY
          This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus before you decide to invest in our common stock.
OUR COMPANY
          We are one of the largest and most diversified marine transportation and service companies in the United States, providing barge transportation and related services under the provisions of the Jones Act, as well as the manufacturing of barges, towboats and other vessels. As detailed in the chart below, we are the second largest provider of dry cargo barge transportation and liquid cargo barge transportation on the Inland Waterways, accounting for 15.7% of the total inland dry cargo barge fleet and 13.6% of the total inland liquid cargo barge fleet as of December 31, 2004. Our manufacturing subsidiary, Jeffboat LLC, is the second largest manufacturer of dry cargo and tank barges in the United States. For the year ended December 31, 2004, we generated revenue of $632.3 million, net income of $4.4 million and EBITDA of $97.4 million (including reorganization items, fresh start accounting adjustments and gain on the discharge of debt which, if excluded, would reduce EBITDA by $15.4 million). For the six months ended June 30, 2005, we generated revenue of $329.3 million, a net loss of $0.3 million and EBITDA of $41.9 million. See “Selected Consolidated Financial Data” for the definition of EBITDA and a reconciliation of net income to EBITDA.
          As of June 30, 2005, within our domestic fleet, we operated 3,197 barges and 124 towboats owned by us, with an additional 23 towboats operated exclusively for us by third parties. Our barges included 2,493 covered dry cargo barges, 339 open dry cargo barges and 365 tank barges, which are used to transport liquid cargoes. All of our tank barges meet or exceed current U.S. Coast Guard requirements for double-hull modifications. We provide additional value-added services to our customers, including third-party logistics through our BargeLink LLC joint venture, and we are beginning to provide container handling services between Chicago and New Orleans. Our operations incorporate advanced fleet management practices and information technology systems, including our proprietary RiverTrac real-time GPS barge tracking system, which allow us to effectively manage our fleet. We also operate on the Orinoco River in Venezuela and the Higuamo River in the Dominican Republic through our international subsidiaries.
TOP 5 CARRIERS BY FLEET SIZE
(as of December 31, 2004)

Dry Cargo Barges	Units	%

Ingram Barge Company	3,468	19.0%
American Commercial Barge Line LLC	2,861	15.7%
AEP/ MEMCO Barge Line, Inc.	2,229	12.2%
American River Transportation Company	1,892	10.4%
Cargo Carriers	930	5.1%

Top 5 Dry Cargo Carriers	11,380	62.4%

Liquid Cargo Barges

Kirby Corporation	882	31.8%
American Commercial Barge Line LLC	379	13.6%
Marathon Ashland Petroleum LLC	167	6.0%
Ingram Barge Company	165	5.9%
Canal Barge Company, Inc.	150	5.4%

Top 5 Liquid Cargo Carriers	1,743	62.7%

Source: Informa.
          Our dry cargo barges transport a wide variety of bulk and non-bulk commodities. In 2004, grain was our largest cargo segment, accounting for 30% of our barging revenue, followed by coal, steel and other bulk commodities. We also transport chemicals, petroleum, edible oils and other liquid commodities through our fleet of tank barges, accounting for approximately 21% of our 2004 barging revenue.

FY 2004 REVENUE BY OPERATION	FY 2004 TRANSPORTATION REVENUE BY CARGO

(1) “Other” includes fertilizer, salt, alumina, cement and general construction materials.
THE JONES ACT
          Foreign competition in our industry is restricted due to the Jones Act. Under the Jones Act, the non-proprietary marine trade between U.S. ports is reserved for U.S.-owned and organized companies operating U.S.-built, operated and flagged vessels manned predominantly by U.S.-citizen crews. U.S.-flagged vessels are generally required to be maintained at higher standards than foreign-flagged vessels and are supervised, as well as subject to inspections, by or on behalf of the U.S. Coast Guard. Vessels transporting non-proprietary cargoes between ports on the Inland Waterways, where we operate, are required to meet the requirements of the Jones Act.
OUR COMPETITIVE STRENGTHS
          We believe that we have the following strengths that give us a competitive advantage in our markets:

•	Market Position. We are a leading provider of barge transportation and the largest provider of covered dry cargo barge transportation on the Inland Waterways, with significant positions in grain and bulk cargo shipments. In addition, we are the second largest provider of total dry cargo barge transportation and liquid cargo barge transportation on the Inland Waterways. We believe that this diversity provides us with significant competitive advantages in servicing our customers’ needs because it allows us to benefit from economies of scale and to enhance the optimal utilization of our fleet.

•	Fleet. We believe our large covered dry cargo fleet gives us a unique position. We are able to service the transportation needs of customers requiring covers to ship and protect their products, while retaining the flexibility to shift this substantial covered cargo capacity to compete in the open dry cargo barge market simply by storing the barge covers. Carriers that have barges designed only for open dry cargo barge service cannot easily retrofit their fleet with covers without significant expense, time and effort. We seek to optimize the profitability of each barge trip by selectively transporting freight to locations where the barge can be reloaded with a minimum amount of re-positioning.

•	Customer Relationships. We have a strong and diverse customer base that includes several of the leading industrial and agricultural companies in the United States. We strive to establish long-term relationships as a key business partner with our customers by providing reliable service and meeting or exceeding customer expectations. Many of our largest customers have been doing business with us for more than 20 years. In many cases, these relationships have resulted in multi-year contracts that feature predictable tonnage requirements or exclusivity, allowing us to plan our logistics more effectively.

•	Barge Manufacturing. Through Jeffboat, we are the second largest manufacturer of barges in the United States. We are able to optimize manufacturing schedules and asset utilization with internal requirements and sales to third-party customers. Furthermore, Jeffboat’s engineers collaborate with our barging operations personnel on innovations that enhance barge life and towboat performance. Our vertical integration also gives us visibility into the supply of new barges being constructed and placed into domestic transportation service. As of June 30, 2005, the Jeffboat vessel manufacturing backlog for external customers was approximately $188 million of contracted revenue, approximately 76% of which consisted of contracts for delivery in 2005 or 2006. The backlog extends into 2008. We believe several operators are currently replacing their single-hull tank barges with double-hull tank barges in order to comply with legal requirements and to respond to market demand. We believe that replacement demand for dry cargo barges will accelerate across the industry and we expect to participate in meeting this increased demand. If industry demand warrants, we expect to be able to expand our barge production capacity without incurring material capital expenditures.

•	Management. We have recently added several key members of senior management, including our president and chief executive officer Mark R. Holden, who joined us in January 2005, bringing extensive experience and relationships in the transportation industry. We believe the new members of management when combined with the industry veterans retained by the company establish a superior management team that will improve our competitive position.

OUR BUSINESS STRATEGY
          We intend to capitalize on favorable industry trends and focus on improving profitability by pursuing strategies that include the following:

•	Increase Penetration Rates and Improve Yields. We believe that we have an opportunity to increase our penetration rates with our existing customers. In addition, we believe that we have an opportunity to increase the profitability of our relationships by improving our contract rates, terms and conditions as a result of the strong demand for cargo transportation and reduced supply that currently exists within the Inland Waterways industry. Our goal during contract renewals will be to increase such terms as frequency of fuel adjustments, fuel surcharges for northbound traffic and charges for reconsignment. Approximately 80% of our freight capacity is currently under contract, with the remaining 20% reserved for spot market transactions. We expect to shift more of our business toward the spot market in the near term to capitalize on the shifting supply/demand fundamentals in our industry.

•	Invest in our Fleet. We will continue to invest in our fleet, including in new barges built by Jeffboat to replace retiring barges. We believe that investing in our fleet will give us a competitive advantage in generating additional revenue while reducing operating costs, maintaining high quality standards and improving fleet efficiencies, particularly through lower barge repair expenditures. Six consecutive years of net declines in the industry’s dry cargo barge fleet have reduced excess capacity and created a more positive pricing environment for participants in the barging industry, including us. Further, a substantial portion of the barge manufacturing industry’s current capacity is devoted to building tank barges. We believe that, as a result, the barge manufacturing industry does not have the current capacity to meet projected replacement demand for new dry cargo barge construction over the next five years, as the large number of dry cargo barges built between 1979 and 1982 reach the end of their economic lives. We believe that, in the absence of a significant increase in barge manufacturing capacity, a substantial shift from building tank barges to building dry cargo barges or a significant drop in demand for barge transportation, inland dry cargo barge transportation rates will continue to benefit from the differential between replacement demand for new dry cargo barge construction and the production capacity available to fulfill that demand.

•	Reduce Costs and Improve Productivity. We will identify opportunities to reduce costs, improve productivity and streamline operations. We announced a 23% reduction in administrative headcount on June 6, 2005, comprised of 115 positions, which we expect to result in approximately $8 million in gross annual cost savings. We intend to continue to increase equipment efficiency and utilization to achieve a better balance between inbound and outbound traffic. We expect that this focus on increased density will improve our capacity utilization and profitability.

•	Position Jeffboat for Growth. Given accelerating replacement demand, Jeffboat provides us with a unique opportunity to further profit from the barging industry’s need for dry cargo barges to replace the estimated 27% of the current fleet that is expected to be retired over the next five years. As one of only two major manufacturers of barges at present, we believe Jeffboat is well-positioned to take advantage of the replacement cycle demand. Our goal is to enter into new manufacturing contracts with better margins than we were able to achieve during the softer build period of the past five years. Furthermore, we have recently begun to implement various lean manufacturing process changes at Jeffboat, which should increase our manufacturing efficiency and lower operating costs. We believe the combination of increased volume from the replacement cycle, improved pricing on future new builds and the implementation of lean manufacturing initiatives at Jeffboat will provide us with an increased earnings contribution from Jeffboat.

•	Expand into New Markets. We plan to capitalize on our management’s relationships in both the rail and trucking industries to capture new and attractive growth opportunities for transporting more freight. We believe the marine transportation industry is well-positioned to grow its share of the transportation market given its low cost, safety and environmental record. We believe that the inland marine industry will continue to consolidate and we may evaluate opportunities to participate in such consolidation. We also intend to begin evaluating opportunities to invest greater research and design capabilities into our core products, particularly related to the design and manufacturing of barges produced at Jeffboat.

•	Build a Strong Balance Sheet. We intend to reduce our leverage in order to establish greater financial flexibility to pursue attractive market opportunities in support of our growth strategy. We plan to use our net proceeds from this offering to strengthen our balance sheet by paying down a portion of our outstanding indebtedness. We expect that our total debt will be reduced by approximately $ million, which would reduce our total indebtedness after the offering to approximately $ million.

OUR INDUSTRY
          We operate our barges throughout the U.S. Inland Waterways, which consist of the Mississippi River System, its connecting waterways and the Gulf Intracoastal Waterway. We believe barge transportation offers compelling advantages over other modes of transportation for the types of commodities we carry. It is one of the most cost-efficient, cleanest and safest methods of moving freight in the United States.
          Barge market behavior is driven by the fundamental forces of supply and demand and is influenced by a variety of factors including the size of the domestic Inland Waterways barge fleet, local weather patterns and navigation circumstances, domestic and international consumption of agricultural and industrial products, crop production, trade policies and the price of steel. We believe the supply and demand relationship for dry cargo barge freight transportation has moved into an equilibrium that has historically typified the liquid cargo barge market. For the past six consecutive years, there has been a net reduction in dry cargo barge capacity due to accelerated scrapping of older barges in response to high steel prices, combined with a freight rate environment that did not justify new capital investments. From 1998 to 2004, the total U.S. dry cargo barge fleet declined by 8.8%, or by 2,036 barges. We believe market conditions will continue to improve for transportation providers. Criton forecasts demand will grow at 1.8% annually from 2004 through 2009 while approximately 27% of the industry’s current dry cargo barge fleet is expected to be retired over the same period. According to Informa, as of December 31, 2004, dry cargo barges represented 87% of the 21,056 barges operating on the Inland Waterways, with the balance being tank barges.
Source: Graph created by the company based on Informa data.
RECENT REFINANCING TRANSACTIONS
          On February 11, 2005 we refinanced our capital structure with the issuance of $200 million aggregate principal amount of 9 1/2% senior notes due 2015 (the “2015 Senior Notes”) and a new $250 million asset based revolver (the “asset based revolver”). The net proceeds from the offering of the 2015 Senior Notes, together with borrowings under the asset based revolver, which amended and restated our former $35 million asset based revolving credit facility, were used to repay our senior secured term loan and junior secured term loan. The asset based revolver is guaranteed by ACL and certain of its domestic subsidiaries. For further information on the 2015 Senior Notes and the asset based revolver, see “Description of Certain Indebtedness and Security Arrangements.”
CORPORATE INFORMATION
          Our corporate history dates back to 1915, when our ultimate predecessor, Beattyville Company, was formed by Patrick Calhoun, Jr. to transport coal on the Kentucky River. ACL was incorporated in Delaware in December 2004 in connection with our emergence from bankruptcy pursuant to the First Amended Joint Plan of Reorganization (the “Plan of Reorganization”). Our principal executive offices are located at 1701 East Market Street, Jeffersonville, Indiana 47130, and our telephone number is (812) 288-0100. Our website can be found at www.aclines.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered

by ACL	shares

by the selling stockholder	shares

Common shares issued and outstanding after the offering	shares

Use of proceeds	We plan to use our net proceeds to repay approximately $ million of indebtedness under our 2015 Senior Notes and approximately $ million of indebtedness outstanding under our asset based revolver. The remainder of the proceeds will be used to pay a prepayment premium under the 2015 Senior Notes, as well as fees and expenses related to this offering. We will not receive any proceeds from the sale of common shares by the selling stockholder. In the future, we expect to reborrow under our asset based revolver in order to reinvest in our barge fleet and to take advantage of market opportunities.

Over-allotment option	The selling stockholder has granted the underwriters an option to purchase up to additional shares of our common stock at the public offering price to cover over-allotments, if any.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Proposed symbol
          The number of common shares issued and outstanding after the offering comprises                     common shares and excludes:

•	1,021,084 shares of common stock issuable upon the exercise of outstanding options under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors, or the Equity Award Plan, and individual option agreements with certain directors and executive officers, with a weighted average exercise price of $4.1625 per share;

•	84,108 shares of common stock issuable upon the exercise of outstanding options under the American Commercial Lines Inc. 2005 Stock Incentive Plan, or the Stock Incentive Plan, and individual option agreements with certain employees, with a weighted average exercise price of $4.50 per share;

•	42,644 additional shares of common stock reserved for future issuance pursuant to the Equity Award Plan; and

•	1,299,820 additional shares of common stock reserved for future issuance pursuant to the Stock Incentive Plan.

          Except as otherwise indicated, all information in this prospectus:

•	assumes a public offering price of $ per common share, the mid-point of the price range set forth on the cover page of this prospectus;

•	assumes that the underwriters do not exercise the over-allotment option to purchase additional shares of common stock in this offering; and

•	reflects the stock dividend declared by our board of directors on July 19, 2005 and effected in August 2005 pursuant to which holders of common stock received three additional shares of common stock for each outstanding share of common stock.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information
          The summary unaudited pro forma condensed consolidated financial data of ACL for the year ended December 31, 2004 gives effect to the sale of our 50% interest in UABL Limited, the operating company serving the Paraná/ Paraguay River Systems (“UABL”), including the sale of other Argentina-based assets, and the sale of our 50% interest in Global Materials Services LLC (“GMS”), both non-core interests that were sold in 2004, and the reorganization and the refinancing transactions, each of which occurred on or after December 31, 2004, as if such transactions occurred on December 26, 2003 (the end of our previous fiscal year). The pro forma information is presented for illustrative purposes only and does not purport to represent what our actual financial position would have been had the transactions actually been completed on that date and is not necessarily indicative of our future financial position. You should read the summary consolidated financial and operating data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ACL’s consolidated financial statements and related notes included elsewhere in this prospectus.

	American Commercial Lines Inc.

	Predecessor Company

	For the Year Ended December 31, 2004

	(Dollars in thousands)
	(Unaudited)

								Issuance of
								Asset Based
		GMS &						Revolver
		UABL						and Old		Pro
	Actual	Transactions		Subtotal	Reorganization		Subtotal	Notes		Forma

REVENUE	$632,298	$(3,135	)(a)	$629,163	$—		$629,163	$—		$629,163

OPERATING EXPENSE
Materials, Supplies and Other	265,950	(2,310	)(a)	263,640	—		263,640	—		263,640
Rent	23,768	—		23,768	—		23,768	—		23,768
Labor and Fringe Benefits	117,419	—		117,419	(1,169	)(b)	116,250	—		116,250
Fuel	89,843	—		89,843	—		89,843	—		89,843
Depreciation and Amortization	53,175	(430	)(a)	52,745	(5,151	)(c)	47,594	—		47,594
Taxes, Other Than Income Taxes	19,352	—		19,352	—		19,352	—		19,352
Selling, General & Administrative	37,432	(53	)(a)	37,379	(194	)(d)	37,185	(81	)(h)	37,104

Total Operating Expenses	606,939	(2,793)		604,146	(6,514)		597,632	(81)		597,551

OPERATING (LOSS) INCOME	25,359	(342)		25,017	6,514		31,531	81		31,612
OTHER EXPENSE (INCOME)
Interest Expense	39,023	—		39,023	—		39,023	(8,540	)(i)	30,483
Other, Net	(4,438)	1,876(a	)	(2,562)	(157	)(e)	(2,719)	—		(2,719)

Total Other Expense (Income)	34,585	1,876		36,461	(157)		36,304	(8,540)		27,764

(LOSS) INCOME BEFORE REORGANIZATION ITEMS, FRESH START ADJUSTMENTS, INCOME TAXES AND EXTRAORDINARY ITEM	(9,226)	(2,218)		(11,444)	6,671		(4,773)	8,621		3,848
REORGANIZATION ITEMS	56,921	(34,849	)(a)	22,072	(22,072	)(e,f)	—	—		—
FRESH START ADJUSTMENTS	83,030	—		83,030	(83,030	)(f)	—	—		—

(LOSS) INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	(149,177)	32,631		(116,546)	111,773		(4,773)	8,621		3,848
INCOME TAXES (BENEFIT)	1,787	—		1,787	1,117	(g)	2,904	—		2,904

(LOSS) INCOME BEFORE EXTRAORDINARY ITEM	(150,964)	32,631		(118,333)	110,656		(7,677)	8,621		944
EXTRAORDINARY ITEM — GAIN ON DISCHARGE OF DEBT	155,358	—		155,358	(155,358	)(f)	—	—		—

NET INCOME	$4,394	$32,631		$37,025	$(44,702)		$(7,677)	$8,621		$944

(a)	Removes the impact of UABL and GMS from the statements of operations as if the sale of both entities occurred at the beginning of the period presented. On April 23, 2004, we sold our 50% equity interest in UABL, along with certain boats and barges. Before the sale of UABL and the Argentina-based assets, we previously had an agreement with UABL to charter barges and towboats to UABL, including crews and supplies. During 2004, we recognized $3,135 in charter revenue from UABL. We also had an agreement with a subsidiary of UABL that provided the crews and supplies for these vessels. During 2004, we recognized $2,274 in expense for these crews and supplies, along with $36 in management fees to our partners in ACBL Hidrovías Ltd., and $53 in selling, general and administrative expense for bank fees, legal fees and hull claims. These barges and towboats were sold along with our investment in UABL.
      UABL as an equity investment provided $125 in equity income in 2004 and GMS as an equity investment provided $1,751 in equity income in 2004. Equity income is included in other, net on the consolidated statements of operations. Reorganization items include the loss on the sale of UABL and other Argentine assets of $35,197 in 2004 and the gain on the sale of GMS of $348.

(b)	Adjusts for the recognition of pension and post-retirement medical expense as if the liabilities were restated to fair value at the beginning of the period presented. As a part of adjusting the pension assets and liabilities to fair value, actuarial losses and unrecognized prior service costs are eliminated. The elimination of the amortization of the actuarial loss and of the prior service costs reduces pension expense by $764 in 2004. As a part of adjusting the post-retirement medical liability to fair value, actuarial losses are eliminated. The elimination of the amortization of the actuarial loss reduces post retirement medical expense by $405 in 2004.

(c)	Adjusts depreciation and amortization of long-lived assets as if the assets were adjusted to reorganization value as of the beginning of the period presented. Adjusting to reorganization value reduces property and other assets to a value that is approximately 86% of former book value. Depreciation and amortization are reduced to approximately 90% of the amounts recognized in 2004 due to the reduction in asset value and the re-evaluation of the remaining useful life of assets.

(d)	Removes the impact of amortization of Danielson Holding Corporation (“DHC”) restricted stock compensation on wages. DHC restricted stock issued to management on May 29, 2002 was being amortized to expense over three years. DHC stock that was not vested as of our emergence from bankruptcy was cancelled, resulting in the elimination of $194 in 2004 stock compensation expense on a pro forma basis.

(e)	Reclasses $157 in interest income from reorganization items, where it was required to be reported while we were under Chapter 11 reorganization, according to the American Institute of Certified Public Accountants, or AICPA, Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP-97, to other, net.

(f)	Removes reorganization-related items as if these occurred prior to, or were accrued as of, the beginning of the period presented.

(g)	Assumes an effective tax rate of 40% on consolidated pre-tax income because the dividends from foreign subsidiaries are approximately equal to the pre-tax earnings from those subsidiaries.

(h)	Eliminates bank fees associated with our pre-petition senior credit facility and our debtor-in-possession financing of $250, and includes the fees associated with the refinanced debt of $169.

(i)	Adjusts interest expense to amounts that would have been recognized had the 2015 Senior Notes, the asset based revolver, our five-year secured maritime lien notes (the “maritime lien notes”) and our five-year secured tort lien notes (the “tort lien notes”) been in place at the beginning of the period presented. Also replaces amortization of debt issuance costs under our former debt facilities with amortization of debt issuance costs under the refinanced debt and removes amortization of debt discount on our 12% pay-in-kind senior subordinated notes due 2008 (the “PIK Notes”), our 11 1/4% senior notes due 2008 (the “2008 Senior Notes”) and our 10 1/4% senior unsecured notes due 2008 (the “Old Senior Notes”).

      Interest expense before and after the refinancing transactions is explained in the following chart:

	Interest Expense

		2004
		Pro forma
	2004	after
	Actual	refinancing	Adjustment

Interest Expense:
Term Loans — A, B & C	$19,476	$—	$(19,476)
Revolver	2,825	—	(2,825)
PIK Interest Expense on Bank Debt (@ 1.00%)	3,716	—	(3,716)
Debtor-in-Possession (“DIP”) Facility	1,385	—	(1,385)
PIK Notes	7	—	(7)
2008 Senior Notes	8	—	(8)
Bonds guaranteed by MARAD	1,668	1,668	—
Letter of Credit	207	207	—
Capital Lease	117	117	—
Asset Based Revolver	—	7,386	7,386
2015 Senior Notes	—	19,211	19,211
Maritime and Tort Lien Notes	—	428	428

Subtotal	29,409	29,017	(392)

Amortization of Debt Issuance Cost:
Bank Debt	1,702	—	(1,702)
DIP	325	—	(325)
Bonds guaranteed by MARAD	143	143	—
Asset Based Revolver	—	633	633
2015 Senior Notes	—	690	690

Subtotal	2,170	1,466	(704)

Amortization of Debt Discounts:
PIK Notes	5,741	—	(5,741)
2008 Senior Notes	1,482	—	(1,482)
Old Senior Notes	221	—	(221)

Subtotal	7,444	—	(7,444)

Total Interest Expense	$39,023	$30,483	$(8,540)

Summary Historical Consolidated Financial Information
          The following tables summarize our consolidated financial and operating data for the years ended December 27, 2002, December 26, 2003 and December 31, 2004, the six months ended July 2, 2004 and June 30, 2005 and as of June 30, 2005. The consolidated statements of operations and statements of cash flow data for the years ended December 27, 2002, December 26, 2003 and December 31, 2004 are derived from our audited consolidated financial statements for the periods then ended included elsewhere in this prospectus. The consolidated statements of operations and statements of cash flow data for the six months ended July 2, 2004 and June 30, 2005 and the balance sheet data as of June 30, 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and results of operations for these periods. Results of operations for the interim periods are not necessarily indicative of the results that may be expected for a full year period.
          On March 15, 2002, we entered into a definitive recapitalization agreement regarding our acquisition and recapitalization (the “Danielson Recapitalization”) by DHC and certain DHC subsidiaries. As a result of the Danielson Recapitalization, our assets and liabilities were adjusted to estimated fair value under push down purchase accounting effective May 29, 2002. Our consolidated financial statements for the periods ended before May 29, 2002 were prepared using the historical basis of accounting. Although we introduced a new basis of accounting on May 29, 2002, we have summarized the results for the year ended December 27, 2002 below by combining the periods before and after May 29, 2002 together. We believe that presenting these periods on a combined basis is meaningful for comparison purposes. The impact on results of operations related to push down accounting has not materially affected the comparability of the periods.
          In connection with our emergence from bankruptcy, we reflected the terms of the Plan of Reorganization in our consolidated financial statements by adopting the fresh start accounting provisions of SOP 90-7. Under fresh start accounting, a new reporting entity is deemed to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. For accounting purposes, we have recorded the fresh start adjustments in the consolidated financial statements as of December 31, 2004. Accordingly, our consolidated financial and operating data as of and for periods ending prior to December 31, 2004 is denoted as “Predecessor Company.” Our consolidated financial and operating data as of December 31, 2004 and for periods ending thereafter is denoted as “Reorganized Company.”
          You should read the summary consolidated financial and operating data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended			Six Months Ended

	Dec. 27,	Dec. 26,	Dec. 31,	July 2,	June 30,
	2002	2003	2004	2004	2005

				Predecessor	Reorganized
	Predecessor Company			Company	Company

	(Dollars in thousands, except per share data)
Statement of Operating Data:
Revenue	$712,852	$620,071	$632,298	$293,320	$329,308
Operating expenses:
Materials, supplies and other	303,520	260,078	265,950	132,584	126,882
Restructuring cost	14,058	—	—	—	—
Rent	52,322	36,608	23,768	12,212	10,615
Labor and fringe benefits	133,762	121,628	117,419	57,952	64,104
Fuel	79,782	83,427	89,843	40,534	56,177
Depreciation and amortization	59,231	54,918	53,175	27,375	24,502
Taxes, other than income taxes	26,022	21,862	19,352	10,090	8,925
Selling, general and administrative expenses	49,007	41,470	37,432	19,474	25,959

Total operating expenses	717,704	619,991	606,939	300,221	317,164
Operating income (loss)	(4,852)	80	25,359	(6,901)	12,144
Other expense (income):
Interest expense	61,656	41,514	39,023	19,448	17,754
Other, net(a)	3,679	(6,303)	(4,438)	(1,727)	(5,716)

Income (Loss) before reorganization items, fresh start adjustments, extraordinary item and income taxes	(70,187)	(35,131)	(9,226)	(24,622)	106
Reorganization items and fresh start adjustments(b)	—	24,344	139,951	47,394	—
Extraordinary item — gain on discharge of debt	—	—	155,358	—	—
Income taxes (benefit)	(176)	2,101	1,787	314	401

Net income (loss)	$(70,011)	$(61,576)	$4,394	$(72,330)	$(295)

Net loss per common share — basic					$(0.01)

Net loss per common share — diluted(c)					$(0.01)

Shares used in computing basic and diluted net loss per common share (in thousands)(c)					21,854

Reorganized Company

As of June 30, 2005

(Dollars in thousands)
Statement of Financial Position Data:
Cash, cash equivalents and restricted cash(d)	$16,166
Working capital(e)	66,962
Total assets	659,593
Total debt(f)	377,239
Stockholders’ equity	101,868

	Year Ended			Six Months Ended

	Dec. 27,	Dec. 26,	Dec. 31,	July 2,	June 30,
	2002	2003	2004	2004	2005

				Predecessor	Reorganized
	Predecessor Company			Company	Company

	(Dollars in thousands, except per share data)
Other Operating Data:
EBITDA(g)	$50,265	$36,845	$97,435	$(25,837)	$41,904
Net cash provided by (used in) operating activities	$6,900	$(16,066)	$36,197	$(1,452)	$12,905
Capital expenditures	$13,362	$9,209	$12,520	$4,261	$11,485
Towboats (at period end)(h)	186	166	165	168	155
Barges (at period end)(h)	4,710	3,670	3,369	3,396	3,323
Tonnage (in thousands, for period ended)(h)	74,606	55,732	49,024	23,231	22,617

(a)	Gain (loss) on property dispositions of $(247), $287, $455 and $(143) for 2004, 2003, 2002 and the first six months of 2004, respectively, have been reclassified from operating expenses to other expense (income).

(b)	We filed a petition of reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) on January 31, 2003. Items related to the reorganization are presented separately in accordance with SOP-97. In the second quarter of 2004, we recorded a loss of $35,206 from the sale of Argentina- based assets. In the fourth quarter of 2004, we recorded $83,030 in fresh start accounting adjustments due to our emergence from bankruptcy.

(c)	Diluted earnings per share for the six months ended June 30, 2005 do not include shares issuable pursuant to stock options because their effect is anti-dilutive.

(d)	Includes $9,452 in restricted cash held in escrow to repay bonds guaranteed by the U.S. Maritime Administration (“MARAD”) that are obligations of Vessel Leasing LLC, our indirect, wholly owned subsidiary.

(e)	We define working capital as total current assets minus total current liabilities.

(f)	Includes $799 in capital lease obligations and excludes the discount to fair market value of the bonds guaranteed by MARAD of $1,597.

(g)	EBITDA represents net income before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in our industry.
      The following table reconciles net income to EBITDA on an historical basis:

	Year Ended			Six Months Ended

	Dec. 27,	Dec. 26,	Dec. 31,	July 2,	June 30,
	2002	2003	2004	2004	2005

	(Dollars in thousands)
Net (loss) income	$(70,011)	$(61,576)	$4,394	$(72,330)	$(295)

Interest income	(435)	(112)	(944)	(644)	(458)
Interest expense	61,656	41,514	39,023	19,448	17,754
Depreciation and amortization	59,231	54,918	53,175	27,375	24,502
Income taxes (benefit)	(176)	2,101	1,787	314	401

EBITDA	$50,265	$36,845	$97,435	$(25,837)	$41,904

footnotes continued on following page

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current or future cash requirements for capital expenditures;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as a measure of our liquidity. Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the Statements of Cash Flow included in our consolidated financial statements.

For the year ended December 31, 2004, EBITDA includes an extraordinary gain of $155,358 from the discharge of debt according to the Plan of Reorganization and a nonrecurring expense of $139,951 for reorganization items and fresh start adjustments.

(h)	Includes equipment operated by foreign subsidiaries.

RISK FACTORS
You should carefully consider the following risk factors in addition to other information contained in this prospectus before you decide to invest in our common stock. If the events discussed in these risk factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected and the market value of our common stock could decline.
RISKS RELATED TO OUR INDUSTRY
Freight transportation rates for the Inland Waterways fluctuate from time to time and may decrease.
          Freight transportation rates fluctuate from season to season and year to year. Levels of dry and liquid cargo being transported on the Inland Waterways vary based on several factors, including global economic conditions and business cycles, domestic agricultural production and demand, international agricultural production and demand and foreign exchange rates. Additionally, fluctuation of ocean freight rate spreads between the Gulf of Mexico and the Pacific Northwest affects demand for barging on the Inland Waterways. The number of barges and towboats available to transport dry and liquid cargo on the Inland Waterways also varies from year to year as older vessels are retired and new vessels are placed into service. The resulting relationship between levels of cargoes and vessels available for transport affects the freight transportation rates that we are able to charge. Significant periods of high vessel availability relative to cargo demand could adversely affect demand for our services and the rates we are able to charge.
An oversupply of barging capacity may lead to reductions in freight rates and profitability.
          Our industry has previously suffered from oversupply of barges relative to demand for barging services. Such oversupply may recur due to a variety of factors, including a drop in demand, overbuilding and delay in scrapping of barges approaching the end of their useful economic lives. Once an oversupply of barges occurs, it can take several years before supply matches demand due to the variable nature of the barging industry and the freight transportation industry in general and the relatively long life of marine equipment. Such oversupply could lead to reductions in the freight rates that we are able to charge.
Yields from North American and worldwide grain harvests could materially affect demand for our barging services.
          Demand for dry cargo barging in North America is affected significantly by the volume of grain exports flowing through ports in the Gulf of Mexico. The volume of grain exports can vary due to, among other things, crop harvest yield levels in the United States and abroad. Overseas grain shortages increase demand for U.S. grain, while worldwide over-production decreases demand for U.S. grain. Other factors, such as how receptive the overseas markets are to genetically altered products, may also affect demand for U.S. grain. Fluctuations in demand for U.S. grain exports can lead to temporary barge oversupply, which in turn leads to reduced freight rates. We cannot assure you that historical levels of U.S. grain exports will be maintained in the future.
Higher fuel prices could dramatically increase operating expenses and adversely affect profitability.
          In 2004, fuel expenses represented approximately 15% of our operating expenses. For the six months ended June 30, 2005, fuel expenses represented approximately 18% of our operating expenses. Fuel prices are subject to fluctuation as a result of domestic and international events. Nearly all of our long-term contracts contain provisions that allow us to pass along a significant portion of any fuel expense increase to our customers, thereby reducing, but not eliminating, our fuel price risk. Increased fuel prices in the future could dramatically increase our operating expenses and adversely affect our profitability.

We are subject to adverse weather and river conditions.
          Our barging operations are affected by weather and river conditions. Varying weather patterns can affect river levels and cause ice to form in certain river areas of the United States. For example, the Upper Mississippi River closes annually from approximately mid-December to mid-March, and ice conditions can hamper navigation on the upper reaches of the Illinois River during the winter months. During hurricane season in the summer and early fall, we may be subject to revenue loss, business interruptions and equipment and facilities damage, particularly in the Gulf region. With respect to our Venezuelan operations, barge transportation is limited to the period between late May and December, when the Orinoco River has a sufficient water level for navigation. In addition, adverse river conditions affect towboat speed, tow size and loading drafts and can delay barge movements. Lock outages due to lock maintenance and other interruptions in normal lock operation can also delay barge movements. Jeffboat’s waterfront facility is subject to occasional flooding. Jeffboat’s manufacturing operation, much of which is conducted outdoors, is also subject to weather conditions. As a result, these operations are subject to production schedule delays caused by severe weather. Terminals may also experience operational interruptions as a result of weather or river conditions.
Seasonal fluctuations in industry demand could adversely affect our operating results.
          The inland barging business is seasonal. Historically, our revenue and profits have been lower during the first six months of the year and higher during the last six months of the year. This seasonality is due primarily to the timing of the North American grain harvest. Our working capital requirements track the rise and fall of our revenue and profits throughout the year. As a result, adverse market or operating conditions during the last six months of a calendar year could disproportionately adversely affect our operating results.
The aging infrastructure on the Inland Waterways may lead to increased costs and disruptions in our operations.
          Many of the dams and locks on the Inland Waterways were built early in the last century, and their age makes them costly to maintain and susceptible to unscheduled maintenance outages. Much of this infrastructure needs to be replaced, but federal government funding of its 50% share for new projects has historically been limited. The delays caused by malfunctioning dams and locks may increase our operating costs and delay the delivery of our cargoes. Moreover, increased diesel fuel user taxes could be imposed on us in the future to fund necessary infrastructure improvements.
The inland barge transportation industry is highly competitive; increased competition could adversely affect us.
          The inland barge transportation industry is highly competitive, and there are few significant barriers to entry. Some of our principal competitors have greater financial resources or are less leveraged than we are and thus may be better able to withstand and respond to adverse market conditions within the barging industry. Increased competition in the future could result in a significant increase in available shipping capacity on the Inland Waterways. See “Business — Competition.”
The threat of terrorist attacks adversely affects our operations, and a future terrorist attack on U.S. soil could have a material adverse effect on the barging industry.
          As of June 2004, pursuant to the Homeland Security Act, the inland river barge industry became subject to specific compliance requirements under the maritime security regime implemented by the Maritime Transportation Security Act of 2002. This Act imposed more stringent requirements related to liquid commodities and certain dangerous cargoes, both of which we handle and transport. We have incurred expenses to meet the deadline for initial implementation of the specific training, communication, response and record-keeping requirements for our towboats and port facilities and will continue to incur expenses to comply with ongoing requirements. In addition, at heightened levels of threat to national and/or maritime security, our operations may be disrupted or suspended at the direction of the U.S. Coast Guard or the U.S. Army Corps of Engineers.
          The effect that terrorist attacks, such as those carried out on September 11, 2001, may have on the barging industry in general, and on our business in particular, is not known at this time. Such attacks, and the uncertainty surrounding them, may impact our operations in many ways, including disruptions of rail lines, highways, locks and dams and fuel supplies and the possibility that our facilities and vessels could be direct targets of, or indirect casualties of, acts of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect our revenue or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. Such attacks may lead to increased volatility in fuel costs and availability.
Global trade agreements, tariffs and subsidies could decrease the demand for imported and exported goods, adversely affecting the flow of import and export tonnage through the Port of New Orleans and the demand for barging services.
          The volume of goods imported through the Port of New Orleans is affected by subsidies or tariffs imposed by the U.S. or foreign governments. Demand for U.S. grain exports may be affected by the actions of foreign governments and global or regional economic developments. Foreign subsidies and tariffs on agricultural products affect the pricing of and the demand for U.S. agricultural exports. U.S. and foreign trade agreements can also affect demand for U.S. agricultural exports as well as goods imported into the United States. Similarly, national and international embargoes of the agricultural products of the United States or other countries may affect demand for U.S. agricultural exports. These events, all of which are beyond our control, could have a material adverse effect on the demand for our barging services.
Changes to domestic or international government regulations affecting the domestic or foreign barging industries may adversely impact our operations.
          The domestic and foreign barging industries are subject to various laws and regulations, including international treaties, conventions, national, state and local laws and regulations and the laws and regulations of the flag nations of vessels, all of which are subject to amendment or changes in interpretation. In addition, various governmental and quasi-governmental agencies require barge operators to obtain and maintain permits, licenses and certificates respecting their operations. Any significant changes in laws or regulations affecting the inland barge industry, or in the interpretation thereof, could adversely impact our operations.
The Jones Act restricts foreign ownership of our stock, and the repeal or substantial amendment of the Jones Act could increase competition on the Inland Waterways and have a material adverse effect on our business.
          The Jones Act requires that, to be eligible to operate a vessel transporting non-proprietary cargo on the Inland Waterways, the company that owns the vessel must be at least 75% owned by U.S. citizens at each tier of its ownership. The Jones Act therefore restricts, directly or indirectly, foreign ownership interests in the entities that directly or indirectly own the vessels which we operate on the Inland Waterways. If we at any point cease to be 75% owned by U.S. citizens, we may become subject to penalties and risk forfeiture of our Inland Waterways operations. At present, we are approximately 92% owned by U.S. citizens.
          The Jones Act continues to be in effect and supported by the U.S. Congress and the current administration. However, we cannot assure you that the Jones Act will not be repealed or amended in the future. If the Jones Act were to be repealed or substantially amended and, as a consequence, competitors with lower operating costs were to enter the Inland Waterways market, our business likely would be materially adversely affected. In addition, our advantages as a U.S.-citizen operator of Jones Act vessels could be eroded over time as there continue to be periodic efforts and attempts by foreign investors to circumvent certain aspects of the Jones Act.

RISKS RELATED TO OUR BUSINESS
Our aging fleet of barges could adversely affect our revenue, earnings and cash flows.
          The average life expectancy of a dry cargo barge is 25 to 30 years. We anticipate that, by the end of 2009, approximately 28% of our current dry cargo barges will have reached the end of their economic useful lives. Once barges begin to reach 25 years of age, the cost to maintain and operate them may be so high that it is more economical for the barges to be scrapped. If such barges are not scrapped, additional operating costs to repair and maintain the barges would likely reduce cash flows and earnings. If such barges are scrapped and not replaced, revenue, earnings and cash flows will decline. We may not be able to replace scrapped barges with new barges based on uncertainties related to financing, timing and shipyard availability. If such barges are replaced, significant capital outlays would be required.
Our cash flows and borrowing facilities will not be adequate for our additional capital needs and, if we incur additional borrowings, our future cash flow and capital resources may not be sufficient for payments of interest and principal of our substantial indebtedness.
          Our operations are capital intensive and require significant capital investment. We intend to fund substantially all of our needs to operate the business and make capital expenditures, including to invest in our aging barge fleet, through operating cash flows and borrowings. We will need more capital than may be available under the asset based revolver and therefore we will be required either to (a) seek to increase the availability under the asset based revolver or (b) obtain other sources of financing. If we incur additional indebtedness, the risk that our future cash flow and capital resources may not be sufficient for payments of interest on and principal of our substantial indebtedness would increase. We may not be able to increase the availability under the asset based revolver or to obtain other sources of financing on commercially reasonable terms, or at all. If we are unable to obtain additional capital, we may be required to curtail our capital expenditures and we may not be able to invest in our aging barge fleet and to meet our obligations, including our obligations to pay the principal and interest under our indebtedness. If we are unable to obtain additional capital to invest in our aging barge fleet, our business would be adversely affected.
Increases in prevailing interest rates will increase our interest payment obligations.
          Our asset based revolver accrues interest at rates that fluctuate with LIBOR and prime-based indexes, so that any increases in these indexes will increase our interest payment obligations. To date, we have not entered into hedging transactions in order to manage our floating interest rate exposure. An increase in our interest payment obligations would increase our cost of borrowing and adversely affect our financial results.
There will be adverse consequences if the pending appeal of the confirmation of our Plan of Reorganization is successful.
          On January 19, 2005, MilFam II LP and Trust A-4 (together the “Miller Entities”), which hold approximately $23 million in principal amount of our PIK Notes, filed a notice of appeal in the United States District Court for the Southern District of Indiana challenging the confirmation of our Plan of Reorganization by the U.S. Bankruptcy Court, Southern District of Indiana, New Albany Division (the “Bankruptcy Court”) and the denial by the Bankruptcy Court of their motion for reconsideration. The Miller Entities have filed a statement of issues to be raised in the appeal, alleging that (a) the Bankruptcy Court undervalued our enterprise value and based its determination on inaccurate and incomplete information, (b) the Plan of Reorganization is not “fair and equitable” as to the Miller Entities or other holders of PIK Notes, (c) the PIK Notes should not have been subordinated to our 2008 Senior Notes, (d) certain releases should not have been granted and (e) HY I Investments, L.L.C. (“HY I”) should not have been permitted to vote on the Plan of Reorganization and DHC should not have received a recovery under the Plan of Reorganization. The Miller Entities unsuccessfully sought a stay of a part of the confirmation order. Among the remedies that the Miller Entities argue should be implemented is the issuance to holders of PIK Notes of sufficient additional new shares so that the holders of PIK Notes will realize the additional value that the Miller Entities assert the holders of PIK Notes are entitled, with the issuance of such additional new shares correspondingly diluting the value of new shares that were issued to holders of 2008 Senior Notes. The issuance of new shares could materially dilute the percentage of ownership of some or all of ACL’s stockholders. We are currently opposing the appeal. However, the appeal could be successful, and the ultimate outcome of this matter could materially adversely affect either our ability to fully consummate our Plan of Reorganization as confirmed or the market value of the common stock and could involve a material cost to us. See “Business — Litigation — Current Legal Proceeding.”
Our barging services outside the United States subject us to changes in foreign economic and political conditions.
          Barging services provided to customers outside the United States represented approximately 5.6% of our revenue in 2003 and approximately 4.3% of our revenue in 2004. Demand for our services may be affected by economic and political conditions in each of the foreign countries in which we provide services. Our foreign operations are also subject to other risks of doing business abroad, including fluctuations in the value of currencies (which may affect demand for products priced in U.S. dollars as well as local labor and supply costs), import duties, changes to import and export regulations (including quotas), possible restrictions on the repatriation of capital and earnings, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable, the burdens and cost of compliance with a variety of foreign laws, changes in citizenship requirements for purposes of doing business and government expropriation of operations or assets. From time to time, there have been proposals to adopt regulations or take other actions that would have a direct or indirect adverse impact on our business or market opportunities, and we cannot assure you that the political, cultural, economic or business climate outside the United States will be favorable to our operations.
Our Venezuelan operations rely primarily on the business of a single customer.
          Substantially all of our Venezuelan affiliate’s revenue results from a 10-year contract with Venezuela’s state-owned aluminum company. That contract, which expires in April 2013, calls for our Venezuelan affiliate to move a minimum of 2.6 million tons of bauxite per year. Our Venezuelan barging operations generated approximately 4% of our total revenue in 2004. We cannot guarantee that the Venezuelan government will continue to cause or allow our customer to fulfill its obligations under the referenced contract. The government could also take other actions to impair our operations.
We are subject to foreign exchange regulations which, together with fluctuations in foreign exchange rates, may adversely affect revenue and profitability.
          Our transportation contracts in South America are currently denominated in U.S. dollars. However, many expenses incurred in the performance of such contracts, such as crew wages and fuel, are, by necessity, denominated in a foreign currency. Therefore, we are affected by fluctuations in the value of the U.S. dollar in relation to certain foreign currencies. For example, the Venezuelan government promulgated new currency control laws in February 2003, which prohibit the direct payment of U.S. dollars to Venezuelan entities by Venezuelan governmental entities and strictly regulate the convertibility of U.S. dollars and Venezuelan bolivar currencies in Venezuela. As a result, our customer, a state-owned entity, is restricted in its ability to pay us in U.S. dollars under our U.S. dollar-denominated transportation contract in Venezuela. We have an arrangement in place that allows us to be paid in U.S. dollars through a third-party intermediary, which helps minimize our foreign exchange rate risk under this contract. However, our ability to continue this arrangement or enter into similar arrangements in the future could be limited. In addition, our investments in foreign affiliates subject us to additional foreign currency exchange rate, equity price and political risks.

A disposition of our Venezuelan operations would affect earnings.
          From time to time, we have had discussions with entities expressing some level of interest in acquiring our Venezuelan operations. While, as of the date of this prospectus, we have not entered into any sort of agreement, we would consider the sale of our Venezuelan operations in exchange for appropriate consideration. While such a sale would result in a one-time boost to cash from investing activities, it would decrease cash flow from operating activities on a going-forward basis due to the elimination of the cash flow stream from our Venezuelan operations.
We have a history of losses and filed for bankruptcy in 2003.
          We have incurred net losses in four of our last five fiscal years. In January 2003, we filed a voluntary petition seeking relief from our creditors pursuant to Chapter 11 of the Bankruptcy Code and emerged in January 2005. Our ability to generate sufficient cash flow is influenced by a number of factors that are difficult to predict and may be beyond our control.
The failure to accurately forecast future equipment needs may result in either excess or insufficient resources depending on changes in demand for barging services.
          The periodic replacement of barges and towboats represents a significant cost associated with our business. Due to the variable nature of the barging industry and the freight transportation industry in general as well as the relatively long life of marine equipment, it is difficult for us to accurately predict our future equipment needs. Holding insufficient or excess equipment relative to demand for barging services could adversely affect our business.
The loss of one or more key customers, or material nonpayment or nonperformance by one or more of our key customers, would have a material adverse effect on our revenue and profitability.
          In 2004, our largest customer, Cargill, accounted for approximately 13% of our revenue, and our largest ten customers accounted for approximately 37% of our revenue. Our current long-term contract with Cargill expires at the end of December 2005. While we expect to continue our relationship with Cargill following the expiration of this contract, we cannot assure you that the relationship will continue or that, if the relationship continues, the economics of the relationship will be as favorable to us as the terms of the current contract. If we were to lose one or more of our large customers or if one or more of our large customers were to significantly reduce the amount of barging services they purchased from us and we were unable to redeploy that equipment on similar terms, or if one or more of our key customers failed to pay or perform, we would experience a significant loss of revenue.
A major accident involving one of our vessels or a major casualty loss at any of our facilities could significantly reduce production.
          One or more of our vessels or facilities may experience a major accident and may be subject to unplanned events such as explosions, fires, inclement weather, acts of God and transportation interruptions. Any shutdown or interruption of a facility could reduce the production from that facility and could prevent us from conducting our business for an indefinite period of time at that facility, which could substantially impair our business. Our cash flows may be adversely impacted by events of this type to the extent these events are not covered by insurance.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the barging industry.
          We maintain certain insurance policies in connection with our business including for workers’ compensation claims, property damage and marine-related matters. However, in a marine disaster, for example, the policies we maintain could be insufficient to cover our exposure. Further, the premiums and deductibles for the insurance policies we maintain could increase significantly due to changes in our risk profile, claims we make, industry-wide premium or deductible increases or otherwise. If we suffer claims or damages that are not adequately covered by our insurance or if we experience significant increases in the premiums we have to pay, our financial condition would be adversely affected.
Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
          Many of our employees are covered by maritime laws, including provisions of the Jones Act, the Longshore and Harbor Workers Act and the Seaman’s Wage Act. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal court. Because we are not generally protected by the limits imposed by state workers’ compensation statutes for these employees, we may have greater exposure for any claims made by these employees than is customary in the United States. To the extent these events are not covered by insurance, our cash flows may be adversely impacted.
We have experienced significant work stoppages by union employees in the past, and future work stoppages may disrupt our services and adversely affect our operations.
          As of June 30, 2005, we employed approximately 2,630 individuals. Of this total, approximately 670 domestic employees are represented by unions. Most of these domestic unionized employees (approximately 650) are represented by General Drivers, Warehousemen and Helpers, Local Union No. 89, affiliated with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America (“Teamsters”), at our Jeffboat shipyard facility under a collective bargaining agreement that expires in April 2007. Our remaining domestic unionized employees (approximately 20 individuals) are represented by the International Union of United Mine Workers of America, District 12-Local 2452 at American Commercial Terminals in St. Louis, Missouri under a collective bargaining agreement that expires in November 2007. In 2002, we experienced a ten-week work stoppage when the Teamsters’ prior collective bargaining agreement expired, which significantly reduced revenue during that period. In addition, approximately 122 of our 143 Venezuelan employees are covered by a collective bargaining agreement with the Labor Union of the Company ACBL de Venezuela, C.A. (Sintra-ACBL), which expires in February 2007. Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure you that we will not be subject to work stoppages or other labor disruption in the future. Future work stoppages or other labor disruptions would adversely affect our operations.
The loss of key personnel, including highly skilled and licensed vessel personnel, could adversely affect our business.
          We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team and other key personnel, including highly skilled and licensed vessel personnel. If key employees depart, we may have to incur significant costs to replace them and our ability to execute our business model could be impaired if we cannot replace them in a timely manner. Therefore, any loss or reduction in the number of such key personnel could adversely affect our future operating results. See “Management.”
Interruption or failure of our information technology and communications systems, or compliance with requirements related to controls over our information technology protocols, could impair our ability to effectively provide our services or increase our information technology costs, which could damage our reputation and harm our operating results and financial condition.
          Our services rely heavily upon the continuing operation of our information technology and communications systems, particularly our Integrated Barge Information System (“IBIS”). IBIS is a new application, and unforeseen problems could arise that would require unplanned expenditures. We have experienced brief system failures in the past and may experience brief or substantial failures in the future. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities. The occurrence of a natural disaster, or other unanticipated problems at our facility at which we maintain and operate our systems could result in lengthy interruptions or delays in our services. Any failure of our systems that result in interruptions in our service could reduce our revenue and profits and damage our brand.
Failure to comply with environmental, health and safety regulations could result in substantial penalties and changes to our operations.
          Our operations, facilities, properties and vessels are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and oil and oil-related products, hazardous substances and wastes and the investigation and remediation of contamination, and health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative and legal proceedings related to environmental, health and safety matters and have in the past and will continue to incur capital costs and other expenditures relating to such matters.
          In addition to environmental laws that regulate our ongoing operations, we are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, analogous state laws and the Oil Pollution Act of 1990, or OPA 90, we may be liable as a result of the release or threatened release of hazardous substances or wastes or other pollutants into the environment at or by our facilities, properties or vessels, or as a result of our current or past operations. These laws typically impose liability and cleanup responsibility without regard to whether the owner or operator knew of or caused the release or threatened release. Even if more than one person may be liable for the investigation and release or threatened release, each person covered by the environmental laws may be held responsible for all of the investigation and cleanup costs incurred. In addition, third parties may sue the owner or operator of a site for damage based on personal injury, property damage or other costs, including investigation and cleanup costs, resulting from environmental contamination.
          A release or threatened release of hazardous substances or wastes, or other pollutants into the environment at or by our facilities, properties or vessels, as the result of our current or past operations, or at a facility to which we have shipped wastes, or the existence of historical contamination at any of our properties, could result in material liability to us. We conduct loading and unloading of dry commodities, liquids and scrap materials in and near waterways. Such operations present a potential that some such material might be spilled or otherwise released into the environment, thus exposing us to potential liability.
          We are currently involved in six matters relating to the investigation or remediation of locations where hazardous materials have been released or where we or our vendors have arranged for the disposal of wastes. Such matters include situations in which we have been named or are believed to be “potentially responsible parties” under CERCLA or state laws or OPA 90 in connection with contamination of these sites. See “Business — Litigation — Environmental Litigation.”
          As of June 30, 2005, we had reserves totaling approximately $43,440 for environmental matters. Any cash expenditures required to comply with applicable environmental laws or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserves. Our environmental reserves may not be adequate to cover our future costs related to the sites associated with the environmental reserves, and any significant additional costs could adversely affect our financial condition. The discovery of additional sites, the modification of existing laws or regulations or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws or OPA 90 and other unanticipated events could also result in such a material adverse effect.

Our financial condition and results of operations will not be comparable to the financial condition or results of operations reflected in our historical financial statements.
          As a result of the reorganization, we are operating our business under a new capital structure. In addition, we are subject to fresh start accounting principles. As required by fresh start accounting principles, assets and liabilities are recorded at fair value, with the enterprise value being determined in connection with the reorganization. Accordingly, our financial condition and results of operations from and after December 31, 2004, the effective date of the Plan of Reorganization for accounting purposes, will not be comparable to the financial condition or results of operations reflected in our historical financial statements included elsewhere in this prospectus, making it difficult to compare our operations to prior periods and to assess our future prospects based on historical performance.
We are subject to, and may in the future be subject to, disputes, or legal or other proceedings that could have a material adverse effect on us.
          The nature of our business exposes us to the potential for disputes or legal or other proceedings from time to time relating to labor and employment matters, personal injury and property damage, product liability matters, environmental matters, tax matters and other matters, as discussed in the other risk factors. These disputes, individually or collectively, could harm our business by distracting our management from the operation of our business. If these disputes develop into proceedings, these proceedings, individually or collectively, could involve significant expenditures by us that could have a material adverse effect on our future revenue and profitability. We are currently involved in one bankruptcy proceeding and six environmental matters. See “Business — Litigation.”
Warranty claims asserted against us in the future could have a material adverse effect on our business.
          Our standard barge manufacturing agreements provide our customers with a warranty covering defects in materials or workmanship, subject to certain exclusions. We maintain reserves against claims on these warranties. Our actual level of warranty claims could exceed these reserves.
Our recent bankruptcy proceeding may adversely affect our third-party and employee relationships.
          Because of our recent bankruptcy, customers, vendors and other third parties may perceive that we may not be able to meet our obligations now that we have emerged from bankruptcy, which could adversely affect our relationships with those parties, as well as our ability to retain or attract high-quality employees. For example, we may have difficulty entering into long-term agreements related to our operations.
RISKS RELATED TO OUR OFFERING AND OUR COMMON STOCK
There is no established public trading market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.
          Prior to this offering, there has not been an established public trading market for our common stock. Trading in our common stock has occurred from time to time on the “pink sheets”; however, we believe it may be difficult for you to dispose of or to obtain accurate information as to the market value of shares of our common stock utilizing such trading. We have applied to list our common stock on the Nasdaq National Market. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq National Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The public offering price for the shares was determined by negotiations between us, the selling stockholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those set forth below:

•	the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates of our performance by securities analysts;

•	future sales of our common stock;

•	investor perceptions of us and our industry;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	announcements of developments related to our competitors’ or customers’ businesses; and

•	the other factors disclosed elsewhere in this prospectus.
          As a result of these factors, you may not be able to resell your shares at or above the public offering price. In addition, the stock market has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of publicly traded shares of a company, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could materially and adversely harm our financial condition and results of operations.
The price at which our shares of common stock are sold in the offering is significantly higher than our net tangible book value per share.
          The public offering price of our shares of common stock is significantly higher than our net tangible book value per share. Purchasers of our shares of common stock in this offering will experience immediate and substantial dilution in net tangible book value, as adjusted for this offering, of $            per share. The shares of common stock owned by our existing stockholders will receive a material increase in the net tangible book value per share. To the extent we raise additional capital by issuing equity securities, our stockholders may experience future substantial book value dilution. As a result of this dilution, you may receive significantly less cash in any subsequent sale of your shares of common stock than the full purchase price you originally paid for the shares.
Certain provisions of our charter documents and agreements and Delaware law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management.
          Our certificate of incorporation and bylaws contain provisions that:

•	permit us to issue, without any further vote or action by our stockholders, up to 5 million shares of preferred stock in one or more series and, with respect to each series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions of the shares of the series;

•	remove or limit the ability of stockholders to call special meetings, to remove directors, to expand the size of our board of directors and to fill any vacancies on our board of directors between stockholder meetings;

•	impose advance notice requirements for nominations for election to our board of directors and for stockholder proposals; and

•	limit the ability of stockholders who are non-U.S. citizens under applicable U.S. maritime laws to acquire significant ownership of, or significant voting power with respect to, shares of any class or series of our capital stock.

          In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, our incentive plans and employment agreements provide for the vesting of shares of common stock (and/or payments to be made to our employees) in connection with a change of control. All of the foregoing could make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management.
Our stock price may decline due to sales of shares by our other stockholders.
          Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. All shares sold in this offering and all of our other outstanding shares of common stock will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), subject to restrictions that may be applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act and subject to the 180-day “lock-up” restrictions described in the “Underwriting” section of this prospectus. Shares issuable upon exercise of our options also may be sold in the market in the future and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock.
Our certificate of incorporation currently limits the ownership of our common stock by individuals and entities that are not U.S. citizens. This may affect the liquidity of our common stock and may result in non-U.S. citizens being required to disgorge profits, sell their shares at a loss or relinquish their voting, dividend and distribution rights.
          Under applicable U.S. maritime laws, at least 75% of the outstanding shares of our capital stock and each class thereof must be owned and controlled by U.S. citizens within the meaning of such laws. Certain related provisions of our certificate of incorporation (the “Foreign Ownership Provisions”) are intended to facilitate compliance with this requirement by removing all attributes of beneficial ownership customarily associated with equity securities from any shares of our stock that are owned by non-U.S. citizens in excess of the permitted level of foreign ownership and, as a result, may have an adverse effect on holders of shares of the common stock issued and sold pursuant to this offering.
          Under the Foreign Ownership Provisions, if at any time shares of our capital stock held of record or owned beneficially by non-U.S. citizens exceeds 24.99% of the outstanding shares of our capital stock or any class thereof, the shares in excess of such percentage, effective as of and simultaneously with the date and time such excess first exists, will not be entitled to vote and will be deemed not outstanding for the purpose of determining the vote required with respect to any matter on which our stockholders are entitled to vote. Such suspension of voting rights occurs automatically upon the existence of such excess without the requirement of any action by us or the stockholder. Consequently, if you are not a U.S. citizen, you will not be able to vote shares of our common stock owned by you at any time that such shares are deemed to exceed this threshold.
          In addition, the Foreign Ownership Provisions provide us with the option to redeem foreign-owned shares in excess of the 24.99% threshold at any time. The redemption price will be based on the average trading price for the twenty consecutive trading days immediately preceding the date the redemption notice is sent, if such trading price is available, or the good faith determination of our board, provided that such redemption price need not exceed the price at which such shares were purchased if such purchase occurred within 120 days of the redemption date. The redemption price may be payable in cash or an interest-bearing promissory note with a term of not more than ten years, as determined by our board of directors in its sole discretion. Our board has broad discretion to determine the other terms and conditions of the promissory note, including whether accrued interest will be paid prior to maturity and, if so, the frequency of such interest payments. We may exercise our redemption option with respect to any foreign-owned excess shares prior to each record date set in connection with a dividend or distribution, if any, so that the holders of such excess shares will not be entitled to receive or accrue dividends or distributions with respect thereto, and we may exercise such redemption option at such other times as we deem desirable. Consequently, if you are not a U.S. citizen and our common stock owned by you is deemed to exceed this threshold, your shares may be redeemed before you would become entitled to receive any dividends or distributions with respect thereto and the price at which your shares are redeemed may be less than the then current market price for such shares. Moreover, you may not receive the redemption price for up to ten years after the date your shares are redeemed.
          Due to the possibility that the Foreign Ownership Provisions may be triggered from time to time and apply to stockholders that are not U.S. citizens, the existence of these provisions may render our stock less attractive to certain investors that are not U.S. citizens. As a consequence, the size of the potential market for our stock may be reduced, thereby adversely affecting the liquidity of our stock. An adverse effect on liquidity may negatively affect the trading price of shares of our stock. Moreover, the Foreign Ownership Provisions could delay, defer or prevent a transaction or change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.
ACL does not intend to pay dividends for the foreseeable future.
          ACL has never declared or paid any cash dividends on its common stock. The timing and amount of future cash dividends, if any, would be determined by ACL’s board of directors and would depend upon a number of factors, including future earnings, capital requirements, financial condition, obligations to lenders and other factors that the board of directors may deem relevant. The asset based revolver, of which ACL is a guarantor, and the 2015 Senior Notes currently restrict our ability to pay dividends. Consequently, investors cannot rely on dividend income and your opportunity to achieve a return on your investment in ACL’s common stock will likely depend entirely upon any future appreciation in the price of the stock. There is no guarantee that the price of ACL’s common stock will appreciate after this offering or that the price at which you purchased your shares will be maintained.
We may require additional equity capital in the future, which may not be available to us. Sales of ACL’s equity securities to provide this capital may dilute your ownership in us.
          We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of expansion opportunities;

•	finance our capital expenditure requirements;

•	acquire complementary businesses or technologies;

•	develop new services and products; or

•	respond to competitive pressures.
          Any additional capital raised through the sale of ACL’s equity securities may dilute your percentage ownership interest in ACL. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.
One shareholder may exercise influence over us in a manner adverse to your interests.
          We estimate that as of August 19, 2005, HY I and two of its affiliates owned approximately 36% of the outstanding shares of ACL’s common stock, which percentage ownership is subject to change upon the resolution of disputed or unliquidated claims of unsecured creditors. HY I has informed us that, immediately prior to the execution of the underwriting agreement related to this offering, it intends to distribute its current holdings of ACL’s common stock to all of its members, including its affiliate, GVI Holdings, Inc. (“GVI Holdings”), the selling stockholder. See “Principal and Selling Stockholders.” By virtue of its ownership of these shares, GVI Holdings and its affiliates may exercise influence over our management and the outcome of matters required to be submitted to ACL’s stockholders for approval, including the election of directors, the approval of amendments to ACL’s organizational documents and the approval of mergers, consolidations and the sale of all or substantially all of its assets. GVI Holdings and its affiliates may have an interest in ACL pursuing acquisitions, divestitures, financings or other transactions or matters that may not coincide with the best interests of ACL’s other stockholders.
Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
          After this offering, ACL will become a registrant under the SEC. As an SEC registrant, ACL will be subject to the rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 10-K our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. Section 404’s requirements include evaluating and testing our controls over the information technology environment, such as systems development and implementation, maintenance, data conversion, system interface controls, security technologies, administration and third-party providers. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Moreover, effective internal controls over financial reporting, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in helping to prevent financial fraud. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of complying with the Sarbanes-Oxley Act, including investment in information systems, may exceed $2 million. The additional future costs of complying with these requirements may be substantial.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus includes certain “forward-looking statements” that involve many risks and uncertainties. When used, words such as “anticipate,” “expect,” “believe,” “intend,” “may be” and “will be” and similar words or phrases, or the negative thereof, unless the context requires otherwise, are intended to identify forward-looking statements. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.
          Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following:

•	Freight transportation rates for the Inland Waterways fluctuate from time to time and may decrease.

•	An oversupply of barging capacity may lead to reductions in freight rates and profitability.

•	Yields from North American and worldwide grain harvests could materially affect demand for our barging services.

•	Higher fuel prices could dramatically increase operating expenses and adversely affect profitability.

•	We are subject to adverse weather and river conditions.

•	The inland barge transportation industry is highly competitive; increased competition could adversely affect us.

•	Our aging fleet of barges could adversely affect our revenue, earnings and cash flows.

•	Our cash flows and borrowing facilities will not be adequate for our additional capital needs and, if we incur additional borrowings, our future cash flow and capital resources may not be sufficient for payments of interest and principal of our substantial indebtedness.

•	Increases in prevailing interest rates will increase our interest payment obligations.

•	There will be adverse consequences if the pending appeal of the confirmation of our Plan of Reorganization is successful.

•	Our barging services outside the United States subject us to changes in foreign economic and political conditions.

•	Our Venezuelan operations rely primarily on the business of a single customer.

•	We are subject to foreign exchange regulations which, together with fluctuations in foreign exchange rates, may adversely affect revenue and profitability.

•	A disposition of our Venezuelan operations would affect earnings.

•	The failure to accurately forecast future equipment needs may result in either excess or insufficient resources depending on changes in demand for barging services.

•	The loss of one or more key customers, or material nonpayment or nonperformance by one or more of our key customers, would have a material adverse effect on our revenue and profitability.

•	The loss of key personnel, including highly skilled and licensed vessel personnel, could adversely affect our business.

          See the risk factors included in “Risk Factors” beginning on page 15 of this prospectus for a more detailed discussion of the foregoing and certain other factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook.

USE OF PROCEEDS
          We estimate that the net proceeds of the sale of the common shares that we are selling in this offering will be $                    million, based on an assumed public offering price of $          per share, which is the mid-point of the price range on the cover of this prospectus.
          We currently anticipate that we will use our net proceeds to repay approximately $           million of indebtedness under our 2015 Senior Notes and approximately $           million of indebtedness outstanding under our asset based revolver. The 2015 Senior Notes proceeds and the borrowings under our asset based revolver were initially used to pay off the remaining balances on our then-existing senior secured term loan and junior secured term loan. The 2015 Senior Notes bear interest at a rate of 9 1/2% per annum and are the general, unsecured senior obligations of American Commercial Lines LLC (“ACL LLC”) and ACL Finance Corp. The asset based revolver has a five-year term, maturing February 11, 2010, and bears interest at LIBOR plus a margin (2.25% as of June 30, 2005) based upon the amount of unused availability under the facility.
          The remainder of the proceeds from this offering will be used to pay a prepayment premium under the 2015 Senior Notes, as well as fees and expenses related to this offering. The prepayment premium of $6.7 million will be expensed in 2005. The other fees and expenses related to this offering will be treated as a reduction of other capital, thereby reducing the amount of equity recognized from the proceeds of this offering. We are electing to redeem a portion of the 2015 Senior Notes and incur the prepayment premium because we believe the premium is economically justified by the interest savings. In the future, we expect to reborrow under our asset based revolver in order to reinvest in our barge fleet and to take advantage of market opportunities. Please see the section of the prospectus entitled “Description of Certain Indebtedness and Security Arrangements” for additional information relating to our indebtedness.
          We will not receive any of the proceeds from the sale of common shares by the selling stockholder.
DIVIDEND POLICY
          ACL has not declared or paid any cash dividends in the past and does not anticipate declaring or paying any cash dividends on its common shares in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by ACL’s board of directors and would depend upon a number of factors, including our future earnings, capital requirements, financial condition, obligations to lenders and other factors that the board of directors may deem relevant. The asset based revolver, of which ACL is a guarantor, and the 2015 Senior Notes currently restrict our ability to pay dividends.

CAPITALIZATION
          The following table sets forth our cash and cash equivalents and capitalization:

•	on a consolidated basis at June 30, 2005; and

•	on an as adjusted basis as if this offering had occurred at June 30, 2005.

          You should read this table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes included elsewhere in this prospectus.

	As of June 30, 2005

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$6,714
Restricted cash(a)	9,452

Total cash	16,166

Asset based revolver	$134,500
Capital lease obligations	799
Bonds guaranteed by MARAD(b)	32,476
Maritime lien notes and tort lien notes	9,464
2015 Senior Notes	200,000

Total debt	$377,239

Stockholders’ equity:
Common stock (125,000,000 authorized shares, par value $0.01, 23,241,716 issued and outstanding, actual; authorized shares, par value $0.01, issued and outstanding, as adjusted)(c)	$232
Other capital	106,351
Unearned compensation	(4,420)
Retained deficit	(295)

Total stockholders’ equity	101,868

Total capitalization	$479,107

(a)	Cash held in escrow to repay the bonds guaranteed by MARAD.

(b)	Excludes unamortized discount of $1,597.

(c)	Gives retroactive effect to the increase in authorized shares effective July 18, 2005 and the stock dividend discussed under “Description of Capital Stock.”

CURRENT TRADING OF ACL COMMON STOCK
          There is no established public trading market for shares of ACL common stock. The following table shows, for the quarterly periods indicated, the high and low quotes at the end of the day for the shares of common stock of ACL as reported on the Pink Sheets Electronic Quotation Service. These quotes are provided solely for informational purposes and are not necessarily representative of trading prices in an established public trading market nor of any price at which the shares of common stock purchased in this offering may be traded in the future. See “Risk Factors — There is no established public trading market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.”

	Stock Price(1)
			Average Daily
	High	Low	Volume(2)

March 14, 2005 through March 31, 2005(3)	$17.88	$15.50	64,050
April 1, 2005 through June 30, 2005	$18.25	$15.00	22,874

(1)	As adjusted for the stock dividend declared by our board of directors on July 19, 2005 and effected in August 2005 pursuant to which holders of common stock received three additional shares of common stock for each outstanding share of common stock. See “Description of Capital Stock.”

(2)	Not adjusted for the stock dividend referenced in footnote 1 to this table.

(3)	Quotes for shares of ACL common stock were not reported prior to March 14, 2005.

DILUTION
          If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.
          Our as adjusted net tangible book value as of June 30, 2005 equaled approximately $               million, or $          per share of common stock. As adjusted net tangible book value per share of common stock is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of shares of common stock outstanding.
          On an as adjusted basis, after giving effect to the sale of           shares of common stock offered by us in this offering at an assumed public offering price of $          per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the application of the estimated net proceeds of this offering as described under “Use of Proceeds,” our as adjusted net tangible book value, as of June 30, 2005 would have equaled approximately $               , or $          per share of common stock. This represents an immediate increase in net tangible book value of $          per share to our existing stockholders and an immediate dilution in net tangible book value of $          per share to new investors of common stock in this offering. If the public offering price in this offering is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Assumed public offering price per share	$
As adjusted net tangible book value per share as of June 30, 2005	$
Increase in as adjusted net tangible book value per share attributable to this offering	$
Net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors	$
          If the underwriters exercise their over-allotment option in full, the net tangible book value per share after giving effect to the offering would be $          per share, and the dilution in net tangible book value per share to new investors would be $          per share.

SELECTED CONSOLIDATED FINANCIAL DATA
          Set forth below is our selected consolidated financial data for each of the five fiscal years ended December 31, 2004 and for the six months ended July 2, 2004 and June 30, 2005. The selected consolidated financial data for the five fiscal years ended December 31, 2004 is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 26, 2003 and December 31, 2004, and for the five months ended May 28, 2002, the seven months ended December 27, 2002 and the fiscal years ended December 26, 2003 and December 31, 2004, are included in this prospectus. The selected consolidated financial data for the six months ended July 2, 2004 and June 30, 2005 are derived from our unaudited consolidated financial statements included in this prospectus. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes included in this prospectus and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

			Five	Seven
	Fiscal Years Ended		Months	Months	Fiscal Years Ended		Six Months Ended
			Ended	Ended
	Dec. 29,	Dec. 28,	May 28,	Dec. 27,	Dec. 26,	Dec. 31,	July 2,	June 30,
	2000	2001	2002	2002	2003	2004	2004	2005

							Predecessor	Reorganized
	Predecessor Company						Company	Company

	(Dollars in thousands, except per share data)
Statement of Operating Data:
Revenue	$773,838	$788,501	$284,805	$428,047	$620,071	$632,298	$293,320	$329,308
Operating expenses:
Materials, supplies, and other	314,124	322,284	143,374	174,204	260,078	265,950	132,584	126,882
Rent	48,451	56,003	22,797	29,525	36,608	23,768	12,212	10,615
Labor and fringe benefits	135,949	138,465	54,998	78,764	121,628	117,419	57,952	64,104
Fuel	88,094	93,560	30,434	49,348	83,427	89,843	40,534	56,177
Depreciation and amortization(a)	56,014	55,497	21,824	37,407	54,918	53,175	27,375	24,502
Taxes, other than income taxes	26,394	25,905	10,764	15,258	21,862	19,352	10,090	8,925
Selling, general and administrative expenses	50,190	47,924	19,459	29,548	41,470	37,432	19,474	25,959

Total operating expenses	719,216	739,638	303,650	414,054	619,991	606,939	300,221	317,164
Operating income (loss)	54,622	48,863	(18,845)	13,993	80	25,359	(6,901)	12,144
Other expense (income)(b)(c)	(8,361)	(16,857)	372	3,307	(6,303)	(4,438)	(1,727)	(5,716)
Interest expense	70,813	70,932	25,712	35,944	41,514	39,023	19,448	17,754
Income (Loss) before reorganization items, income taxes, and cumulative effect of accounting change	(7,830)	(5,212)	(44,929)	(25,258)	(35,131)	(9,226)	(24,622)	106
Reorganization items and fresh start adjustments(d)	—	—	—	—	24,344	139,951	47,394	—
Cumulative effect of accounting change and extraordinary item(e)	—	490	—	—	—	(155,358)	—	—
Income taxes (benefit)	4,263	118	(919)	743	2,101	1,787	314	401

Net income (loss)	$(12,093)	$(5,820)	$(44,010)	$(26,001)	$(61,576)	$4,394	$(72,330)	$(295)

Net loss per common share — basic								$(0.01)

Net loss per common share — diluted(f)								$(0.01)

Shares used in computing basic and diluted net loss per common share (in thousands)(f)								21,854

	Dec. 29,	Dec. 28,	Dec. 27,	Dec. 26,	Dec. 31,	June 30,
	2000	2001	2002	2003	2004	2005

					Reorganized
	Predecessor Company				Company

	(Dollars in thousands)
Statement of Financial Position Data:
Cash, cash equivalents and restricted cash(g)	$59,568	$47,253	$20,824	$43,029	$55,827	$16,166
Working capital(h)	(107,354)	(681,674)	(599,170)	(619,974)	91,890	66,962
Total assets	787,538	757,936	811,641	812,196	685,468	659,593
Long-term debt, including current portion	658,055	608,519	553,620	613,445	406,433	374,843
Stockholders’ equity	(142,618)	(148,019)	44,022	(19,674)	100,098	101,868

			Five	Seven
	Fiscal Years Ended		Months	Months	Fiscal Years Ended		Six Months Ended
			Ended	Ended
	Dec. 29,	Dec. 28,	May 28,	Dec. 27,	Dec. 26,	Dec. 31,	July 2,	June 30,
	2000	2001	2002	2002	2003	2004	2004	2005

							Predecessor	Reorganized
	Predecessor Company						Company	Company

	(Dollars in thousands, except per share data)
Other Operating Data:
EBITDA(i)	$117,675	$119,416	$2,451	$47,814	$36,845	$97,435	$(25,837)	$41,904
Net cash provided by (used in) operating activities	$30,782	$24,588	$(19,678)	$26,578	$(16,066)	$36,197	$(1,452)	$12,905
Capital expenditures	$30,554	$19,772	$5,605	$7,757	$9,209	$12,520	$4,261	$11,485
Towboats (at period end)(j)	206	193	193	186	166	165	168	155
Barges (at period end)(j)	5,103	5,083	5,005	4,710	3,670	3,369	3,396	3,323
Tonnage (in thousands, for period ended)(j)	71,224	75,546	30,251	44,355	55,732	49,024	23,231	22,617

(a)	On May 29, 2002, DHC purchased ACL and elected push-down accounting which is reflected in the basis of our properties and related depreciation.

(b)	Gain (loss) on property dispositions of $(247), $287, $455, $16,498, $1,686 and $(143) for 2004, 2003, 2002, 2001, 2000 and the first six months of 2004, respectively, have been reclassified from operating expense to other expense (income).

(c)	Includes (i) $11,418 gain from the sale of Waterways Communication System LLC in 2000 and (ii) $734 expense from the early redemption premium on certain terminal revenue bonds in 2000. We recorded a gain of $1,885 in 2001 from the early retirement of $5,000 in our Old Senior Notes.

(d)	We filed a petition for reorganization under Chapter 11 of the Bankruptcy Code on January 31, 2003. Items related to the reorganization are presented separately in accordance with SOP 90-7. In the second quarter of 2004, we recorded a loss of $35,206 from the sale of Argentina-based assets. In the fourth quarter of 2004, we recorded $83,030 in fresh start accounting adjustments due to our emergence from bankruptcy.

(e)	We adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in 2001 with a cumulative effect of accounting change adjustment of $490 in non-cash expense for an interest rate cap. In the fourth quarter of 2004, we recorded a gain on the discharge of debt of $155,358 due to our emergence from bankruptcy.

(f)	Diluted earnings per share for the six months ended June 30, 2005 do not include shares issuable pursuant to stock options because their effect is anti-dilutive.

(g)	Includes $6,328, $7,754, $9,182 and $9,452 at December 27, 2002, December 26, 2003, December 31, 2004 and June 30, 2005, respectively, in restricted cash held in escrow to repay the bonds guaranteed by MARAD.

(h)	We define working capital as total current assets minus total current liabilities.

footnotes continued on following page

(i)	EBITDA represents net income before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in our industry.

The following table reconciles net income to EBITDA on an historical basis:

			Five	Seven	Fiscal Years
	Fiscal Years Ended		Months	Months	Ended		Six Months Ended
			Ended	Ended
	Dec. 29,	Dec. 28,	May 28,	Dec. 27,	Dec. 26,	Dec. 31,	July 2,	June 30,
	2000	2001	2002	2002	2003	2004	2004	2005

	(Dollars in thousands)
Net (loss) income	$(12,093)	$(5,820)	$(44,010)	$(26,001)	$(61,576)	$4,394	$(72,330)	$(295)

Interest income	(1,322)	(1,311)	(156)	(279)	(112)	(944)	(644)	(458)
Interest expense	70,813	70,932	25,712	35,944	41,514	39,023	19,448	17,754
Depreciation and amortization	56,014	55,497	21,824	37,407	54,918	53,175	27,375	24,502
Income taxes (benefit)	4,263	118	(919)	743	2,101	1,787	314	401

EBITDA	$117,675	$119,416	$2,451	$47,814	$36,845	$97,435	$(25,837)	$41,904

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current or future cash requirements for capital expenditures;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as a measure of our liquidity. Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the Statements of Cash Flow included in our consolidated financial statements.

For the year ended December 31, 2004, EBITDA includes an extraordinary gain of $155,358 from the discharge of debt according to the Plan of Reorganization and a nonrecurring expense of $139,951 for reorganization items and fresh start adjustments.

(j)	Includes equipment operated by foreign subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
          Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of the financial condition, changes in financial condition and results of operations of American Commercial Lines Inc. (the “Company”). MD&A should be read in conjunction with, and is qualified in its entirety by reference to, the accompanying consolidated financial statements and footnotes. MD&A is organized as follows:

•	Overview. This section provides a general description of the Company and its business, as well as developments the Company believes are important in understanding the results of operations and financial condition or in understanding anticipated future trends.

•	Results of Operations. This section provides an analysis of the Company’s results of operations for the three years ended December 31, 2004 and the six months ended June 30, 2005.

•	Liquidity and Capital Resources. This section provides an overview of the Company’s sources of liquidity, a discussion of the Company’s debt that existed as of June 30, 2005 and an analysis of the Company’s cash flows for the three years ended December 31, 2004 and the six months ended June 30, 2005. This section also provides information regarding certain contractual obligations and hedging activities.

•	Seasonality. This section discusses the seasonality of our business.

•	Changes in Accounting Standards. This section discusses certain changes in accounting and reporting standards applicable to the Company.

•	Critical Accounting Policies. This section discusses accounting policies that are considered important to the Company’s financial condition and results of operations, require significant judgment and require estimates on the part of management in application. The Company’s significant accounting policies, including those considered to be critical accounting policies, are also summarized in notes 1 and 2 to the accompanying consolidated financial statements.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses exposure to potential loss arising from adverse changes in fuel prices, interest rates and foreign currency exchange rates.

•	Risk Factors and Caution Concerning Forward-Looking Statements. This section references important factors that could adversely affect the operations, business or financial results of the Company or its business segments and the use of forward-looking information appearing in this prospectus, including in MD&A and the consolidated financial statements. Such information is based on management’s current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances.

OVERVIEW

Our Business
          We are one of the largest and most diversified marine transportation and service companies in the United States, providing barge transportation and related services under the provisions of the Jones Act, as well as the manufacturing of barges, towboats and other vessels. We are the second largest provider of dry cargo barge transportation and liquid cargo barge transportation on the Inland Waterways (consisting of the Mississippi River System, its connecting waterways and the Gulf Intracoastal Waterway), accounting for 15.7% of the total inland dry cargo barge fleet and 13.6% of the total inland liquid cargo barge fleet as of December 31, 2004. Our manufacturing subsidiary, Jeffboat LLC, is the second largest manufacturer of dry cargo and tank barges in the United States. For the year ended December 31, 2004, we generated revenue of $632.3 million, net income of $4.4 million and EBITDA of $97.4 million (including reorganization items, fresh start accounting adjustments and gain on the discharge of debt which, if excluded, would reduce EBITDA by $15.4 million). For the six months ended June 30, 2005, we generated revenue of $329.3 million, a net loss of $0.3 million and EBITDA of $41.9 million. See “Selected Consolidated Financial Data” for the definition of EBITDA and a reconciliation of net income to EBITDA.
          As of June 30, 2005, within our domestic fleet, we operated 3,197 barges and 124 towboats owned by us, with an additional 23 towboats operated exclusively for us by third parties. Our barges included 2,493 covered dry cargo barges, 339 open dry cargo barges and 365 tank barges, which are used to transport liquid cargoes. All of our tank barges meet or exceed current U.S. Coast Guard requirements for double-hull modifications. We provide additional value-added services to our customers, including third-party logistics through our BargeLink LLC joint venture, and we are beginning to provide container handling services between Chicago and New Orleans. Our operations incorporate advanced fleet management practices and information technology systems, including our proprietary RiverTrac real-time GPS barge tracking system, which allow us to effectively manage our fleet. We also operate on the Orinoco River in Venezuela and the Higuamo River in the Dominican Republic through our international subsidiaries.
          Our dry cargo barges transport a wide variety of bulk and non-bulk commodities. In 2004, grain was our largest cargo segment, accounting for 30% of our barging revenue, followed by coal, steel and other bulk commodities. We also transport chemicals, petroleum, edible oils and other liquid commodities through our fleet of tank barges, accounting for approximately 21% of our 2004 barging revenue.
          We have implemented a number of financial and operational restructurings over the past three years.
          On March 15, 2002, we entered into a definitive recapitalization agreement which effectuated the acquisition and recapitalization of our predecessor company (the “Danielson Recapitalization”) by Danielson Holding Corporation (“DHC”) and certain DHC subsidiaries. On May 29, 2002, the Danielson Recapitalization was consummated and American Commercial Lines LLC (“ACL LLC”) then became an indirect, wholly owned subsidiary of DHC.
          During 2002 and through the beginning of 2003, we experienced a decline in barging rates, reduced shipping volumes and excess barging capacity during a period of slow economic growth and a global economic recession. Due to these factors, our revenue and earnings did not meet expectations and our liquidity was significantly impaired. We determined that our debt burden was too high, and that a restructuring under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) offered us the most viable opportunity to reduce our debts while continuing operations. We therefore filed voluntary petitions seeking relief from our creditors pursuant to Chapter 11 of the Bankruptcy Code on January 31, 2003.
          Through the pendency of our bankruptcy, we developed and implemented strategic changes to capitalize on our position as a leader in marine transportation and related services.
          The relief afforded us by Chapter 11 protection provided us with time to reorganize our business, which included: (a) an examination of our barge fleet focusing on (i) projected industry demand, (ii) above-market vessel charters and (iii) the life-cycles of owned vessels; (b) an examination of the value and cost of our real estate holdings, affreightment contracts and other contracts; (c) a realignment of business operations and related processes; and (d) in response to judgments made as the result of (a) and (b) above, an examination of corporate structure and personnel to identify appropriate divestiture, merger, dissolution and workforce reduction opportunities. In particular, we took the following actions:

•	rejected certain above-market vessel charters for barges and towboats, downsizing our barge fleet by approximately 840 barges and 18 towboats;

•	negotiated reductions of our charter hire rates for approximately 440 barges;

•	rejected certain real property leases and certain executory contracts deemed uneconomical or not part of our ongoing core operations;

•	completed reductions in force, which, combined with normal attrition, constituted approximately 30% of our barging workforce and which, combined with a 22% increase in Jeffboat hourly labor, resulted in an overall workforce reduction of 22%; and

•	implemented changes in our work processes and structure.
          These actions were expected to result in an estimated annual improvement of approximately $30 million in operating income.
          In addition, during our reorganization process, we:

•	scrapped economically obsolete barges and continued to market and sell certain owned towboats deemed non-essential to our business;

•	sold non-core business interests, including our 50% interest in UABL Limited, the operating company serving the Paraná/ Paraguay River Systems (“UABL”), and other Argentina-based assets for $24.1 million in cash and our 50% interest in Global Materials Services LLC (“GMS”) for $14.0 million in cash; and

•	refocused our business operations to concentrate on more densely structured traffic patterns, better asset utilization and reduced fleet congestion.
          Our plan of reorganization was confirmed on December 30, 2004 with no material contingencies to become effective and we emerged from Chapter 11 protection on January 11, 2005.
          The following table illustrates the effect of our reorganization initiatives through the end of 2004:

	Fiscal Year 2002	Fiscal Year 2004	% Change

Domestic barge fleet(1)	4,581 barges	3,240 barges	(29.3)%
Headcount(1)	3,528 employees	2,733 employees	(22.5)%
Revenue	$712.9 million	$632.3 million	(11.3)%
Domestic barging revenue per barge(2)	$122,030	$146,949	20.4%
Domestic barging revenue per employee	$202,069	$231,357	14.5%
Operating income (loss)	$(4.9) million	$25.4 million
Operating income margin %	(0.7)%	4.0%	470 bps

(1)	Data as of the end of the period.

(2)	Based on the average number of barges operated during the period. Average barges are calculated using beginning and end of year balances. Of the $24,919 revenue per barge increase from 2002 to 2004, we estimate approximately $7,000 is due to customer contract fuel adjustments.

          Market conditions for our business have improved significantly since the first half of 2004. Through the second quarter of 2005, we continue to experience an increase in market freight rates for dry and liquid cargo commodities. The increase is driven by a reduction in the industry supply of dry cargo barges and a robust volume of coal freight and northbound freight from the Gulf Coast. Our average rates per ton-mile for dry cargo freight and liquid cargo freight increased approximately 32% and 19%, respectively, in the second quarter of 2005 compared to the second quarter of 2004, and approximately 34% and 16%, respectively, in the first six months of 2005 compared to the first six months of 2004. This was partially offset by an approximate $0.52 per gallon increase in fuel price in the second quarter of 2005 compared to the second quarter of 2004, which increased our total domestic barging cost by approximately 11%.

          The following table illustrates the effect of our reorganization initiatives through the first six months of 2005:

		Twelve Months Ended
	Fiscal Year 2002	June 30, 2005	% Change

Domestic barge fleet(1)	4,581 barges	3,197 barges	(29.9)%
Headcount(1)	3,528 employees	2,628 employees	(25.5)%
Revenue	$712.9 million	$668.3 million	(6.3)%
Domestic barging revenue per barge(2)	$122,030	$166,976	36.8%
Domestic barging revenue per employee	$202,069	$254,300	25.9%
Operating income (loss)	$(4.9) million	$44.4 million
Operating income margin %	(0.7)%	6.6%	730 bps

(1)	Data as of the end of the period.

(2)	Based on the average number of barges operated during the period. Average barges are calculated using beginning and end of period balances. Of the $44,946 revenue per barge increase from 2002 to the twelve months ended June 30, 2005, we estimate approximately $8,300 is due to customer contract fuel adjustments.

          Our cash operating costs consist primarily of purchased services, materials, supplies and repairs (presented as “materials, supplies and other” on the consolidated statements of operations), labor and fringe benefits, fuel, rent and fuel user tax, along with selling, general and administrative costs. Fuel expense has continued to rise as a direct result of increased fuel prices. The average price per gallon of diesel fuel consumed by our vessels in the second quarter of 2005 was approximately $1.53 compared to approximately $1.01 in the second quarter of 2004. Term contracts are in place for approximately 80% of 2005 projected barge freight moves. Because spot grain moves are typically longer hauls with higher rates, we estimate customer contract adjustments protect approximately 70% of our 2005 freight and towing revenue from changes in fuel price. Historically, contract adjustments have typically been deferred one calendar quarter.
     Outlook
          Barge Transportation Services. Barge market behavior is driven by the fundamental forces of supply and demand, influenced by a variety of factors including the size of the domestic Inland Waterways barge fleet, local weather patterns and navigation circumstances, domestic and international consumption of agricultural and industrial products, crop production, trade policies and the price of steel.
          The demand for dry cargo freight on the Inland Waterways is driven by the production volumes of dry bulk and non-bulk commodities transported by barge as well as the attractiveness of barging as a means of freight transportation. Coal for domestic utility companies, industrial and coke producers and export markets; construction commodities such as cement, limestone, sand and gravel; and coarse grain, such as corn and soybeans, for export markets are the major drivers of demand for dry cargo freight. Other commodity drivers include products used in the manufacturing of steel, finished and partially-finished steel products, aluminum ore, salt, gypsum, fertilizer and forest products.
          The demand for our liquid freight is driven by the demand for bulk chemicals used in domestic production, including styrene, methanol, ethylene glycol, propylene oxide, caustic soda and other products. It is also affected by the demand for clean petroleum products and agricultural-related products such as vegetable oil, ethanol and molasses.
          As we are primarily a covered hopper barge operator, the demand for coarse grain freight, particularly transport demand for corn, is a significant driver of our revenue. The United States Department of Agriculture (the “USDA”) currently forecasts 2004/ 2005 and 2005/2006 crop year corn exports of 1.825 billion bushels and 1.950 billion bushels, respectively, as compared to corn exports of

1.900 billion bushels for the 2003/ 2004 crop year. Crop years are measured from September 1 through August 31 of the next calendar year. The 2005/ 2006 crop year corn harvest is currently forecast to be approximately 10.3 billion bushels, which is below the record 11.8 billion bushels expected for 2004/ 2005 but still would be the second largest crop on record, according to Informa. Continued dry conditions in the corn belt states, particularly Illinois, could further reduce the corn crop production estimate. We believe that the current year corn crop production combined with significant stock still in storage from last year’s crop will provide substantial demand for barge freight in the last half of 2005.
          The long term outlook for U.S. corn exports remains positive. The USDA estimates U.S. corn exports to increase by approximately 40% by 2009/ 2010 to 2.6 billion bushels. This is due to an expected increase in overseas demand for feed grains, an estimated reduction in corn export volume from China and an estimated flat corn export volume from Brazil. The geography of the expected increase in overseas demand for feed grains also favors export freight by barge through New Orleans as the largest increases are expected from Mexico and from Atlantic basin markets, Europe, North Africa and the Middle East. Increases in ocean freight rates favor New Orleans as the port of departure over the Pacific Northwest for these markets. Achieving this increase in U.S. corn exports is dependent upon various factors, including a continuing increase in the size of the U.S. corn crop, as domestic ethanol production is also expected to increase and compete for corn with the export market.
          Over the past few years, increasing utilization of existing coal-fired power generating capacity and increasing demand for coke (used in the production of steel) have resulted in increased demand for both steam coal and metallurgical coal. According to the U.S. Energy Information Administration, the high spot and forward prices of natural gas and oil, falling utility stockpiles, increased utilization and expansion of existing coal-fired power plants, new construction of coal-fired power plants, strong steel demand and the weak dollar are expected to contribute to continued growth in demand for coal in both domestic and export markets.
          The combination of this growth in coal demand and constrained rail capacity is expected to continue to result in increasing commitment of existing barging capacity to dedicated transport of coal, as coal-fired power plants move to ensure uninterrupted delivery of their fuel supplies. This is expected to have a secondary benefit of diverting existing barging capacity from other dry trades, particularly grain and other spot market transactions, which in turn may have a further positive effect on freight rates.
          While demand for barge transportation is expected to continue to increase, we believe that existing capacity will continue to be retired from the barging sector. According to Informa, from 1998 to 2004, the industry fleet size was reduced by 2,036 barges, or an 8.8% reduction, to its 2004 year-end level of 21,056. This level represents the lowest number of barges in operation within our industry since 1992. We believe capacity will continue to be taken out of the industry as older barges reach the end of their useful lives. The average economic useful life of a dry cargo barge is generally estimated to be between 25 and 30 years.
          Freight rates in both the dry and liquid freight markets are a function of the relationship between the amount of freight demand for these commodities and the number of barges available to load freight. We believe that the current supply/ demand relationship for dry cargo freight indicates that the recent improvements in market freight rates will be sustained into the near term with the possibility of further increases in freight rates. We believe that the supply/ demand relationship for liquid freight will remain steady with freight rates to be moderately higher and sufficient to compensate carriers for fuel price increases. Approximately 66% of our aggregated dry and liquid projected capacity for 2006 will be re-priced in the last six months of 2005 for contract periods beginning in 2006. As these contracts are re-priced, we expect to benefit from the improved rate environment. Our fixed price grain contract with Cargill expires at the end of 2005, converting 7% of our revenue from a fixed contract base price to spot market pricing in 2006. Additionally, we anticipate increasing the amount of spot market transactions in other commodities. We expect that the combined effect will result in an increase in spot market transactions from approximately 20% of freight transport volume in 2005 to a range of 30% to 35% in 2006.

          Our current long-term contract with our largest customer, Cargill, expires at the end of 2005. This contract is a fixed base freight rate, adjusted for fuel and general inflation, for the transport of grain commodities. Approximately 50% of the annual tons moved for Cargill is transported under this fixed base rate structure. The remaining Cargill tonnage is priced at spot market rates as is typical for most barge movements of grain. When our long-term contract with Cargill expires, all of the tonnage that we move for Cargill will be priced at spot market rates. We do not expect a loss of grain tonnage as a result of the expiration of this contract. Since our projection of spot market rates does not differ materially from the current adjusted base contract freight rate with Cargill, we do not expect a significant financial impact from the expiration of this contract.
          Fuel price increases continue to be a source of concern despite our protection from price increases under contract adjustments for approximately 70% of our 2005 revenue. Most contract adjustments are deferred one quarter. We may choose to implement a fuel hedging strategy for the remaining portion of our fuel in the second half of 2005 that is not protected by contract adjustments and we may attempt to increase the frequency of contract adjustments.
          Capital expenditures are a significant use of cash in our operations. Capital is expended to increase the useful life of towboats and barges, to fund the build of new barges to replace retiring barges, and to replace or improve equipment used in manufacturing or other lines of business. We expect total expenditures for property and equipment to be approximately $33.0 million in 2005, including approximately $15.9 million for the replacement of older tank barges with 16 new tank barges. Additionally, we expect to make other investments, primarily for software improvements to our core logistics system, of approximately $2.2 million in 2005. If justified by return on investment, we may decide to increase our capital expenditure program in future years to begin replacing retiring dry cargo barges with new units built by Jeffboat. In 2006 and 2007, as long as conditions continue to justify this investment, we currently expect total capital expenditures to be approximately $75 million and $91 million, respectively. Replacing retiring barges with new builds could materially increase our capital expenditures. Sources of funding for these capital expenditures and other investments include cash flow from operations, borrowings under the asset based revolver and proceeds from scrapping activities. We expect to utilize our net proceeds from this offering to pay down approximately $           million of debt, including approximately $           million in borrowings under the asset based revolver, which will increase our future borrowing capacity under the asset based revolver. The substantially improved rate environment is providing incentive to repair older barges in order to extend their life for a short term. The decisions of barge operators, including us, to repair certain barges instead of scrapping them is currently resulting in reduced proceeds from our scrapping activities.
          From time to time, we have had discussions with entities expressing some level of interest in acquiring our Venezuelan operations. While we have neither a definitive nor a preliminary agreement in place, we would consider the sale of our Venezuelan operations in exchange for fair consideration. While such a sale would result in a one-time boost to cash from investing activities, it would decrease cash flow from operating activities on a going-forward basis due to the elimination of the cash flow stream from our Venezuelan operations.
          Manufacturing. At the end of the second quarter of 2005, the Jeffboat vessel manufacturing backlog for external customers was approximately $188 million of contracted revenue, compared to approximately $175 million at the end of the first quarter of 2005. Approximately 76% of the total backlog at the end of the second quarter consisted of contracts for deliveries in 2005 or 2006. The backlog extends into 2008. The contracts in the backlog typically contain steel price adjustments. The actual price of steel at the time of construction may result in contract prices that are greater than or less than those used to calculate the backlog at the end of the second quarter of 2005. This backlog excludes our internal planned construction of replacement barges.

     Taxes
          Prior to our emergence from bankruptcy, our operations were conducted mainly through a series of limited liability company subsidiaries. As a result, we were not generally subject to U.S. federal or state income tax. Taxable income was allocated to the equityholder of American Commercial Lines Holdings LLC, the former parent of the predecessor company (“ACL Holdings”), and such holder was responsible for income taxes on such taxable income.
          Upon our emergence from bankruptcy, the reorganized operating entities are wholly owned subsidiaries of the Company, which is subject to U.S. federal and state income taxes on a consolidated basis.
RESULTS OF OPERATIONS
Six Months Ended June 30, 2005 Compared to Six Months Ended July 2, 2004
          As of January 1, 2005, we adopted a calendar fiscal year. Previously, we followed a 52/53 week fiscal year ending on the last Friday in December of each year and interim quarterly periods ending on Friday every 13 weeks, except for the first quarter of a 53 week fiscal year, which contained 14 weeks. The first six months of 2004 contained 27 weeks, or 189 days, compared to 181 days in the first six months of 2005. All revenue and expense amounts are approximately 4% lower in the first six months of 2005 as compared to the first six months of 2004 as a result of the difference in days in the periods.

ACL and Predecessor Company
OPERATING RESULTS by BUSINESS SEGMENT
Six Months Ended June 30, 2005 as compared with Six Months Ended July 2, 2004
(Dollars in thousands, except revenue per barge operated)

			2005
	Six Months	Six Months	Better	% of Consolidated Revenue
	Ended	Ended	(Worse)
	June 30,	July 2,	than	Six Months	Six Months
	2005	2004	2004	2005	2004

REVENUE(1)
Domestic Barging	$272,592	$231,232	$41,360	82.8%	78.8%
International Barging	5,670	9,419	(3,749)	1.7%	3.2%
Manufacturing (Jeffboat)	46,074	48,408	(2,334)	14.0%	16.5%
Other	4,972	4,261	711	1.5%	1.5%

Consolidated Revenue	$329,308	$293,320	$35,988	100.0%	100.0%
OPERATING EXPENSE
Domestic Barging	$260,221	$235,278	$(24,943)
International Barging	8,760	12,224	3,464
Manufacturing (Jeffboat)	44,379	48,213	3,834
Other	3,804	4,506	702

Consolidated Operating Expense	$317,164	$300,221	$(16,943)	96.3%	102.4%
OPERATING INCOME
Domestic Barging	$12,371	$(4,046)	$16,417
International Barging	(3,090)	(2,805)	(285)
Manufacturing (Jeffboat)	1,695	195	1,500
Other	1,168	(245)	1,413

Consolidated Operating Income	$12,144	$(6,901)	$19,045	3.7%	(2.4)%
Interest Expense	17,754	19,448	1,694
Other Expense (Income)	(5,716)	(1,727)	3,989
Reorganization Items	—	47,394	47,394

Loss before Income Taxes	$106	$(72,016)	$72,122
Income Taxes	401	314	(87)

Net (Loss)	$(295)	$(72,330)	$72,035

Domestic barges operated (average of period beginning and end)	3,219	3,404	(185)
Domestic barging revenue per barge operated (actual)	$84,682	$67,929	$16,753

(1)	Excludes inter-segment revenue.
          Revenue. Consolidated revenue for the first six months of 2005 increased 12.3% to $329.3 million from $293.3 million for the first six months of 2004. This increase was primarily due to higher domestic barging freight rates. Domestic barging revenue per barge operated for the six months ended June 30, 2005 increased 24.7% to $84,682 from $67,929 for the six months ended July 2, 2004. The increase was partially offset by lower revenue from international operations, manufacturing and barge scrapping.
          Domestic barging revenue increased $41.4 million to $272.6 million in the first six months of 2005 compared to the same period in 2004, primarily due to higher domestic barge freight transport rates on all commodities and increased volumes transported of bulk, steel and coal commodities. Our average rates per ton mile for dry cargo freight and liquid cargo freight increased approximately 34% and 16%, respectively, for the first six months of 2005 as compared to the first six months of 2004. The increase in revenue was partially offset by reduced volumes transported of grain and liquid commodities due to a reduction in our active barges as a result of barge scrapping. Our barge scrapping operation recognized revenue from processing 78 of our retired barges and 5 third-party barges in the first six months of 2005 compared to revenue from processing 177 of our retired barges and 26 third-party barges the first six months of 2004.
          International barging revenue decreased $3.7 million to $5.7 million in the first six months of 2005 compared to the same period in 2004, primarily due to reduced charter revenue after the disposition in the second quarter of 2004 of barges and towboats that were previously chartered to UABL. Revenue also declined as a result of reduced freight transported and less repair services performed in Venezuela. Freight transportation revenue in Venezuela is seasonally suspended during the first four months of each year due to low water conditions. The reductions in revenue were partially offset by increased revenue from slightly higher freight volume in the Dominican Republic.
          Manufacturing and other revenue from Jeffboat decreased $2.3 million to $46.1 million in the first six months of 2005 compared to the same period in 2004, primarily due to lower sales of dry cargo hopper and deck barges, partially offset by increased sales of tank barges.
          Operating Expense. Consolidated operating expense for the first six months of 2005 increased 5.7% to $317.2 million from $300.2 million for the first six months of 2004.
          Domestic barging expenses increased $24.9 million to $260.2 million in the first six months of 2005 compared to the same period in 2004, primarily due to higher fuel prices, higher selling, general and administrative expenses, higher materials supplies and other expense and higher labor and fringe benefits. Average fuel prices increased by approximately $0.46 per gallon to $1.45 per gallon on a volume of 36.4 million gallons for the first six months of 2005, compared to $.99 per gallon on a volume of 38.3 million gallons for the first six months of 2004. We estimate that customer contract adjustments for fuel price increased our revenue by approximately $15.9 million in the first six months of 2005 as compared to the first six months of 2004, largely offsetting the increase in fuel cost of $16.7 million due to fuel price increase. Selling, general and administrative expense increased $6.5 million in the first six months of 2005 compared to the first six months of 2004 due to $4.2 million in increased incentive bonus accruals for employees, $2.1 million in restricted stock and stock option expense for management and directors, $0.8 million in severance expense, and $0.4 million in expense for reinstated compensation plans that were suspended during the first six months of 2004. These increases were offset by lower commissions, bad debt, insurance and telecommunications expense. Severance expense was a result of the termination of administrative employees in the first week of June 2005. Materials, supplies and other expense increased due to increases in costs for purchased services with significant, direct fuel components such as towing and harbor tug hires. Higher boat charter expense and vessel repairs also contributed to the increase in materials, supplies and other expense. These increases were partially offset by lower expenses as a result of reduced activity in the barge scrapping operation. Labor and fringe benefits expense increased due to increased incentive bonus expense for vessel personnel.
          International barging expenses decreased $3.5 million to $8.8 million in the first six months of 2005, due to the elimination of crewing fees for towboats previously chartered to UABL and to reduced expenses from lower freight transport volume in Venezuela.
          Manufacturing expenses decreased $3.8 million to $44.4 million in the first six months of 2005 from the same period in 2004 due to the reduced production volume referenced above. The manufacturing division’s operating margin ratio improved to 3.7% in the first six months of 2005 from 0.4% in the first six months of 2004, due to more units manufactured with approximately the same levels of overhead and burden expense.
          Interest Expense. Interest expense for the first six months of 2005 decreased to $17.8 million from $19.4 million for the first six months of 2004. The decrease was due to lower debt issuance cost and discount amortization in the first six months of 2005 as a result of the debt restructurings in January 2005. Interest expense on outstanding debt balances increased $0.7 million in the first six months of 2005, as compared to the same period last year, due to the higher interest on our 2015 Senior Notes compared to the rates on our former variable rate term loans. Interest expense also increased due to the higher fixed rate on our interim financing which was in effect for approximately 30 days and due to a higher LIBOR interest rate base. LIBOR was the base rate for certain interest rate adjustments under our former senior credit facilities and debtor in possession credit facility. It is also the primary base rate for borrowings under our asset based revolver. Increased interest expense was partially offset by lower interest rate margins under our asset based revolver compared to the margins under our former loans. These margins are added to LIBOR to arrive at the total interest rate on our bank debt.
          Other Income. Other income increased to $5.7 million in the first six months of 2005 from $1.7 million in the first six months of 2004 primarily due to gains on the dispositions of domestic marine equipment, offset by less equity earnings after the disposal of UABL in April 2004 and GMS in October 2004.
          Reorganization Items. Reorganization items are expenses incurred as a result of the Chapter 11 reorganization. There were no reorganization items in the first six months of 2005, compared to $47.4 million in the first six months of 2004, including a $35.2 million loss on the sale of UABL and other Argentine based assets. The remaining reorganization items in the first six months of 2004 were primarily legal and consulting expense.
          Income Tax Expense. In 2004, our operating companies, except ACL Finance Corp., were limited liability companies. Prior to 2005, we passed our U.S. federal and substantially all of our state taxable income to ACL Holdings, whose equityholder was responsible for those income taxes. In 2005, effective with the reorganization, our operating companies became wholly owned subsidiaries of corporate parents. In the first six months of 2005, an income tax expense of $0.4 million was recognized. Pre-tax income was $0.1 million. The effective tax rate is the combined rate for domestic pre-tax income and foreign taxable income. Income tax expense is based on foreign pre-tax income before expense or income for minority interest. The effective rate for domestic income tax is equal to the federal and state statutory rates after considering the deductibility of state income taxes for federal income taxes. The foreign effective rate is lower than the statutory rate due to anticipated investment tax credits and inflation adjustments. Income tax expense for the first six months of 2005 is increased due to a valuation allowance against our deferred tax assets as of June 30, 2005. This valuation allowance for deferred tax assets together with the effect of the mix of our domestic and foreign income causes our effective tax rate to vary from the federal statutory rate.
          Net (Loss). Net loss decreased $72.0 million to net loss of $0.3 million in the first six months of 2005 as compared to net loss of $72.3 million in the first six months of 2004, due to the reasons noted above.

     Year Ended December 31, 2004 Compared with Year Ended December 26, 2003
ACL (PREDECESSOR COMPANY)
OPERATING RESULTS by BUSINESS SEGMENT
2004 as compared with 2003
(Dollars in thousands, except revenue per barge operated)

			2004	% of
	Fiscal Year	Fiscal Year	Better	Consolidated
	Ended	Ended	(Worse)	Revenue
	December 31,	December 26,	than
	2004	2003	2003	2004	2003

REVENUE(1)
Domestic Barging	$498,305	$508,297	$(9,992)	78.8%	82.0%
International Barging	27,216	34,467	(7,251)	4.3%	5.6%
Manufacturing (Jeffboat)	97,988	70,208	27,780	15.5%	11.3%
Other	8,789	7,099	1,690	1.4%	1.1%

Consolidated Revenue	$632,298	$620,071	$12,227	100.0%	100.0%
OPERATING EXPENSE
Domestic Barging	$480,352	$510,521	$30,169
International Barging	22,885	30,876	7,991
Manufacturing (Jeffboat)	95,099	71,018	(24,081)
Other	8,603	7,576	(1,027)

Consolidated Operating Expense	$606,939	$619,991	$13,052	96.0%	100.0%
OPERATING INCOME
Domestic Barging	$17,953	$(2,224)	$20,177
International Barging	4,331	3,591	740
Manufacturing (Jeffboat)	2,889	(810)	3,699
Other	186	(477)	663

Consolidated Operating Income	$25,359	$80	$25,279	4.0%	0.0%
Interest Expense	39,023	41,514	2,491
Other Expense (Income)	(4,438)	(6,303)	(1,865)
Reorganization Items	56,921	24,344	(32,577)
Fresh Start Adjustments	83,030	—	(83,030)

Loss before Income Taxes and Extraordinary Item	$(149,177)	$(59,475)	$(89,702)
Income Taxes	1,787	2,101	314

Loss before Extraordinary Item	$(150,964)	$(61,576)	$(89,388)
Extraordinary Item — Gain on Discharge of Debt	155,358	—	$155,358

Net Income (Loss)	$4,394	$(61,576)	$65,970

Domestic barges operated (average of period beginning and end)	3,391	4,061	(670)
Domestic barging revenue per barge operated (actual)	$146,949	$125,165	$21,784

(1)	Excludes inter-segment revenue.

          Revenue. Consolidated revenue for the year ended December 31, 2004 increased 2.0% to $632.3 million from $620.1 million for the year ended December 26, 2003. This increase was primarily due to increased sales at Jeffboat, increased revenue from a newly formed barge scrapping operation and higher domestic barging freight rates. The increase in revenue was partially offset by reduced revenue from operating fewer domestic barges, reduced demand for grain freight and reduced charter revenue after the disposal of certain assets previously chartered to UABL.
          Domestic barging revenue decreased $10.0 million to $498.3 million in 2004, primarily due to operating fewer domestic barges and reduced demand for grain freight, partially offset by increased barge scrapping revenue and higher domestic barging freight rates. We rejected vessel charters for approximately 830 barges, most of which were returned in the last nine months of 2003. Demand for grain freight declined in the second and third quarter of 2004 as grain shipments were diverted to alternate transportation modes and routes as a result of anomalies in ocean freight rates. Our barge scrapping operation processed 344 barges in 2004 compared to 182 barges processed in 2003, and at significantly increased scrapping prices in 2004. Barging freight rates improved for grain, bulk, coal and liquid freight due to a reduced supply of barges in the industry and increased demand for non-grain freight.
          International barging revenue decreased $7.3 million to $27.2 million in 2004 primarily due to reduced charter revenue after the disposition in the second quarter of 2004 of barges and towboats that were previously chartered to UABL. Revenue also declined in the Dominican Republic as a result of reduced demand for cement. The reductions in revenue were partially offset by increased revenue from slightly higher freight volume in Venezuela and from additional repair services performed in Venezuela. International terminal revenue increased to $3.3 million in 2004 from $1.6 million in 2003 due to increased volume through the terminal in Venezuela.
          Jeffboat’s revenue increased $27.8 million to $98.0 million in 2004 primarily due to higher sales prices driven by increases in the cost of steel and due to higher volume of inland tanker, ocean tanker and deck barge sales.
          Operating Expense. Consolidated operating expense for the year ended December 31, 2004 decreased 2.1% to $606.9 million from $620.0 million for the year ended December 26, 2003.
          Domestic barging expenses decreased $30.2 million to $480.4 million in 2004 primarily due to lower labor and fringe benefit cost, lower rent and lower federal fuel user taxes resulting from a reduced fleet size. The expense reduction was partially offset by higher fuel expense and higher expenses from increased activity in the barge scrapping operation. The increase in fuel price in 2004 was only partially offset by lower fuel consumption compared to 2003 as a result of operating fewer vessels. Average fuel prices before user tax increased by $0.18 per gallon to $1.09 per gallon on a volume of 76 million gallons for 2004, compared to $0.91 per gallon on a volume of 85 million gallons for 2003. We estimate that customer contract adjustments for fuel price increased our revenues by approximately $11.1 million in 2004 as compared to 2003, partially offsetting the increase in fuel cost of $13.7 million due to fuel price increase.
          International barging expenses decreased $8.0 million to $22.9 million in 2004, due to the elimination of crewing fees for towboats previously chartered to UABL and to reduced expenses from lower volume in the Dominican Republic. These reductions were partially offset by increased expenses in Venezuela as a result of increased repair services to third parties.
          Jeffboat’s expenses increased $24.1 million to $95.1 million in 2004 due to higher material costs driven by steel prices and due to higher volume of inland tanker, ocean tanker and deck barge sales.
          Interest Expense. Interest expense for 2004 decreased to $39.0 million from $41.5 million for 2003. The decrease was due to lower outstanding balances on the debtor-in-possession, or DIP, term loan in 2004 partially offset by higher LIBOR. The LIBOR was the base rate for certain interest rate adjustments under our senior credit facilities and DIP credit facility. Higher debt discount amortization was partially offset by lower debt issuance cost amortization.

          Other Income. Other income decreased to $4.4 million in 2004 from $6.3 million in 2003 primarily due to less equity investee earnings after the disposal of UABL in April 2004, partially offset by increased equity earnings from our investment in GMS and increased interest income.
          Reorganization Items. Reorganization items are expenses incurred as a result of the Chapter 11 reorganization. The increase to $56.9 million in 2004 compared to $24.3 million in 2003 was primarily due to the $35.2 million loss on the disposal of the investment in UABL and other assets used in the Argentina-based operation.
          Income Tax Expense. Income taxes for 2004 decreased to $1.8 million from $2.1 million for 2003 due to lower foreign income tax expense recognized in 2004. In 2004, our operating companies, except ACL Finance Corp., were limited liability companies. We passed our U.S. federal and substantially all of our state taxable income to ACL Holdings, whose equityholder was responsible for those income taxes.
          Extraordinary Item. We recorded in 2004 an extraordinary gain in the amount of $155.4 million resulting from the discharge of debt for borrowed money in connection with our emergence from bankruptcy.
          Net Income (Loss). Net income increased $66.0 million to net income of $4.4 million in 2004 as compared to net loss of $61.6 million in 2003, due to the reasons noted above.
     Year Ended December 26, 2003 Compared with Year Ended December 27, 2002
          As a result of the Danielson Recapitalization on May 29, 2002, our assets and liabilities were adjusted to estimated fair value under push down purchase accounting. Our consolidated financial statements for the periods ended before May 29, 2002 were prepared using the historical basis of accounting. Although a new basis of accounting began on May 29, 2002, we have summarized the results for the year ended December 27, 2002 below by combining the periods before and after May 29, 2002 together, as we believe presentation of these periods on a combined basis to be meaningful for comparison purposes. Except as noted below, the impact on results of operations related to push down purchase accounting has not materially affected the comparability of the periods.

ACL (PREDECESSOR COMPANY)
OPERATING RESULTS by BUSINESS SEGMENT
2003 as compared with 2002
(Dollars in thousands, except revenue per barge operated)

			2003	% of
	Fiscal Year	Fiscal Year	Better	Consolidated
	Ended	Ended	(Worse)	Revenue
	December 26,	December 27,	than
	2003	2002	2002	2003	2002

REVENUE(1)
Domestic Barging	$508,297	$581,837	$(73,540)	82.0%	81.6%
International Barging	34,467	38,863	(4,396)	5.6%	5.5%
Manufacturing (Jeffboat)	70,208	81,653	(11,445)	11.3%	11.5%
Other	7,099	10,499	(3,400)	1.1%	1.4%

Consolidated Revenue	$620,071	$712,852	$(92,781)	100.0%	100.0%
OPERATING EXPENSE
Domestic Barging	$510,521	$593,075	$82,554
International Barging	30,876	34,027	3,151
Manufacturing (Jeffboat)	71,018	82,038	11,020
Other	7,576	8,564	988

Consolidated Operating Expense	$619,991	$717,704	$97,713	100.0%	100.7%
OPERATING INCOME
Domestic Barging	$(2,224)	$(11,238)	$9,014
International Barging	3,591	4,836	(1,245)
Manufacturing (Jeffboat)	(810)	(385)	(425)
Other	(477)	1,935	(2,412)

Consolidated Operating Income	$80	$(4,852)	$4,932	0.0%	(0.7)%
Interest Expense	41,514	61,656	20,142
Other Expense (Income)	(6,303)	3,679	9,982
Reorganization Items	24,344	—	(24,344)

Loss before Income Taxes and Extraordinary Item	$(59,475)	$(70,187)	$10,712
Income Taxes (Benefit)	2,101	(176)	(2,277)

Net (Loss)	$(61,576)	$(70,011)	$8,435

Domestic barges operated (average of period beginning and end)	4,061	4,768	(707)
Domestic barging revenue per barge operated (actual)	$125,165	$122,030	$3,135

(1)	Excludes inter-segment revenue.
          Revenue. Consolidated revenue for the year ended December 26, 2003 decreased 13% to $620.1 million from $712.9 million for the year ended December 27, 2002. The revenue decrease was primarily due to lower domestic barging freight volume as a result of our reduced barge fleet size. Jeffboat sales were also lower in 2003 as a reduction in dry cargo barge sales was only partially offset by an increase in tank barge sales. International and other units also experienced reduced sales in 2003 compared to 2002.

          Domestic barging revenue decreased $73.5 million to $508.3 million in 2003 primarily due to lower volume of grain, bulk, coal and liquid freight, and lower demurrage revenue, partially offset by increases in freight rates and increases in towing revenue. The average number of barges operated declined approximately 23% from 2002 to 2003 as a result of barge charter rejections in the reorganization and owned barges taken out of service at the end of their economic useful lives.
          International barging revenue decreased $4.4 million to $34.5 million in 2003 primarily due to a reduction in the base contract rate in Venezuela in 2003 in conjunction with a ten-year contract extension, an operation in Venezuela to move bauxite tonnage during the low water navigation season in 2002 that was discontinued in 2003 and the non-recurring sale of logistics services to a third-party barge operator to transport equipment from the United States to Venezuela in 2002. The reductions in revenue were partially offset by the addition of a three-year surcharge to the rates in Venezuela to offset a temporary cost increase that began in 2003 and higher tons delivered in Venezuela in 2003. International terminal revenue, included in the other revenue segment, decreased to $1.6 million in 2003 from $3.8 million in 2002 due to reduced volume through the general commodities terminal in Venezuela.
          Revenue at Jeffboat decreased $11.5 million to $70.2 million in 2003 primarily due to lower volume of dry cargo barge sales partially offset by increased tank barge sales.
          Operating Expense. Consolidated operating expense for the year ended December 26, 2003 decreased 13.6% to $620.0 million from $717.7 million for the year ended December 27, 2002. Domestic barging expenses decreased $82.6 million to $510.5 million in 2003 primarily due to lower barging services costs, lower rent and lower labor and fringe costs as a result of the fleet size reduction. The expense reduction was partially offset by higher fuel expense and higher expenses from the initiation of the barge scrapping operation. An increase in average fuel price in 2003 as compared to 2002 was only partially offset by lower fuel consumption. Average fuel prices before user tax increased by $0.20 per gallon to $0.91 per gallon on a volume of 85 million gallons for 2003 compared to $0.71 per gallon on a volume of 105 million gallons for 2002. We estimate that customer contract adjustments for fuel price increased our revenues by approximately $11.7 million in 2003 as compared to 2002, partially offsetting the increase in fuel cost of $17.0 million due to fuel price increase. Operating expenses for 2002 also included $14.1 million in fees associated with the Danielson Recapitalization and other debt restructuring.
          International barging expenses decreased $3.1 million to $30.9 million in 2003 due to expenses associated with the non-recurring sale of logistics services to a third-party barge operator in 2002, lower 2003 depreciation on barges and towboats owned by the Argentine subsidiary due to purchase accounting adjustments and nonrecurring bad debt costs recognized in 2002. In Venezuela, higher repairs, pilot services and commissions expense were only partially offset by reduced expense in 2003 from the discontinuance of the operation to move bauxite tonnage during the low water navigation season.
          Jeffboat’s expenses decreased $11.0 million to $71.0 million in 2003 due to lower volume of dry cargo barge manufacturing offset by increased volume of tank barge manufacturing.
          Interest Expense. Interest expense for 2003 decreased to $41.5 million from $61.7 million for 2002. The decrease was due to the cessation of the accrual of interest on our 11 1/4% senior notes due 2008 due to the Chapter 11 filing on January 31, 2003, reduced outstanding balances under the senior credit facilities due to $50.0 million of prepayments in 2002 and slightly lower interest rates in 2003. These reductions were partially offset by borrowings under the DIP term loan, which began in 2003, higher discount and debt issuance cost amortization in 2003 and the inclusion of Vessel Leasing LLC’s interest expense for a full year in 2003 due to the entity being consolidated in May 2002 as part of the Danielson Recapitalization.
          Other Expense (Income). Other, net increased from an expense of $3.7 million in 2002 to income of $6.3 million in 2003, primarily due to transaction gains from currency exchanges in Venezuela, increased equity earnings from UABL in Argentina and a reduced loss on the sale of accounts receivable.

          Reorganization Items. Reorganization items are expenses incurred as a result of the Chapter 11 reorganization. The $24.3 million incurred in 2003 was primarily consulting and legal fees associated with the reorganization.
          Income Tax Expense (Benefit). Income taxes for the year increased to $2.1 million from a benefit of $0.2 million due to higher foreign tax expense in Venezuela. Our operating companies, except ACL Finance Corp., are limited liability companies. We passed our U.S. federal and substantially all of our state taxable income to ACL Holdings, whose equityholders were responsible for those income taxes.
          Net (Loss). Net loss decreased $8.4 million to net loss of $61.6 million in 2003 as compared to net loss of $70.0 million in 2002, due to the reasons noted above.
LIQUIDITY AND CAPITAL RESOURCES
          Our funding requirements include fleet maintenance, capital expenditures (including barge manufacturing), debt service payments and other working capital requirements. Historically, our primary sources of liquidity and capital resources were cash generated from operations, borrowings under our prior credit facilities and, in recent years, cash proceeds from the sale of non-core assets and surplus equipment and from barge scrapping. Following the completion of the refinancing transactions described below on February 11, 2005, our primary sources of liquidity are cash generated from operations, borrowings under the asset based revolver, cash proceeds from the sale of non-core assets and, to a lesser extent, barge scrapping activity. We expect that cash flows from operations and access to our credit facility will be sufficient to meet planned working capital, capital expenditures and other cash requirements during 2005.
          Our cash operating costs consist primarily of labor and fringe benefits, fuel, purchased services, repairs and selling, general and administrative costs. We have significantly reduced labor and fringe benefits, purchased services, repairs and selling, general and administrative over the last three years as result of our reduced fleet size and our cost reduction programs. Fuel expense, however, has continued to rise as a direct result of increased fuel prices. The average price per gallon of diesel fuel consumed by our vessels over the last three years was $0.71 in 2002, $0.91 in 2003, $1.09 in 2004 and $1.37 in the first six months of 2005. Term contracts are in place for approximately 80% of 2005 projected barge freight moves. Because spot grain moves are typically longer hauls with higher rates, we estimate customer contract adjustments protect approximately 70% of our 2005 freight and towing revenue from changes in fuel price. Historically, contract adjustments have typically been deferred one calendar quarter.
          Capital expenditures are a significant use of cash in our operations. Capital is expended to increase the useful life of towboats and barges, to fund the build of new barges to replace retiring barges, and to replace or improve equipment used in manufacturing or other lines of business. We expect total expenditures for property and equipment to be approximately $33.0 million in 2005, including approximately $15.9 million for the replacement of older tank barges with 16 new tank barges. Additionally, we expect to make other investments, primarily for software improvements to our core logistics system, of approximately $2.2 million in 2005. If justified by return on investment, we may decide to increase our capital expenditure program in future years to begin replacing retiring dry cargo barges with new units built by Jeffboat. In 2006 and 2007, as long as conditions continue to justify this investment, we currently expect total capital expenditures to be approximately $75 million and $91 million, respectively. Replacing retiring barges with new builds could materially increase our capital expenditures. Sources of funding for these capital expenditures and other investments include cash flow from operations, borrowings under the asset based revolver and proceeds from scrapping activities. We expect to utilize our net proceeds from this offering to pay down approximately $        million of debt, including approximately $      million in borrowings under the asset based revolver, which will increase our future borrowing capacity under the asset based revolver. The substantially improved rate environment is providing incentive to repair older barges in order to extend their life for a short term. The decisions of barge operators, including us, to repair certain barges instead of scrapping them is currently resulting in reduced proceeds from our scrapping activities.

     Our Indebtedness and Financial Restructuring
          Our original secured debt was issued pursuant to a Credit Agreement, dated June 30, 1998, with certain lenders and JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as administrative agent (the “original credit facility”), consisting of a $200.0 million Tranche B Term Loan due June 2006, a $235.0 million Tranche C Term Loan due June 2007 and a revolving credit facility providing for revolving loans and the issuance of letters of credit for our account in an aggregate principal amount of up to $100.0 million due June 2005 (the “original revolver”). We also had outstanding $295.0 million of unsecured 10.25% Senior Notes due June 2008 (the “Old Senior Notes”).
          On April 15, 2002, we launched an exchange offer pursuant to which we offered to exchange the Old Senior Notes for a new series of 11.25% senior notes due January 1, 2008 (the “2008 Senior Notes”) and a new class of 12% pay-in-kind senior subordinated notes due July 1, 2008 (the “PIK Notes”).
          On March 15, 2002, we entered into a definitive recapitalization agreement regarding our acquisition and recapitalization by DHC and certain DHC subsidiaries (collectively with DHC, “Danielson”). We refer to this acquisition and recapitalization as the “Danielson Recapitalization.” On April 11, 2002, we and certain lenders executed an amendment agreement under which the original credit facility would be amended and restated upon the satisfaction of certain conditions set forth in the amendment agreement, including the consummation of the Danielson Recapitalization. Effective May 29, 2002, the Danielson Recapitalization was consummated with $58.5 million of the Old Senior Notes and interest thereon, if any, contributed by Danielson to ACL Holdings, and $230 million, plus accrued interest, of the remaining $236.5 million in Old Senior Notes exchanged for the 2008 Senior Notes and the PIK Notes. As part of the Danielson Recapitalization, DHC contributed $25.0 million in cash to ACL Holdings, which was immediately used to reduce the outstanding term loan portion of the original credit facility. In addition, $50.0 million of the amount outstanding under the original revolver was converted into a new term loan (the “Tranche A Term Loan”).
          Upon completion of the Danielson Recapitalization, ACL LLC became an indirect, wholly owned subsidiary of DHC. At the same time, SZ Investments, LLC increased its equity ownership in DHC to approximately 18%. HY I Investments, L.L.C. was a holder of approximately 42% of the 2008 Senior Notes and PIK Notes.
          As of May 29, 2002, after the $25.0 million reduction in the outstanding term loan portion of the original credit facility, and after the conversion of a $50.0 million portion of the original revolver into the Tranche A Term Loan, our secured debt issued under the original credit facility, as amended and restated, consisted of a $46.6 million Tranche A Term Loan due June 30, 2005, a $134.0 million Tranche B Term Loan due June 30, 2006, a $157.7 million Tranche C Term Loan due June 30, 2007 (collectively the “Term Loans”) and the original revolver, providing for revolving loans and the issuance of letters of credit for our account in an aggregate principal amount of up to $50.0 million due June 2005.
          As of December 31, 2004, the outstanding principal balance under the Term Loans was $309.1 million and the outstanding principal balance under the original revolver was $47.8 million. The Term Loans bore interest at a rate equal to LIBOR plus a margin based on our performance. The original credit facility, as amended and restated, also contained a 1% deferred interest rate under which $7.8 million was accrued and outstanding as of December 31, 2004. The annual interest rates as of December 31, 2004 were: Tranche A — 6.3%; Tranche B — 6.9%; and Tranche C — 7.2%.
          During the pendency of the bankruptcy proceedings, we entered into a debtor-in-possession, or DIP, credit facility that provided up to $75.0 million of financing. We borrowed $50.0 million under the term loan portion of the DIP credit facility, part of which was used to retire our pre-petition receivables facility. On October 8, 2004, we repaid the term loan portion of the DIP credit facility in full. As of December 31, 2004, participating bank commitments under the DIP credit facility totaled $25.0 million.

As of that date, there were no amounts outstanding under either the term loan portion or the $25.0 million revolving portion of the DIP credit facility. We did not draw on the revolving portion of the DIP credit facility.
          As of December 31, 2004, we had outstanding indebtedness of $409.1 million. This included $309.1 million drawn under the Term Loans, $47.8 million drawn under the original revolver, $7.8 million in deferred interest on the Term Loans and the original revolver, $33.9 million in outstanding principal of bonds guaranteed by the U.S. Maritime Administration (“MARAD”), an estimated $9.5 million in maritime and tort lien notes pending the resolution of disputed claims and $1.0 million in capital lease obligations. The MARAD bonds were discounted to fair value by $1.7 million as of December 31, 2004. The $1.0 million in outstanding capital lease obligations were included in other current and long-term liabilities. We also had an outstanding loan guarantee that was not recorded as liability in our consolidated financial statements for $1.4 million in borrowings by an entity in Venezuela in which we have an equity investment. We had $25.0 million in available borrowings under the revolving portion of the DIP credit facility and the term loan portion of the DIP credit facility was repaid in full. We had $46.6 million cash on deposit in bank accounts as of December 31, 2004. We also had $9.2 million in restricted cash on deposit to service the MARAD debt.
          On January 13, 2005, we amended and restated the Term Loans into a senior secured term loan and a junior secured term loan, for which JPMorgan Chase Bank, National Association, and The Bank of New York acted as agents, to provide for continuing secured term loan financing. As of January 13, 2005, there was an aggregate of $364.8 million outstanding under the senior secured term loan and the junior secured term loan. On January 13, 2005, we also replaced the original revolver with a new $35.0 million asset based revolving credit facility with Bank of America and UBS Loan Finance LLC.
          On February 11, 2005, we paid off the remaining balances of the senior secured term loan and the junior secured term loan by restructuring the asset based revolving credit facility into a $250 million asset based revolving credit facility (the “asset based revolver”) and by issuing $200 million in 9.5% senior notes due 2015 (the “2015 Senior Notes”). The asset based revolver has a five-year term and bears interest at LIBOR plus a margin (2.25% as of June 30, 2005) or at prime plus a margin (0.75% as of June 30, 2005) based upon the amount of unused availability under the facility. As of June 30, 2005, the aggregate outstanding principal balance under the asset based revolver was approximately $134.5 million, resulting in up to approximately $115.5 million of availability (subject to satisfying certain borrowing conditions).
          As a result of the filing to reorganize under Chapter 11 of the Bankruptcy Code, we classified all of our long-term debt as current debt as of year end 2003. Following our emergence from bankruptcy, which is presented as effective on December 31, 2004 for financial reporting purposes, our long-term debt is no longer classified as current as of December 31, 2004.
          As of June 30, 2005, we had total indebtedness of $377.2 million. This included $200.0 million in 2015 Senior Notes, $134.5 million drawn under the asset based revolver, $32.5 million in outstanding principal of bonds guaranteed by MARAD, an estimated $9.4 million in maritime and tort lien notes pending the resolution of disputed claims and $0.8 million in capital lease obligations. On the consolidated statement of financial position as of June 30, 2005, the MARAD bonds were discounted to fair value by $1.6 million. This discount was not deducted from the total indebtedness amount referenced above. The $0.8 million in outstanding capital lease obligations were included in other current and long-term liabilities on the consolidated statement of financial position as of June 30, 2005. We also had an outstanding loan guarantee for $1.1 million in borrowings by an entity in Venezuela in which we have an equity investment.
          During the second quarter of 2005, we paid down $20.8 million of total debt, including $19.5 million on our asset based revolver. As of June 30, 2005, the aggregate outstanding principal balance under the asset based revolver was approximately $134.5 million, resulting in up to approximately $115.5 million of availability (subject to satisfying certain borrowing conditions). We also had cash and cash equivalents of $6.7 million and restricted cash of $9.5 million available to service the bonds guaranteed by MARAD. Total cash availability including borrowing capacity under the asset based revolver, cash and restricted cash was $131.7 million as of June 30, 2005.

          On August 25, 2005, we provided written notice to MARAD and to the trustee of the bonds guaranteed by MARAD, pursuant to the terms of the bonds, that we will redeem these bonds on October 20, 2005. We intend to redeem $32.5 million in these bonds, and we estimate that we will pay a make whole premium of between $1.0 and $1.4 million, resulting in a loss on extinguishment of this debt of approximately $3.0 million during the fourth quarter of 2005.
     Net Cash, Capital Expenditures and Cash Flow
          Six Months Ended June 30, 2005. Net cash provided by operating activities was $12.9 million in the first six months of 2005 as compared to $1.5 million cash used by operating activities in the first six months of 2004. The increase in net cash provided by operating activities was due primarily to improved cash earnings, reduced interest payments and increases in accounts payable excluding outstanding checks. (The impact of reduced outstanding checks is reported in financing activities.) These increases in cash were partially offset by increased accounts receivable, increased work-in-process inventory and increased fuel inventory due to higher prices. Reorganization items paid were also slightly higher in the first six months of 2005 compared to the same period in 2004. Reorganization items paid in the first six months of 2005 were primarily settlements of claims. Reorganization items paid in the first six months of 2004 were primarily legal and consulting fees. Net cash provided by operating activities during the first six months of 2005 was used primarily to repay borrowings under our asset based revolver.
          Capital expenditures were $11.5 million and $4.3 million in the first six months of 2005 and 2004, respectively. Capital expenditures in the first six months of 2005 included $4.3 million for construction of three tank barges. There were no expenditures for construction of domestic marine equipment in the first six months of 2004. There were expenditures of $0.03 million in the first six months of 2005 for foreign investments. Capital expenditures included $0.9 million for foreign investments in the first six months of 2004. The remaining $7.2 million and $3.4 million in domestic cash capital expenditures in the first six months of 2005 and 2004, respectively, were primarily for marine equipment maintenance and maintenance of the Jeffboat manufacturing facility. In addition, there were expenditures for other investing activities of $2.0 million and $0.6 million, primarily for software and software development, in the first six months of 2005 and 2004, respectively.
          Proceeds from property dispositions were $13.4 million in the first six months of 2005. These proceeds consisted of $7.0 million from the sale of ten tank barges designed to carry black oil products, $5.9 million from sales of surplus towboats and $0.5 million from sales of inoperable barges. A $4.4 million gain on these sales was recorded in the first six months of 2005 and is included in other, net in our consolidated statement of operations. Proceeds from property dispositions were $1.0 million in the first six months of 2004, consisting of $0.4 million from sales of barges to UABL and $0.6 million from sales of inoperable barges. A $0.1 million loss on these sales was recorded in the first six months of 2004 and is included in other, net in our consolidated statement of operations.
          In the first six months of 2005, we purchased DHC’s 50% membership interest in Vessel Leasing LLC for $2.5 million. After the purchase, ACL LLC owns 100% of the member’s interest in Vessel Leasing LLC.
          Years Ended December 31, 2004, December 26, 2003 and December 27, 2002. Net cash (used in) provided by operating activities was $36.2 million, $(16.1) million and $6.9 million for 2004, 2003 and 2002, respectively. The increase in net cash provided in 2004 compared to net cash used in 2003 was due primarily to the repurchase of accounts receivable in 2003 and improved operating income in 2004, partially offset by an increase in materials and supplies due to higher steel and fuel prices. The decrease in net cash from operating activities in 2003 compared with 2002 was primarily due to the repurchase of accounts receivable in 2003 and reorganization fees paid in 2003, partially offset by improved operating income in 2003.
          Net cash provided by operating activities and proceeds from the sale of Argentina-based assets and GMS in 2004 were used primarily for repayment of third-party debt, capital expenditures and software, and contributed to net cash. Net cash used in operating activities in 2003 and capital expenditures in 2003 were provided by borrowings under the DIP credit facility and by borrowings under the revolving credit facility to fund draws on letters of credit previously issued under the senior credit facilities. Net cash provided by operating activities in 2002, as well as DHC’s cash investment in 2002, were used primarily for repayment of third-party debt and capital expenditures.
          Capital expenditures were $12.5 million, $9.2 million and $13.4 million in 2004, 2003 and 2002, respectively. Cash expenditures included no expenditures in 2004 and 2003 and $1.9 million in 2002 for domestic marine equipment. Cash expenditures also included $1.2 million, $0.9 million and $1.8 million for foreign investments in 2004, 2003 and 2002, respectively. The remaining $11.3 million, $8.3 million and $9.7 million in domestic cash capital expenditures in 2004, 2003 and 2002, respectively, were primarily for marine equipment maintenance and maintenance of the Jeffboat shipyard.
          Other investing activities, consisting primarily of expenditures for the purchase and development of computer software, were $1.8 million, $3.6 million and $3.8 million in 2004, 2003 and 2002, respectively.
          At December 27, 2002, we had $39.3 million outstanding under a pre-petition accounts receivable securitization facility. In 2002, we received gross proceeds of $24.1 million from the sale of receivables and made gross payments of $35.8 million under the pre-petition receivables facility. The pre-petition receivables facility was repurchased on January 31, 2003 with proceeds from the DIP credit facility.

     Contractual Obligations and Commercial Commitment Summary
          A summary of the Company’s known contractual commitments under debt and lease agreements as of December 31, 2004, giving effect to the reorganization and the restructured maturity dates from the refinancing transactions, appears below.

	Payments Due by Year

		Less Than	One to	Four to	After
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years

	(in millions)
Long-term debt obligations(1)
2015 Senior Notes	$200.0	$—	$—	$—	$200.0
Asset based revolver	164.7	—	—	164.7	—
Maritime lien notes and tort lien notes	9.5	—	—	9.5	—
Bonds guaranteed by MARAD	33.9	2.9	5.8	5.8	19.4
Capital lease obligations(2)	1.0	0.4	0.6	—	—
Operating lease obligations(3)	126.6	18.3	33.3	29.2	45.8
Other reorganization-related liabilities(4)	15.6	13.1	2.5	—	—

Total contractual cash obligations	$551.3	$34.7	$42.2	$209.2	$265.2

Estimated interest on contractual debt obligations(5)	$277.1	$31.6	$62.5	$61.8	$121.2
Pro forma interest expense after debt reduction with the proceeds from this offering(6)	192.7	30.0	41.7	41.0	80.0

(1)	Represents the principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2004. Amounts do not include interest payments.

(2)	Represents the minimum capital lease payments under noncancelable leases, primarily for four harbor tugs.

(3)	Represents the minimum lease rental payments under noncancelable leases, primarily for vessels and land.

(4)	Consists of estimated and accrued obligations of approximately $7.2 million in professional fees for services performed in connection with the First Amended Joint Plan of Reorganization, $5.5 million in contract cure payments (of which $3.0 million will be paid in less than one year), $1.7 million in cash option maritime liens, $0.8 million in convenience class payments and $0.4 million in priority and administrative claims.

(5)	All interest expense calculations begin January 1, 2005 and end on the respective maturity dates. The LIBOR and prime interest rates are the rates in effect as of August 15, 2005.

(6)	Assumes that $131 million of the proceeds from the equity issuance will be used to repay debt on September 30, 2005. $70 million will be applied to the 2015 Senior Notes and $61 million will be applied to the portion of the asset based revolver with 6-month LIBOR as the base interest rate.

          We have other commercial commitments in the amount of $1.1 million in the form of a guarantee of a loan to GMS Venezuela C.A., in which we have an equity investment. Should a default by GMS Venezuela C.A. occur, we would be obligated to pay $0.4 million in less than one year and $0.7 million in one to three years.
          For additional disclosures regarding these obligations and commitments, see notes 6 and 9 to the accompanying consolidated financial statements.

Fuel Hedging
          We purchased fuel price rate caps throughout 2003 and 2004. Fuel price rate caps were based upon a published index that correlates to the price of fuel purchased by us and were essentially premiums paid to limit the price of fuel for gallons consumed that are unprotected by fuel adjustments in our customer contracts.
          The fair value of the fuel price rate cap contracts outstanding at December 31, 2004 was $0.4 million. These cap contracts expired on March 31, 2005. In the future, we may hedge our fuel price rates; however, no fuel price rate caps are currently in effect.

(in millions)
Fair value of contracts outstanding at the beginning of 2004	$1.44
Contracts realized or otherwise settled during 2004	(3.99)
Fair value of new contracts when entered into during 2004	2.57
Other changes in fair value	0.39

Fair value of contracts outstanding at December 31, 2004	$0.41

	Maturity Less
	Than One Year	Total

Source of Fair Value:
Prices provided by other external sources	$0.41	$0.41
          For additional disclosures regarding non-exchange traded contracts, see note 11 to the accompanying consolidated financial statements.
SEASONALITY
          Our business is seasonal, and our quarterly revenues and profits historically have been lower during the first six months of the year and higher during the last six months of the year due to the timing of the North American grain harvest. With respect to our Venezuelan operations, barge transportation is limited to the period between late May and early December, when the Orinoco River has a sufficient water level for navigation. In addition, working capital requirements fluctuate throughout the year. Adverse market or operating conditions during the last six months of the year could have a greater effect on our business, financial condition and results of operations than during other periods.
CHANGES IN ACCOUNTING STANDARDS
          Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R) was issued in December 2004 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In April 2005, the Securities and Exchange Commission announced that registrants with a fiscal year ending December 31 will not be required to adopt SFAS No. 123R until January 1, 2006. The Company began expensing stock compensation for new award grants under the Company’s stock compensation plans in accordance with this new standard on January 1, 2005.
          Also in December 2004, the FASB issued FASB Staff Position (“FSP”) SFAS No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004” (“FSP 109-1”) and FSP SFAS No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (“FSP 109-2”). FSP 109-1 provides guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction on qualified production activities. Accounting and disclosure guidance is provided in FSP 109-2 for the dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The Company is still assessing the impact of this standard on its consolidated financial statements.
          Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4-Issued November 2004” (SFAS No. 151) is a product of the efforts of the Financial Accounting Standards Board (FASB), to achieve short-term convergence with the International Accounting Standards Board (IASB). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. Management expects that the adoption of this new standard will not materially affect the consolidated financial statements.
CRITICAL ACCOUNTING POLICIES
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the same period. Actual results could differ from those estimates.
          The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and settlement of liabilities in the ordinary course of business. Critical accounting policies that affect the reported amounts of assets and liabilities on a going concern basis include revenue recognition; expense estimates for harbor and towing service charges, insurance claim loss deductibles and employee benefit plans; impairment of long-lived assets and asset capitalization policies.
          For a summary of all of our significant accounting policies, see notes 1 and 2 to the accompanying consolidated financial statements.
     Revenue Recognition
          The primary source of our revenue, freight transportation by barge, is recognized based on percentage of completion. The proportion of freight transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles from the loading point to the barge destination as specified in the customer’s freight contract. The position of the barge at accounting period end is determined by locating the position of the boat with the barge in tow through use of a global positioning system. The recognition of revenue based upon the percentage of voyage completion results in a better matching of revenue and expenses. This method of revenue recognition is used for all types of freight transportation contracts. Marine manufacturing and harbor service revenue is recognized based on the completed contract method due to the short-term nature of contracts. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue. Terminal, repair and other revenue is recognized as services are provided.
     Expense Estimates for Harbor and Towing Service Charges
          Harbor and towing service charges are estimated and recognized as services are received. Estimates are based upon recent historical charges by specific vendor for the type of service charge incurred and upon published vendor rates. Service events are recorded by vendor and location in our barge tracking system. Vendor charges can vary based upon the number of boat hours required to complete the service, the grouping of barges in vendor tows and the quantity of man hours and materials required. Our management believes it has recorded sufficient liabilities for these services. Changes to these estimates could have a significant impact on our financial results.

     Insurance Claim Loss Deductibles
          Liabilities for insurance claim loss deductibles include accruals for the uninsured portion of personal injury, property damage, cargo damage and accident claims. These accruals are estimated based upon historical experience with similar claim incidents. The estimates are recorded upon the first report of a claim and are updated as new information is obtained. The amount of the liability is based on the type and severity of the claim and an estimate of future claim development based on current trends and historical data. Our management believes it has recorded sufficient liabilities for these claim incidents. These claims are subject to significant uncertainty related to the results of negotiated settlements and other developments. As claims develop, we may have to change our estimates, and these changes could have a significant impact on our consolidated financial statements.
     Employee Benefit Plans
          Assets and liabilities of our defined benefit plans are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized, impacting our results of operations. The liability for post-retirement medical benefits is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs.
          Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of post-retirement benefits expense, impacting our results of operations. A 0.25% change in the discount rate would affect pension expense by $0.2 million and post-retirement medical expense by $0.03 million, respectively. A 0.25% change in the expected return on plan assets would affect pension expense by $0.3 million. A 5% change in health care cost trends would affect post-retirement medical expense by $0.05 million.
          We are self-insured and self-administered for the medical benefit plans covering most of our employees. We estimate our liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. A 10% change in the estimated lag factor would have a $0.2 million effect on operating income. The validity of the lag factor is evaluated periodically and revised if necessary. Although management believes the current estimated liabilities for medical claims are reasonable, changes in the lag in reporting claims, changes in claims experience, unusually large claims and other factors could materially affect the recorded liabilities and expense, impacting financial condition and results of operations.
     Impairment of Long-Lived Assets
          Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. These estimates are subject to uncertainty. Our significant assets were appraised by independent appraisers in connection with our application of fresh start reporting on December 31, 2004. As all assets have been stated at their estimated fair value, no impairment indicators were present at June 30, 2005.
     Assets and Asset Capitalization Policies
          Asset capitalization policies have been established by management to conform to generally accepted accounting principles. All expenditures for property, buildings or equipment with economic lives greater than one year are recorded as assets and amortized over the estimated economic useful life of the individual asset. Generally, individual expenditures less than $1,000 are not capitalized. An exception is made for program expenditures, such as personal computers, that involve multiple individual expenditures with economic lives greater than one year. The costs of purchasing or developing software are capitalized and amortized over the estimated economic life of the software.

          Repairs that extend the original economic life of an asset or that enhance the original functionality of an asset are capitalized and amortized over the asset’s estimated economic life. Capitalized expenditures include major steel replating of barges that extends the total economic life of the barges, repainting the entire sides or bottoms of barges which also extends their economic life or rebuilding boat engines, which enhances the fuel efficiency or power production of the boats.
          Routine engine overhauls that occur on a one- to three-year cycle are expensed when they are incurred. Routine maintenance of boat hulls and superstructures as well as propellers, shafts and rudders are also expensed as incurred. Routine repairs to barges, such as steel patching for minor hull damage, pump and hose replacements on tank barges or hull reinforcements, are also expensed as incurred.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          Market risk is the potential loss arising from adverse changes in market rates and prices, such as fuel prices, interest rates, foreign currency exchange rates and changes in the market value of financial instruments. We are exposed to various market risks, including those which are inherent in our financial instruments or which arise from transactions entered into in the course of business. A discussion of our primary market risk exposures is presented below.
     Fuel Price Risk
          For the six months ended June 30, 2005, fuel expenses represented approximately 18% of our operating expenses. A $.01 rise in fuel price would increase our annual operating expense by approximately $0.87 million. Fuel price increases continue to be a source of concern despite our protection from price increases under contract adjustments for approximately 70% of our 2005 revenue. Most contract adjustments are deferred one quarter. We may choose to implement a fuel hedging strategy for the remaining portion of our fuel in the second half of 2005 that is not protected by contract adjustments and we may attempt to increase the frequency of contract adjustments.
     Interest Rate and Other Risks
          At June 30, 2005, we had $156.1 million of floating rate debt outstanding, which represented the outstanding balance of the asset based revolver, one tranche of the bonds guaranteed by MARAD, the maritime lien notes and tort lien notes. If interest rates on our floating rate debt increase significantly, our cash flows could be significantly reduced, which could have a material adverse effect on our business, financial condition and results of operations. A 1.0% increase in interest rates would increase our cash interest expense by approximately $1.6 million annually. We currently have a mix of fixed and floating rate debt and have not entered into hedge agreements to protect against increases in interest rates.
     Foreign Currency Exchange Rate Risks
          All of our transportation contracts in South America are currently denominated in U.S. dollars. However, many expenses incurred in the performance of such contracts, such as crew wages and fuel, are, by necessity, denominated in a foreign currency. Therefore, we are affected by fluctuations in the value of the U.S. dollar as compared to certain foreign currencies. Additionally, our investments in foreign affiliates subject us to foreign currency exchange rate and equity price risks. The Venezuelan government promulgated new currency control laws in February 2003, which prohibit the direct payment of U.S. dollars to Venezuelan entities by Venezuelan governmental entities and restrict the convertibility of U.S. dollars and Venezuelan bolivar currencies in Venezuela. Because our subsidiary is a Venezuelan corporation, our customer, a state-owned entity, is currently restricted in its ability to pay us in U.S. dollars as provided for under our contract with the customer. We have an arrangement in place intended to minimize our foreign exchange rate risk under this contract whereby the customer pays a third-party, non-Venezuelan entity, who then provides us payment in U.S. dollars after charging a commission ranging from 5% to 8%.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS
          This MD&A includes certain “forward-looking statements” that involve many risks and uncertainties. When used, words such as “anticipate,” “expect,” “believe,” “intend,” “may be” and “will be” and similar words or phrases, or the negative thereof, unless the context requires otherwise, are intended to identify forward-looking statements. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.
          See the risk factors included in “Risk Factors” beginning on page 15 of this prospectus for a detailed discussion of important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook.

INDUSTRY
OVERVIEW
          Domestic waterways are vital to the U.S. freight distribution system. Approximately 3.76 trillion ton-miles of cargo were hauled by the U.S. freight industry in 2001 (the most recent year for which complete data is available), of which 17%, or 621.7 billion ton-miles, was on U.S. waterways. Approximately half of the cargo transported on U.S. waterways, or 294.9 billion ton-miles, was transported on the Inland Waterways in 2001, and we believe freight traffic on the Inland Waterways will continue to increase for the foreseeable future.

Domestic Freight Volume, 2001 (3.76 trillion ton-miles)	Domestic Water Freight Shipping Volume, 2001 (621.7 billion ton-miles)

Source: Graphs created by the company based on data from U.S. Bureau of Transportation Statistics.
          According to the American Trucking Association, U.S. freight transportation was a $765 billion market by revenue in 2004. We believe that marine freight transportation is well-positioned to absorb surplus freight demand from the truck and rail industries. As manufacturing continues to move offshore, the level of imports flowing into the United States is expected to grow. We believe that increasing port congestion along the western coast of the United States, along with capacity and service issues within the rail industry and driver shortages and new work rules within the trucking industry, all put considerable strain on the capacity of the domestic transportation infrastructure to carry existing and future demand. Given the size of the truck and rail industries, a relatively small shift in market share away from truck or rail could translate into substantial revenue growth for the marine transportation industry.

2004 U.S. FREIGHT TRANSPORTATION REVENUE BY MODE
Source: Graph created by the company based on data from the American Trucking Association.
Mode Comparison
          We believe barge transportation offers several advantages over other modes of transportation. It is one of the most cost-efficient, safest and cleanest methods of moving bulk commodities in the United States. One barge has the carrying capacity of approximately 15 railcars or approximately 58 tractor-trailer trucks and is able to move 514 ton-miles per gallon of fuel compared to 202 ton-miles per gallon of fuel for rail transportation or 59 ton-miles per gallon of fuel for tractor-trailer transportation. On a cost per ton-mile basis, rail transportation is 3.1 times more expensive and truck transportation is 37.0 times more expensive than barge transportation. In addition, when compared to inland barges, trains and trucks produce 3.5 times and 19 times, respectively, the amount of certain smog-causing chemicals when moving equivalent amounts of freight over equivalent distances. According to the U.S. Bureau of Transportation Statistics, barge transportation is also the safest mode of U.S. freight transportation, based on the percentage of fatalities and the number of hazardous materials incidents, fatalities and injuries from 1999 through 2002. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

	Tow	Railcar	Truck

Equivalent units(1)	1 Barge	15 Railcars	58 Trailer trucks
Lowest Cost
Cost per ton-mile (in cents)(2)	0.72¢	2.24¢	26.61¢
Cost factor compared to barge(2)(3)	1.0x	3.1x	37.0x
Ton-mile per gallon of fuel(4)	514	202	59
Fuel factor compared to barge(3)(4)	1.0x	2.5x	8.7x
Cleanest
Carbon monoxide(5)	0.2	0.6	1.9
Safest
Injuries(6)	0.09	21.77	NA

(1)	Source: Iowa Department of Transportation.

(2)	Source: Eno Transportation Foundation, Transportation in America (19th edition, 2002). Based on revenue per ton-mile by mode in 2001, the most recent year for which data is available.

(3)	Calculated by the company.

(4)	Source: U.S. Army Corps of Engineers.

(5)	Source: EPA, Emission Control Lab. Carbon monoxide pollutants (in pounds) produced in moving one ton of cargo 1,000 miles.

(6)	Source: Allegheny Institute for Public Policy. Injury rate per billion ton-miles.

Inland Barging
          The inland barging industry provides marine transportation of bulk commodities. According to estimates for 2004 compiled by the Waterborne Commerce Statistics Center and the U.S. Army Corps of Engineers regarding dry cargo and tank barge tonnage transported, coal was the largest commodity transported (34%), followed by construction-related materials (22%), farm products (grain, soybeans, wheat, ethanol and fertilizers) (15%), petroleum & coal products (15%) and others (14%).
          The U.S. inland dry cargo and tank barge industry comprises a diverse mixture of integrated transportation companies and small operators, as well as captive fleets owned by various power-generating, grain, refining and petrochemical companies. The barging industry uses the following types of equipment to move freight: towboats, which provide the power source, and dry cargo and tank barges, which provide the freight capacity. On average, each dry cargo barge is capable of transporting approximately 1,500 tons of cargo. Any combination of a towboat and barges is considered a tow, and usually consists of one towboat and up to 40 barges. The number of barges in a tow will depend upon the horsepower of the towboat, the river capacity and conditions, the load and empty mix of the tow, the direction of travel and the commodity carried.
JONES ACT
          Foreign competition in our industry is restricted due to the Jones Act. Under the Jones Act, the non-proprietary marine trade between U.S. ports is reserved for U.S.-owned and organized companies operating U.S.-built, operated and flagged vessels manned predominantly by U.S.-citizen crews. U.S.-flagged vessels are generally required to be maintained at higher standards than foreign-flagged vessels and are supervised, as well as subject to inspections, by or on behalf of the U.S. Coast Guard. Vessels transporting non-proprietary cargoes between ports on the Inland Waterways, where we operate, are required to meet the requirements of the Jones Act.
SUPPLY AND DEMAND DYNAMICS IN THE BARGING INDUSTRY
          Barge market behavior is driven by the fundamental forces of supply and demand, influenced by a variety of factors including the size of the domestic Inland Waterways barge fleet, local weather patterns and navigation circumstances, domestic and international consumption of agricultural and industrial products, crop production, trade policies and the price of steel.
Dry Cargo Demand on the Inland Waterways
          Demand for dry cargo barge transportation services is driven by the production volumes of the dry bulk commodities transported by barge as well as the attractiveness of barging as a means of freight transportation. As is illustrated in the chart below, dry cargo barge volume, as measured by tonnage, has increased by an average of 1.1% per year over the last 20 years. Going forward, overall dry cargo barge volume is projected by Criton to grow at an average of 1.8% per year from 2003 levels through 2009. Overall dry cargo barge demand is driven by the demand for each major commodity group. The following chart shows total tonnage moved on the Mississippi River System over the past 20 years, followed by a discussion of the primary dry cargo commodities.

HISTORICAL MISSISSIPPI RIVER SYSTEM FREIGHT VOLUME
Source: Waterborne Commerce Statistics Center, U.S. Army Corps of Engineers.
          Coal. According to the U.S. Army Corps of Engineers, coal is the barging industry’s largest transport commodity, with an estimated 163 million tons of domestic coal moved by barge in 2004. There are three primary sources of demand for coal: utilities (generally more than 80% of total demand, according to Criton), industrial and coke producers, and exports. According to the U.S. Energy Information Administration, over the past few years, demand for coal has increased as a result of increasing global energy requirements and increasing utilization of existing coal fired power generating capacity, which in turn has been driven primarily by the price volatility of alternative fuel sources. Domestic and international demand for metallurgical coal, used to produce coke in the production of steel, has also increased. Coal prices have increased by as much as 135% over the past two years. The high spot and forward prices of natural gas and oil, falling utility stockpiles, constrained rail capacity, increased utilization of existing coal-fired plants, new construction of coal-fired power plant capacity, strong steel demand and the weak dollar are expected to contribute to continued growth in demand for coal in both domestic and export markets.
          Construction-Related Materials. According to the Waterborne Commerce Statistics Center, cement, limestone, sand and gravel (collectively, construction-related materials) represent the second largest commodity group transported by barge, with an estimated 105 million tons moved in 2004. Demand for construction commodities is primarily driven by new commercial, industrial and public works construction, which is closely tied to the overall domestic economy. During the 1990s, construction commodities grew by more than 45% to 80.9 million tons in 2000, according to Criton. A rebound in the economy over the last few years, coupled with low interest rates, has led to a resurgence in new construction and, as a result, demand for construction-related materials.
          Grain. The United States dominates the world production and export of coarse grain such as corn, soybeans, wheat and sorghum. The majority of U.S. coarse grain exports is moved on the Inland Waterways. According to the Waterborne Commerce Statistics Center, an estimated 74 million tons were moved in 2004 by barge with the vast majority ultimately exported through the Port of New Orleans via the Mississippi River. In addition, U.S. dollar exchange rates and overseas ocean freight rates have an impact on U.S. riverborne grain shipments. Other factors influencing demand for grain freight include harvest yields, which are determined by weather and growing conditions, storage capacity, and changes in population, income and tastes. As a result, grain is a significant driver for the barge industry’s overall freight rate structure for dry cargo movements.
          The USDA currently forecasts 2004/2005 and 2005/2006 crop year corn exports of 1.825 billion bushels and 1.950 billion bushels, respectively, as compared to corn exports of 1.900 billion bushels for the 2003/ 2004 crop year. Crop years are measured from September 1 through August 31 of the next calendar year. The 2005/ 2006 crop year corn harvest is currently forecast to be approximately 10.3 billion bushels, which is below the record 11.8 billion bushels for 2004/2005 but still would be the second largest crop on record, according to Informa. Continued dry conditions in the corn belt states, particularly Illinois, could further reduce the corn crop production estimate. We believe that the current year corn crop production combined with significant stock still in storage from last year’s crop will provide substantial demand for barge freight in the last half of 2005.

          Steel and Other Bulk Commodities. According to the Waterborne Commerce Statistics Center, riverborne shipments of steel materials and other bulk commodities totaled approximately 66 million tons in 2004. Because barging provides a low-cost transportation alternative for high mass/high volume cargoes, many bulk commodity shippers choose barging as their preferred mode of transportation. Other commodities shipped by domestic barges include petroleum coke, fertilizer, aluminum ore, salt, gypsum, fertilizer and forest products.
Liquid Cargo Demand on the Inland Waterways
          The production volumes of the bulk liquid commodities transported by barge, as well as the attractiveness of barging as a means of freight transportation, drive demand for inland tank barge transportation services. The demand for domestic tank barges is primarily driven by U.S. demand for refined petroleum products. Bulk liquid petroleum and petroleum products transported include various blends of gasoline, liquid natural gas, asphalt, and fuel oils. Petroleum and petroleum products consist of clean oil products and black oil products. To a lesser extent, various chemicals as well as edible oils, molasses and beverages are transported via tank barges on the Inland Waterways.
          Petroleum and Petroleum Products. Clean oil products include motor gasoline, diesel fuel, heating oil, jet fuel and kerosene. Black oil products, which are remnant after clean oil products have been separated from crude oil, include residual fuel oil in the refining process, asphalt, petrochemical feedstocks and bunker fuel. The demand for clean oil products is impacted by vehicle usage, air travel and prevailing weather conditions. Volumes also relate to gasoline inventory balances within the United States. The demand for black oil products varies depending on the type of product transported and other factors, such as oil refinery requirements and turnarounds, asphalt use (which is generally seasonal, with higher volumes shipped during April through November, months where weather allows for efficient road construction), the use of residual fuel oil by electric utilities and bunker fuel consumption.
          Liquid Chemicals. Liquid chemicals include such products as styrene, methanol, caustic soda, benzene, hydrocarbons, sodium hydroxide, sulphur, alcohols and liquid agriculture fertilizers. Chemical products are generally used in housing, automobiles, clothing and consumer goods. Bulk chemical volumes typically track the general domestic economy and correlate to the U.S. Gross Domestic Product. Demand for marine transportation of agriculture fertilizer is directly related to domestic nitrogen-based liquid fertilizer consumption, driven by the production of corn, cotton and wheat.
          Other Liquid Commodities. Liquid bulk shippers utilize various types of tank barges to transport cargoes such as edible oils due to the economic advantages of barge transportation. The primary products within the edible oil market are soybean oil and molasses. Molasses demand is driven by the cattle market which uses molasses as a feed supplement and the yeast market which uses it in its manufacturing process. Soybean oil is utilized in many human dietary applications as well as the biodiesel market.
Dry Cargo Barge Supply
          According to Criton, approximately 4,700 dry cargo barges are forecasted to be retired from 2005 through 2009. Over this same period of time, approximately 1,400 additional dry cargo barges are forecasted to be required to meet projected tonnage growth. The forecasted retirements and new demand of 6,100 dry cargo barges result in an annual barge construction demand for dry cargo barges ranging from 1,000 to 1,400 per year from 2005 through 2009. We believe that the current construction capacity for production of new dry cargo barges at Jeffboat and other barge manufacturers is approximately 1,100 dry cargo barges per year, assuming no significant increase in barge manufacturing capacity. We also believe that a substantial portion of this capacity is currently devoted to building tank barges, which require substantially more resources to build than dry cargo barges. On average, we believe that a tank barge takes three times more man-hours to build than a dry cargo barge. Thus, we believe, based on our experience, that a build of 100 new tank barges would remove the equivalent of 300 dry cargo barges from the industry’s construction capacity.

          According to Informa, there were 21,056 barges operating on the Inland Waterways as of December 31, 2004, of which dry cargo barges represented 87%, or 18,279 barges. Although demand for freight movements has grown at an average annual rate of 1.4%, the industry’s capacity as defined by the number of barges has decreased by 8.8% from 1998 through 2004, or by 2,036 barges. The industry fleet size declined as older barges reached the end of their economic useful lives and were not replaced with new barges because freight rates and the high cost of steel did not justify new capital investments. Specifically, during 2004, there was a significant increase in the price of steel, which simultaneously curtailed new dry cargo barge manufacturing and caused barge owners, including us, to scrap older barges. This decline in the industry fleet size has resulted in a better balance of available barges relative to the demand for Inland Waterways freight transportation. We expect that, at least in the near term, new dry cargo barge construction will not keep pace with the combination of the reduction in barge transportation capacity resulting from age-related attrition, demand growth and limited shipyard capacity because a substantial portion of shipyard capacity is currently devoted to building tank barges. However, a significant increase in barge manufacturing capacity, a significant drop in demand for barge transportation or a substantial shift from building tank barges to building dry cargo barges may alter this expectation. For example, if industry demand warrants, we expect to be able to expand our barge production capacity without incurring material capital expenditures.
FORECASTED CURRENT INDUSTRY DRY CARGO BARGE ATTRITION
(OPEN & COVERED DRY CARGO BARGES)
Source: Graph created by the company based on Criton data.
          Between 1979 and 1981, investment tax credits and accelerated depreciation encouraged significant manufacturing of new dry cargo barges for investment purposes as opposed to operating purposes. In fact, according to Informa, 4,457 of the approximate 18,200 dry cargo barges in use today, or 24%, were built during that period. As a result, this expansion was followed by a lack of new dry cargo builds until the mid-1990s. When the industry saw improvements in barge freight rates, building resumed between 1996 and 1999. As a result, the current supply of available dry cargo barges resembles a V-shaped curve, with 37% of the industry’s dry cargo fleet built in 1981 or earlier (24 years or older), and 38% of the dry cargo fleet built in 1996 or later (nine years or younger). According to Informa, as of year end 2004, the average age of the industry’s dry cargo barges in operation was 15.8 years. We estimate the average economic useful life of a dry cargo barge to be between 25 and 30 years.

DRY CARGO BARGES CURRENTLY IN OPERATION BY YEAR OF CONSTRUCTION
1975-2004
Source: Graph created by the company based on Informa data.
Liquid Tank Barge Supply
          According to Informa, liquid cargo barges comprised 13%, or 2,777 barges, of the 21,056 barges operating on the Inland Waterways as of December 31, 2004. We estimate the average economic useful life of a tank barge to be between 30 and 35 years. According to Mannsville Chemical Products Corporation, approximately 91% of the production capacity of commodities transported by tank barge is located on the Inland Waterways. Liquid cargo transportation has historically provided higher margins with less volatile rate levels.
          To date, higher steel prices have not affected the demand for tank barges at Jeffboat. Demand for double-hull tank barges is driven by a combination of market bias against single-hull tank barges, stringent environmental regulations and rising maintenance costs on the industry’s existing single-hull fleet. Single-hull barges are required by current federal law to be retrofitted with or replaced by double hulls or phased out by 2015. Our entire existing tank barge fleet is double-hulled, and substantially all of our tank barge fleet complies with the October 2007 U.S. Coast Guard deadline for installing tank level monitoring devices.

TANK BARGES CURRENTLY IN OPERATION BY YEAR OF CONSTRUCTION
1975-2004
Source: Graph created by the company based on Informa data.
CAPACITY
          During the industry’s historical peak building years of 1979 through 1981, there were 4,457 dry cargo barges built, or 24% of the industry’s current dry cargo barge fleet. Since the peak in 1981, several shipyards, with an estimated combined capacity of 750 to 900 barges per year, have ceased operations. Other shipyards that previously built barges now specialize in building offshore supply vessels, U.S. Navy and U.S. Coast Guard vessels, and equipment to support the offshore oil industry. With the new Homeland Security requirements, and the activity in the oil patch with crude oil prices in the $50 to $60 per barrel range, we believe that these shipyards are significantly utilized with their core vessel production, which does not include barge construction. Today we believe that, under their current configurations, Jeffboat has the capacity to produce approximately 400 dry cargo barges per year, that Trinity Industries Inc. has the capacity to produce approximately 500 dry cargo barges per year, and that other small shipyards could produce approximately 200 dry cargo barges per year, for an industry total of 1,100 dry cargo barges per year, assuming no significant increase in barge manufacturing capacity.
          The following chart illustrates the projected dry cargo barge attrition levels provided by Criton and an estimate of barges required to meet the projected annual growth rate of 1.8%. At the end of 2004, the industry’s dry cargo barge fleet size totaled 18,279. Based on a 1.8% growth rate and the 2004 year-end dry cargo barge total of 18,279, an additional 329 dry cargo barges per year would need to be added to the existing industry fleet size to accommodate the projected growth through 2009. Over the same period, approximately 27% of the industry’s current dry cargo barge fleet is expected to be retired. Based on our industry assessment, we believe that less than 100 new dry cargo barges will be built in 2005 and we estimate that less than 500 new dry cargo barges will be built in 2006 and that the balance of the current industry manufacturing capacity will be utilized to build tank barges. We also believe that barge transportation companies, including us, will attempt to extend the life of their older barges as long as possible given the positive rate environment. By increasing maintenance and repair expenditures on barges older than 25 years, the useful economic life of a barge may be prolonged by one to two years.

DRY CARGO BARGE ATTRITION AND NEW BUILD REQUIREMENTS
2005-2009

(1)	We estimate current industry shipyard capacity to be approximately 1,100 dry cargo barges per year. These projections assume no increase in current barge manufacturing capacity.
Source: Graph created by the company based on Criton data.
RATES
          Rates are a direct correlation between the demand for transportation on the Inland Waterways system and the supply of barges available to transport the demand. Additionally, rates for the barging industry are highly dependent on grain, which is a proxy for the rest of the market. As illustrated in the Annual Average Mid-Mississippi Grain Rate chart below, grain freight rates have risen steadily over the past two years and into 2005, as measured by a percent of tariff. The term “tariff” refers to the benchmark rates for grain transportation from various points along the Mississippi River System last published by the former Waterways Freight Bureau in 1976. Freight rates for grain transportation are quoted as a percentage of those benchmarks. Therefore, a freight rate for grain quoted at 200% would represent a price of twice the benchmark rate per ton for that loading point. The benchmarks most frequently used are the rates per ton from various loading points to Gulf Coast storage or transfer facilities between New Orleans and Baton Rouge. The 231% weekly average rates for 2004 represented the strongest year since 1995 and the second strongest year in the 17-year analysis.

ANNUAL AVERAGE MID-MISSISSIPPI GRAIN RATES AS PERCENT OF TARIFF
1988-2005

(1)	Includes the effect of increased fuel prices. Our fuel costs have increased 86% since the beginning of 2004.
Source: Informa.
          The seasonal high for grain freight rates usually occurs prior to and during a grain harvest, as more grain enters the river system for transportation before the closing of the upper Mississippi River to navigation for the winter. The seasonal low usually occurs during late winter and early spring after the re-opening of the upper Mississippi River to navigation. Between 1996 and 2003, the fall rate has averaged 205% compared to the average spring rate of 161%. Rates for tank barges are privately negotiated and are not readily available.

BUSINESS
OVERVIEW
          We are one of the largest and most diversified marine transportation and service companies in the United States, providing barge transportation and related services under the provisions of the Jones Act, as well as the manufacturing of barges, towboats and other vessels. We are the second largest provider of dry cargo barge transportation and liquid cargo barge transportation on the Inland Waterways, accounting for 15.7% of the total inland dry cargo barge fleet and 13.6% of the total inland liquid cargo barge fleet as of December 31, 2004. Our manufacturing subsidiary, Jeffboat, is the second largest manufacturer of dry cargo and tank barges in the United States. For the year ended December 31, 2004, we generated revenue of $632.3 million, net income of $4.4 million and EBITDA of $97.4 million (including reorganization items, fresh start adjustments and gain on the discharge of debt which, if excluded, would reduce EBITDA by $15.4 million). For the six months ended June 30, 2005, we generated revenue of $329.3 million, a net loss of $0.3 million and EBITDA of $41.9 million. See “Selected Consolidated Financial Data” for the definition of EBITDA and a reconciliation of net income to EBITDA.
          As of June 30, 2005, within our domestic fleet, we operated 3,197 barges and 124 towboats owned by us, with an additional 23 towboats operated exclusively for us by third parties. Our barges included approximately 2,493 covered dry cargo barges, 339 open dry cargo barges and 365 tank barges, which are used to transport liquid cargoes. All of our tank barges meet or exceed current U.S. Coast Guard requirements for double-hull modifications. We provide additional value-added services to our customers, including third-party logistics through our BargeLink LLC joint venture, and we are beginning to provide container handling services between Chicago and New Orleans. Our operations incorporate advanced fleet management practices and information technology systems, including our proprietary RiverTrac real-time GPS barge tracking system, which allow us to effectively manage our fleet. We also operate on the Orinoco River in Venezuela and the Higuamo River in the Dominican Republic through our international subsidiaries.
          Our dry cargo barges transport a wide variety of bulk and non-bulk commodities. In 2004, grain was our largest cargo segment, accounting for 30% of our barging revenue, followed by coal, steel and other bulk commodities. We also transport chemicals, petroleum, edible oils and other liquid commodities through our fleet of tank barges, accounting for approximately 21% of our 2004 barging revenue.

FY 2004 REVENUE BY OPERATION	FY 2004 TRANSPORTATION REVENUE BY CARGO

(1)	“Other” includes fertilizer, salt, alumina, cement and general construction materials.
OUR COMPETITIVE STRENGTHS
          We believe that we have the following strengths that give us a competitive advantage in our markets:

•	Market Position. We are a leading provider of barge transportation and the largest provider of covered dry cargo barge transportation on the Inland Waterways, with significant positions in grain and bulk cargo shipments. In addition, we are the second largest provider of total dry cargo barge transportation and liquid cargo barge transportation on the Inland Waterways. We believe that this diversity provides us with significant competitive advantages in servicing our customers’ needs because it allows us to benefit from economies of scale and to enhance the optimal utilization of our fleet. More than 77% of our barges are covered dry cargo barges, which gives us the flexibility to transport multiple commodity types and allows us to take advantage of market opportunities.

•	Fleet. We believe our large covered dry cargo fleet gives us a unique position. We are able to service the transportation needs of customers requiring covers to ship and protect their products, while retaining the flexibility to shift this substantial covered cargo capacity to compete in the open dry cargo barge market simply by storing the barge covers. Carriers that have barges designed only for open dry cargo barge service cannot easily retrofit their fleet with covers without significant expense, time and effort. In addition, we are able to fully utilize our available towboat power by integrating our dry cargo and tank barges with our significant fleet of towboats, which helps us achieve better delivery times to upriver locations for our liquid cargo customers. We seek to optimize the profitability of each barge trip by selectively transporting freight to locations where the barge can be reloaded with a minimum amount of re-positioning.

•	Customer Relationships. We have a strong and diverse customer base that includes several of the leading industrial and agricultural companies in the United States. We strive to establish long-term relationships as a key business partner with our customers by providing reliable service and meeting or exceeding customer expectations. Many of our largest customers have been doing business with us for more than 20 years. In many cases, these relationships have resulted in multi-year contracts that feature predictable tonnage requirements or exclusivity, allowing us to plan our logistics more effectively.

•	Barge Manufacturing. Through Jeffboat, we are the second largest manufacturer of barges in the United States. Jeffboat manufactures barges and other vessels and has long employed advanced inland marine technology. Historically, our barging operation has been one of Jeffboat’s significant customers, and we believe that the synergy created by our barging operation and Jeffboat’s manufacturing and repair capabilities is a competitive advantage. For example, we are able to optimize manufacturing schedules and asset utilization with internal requirements and sales to third-party customers. Furthermore, Jeffboat’s engineers collaborate with our barging operations personnel on innovations that enhance barge life and towboat performance. Our vertical integration also gives us visibility into the supply of new barges being constructed and placed into domestic transportation service. As of June 30, 2005, the Jeffboat vessel manufacturing backlog for external customers was approximately $188 million of contracted revenue, approximately 76% of which consisted of contracts for delivery in 2005 or 2006. The backlog extends into 2008. We believe several operators are currently replacing their single-hull tank barges with double-hull tank barges in order to comply with legal requirements and to respond to market demand. We believe that replacement demand for dry cargo barges will accelerate across the industry and we expect to participate in meeting this increased demand. If industry demand warrants, we expect to be able to expand our barge production capacity without incurring material capital expenditures.

•	Management. We have recently added several key members of senior management, including our president and chief executive officer Mark R. Holden, who joined us in January 2005, bringing extensive experience and relationships in the transportation industry. The new members of management bring to the company professional skill sets and experiences from a variety of industries, including banking, manufacturing, aerospace, electronics and trucking. We believe the new members of management when combined with the industry veterans retained by the company establish a superior management team that will improve our competitive position. Our management team has an average of 21 years of transportation industry experience.

OUR BUSINESS STRATEGY
          We intend to capitalize on favorable industry trends and focus on improving profitability by pursuing strategies that include the following:

•	Increase Penetration Rates and Improve Yields. We believe that we have an opportunity to increase our penetration rates with our existing customers. In addition, we believe that we have an opportunity to increase the profitability of our relationships by improving our contract rates, terms and conditions as a result of the strong demand for cargo transportation and reduced supply that currently exists within the Inland Waterways industry. Our goal during contract renewals will be to increase such terms as frequency of fuel adjustments, fuel surcharges for northbound traffic and charges for reconsignment. In addition, we will seek to establish minimum volumes and pass-through factors for port service cost increases, excess weather, channel and lock delays as well as to reduce free time days. Approximately 80% of our freight capacity is currently under contract, with the remaining 20% reserved for spot market transactions. We expect to shift more of our business toward the spot market in the near term to capitalize on the shifting supply/demand fundamentals in our industry. We anticipate increasing the amount of spot market transactions from approximately 20% in 2005 to approximately 30% in 2006.

•	Invest in our Fleet. We will continue to invest in our fleet, including in new barges built by Jeffboat to replace retiring barges. We believe that investing in our fleet will give us a competitive advantage in generating additional revenue while reducing operating costs, maintaining high quality standards and improving fleet efficiencies, particularly through lower barge repair expenditures. Six consecutive years of net declines in the industry’s dry cargo barge fleet have reduced excess capacity and created a more positive pricing environment for participants in the barging industry, including us. Further, a substantial portion of the barge manufacturing industry’s current capacity is devoted to building tank barges. We believe that, as a result, the barge manufacturing industry does not have the current capacity to meet projected replacement demand for new dry cargo barge construction over the next five years, as the large number of dry cargo barges built between 1979 and 1982 reach the end of their economic lives. We believe that, in the absence of a significant increase in barge manufacturing capacity, a substantial shift from building tank barges to building dry cargo barges or a significant drop in demand for barge transportation, inland dry cargo barge transportation rates will continue to benefit from the differential between replacement demand for new dry cargo barge construction and the production capacity available to fulfill that demand.

•	Reduce Costs and Improve Productivity. We will identify opportunities to reduce costs, improve productivity and streamline operations. We announced a 23% reduction in administrative headcount on June 6, 2005, comprised of 115 positions, which we expect to result in approximately $8 million in gross annual cost savings. We will continue to simplify and streamline our business processes in order to further lower operating costs. We intend to continue to increase equipment efficiency and utilization to achieve a better balance between inbound and outbound traffic by concentrating on our core river segments to decrease traffic on high-cost, low-density river segments. We expect that this focus on increased density will improve our capacity utilization and profitability.

•	Position Jeffboat for Growth. Given accelerating replacement demand, Jeffboat provides us with a unique opportunity to further profit from the barging industry’s need for dry cargo barges to replace the estimated 27% of the current fleet that is expected to be retired over the next five years. As one of only two major manufacturers of barges at present, we believe

Jeffboat is well-positioned to take advantage of the replacement cycle demand. Our goal is to enter into new manufacturing contracts with better margins than we were able to achieve during the softer build period of the past five years. Furthermore, we have recently begun to implement various lean manufacturing process changes at Jeffboat, which should increase our manufacturing efficiency and lower operating costs. Labor, fringe benefits and overhead currently comprise more than 40% of our manufacturing cost per barge. We believe the combination of increased volume from the replacement cycle, improved pricing on future new builds and the implementation of lean manufacturing initiatives at Jeffboat will provide us with an increased earnings contribution from Jeffboat.

•	Expand into New Markets. We plan to capitalize on our management’s relationships in both the rail and trucking industries to capture new and attractive growth opportunities for transporting more freight. We believe the marine transportation industry is well-positioned to grow its share of the transportation market given its low cost, safety and environmental record. We believe that the inland marine industry will continue to consolidate and we may evaluate opportunities to participate in such consolidation. We also intend to begin evaluating opportunities to invest greater research and design capabilities into our core products, particularly related to the design and manufacturing of barges produced at Jeffboat.

•	Build a Strong Balance Sheet. We intend to reduce our leverage in order to establish greater financial flexibility to pursue attractive market opportunities in support of our growth strategy. We plan to use our net proceeds from this offering to strengthen our balance sheet by paying down a portion of our outstanding indebtedness. We expect that our total debt will be reduced by approximately $ million, which would reduce our total indebtedness after the offering to approximately $ million. In the future, we expect to use cash from operations and to reborrow under our asset based revolver or to make other borrowings to reinvest in our barge fleet and to take advantage of market opportunities.
SALES & MARKETING
          Barge Transportation Services. We manage a sales and marketing team of 15 employees located at our headquarters in Jeffersonville, Indiana. Our senior sales and marketing professionals in Jeffersonville are responsible for developing sales and marketing strategies and are closely involved in servicing the freight transportation needs of our largest customers. All pricing activities are also centrally coordinated from our headquarters, enabling us to effectively manage our customer relationships. The marketing team located in Jeffersonville is responsible for providing appropriate market intelligence and direction to the domestic and international sales organizations.
          Our organizational structure of combined logistics and sales ensures close and direct interaction with customers on a daily basis. Our sales and logistics professionals have extensive industry experience and continuity of core customer relationships, in many cases spanning over 10 years. We believe that this combination of overlapping liquid and dry sales patterns contributes to our operating efficiencies and frequency of service. The breadth and depth of our customer relationships is the principal driver of repeat business from our customers. We further believe that our long-standing customer relationships and our combined selling efforts enable us to forge customer relationships which provide us with a distinct competitive advantage.
          Our annual freight sales program is built around our fleet composition and our desired patterns of loadings into and out of the various river segments. In general, we seek to sell cargoes into and out of districts to create a balanced pattern of overlapping liquid and dry cargo barge trips in traffic lanes that create density and reduce unit costs. The sales department seeks to create and maintain a portfolio of customers to support that strategy. As new business is developed and existing contracts are renewed, a forward contract book is maintained and reviewed. The forward contract book is a projection of the expected patterns and quantities of shipments under contract. We use the forward contract book to project revenue, to balance patterns and to make freight selling decisions.
          Manufacturing. Our Jeffboat sales and marketing effort is directed by a staff of two sales representatives and a senior estimator. This team has extensive industry experience and manages ongoing relationships with our entire customer base, ensuring that a constructive flow of market information is maintained. After technical discussions with customers take place, we prepare detailed estimates for each quotation. Our quotations are specific to each customer request, with clearly defined terms and conditions. The sales team manages follow-up bid and contract negotiations, as well as ongoing customer relations during the construction period.
CUSTOMERS
          Barge Transportation Services. Our primary barging customers include many of the major industrial and agricultural companies in the United States. Our relationships with our top ten customers have been in existence for between five and 30 years. We enter into a wide variety of contracts with these customers, ranging from spot single movements to renewable one-year contracts and multi-year extended contracts. In many cases, these relationships have resulted in multi-year contracts that feature predictable tonnage requirements or exclusivity, allowing us to plan our logistics more effectively.
          In 2004, our largest customer, Cargill, Incorporated, accounted for approximately 13% of our revenue, and our largest ten customers accounted for approximately 37% of our revenue. We have many long-standing customer relationships, including Alcoa, Inc.; BASF Corporation; Bunge North America, Inc.; the Agricultural Division of ConAgra Trade Group, Inc.; the David J. Joseph Company; Holcim (U.S.) Inc.; Lyondell Chemical Company; The Mosaic Company (formerly IMC); North American Salt Company; Nova Chemicals, Inc.; NRG Energy, Inc.; PPG Industries, Inc.; Shell Chemical Company; and United States Steel Corporation, with some of these relationships extending more than twenty-five years.
          As of June 30, 2005, approximately 80% of our barging revenue was derived from customer contracts that vary in duration but generally are one to three years in length. Generally, our one-year or shorter contracts are priced at the time of execution, which we refer to as the spot market. With one exception, our multi-year contracts are set at a fixed price, with adjustment provisions for fuel, and in most cases inflation, which increases the stability and profitability of revenue. With one exception, grain is not covered by multi-year contracts. Approximately 66% of our projected capacity for 2006 (of which we expect 20-30% will be reserved for spot market transactions) will be repriced in the last six months of 2005 for contract periods beginning in 2006. As a result of the supply and demand imbalance for barge capacity, particularly dry cargo barge capacity, freight rates have increased significantly during the past twelve months and are expected to continue to increase, although we can make no assurance that they will do so. Current spot market freight rates are 10-15% higher than the contract rates we negotiated in late 2004. During the upcoming contract renewal season, we will focus on improving our contract rates and terms and conditions to increase the stability and profitability of revenue.
          Manufacturing. The primary third-party customers of our barge and other vessel manufacturing subsidiary, Jeffboat, are other operators within the inland barging industry. Because barge and other vessel manufacturing requirements for any one customer are dependent upon the customer’s specific replacement and growth strategy, and due to the long-lived nature of the equipment manufactured, Jeffboat’s customer base varies from year to year. Our barging business is a significant customer of Jeffboat. In 2004, our domestic barging segment accounted for 1.3% of Jeffboat’s revenue. In the first six months of 2005, our domestic barging segment accounted for 9.5% of Jeffboat’s revenue.
CONTRACTS
          Barge Transportation Services. Our freight contracts are typically matched to the individual requirements of the shipper depending on the shipper’s need for capacity, specialized equipment, timing and geographic coverage. The most typical contract in both the dry and liquid commodity segments is the affreightment contract, where the carrier provides a single barge movement from one origin to one destination for a fixed price per ton or barrel loaded. Generally, when the contract covers a few barge trips over a short period of time, it is referred to as “spot.” Grain cargoes move almost exclusively as spot contracts and are typically priced at the time of the booking.
          Affreightment contracts that extend beyond six months are generally referred to as “term” contracts and typically include rate adjustments for fuel costs and sometimes for labor and general inflation. Other bulk and steel commodities and most liquid commodities move under term contracts. Such contracts may cover 100% of the shipper’s needs or, in some cases, shippers use multiple carriers to cover their transportation requirements.
          Contracts that provide for a minimum level of service are generally referred to as fixed volume, “take or pay” or “dedicated service contracts.” A “take or pay” contract requires the shipper to tender a minimum tonnage over a defined period, suffering a “deadfreight” penalty for failure to meet the minimum volume level. Under “take or pay” contracts, we typically provide a fixed amount of equipment and dedicate it to providing the required level of service. Electric utility contracts generally use “take or pay” agreements to ensure an adequate supply of inventory. These contracts usually run for many years and have adjustment clauses for fuel, labor and inflation.
          Our dedicated service contracts typically provide for dedicated equipment specially configured to meet the customer’s requirements for scheduling, parcel size and product integrity. The contract may take the form of a “consecutive voyages” affreightment agreement, under which the customer commits to loading the barges on consecutive arrivals. Alternatively, the contract may be a “day rate plus towing” agreement under which the customer essentially charters a barge or set of barges for a fixed daily rate and pays a towing charge for the movement of the tow to its destination. A “unit tow” contract provides the customer with a set of barges and a boat for a fixed daily rate, with the customer paying the cost of fuel. Chemical shippers typically use dedicated service contracts to ensure reliable supplies of specialized feedstocks to their plants. Petroleum distillates and fuel oils generally move under “unit tow” contracts. Many dedicated service customers also seek capacity in the spot market for peaking requirements.
          All major contract renewals and new requests for proposals are reviewed by the Business Evaluation Team, or BET, prior to offering or serious negotiation. The BET is a cross-functional team, made up of Sales, Logistics, Operations, Finance and Legal personnel to evaluate each major business opportunity of 500,000 tons or more. This team reviews cost and execution assumptions to ensure the business fits traffic patterns and increases lane density. The team also establishes parameters for contract terms and accesses equipment requirements versus availability. The main objective of the BET process is to maximize the return on assets for any contract business.
          The status of our contract renewals is reviewed not less than semi-monthly by our Senior Vice President, Sales and Marketing along with our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

          The following charts illustrate our pricing trends for liquid and dry cargo by quarter since the fourth quarter of 2000:
ACL LIQUID CARGO RATES BY QUARTER — FUEL-NEUTRAL*
FOURTH QUARTER 2000 THROUGH SECOND QUARTER 2005
ACL GRAIN AND BULK CARGO RATES BY QUARTER — FUEL-NEUTRAL*
FOURTH QUARTER 2000 THROUGH SECOND QUARTER 2005

*	Fuel-neutral adjustments are applied to both contract and spot barging revenue. The adjustment is based on the percentage increase in our average fuel prices since 2000 multiplied by our estimated fuel cost as a percentage of revenue. While customer contract rates are adjusted for fuel, there is no direct correlation between spot market rates and fuel price.

          The following chart illustrates our actual and fuel-neutral revenue per barge for the fiscal years from 2002 through 2004, as well as the twelve months ended June 30, 2005:
ACL REVENUE PER BARGE, ACTUAL AND FUEL-NEUTRAL*

*	Fuel-neutral adjustments are applied to both contract and spot barging revenue. The adjustment is based on the percentage increase in our average fuel prices since 2001 multiplied by our estimated fuel cost as a percentage of revenue. While customer contract rates are adjusted for fuel, there is no direct correlation between spot market rates and fuel price.
          Manufacturing. At June 30, 2005, the Jeffboat vessel manufacturing backlog for external customers was approximately $188 million of contracted revenue, approximately 76% of which consisted of contracts for delivery in 2005 or 2006. The backlog extends into 2008. The contracts in the backlog typically contain steel price adjustments. Because of the volatile nature of steel prices, we pass on the cost of steel used in the production of our customers’ barges back to our customers. Therefore, at the time of construction, the actual price of steel may result in contract prices that are greater than or less than those used to calculate the backlog at the end of the first quarter of 2005. This backlog excludes our internal planned construction of replacement barges. While the high price of steel has curtailed construction of new dry cargo barges over the past 18 months, demand for tank barges remains strong. A significant driver in this market is the demand to replace all single-hull tank barges with double-hull tank barges. By federal law, single-hull tank barges will not be allowed to operate after 2015. All of our tank barges have double hulls.
          The price we have been able to charge for Jeffboat production has fluctuated historically based on a variety of factors including the cost of raw materials, the cost of labor and the demand for new barge builds compared to the barge manufacturing capacity within the industry at the time. Steel is the largest component of our raw materials, representing 50% to 60% of the raw material cost, depending on barge type. We have recently begun to increase the pricing on our barges, net of steel costs, in response to increased demand for new barge construction. We plan to continue increasing the pricing on our barges, net of steel, in conjunction with the expected additional demand for new barge construction going forward. If demand for new barge construction diminishes going forward, we may not be able to increase pricing over our current levels.
SEASONALITY
          Historically, grain has experienced the greatest degree of seasonality among all the commodity segments, with demand generally following the timing of the annual harvest. Demand for grain movements varies by region, following the timing and rate of harvest. The demand for grain movement generally begins around the Gulf Coast and Texas regions and the southern portions of the Lower Mississippi River, or the Delta area, in late summer of each year. The demand for freight spreads north and east as the grain matures and harvest progresses through the Ohio Valley, the Mid-Mississippi River area, and the Illinois River and Upper Mississippi River areas. System-wide demand generally peaks in the mid-fourth quarter and tapers off through the mid-first quarter, when traffic is sometimes limited to the Ohio River after the Illinois and/or Upper Mississippi Rivers close for the winter.
          Fertilizer movements are timed for delivery prior to annual planting, generally moving from late August through April. Salt movements are heaviest in the winter, when the need for road salt in cold weather regions drives demand, and are more ratable throughout the balance of the year as stockpiles are replaced. Overall demand for other bulk and liquid products delivered by barge is more ratable throughout the year.
          With respect to our Venezuelan operations, transportation is limited to the period between mid-May and December, when the Orinoco River has a water level sufficient for navigation. As a result, our revenue stream coincides with this period of operation.
          Our revenue stream throughout the year reflects the variance in seasonal demand, with revenue earned in the first half of the year historically lower than those earned in the second half of the year. Additionally, we generally experience higher expenses in the winter months, because winter conditions historically result in higher costs of operation and reduce equipment demand, which permits scheduling major boat maintenance.
% ANNUAL BARGING REVENUE PER BARGE BY CALENDAR QUARTER
AVERAGE FOR YEARS 2000-2004
FLEET
          Domestic Barge Transportation Services. As of June 30, 2005, our total domestic barge fleet was comprised of 3,197 barges, consisting of 2,493 covered dry cargo barges, 339 open dry cargo barges and 365 tank barges. We operate 738 of these dry cargo barges and 36 of these tank barges pursuant to charter agreements. The charter agreements have terms ranging from one to fifteen years. Generally, we expect to be able to renew or replace our charter agreements as they expire. Our entire existing tank barge fleet is double-hulled, and substantially all of our tank barge fleet complies with the October 2007 U.S. Coast Guard deadline for installing tank level monitoring devices. As of December 31, 2004, the average age of our dry cargo barges was 19.8 years, and the average age of our tank barges was 22.4 years.

FORECASTED DRY CARGO ATTRITION — ACL AND INDUSTRY
(OPEN & COVERED BARGES)

	Forecasted Industry		Forecasted ACL
	Attrition		Attrition

2005	1,119		59
2006	1,034		112
2007	950		153
2008	869		170
2009	790		209

Total	4,762		703
Fleet Size at December 31, 2004(1)	17,689		2,500
Attrition as % of Total Fleet Size at December 31, 2004	26.9	%(2)	28.1%

(1)	Projected. Excludes specialized equipment such as deck barges used to move highly specialized cargoes.

(2)	Assuming that, by the end of 2009, all dry cargo barges over 30 years of age have reached the end of their economic life, 4,762 dry cargo barges, or 27% of the industry dry cargo barge fleet, will be retired over the next five years.
Source of industry data: Criton.
          Towboats. As of June 30, 2005, power for our domestic barge fleet was provided by 124 towboats owned by us and 23 additional towboats operated exclusively for us by third parties. The size and diversity of our towboat fleet allows us to deploy our towboats to the portions of the Inland Waterways where they can operate most effectively. For example, our towboats with 9,000 horsepower or greater typically operate with tow sizes of as many as 40 barges along the Lower Mississippi River, where the river channels are wider and there are no restricting locks and dams. Our 5,600 horsepower towboats predominantly operate along the Ohio, Upper Mississippi and Illinois Rivers, where the river channels are narrower and restricting locks and dams are more prevalent. We also deploy smaller horsepower towboats for shuttle and harbor services.
          International Barge Transportation Services. In addition, as of June 30, 2005, our international subsidiary operated 123 dry cargo barges and 7 towboats in Venezuela, and 6 barges and one towboat in the Dominican Republic. At that date, we operated 20 of the barges in Venezuela pursuant to charter agreements. The charter agreements have expiration dates ranging from one to five years. We expect to be able to renew these charter agreements as they expire.
OPERATIONS
          We operate our business through our domestic barge transportation services, manufacturing (Jeffboat) and international subsidiaries. Our transportation operations make up one of the largest and most diversified barge transportation companies in North America. We transported approximately 45 million tons of cargo in 2004 to domestic markets. Our barging operations are complemented by our marine repair, maintenance and port services (e.g., fleeting, shifting, repairing and cleaning of barges and towboats), our coal transfer terminal located on the Mississippi River in St. Louis, Missouri and our liquid terminal located in Memphis, Tennessee. In addition, we provide logistics services in partnership with our customers to supplement our sizeable and diverse barging operations. Our operations are tailored to service a wide variety of shippers and freight types. For financial information relating to our segments, including geographic information, see note 13 to the accompanying consolidated financial statements.
          Domestic Barge Transportation Operations. As of June 30, 2005, we operated 3,197 barges, 774 of which were being operated under independent third-party vessel charter agreements and 2,423 of which were owned by us. Our barges transport, among other things, grain, coal, steel and other bulk commodities, and liquids, including chemicals, petroleum and edible oils, in both unit and integrated tow configurations. In terms of tonnage and revenue, grain and coal are our largest two transport commodities with steel/other bulk commodities and liquids third and fourth, respectively. Our domestic barging and related services operations generated approximately 81% of our total revenue in 2004.
          Our operations department is composed of logistics, vessel operation and maintenance departments that work together to produce a seamless transaction for our customers maximizing utilization of capital assets in order to minimize costs.

•	Logistics Services. Our Logistics Services department serves as the interface between the customers and the operational group that executes delivery of freight. The customers’ contractual shipping requirements are entered into our information system and are used by the Logistics Services department to plan the delivery of freight for the customer.

The Logistics Services team coordinates the barge loading of customer products, transit, and delivery to docks throughout the Inland Waterways. In addition to coordination of loading and unloading, another important task of the Logistics Services team is to communicate with customers in a proactive manner. Examples of daily communications are estimated times of arrivals, enroute positions, navigational conditions, barge allocations for loading, load and unload statuses. We offer our customers real time computer access to our barging management information system in order to track the status and estimated times of arrival of their barge movements.

Logistics Services staffs a 24-hour planning center that coordinates tow building activities and vessel movement at our internal fleet operations in Houston, New Orleans, Cairo, St. Louis, Louisville and Chicago to support movements of products in high-density shipping lanes. The planning center tracks key boat and barge activity in the system and can provide customers with continuous status updates for both liquid and dry cargoes as needed. In addition to asset management and customer service, the planning center is the communication link for barge incident notifications, and any after hours calls from customers. Around-the-clock operations of the planning center provide central coordination for information flow between operating vessels, the customer and applicable governmental agencies. Logistics Services uses a forward barge projection system to determine customer demand and equipment availability for the sales team to book.

•	Fleet Management. In order to most effectively manage our fleet of equipment, we focus on the following operational metrics: the number of barges waiting to be picked up, percentage of loaded miles, enroute miles per day, number of barges enroute and length of the barge trip. Operations conducts frequent meetings with Sales, Logistics Services and other pertinent areas within our company to discuss system issues such as customer loading projections, boat and barge repair requirements, customer services issues and river conditions that will drive the boat power and barge productivity needs creating capacity to service the customer. Operations utilizes a vessel management system to optimize fuel burn with respect to market conditions.

•	Vessel Maintenance Strategy. Our management team has developed and executed a maintenance program for our towboats, tank barges and dry cargo barges. We are certified as a Responsible Carrier Program by the American Waterways Operators (“AWO”), a national trade organization recognized by the U.S. Coast Guard for taking proactive steps to improve safety and training of vessel personnel on the Inland Waterways. The towboat maintenance program uses a 100-point inspection program so that the vessels are in ready status to execute the projected power needs for our fleet. We have a well-defined vessel engine overhaul program and schedule shipyard periods to keep the vessels operating efficiently. The tank barge fleet is regulated by strict standards established by the U.S. Coast Guard requiring shipyard inspection periods every five years. We have established tank barge painting, pump and engine maintenance programs, further enhancing the quality of the tank barge fleet over the last several years. The dry cargo barge fleet is maintained on a regular basis utilizing both internal and external dry dock repair operations as needed to satisfy customer requirements.

•	Vessel Maintenance and Operating Expertise. The quality and performance of our vessels are driven by the expertise of our shore side vessel management team and vessel crews. The boat maintenance team consists of highly-skilled port engineers and mechanics who are responsible for regular vessel maintenance, such as overhauls, which are monitored through condition-based analysis using duty load factors, component operating hours, lube oil analysis and lube and fuel consumption. Dry-dock intervals are established by monitoring condition-based analysis using life cycle component operating hours or as needed repairs based on available output and vessel vibration due to damaged running gear. The barge repair team has a very experienced team of field supervisors located throughout the Inland Waterways to ensure timely and cost-effective repairs to the barge fleet.

The captains and engineers operating our vessels are seasoned professionals who participate in regular training programs conducted by us, Seaman Church Institute and third-party trainers. The training programs focus on risk assessment, root cause analysis, behavior modification, technical updates, simulator programs and risk-based decision making. Through well-defined measurements to track injury, equipment damage and man over-boards, we have achieved a standard of excellence in safety among our peers in the Inland Waterway system as reported by the AWO safety group. Based on data from the AWO safety group, we believe we maintain the highest safety level in the Inland Waterway industry.

•	Vessel Employee Development Programs. A Steersman candidate, which is an individual who is in training to become a Captain, must log an adequate amount of onboard deck service per U.S. Coast Guard regulations, attend at least one leadman training class, meet all federal requirements and obtain an Apprentice Mate License and Radar Observer and Radio Operator certificates. Once accepted into the Steersman program, the individual is assigned to a training Captain and must complete a well-defined training program. Prior to assignment as Captain on a vessel, the Steersman must have demonstrated that he or she has mastered the skill sets necessary to stand watch and must have received an Operator License from the U.S. Coast Guard.

A Trainee Engineer candidate undergoes a 90-day training period in which he or she works in our Louisville, Kentucky repair shop learning basic equipment component rebuilding and troubleshooting of electrical, hydraulic, piping, gearing, pumping and engine systems. After the completion of this initial training period, the candidate moves to a vessel atmosphere with a qualified Engineer learning daily vessel maintenance tasks such as taking measurements of equipment, filling out maintenance logs and following a planned maintenance schedule. Upon the successful completion of six trips, a candidate could qualify as an entry-level Engineer. After the entry-level position is obtained, the balance of the progression in the system is based on service time in the position and horsepower of the vessel to which the Engineer is assigned.

          Manufacturing. Our Jeffboat facility, located in Jeffersonville, Indiana, is a large inland single-site shipyard and repair facility, occupying approximately 86 acres of land and approximately 5,600 feet of frontage on the Ohio River. We design and manufacture barges and other vessels for third-party customers and for our barging business, primarily for inland river service. We also manufacture equipment for coastal and offshore markets and have long employed advanced inland marine technology. In addition, we provide complete dry-docking capabilities and full machine shop facilities for repair and storage of towboat propellers, rudders and shafts. Our waterfront facility offers technically advanced marine design and manufacturing capabilities for both inland and ocean service vessels. The Jeffboat yard utilizes sophisticated computer-aided design and manufacturing systems to develop, calculate and analyze all manufacturing and repair plans. Jeffboat generated approximately 15% of our revenue in 2004.
          Historically, our barging business has been one of Jeffboat’s significant customers. We believe that the synergy created by our barging operations and Jeffboat’s manufacturing and repair capabilities is a competitive advantage. Our vertical integration permits optimization of manufacturing schedules and asset utilization between internal requirements and sales to third-party customers and gives Jeffboat’s engineers an opportunity to collaborate with our barge operations on innovations that enhance towboat performance and barge life.
          The key raw materials that Jeffboat uses are steel and steel products. We obtain these materials from various suppliers. Jeffboat also includes steel price adjustment provisions in all of its sales contracts.
          International Barge Transportation Operations. We initiated our international barging operations in South America in 1993 and currently operate in Venezuela and the Dominican Republic. Substantially all of our international revenue results from a 10-year contract, which expires in April 2013, to move a minimum of 2.6 million tons of bauxite per year for Venezuela’s state-owned aluminum company. Our international barging operations generated approximately 4% of our total revenue in 2004.
PORT SERVICES
          In support of our domestic barging fleet, we operate terminals and port service facilities. American Commercial Terminals LLC (“ACT”) operates a coal transfer terminal at St. Louis, Missouri, primarily to provide trans-loading services under a coal transportation contract with Louisiana Generating LLC, a subsidiary of NRG Energy, Inc (“LaGen”), and The Burlington Northern and Santa Fe Railway Company (“Burlington Northern”). Coal is moved from a mine located in the Powder River Basin in Wyoming by rail to the St. Louis terminal. At the terminal, it is stored and/or transferred into barges for delivery to LaGen’s Big Cajun II Power Plant in Louisiana. ACT’s liquid terminal in Memphis, Tennessee provides liquid tank storage for third parties and processes oily bilge water from towboats. The oil recovered from this process is blended for fuel used by two of American Commercial Barge Line LLC’s towboats or sold to third parties.
          In addition, Louisiana Dock Company LLC (“LDC”) operates facilities throughout the Inland Waterways that provide fleeting, shifting, cleaning and repair services for both barges and towboats, primarily for American Commercial Barge Line, but also for third-party customers. LDC has facilities in the following locations: Lemont, Illinois; St. Louis, Missouri; Cairo, Illinois; Louisville, Kentucky; Baton Rouge, Louisiana; Armant, Louisiana; Harahan, Louisiana; Marrero, Louisiana; and Houston, Texas. Its operations consist of fleets, towboat repair shops, dry docks, scrapping facilities and cleaning operations.
THIRD-PARTY LOGISTICS AND INTERMODAL SERVICES
          Our fleet size, diversity of cargo transported and experience enable us to provide transportation logistics services in partnership with our customers. For example, we own 50% of BargeLink LLC, a joint venture with MBLX, Inc., based in New Orleans. BargeLink provides third-party logistics services to international and domestic shippers who distribute goods primarily throughout the inland rivers. BargeLink provides and arranges for ocean freight, customs clearance, stevedoring (loading and unloading cargo), trucking, storage and barge freight for its customers. BargeLink tracks customers’ shipments across multiple carriers using proprietary tracking software developed by BargeLink.
          Additionally, we reintroduced container transport in our barging operations in 2004, through which we currently operate a bi-weekly service between Chicago and New Orleans. We are currently considering other river gateways going forward. We also provide “stack to stack” service, which includes local truckers for cargo transport and terminals for container handling. This service makes use of our existing fleet of open dry cargo barges and is within the principal operating corridors of our dry and liquid barging service. This pattern density creates the frequency of service that is valued by intermodal shippers.

          We also have a longstanding contractual relationship, recently extended until 2015, with LaGen and Burlington Northern. LaGen owns and operates a steam-electric generating plant and coal unloading dock located in New Roads, Louisiana. Burlington Northern is a common carrier by rail legally authorized to provide coal transportation services to LaGen. We operate a coal receiving, storage and transfer facility in St. Louis, Missouri and also own, operate and charter river vessels suitable for transportation of coal on the Mississippi River. Together with Burlington Northern, we also transport certain tonnages of coal from mines in the Powder River Basin of Wyoming and the Montana area to the LaGen power plant in Louisiana under an agreement with LaGen. Currently these activities account for less than 10% of our revenue. Our St. Louis terminal also receives and stores coal from third-party shippers who source coal on the Burlington Northern and ship to inland utilities on our barges.
INFORMATION TECHNOLOGY CAPABILITIES
          Our Information Technology department seeks to capture and deploy information that supports both our internal company’s and our external customers’ operations. All of our barge transportation services are booked, tracked, monitored and billed through our proprietary and recently launched Integrated Barge Information System, referred to as IBIS. IBIS also tracks information pertaining to our fleet of towboats and barges, the customers and facilities we serve, the commodities we carry and the suppliers that provide services to the fleet. IBIS is a server-based application deployed via Citrix allowing intranet and internet access. We developed IBIS internally, and it represents a substantial improvement over our prior barging system. IBIS replaced a mainframe barging system, eliminating application redundancy and consolidating diverse technology platforms. IBIS addresses the inherent complexities of operating a tank barge fleet and streamlines overall workflow while providing better access to information for internal and external customers on a real-time basis.
          IBIS is the gateway to information to allow our personnel to make decisions that optimize fleet performance. IBIS is also a gateway for our customers to view past and present information regarding their shipments through our internet-based customer access system called RiverTrac. We plan to continue expanding and evolving IBIS to meet the demands of both our internal and external customers. We believe this continued system expansion will take place at a significantly reduced cost and a shortened time frame versus legacy applications because IBIS was developed in a Microsoft/ Oracle-based environment.
          In conjunction with the development of IBIS, we designed a new software application known as Boat Business Application System (“BBAS”) that has been deployed on the majority of towboats providing barge towing services. Not only does BBAS provide a means of tracking and monitoring towboat movements, performance and orders, it also encompasses deck log capacities as well as a crew tracking system and a purchase order system that interfaces with our primary vessel supplies vendor.
          In addition to IBIS, we run a PeopleSoft ERP that includes Financials (General Ledger, Accounts Payable, Accounts Receivable, Asset Management, and Projects) and Distribution (Purchasing and Inventory). We also run a Mincom Maintenance Information Management System (“MIMS”) for vessel maintenance and Cyborg for payroll.
FACILITIES
          We operate numerous land-based facilities in support of our marine operations. These facilities include a major manufacturing shipyard in Jeffersonville, Indiana; terminal facilities for cargo transfer and handling at St. Louis, Missouri and Memphis, Tennessee; port service facilities at Lemont, Illinois, St. Louis, Missouri, Cairo, Illinois, Louisville, Kentucky, Baton Rouge, Louisiana, Armant, Louisiana, Harahan, Louisiana, Marrero, Louisiana and Houston, Texas; boat repair facilities at Louisville, Kentucky, St. Louis, Missouri, Harahan, Louisiana and Cairo, Illinois; and a corporate office complex in Jeffersonville, Indiana. For the properties that we lease, the majority of leases are long-term agreements.

          The map below shows the locations of our primary facilities, along with our Inland Waterway routes.
          The most significant of our facilities among these properties, all of which we own, except as otherwise noted, are as follows:

•	Jeffboat’s shipbuilding facility in Jeffersonville, Indiana is a large single-site shipyard facility on the Inland Waterways, occupying approximately 86 acres of land and approximately 5,600 feet of frontage on the Ohio River. There are 38 buildings on the property comprising approximately 305,000 square feet under roof. In addition, we lease storage facilities under leases expiring in 2015.

•	ACT’s coal transfer terminal in St. Louis, Missouri occupies approximately 69 acres. There are six buildings on the property comprising approximately 21,000 square feet. In addition, we lease 2,400 feet of river frontage from the City of St. Louis under a lease expiring in 2010, and additional parcels of property from Burlington Northern under leases that either party can terminate with 30 days’ prior written notice.

•	LDC’s fleet facility in Cairo, Illinois occupies approximately 37 acres, including approximately 5,000 feet of river frontage. In addition, we lease approximately 22,000 feet of additional river frontage under various leases expiring between 2006 and 2013. This facility provides the base of operations for our barge fleeting and shifting, barge cleaning and repair and topside-towboat repair.

•	Our corporate offices in Jeffersonville, Indiana occupy approximately 22 acres, comprising approximately 165,000 square feet.
We believe that our facilities are suitable and adequate for our current needs.

EMPLOYEE MATTERS
EMPLOYEE COUNT

June 30,
Function	2005

Domestic administration (including Jeffboat)	245
Domestic barge transportation services	1,489
Manufacturing	721
International administration	24
International barging	149

TOTAL	2,628

          Collective bargaining agreements. As of June 30, 2005, approximately 670, or 27%, of our domestic employees were represented by unions. Approximately 650 of these domestic unionized employees are represented by General Drivers, Warehousemen and Helpers, Local Union No. 89, which is affiliated with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, at our Jeffboat shipyard facility under a collective bargaining agreement that expires in April 2007. The remainder of our domestic unionized employees, approximately 20 individuals, are represented by the International Union of United Mine Workers of America, District 12-Local 2452 at American Commercial Terminals in St. Louis, Missouri under a collective bargaining agreement that expires in November 2007. In addition, approximately 122 of our 143 Venezuelan employees are covered by a collective bargaining agreement with the Labor Union of the Company ACBL de Venezuela, C.A. (Sintra-ACBL), which expires in February 2007.
INSURANCE AND RISK MANAGEMENT
          We provide claims management for all of our subsidiaries through our risk management department. Upon notice of a claim, our Risk Management personnel notify the applicable carrier and, through consultation with the carrier, determine an estimate of the claim inclusive of costs associated with liquidating the claim. Our risk management department strives to reach settlements and keep litigation costs low. When litigation cannot be avoided, we employ outside legal counsel specializing in applicable maritime or other law. Our risk management department is also charged with managing all claims for damage to owned and chartered vessels.
          In addition to director and officer liability insurance, workers’ compensation, Jones Act and Longshore and Harbor Workers insurance, we maintain property coverage, general marine liability insurance, automobile insurance, trade disruption insurance and CEND coverage. Our current workers’ compensation insurance and Longshore and Harbor Workers insurance policies are zero deductible policies. Typically, general marine insurance involves policies of indemnity, not liability. Accordingly, our general marine policies reimburse us for damages paid to third parties for personal injury, cargo damage and collision. The policies also reimburse us for damage to our vessels. All costs of defense, negotiation and costs incurred in liquidating a claim, such as surveys and damage estimates, are considered insured costs. Our personnel costs involved in managing insured claims are not reimbursed.
          Under our marine insurance policies, in addition to a basic per claim deductible, we must incur and pay annual aggregate costs up to the amount specified in the policy before any insurance proceeds become available to reimburse us for our insured costs. These annual aggregate deductibles are substantial.
          A major component of our risk management efforts involves managing our ongoing obligations to pay what are known as “maintenance and cure” costs effectively. Maintenance and cure costs are obligations of marine employers to pay stipends and all medical costs to marine employees injured while on a marine voyage. These obligations continue until “maximum medical improvement” is reached, meaning no further treatment will result in betterment of the employee’s condition.

          We evaluate our insurance coverage annually. We believe that our insurance coverage is adequate.
COMPETITION
          Barge Transportation. Competition within the barging industry for major commodity contracts is intense, with a number of companies offering transportation services on the Inland Waterways. We compete with other carriers compete primarily on the basis of commodity shipping rates, but also with respect to:

•	customer service;

•	available routes;

•	value-added services, including scheduling convenience and flexibility;

•	information timeliness; and

•	equipment.
          We believe our vertical integration provides us with a competitive advantage. By using our LDC and Jeffboat barge and towboat repair facilities and LDC vessel fleeting facilities, Jeffboat’s shipbuilding capabilities and ACT’s terminals, we are able to support our core barging business and to offer a combination of competitive pricing and high quality service to our customers. We believe that the size and diversity of our fleet allow us to optimize the use of our equipment and offer our customers a broad service area, at competitive rates, with a high frequency of arrivals and departures from key ports.
          We have approximately 2,500 covered dry cargo barges in our barge fleet giving us, according to Informa, the largest covered dry cargo barge fleet in the industry with more than 21% of the capacity. We believe our large covered dry cargo fleet gives us a unique position in the marketplace that allows us to service the transportation needs of customers requiring covers to ship their products. It also provides us with the flexibility to shift covered dry cargo fleet capacity to compete in the open dry cargo barge market simply by storing the barge covers. This adaptability allows us to operate the barges in open barge trades for a short or long term period of time to take advantage of market opportunities. Carriers that have barges designed for open dry cargo barge service only cannot easily retrofit their open dry cargo barges with covers without significant expense, time and effort.
          Since 1980, the industry has experienced consolidation as acquiring companies have moved toward attaining the widespread geographic reach necessary to support major national customers. As of March 2005, there were four major domestic barging companies that operated more than 1,000 barges. In addition, there were 13 mid-sized domestic barging companies that operated between 200 and 1,000 barges. Small barging companies that operated fewer than 200 barges held approximately 15% of domestic barging capacity.
TOP 5 CARRIERS BY FLEET SIZE
(as of December 31, 2004)

Dry Cargo Barges	Units	%

Ingram Barge Company	3,468	19.0%
American Commercial Barge Line LLC	2,861	15.7%
AEP/MEMCO Barge Line, Inc.	2,229	12.2%
American River Transportation Company	1,892	10.4%
Cargo Carriers	930	5.1%

Top 5 Dry Cargo Carriers	11,380	62.4%
Kirby Corporation	882	31.8%
American Commercial Barge Line LLC	379	13.6%
Marathon Ashland Petroleum LLC	167	6.0%
Ingram Barge Company	165	5.9%
Canal Barge Company, Inc.	150	5.4%

Top 5 Liquid Cargo Carriers	1,743	62.7%
Source: Informa.
          Manufacturing. The inland barge and towboat manufacturing industry competes primarily on price, as well as quality of manufacture, delivery schedule and design capabilities. We consider Trinity

Industries, Inc. to be Jeffboat’s most significant competitor for the large-scale manufacture of inland barges, although other firms have barge building capability on a smaller scale. We believe there are a number of shipyards located on the Gulf Coast that compete with Jeffboat for the manufacture of towboats. In addition, certain other shipyards could reconfigure to manufacture inland barges and related equipment should market conditions change, including if demand in their core markets declines.
          Over the last 10 years, Jeffboat has produced approximately 39% of the barges constructed within the dry cargo and tank barge construction industry. In 2004, Jeffboat produced approximately 31% of the industry’s new construction of dry cargo and tank barges.
GOVERNMENT REGULATION
          General. Our business is subject to extensive government regulation in the form of international treaties, conventions, national, state and local laws and regulations, including laws and regulations of the flag nations of our vessels, as well as laws relating to the discharge of materials into the environment. Because such treaties, conventions, laws and regulations are regularly reviewed and revised by the issuing governmental bodies, we are unable to predict the ultimate cost or impact of compliance. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our business operations. The types of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age of the vessel and our status as owner, operator or charterer. As of June 30, 2005, we had obtained all material permits, licenses and certificates necessary to permit our vessels to carry out their current operations.
          Our domestic transportation operations are subject to regulation by the U.S. Coast Guard, federal laws, state laws and certain international conventions.
          Our inland tank barges are inspected by the U.S. Coast Guard and carry certificates of inspection. Towboats have recently become subject to U.S. Coast Guard inspection and will be required to carry certificates of inspection. Our dry cargo barges are not subject to U.S. Coast Guard inspection requirements.
          Additional regulations relating to homeland security, the environment or additional vessel inspection requirements may be imposed on the barging industry.
          Jones Act. The Jones Act is a federal cabotage law that restricts domestic non-proprietary cargo marine transportation in the United States to vessels built and registered in the United States. Furthermore, the Jones Act requires that the vessels be manned by U.S. citizens and owned by U.S. citizens. For a limited liability company to qualify as a U.S. citizen for the purposes of domestic trade, 75% of the company’s beneficial equityholders must be U.S. citizens. We currently meet all of the requirements of the Jones Act for our owned vessels.
          Compliance with U.S. ownership requirements of the Jones Act is very important to our operations, and the loss of Jones Act status could have a significant negative effect on our business, financial condition and results of operations. We monitor the citizenship requirements under the Jones Act of our employees, boards of directors and managers and beneficial equityholders and will take action as necessary to ensure compliance with Jones Act requirements.
          User Fees and Fuel Tax. Federal legislation requires that inland marine transportation companies pay a user fee in the form of a tax assessed upon propulsion fuel used by vessels engaged in trade along the Inland Waterways. These user fees are designed to help defray the costs associated with replacing major components of the waterway system, including dams and locks, and to build new projects. A significant portion of the Inland Waterways on which our vessels operate are maintained by the U.S. Army Corps of Engineers.
          We presently pay a federal fuel tax of 22.4 cents per gallon of propulsion fuel consumed by our towboats in some geographic regions. Legislation has been enacted to repeal a portion (2.3 cents per gallon) of the federal fuel tax by January 1, 2007. In the future, user fees may be increased or additional user fees may be imposed to defray the costs of Inland Waterways infrastructure and navigation support.
          Homeland Security Requirements. The Maritime Transportation Security Act of 2002 requires, among other things, submission to and approval by the U.S. Coast Guard of vessel and waterfront facility security plans (“VSP” and “FSP,” respectively). The regulations required maritime transporters to submit VSP and FSP for approval no later than December 31, 2003 and to comply with their VSP and FSP by June 30, 2004. Our VSP and our FSP have been approved. As a result, we are subject to continuing requirements to engage in training and participate in exercises and drills.
ENVIRONMENTAL REGULATION
          Our operations, facilities, properties and vessels are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials, hazardous substances and wastes and the investigation and remediation of contamination, and other laws and regulations related to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative and legal proceedings related to environmental, health and safety matters and have incurred and will continue to incur capital costs and other expenditures relating to such matters.
          In addition to environmental laws that regulate our ongoing operations, we are also subject to environmental remediation liability. Under CERCLA and analogous state laws and OPA 90, we may be liable as a result of the release or threatened release of hazardous substances or wastes or other pollutants into the environment at or by our facilities, properties or vessels, or as a result of our current or past operations. These laws typically impose liability and cleanup responsibility without regard to whether the owner or operator knew of or caused the release or threatened release. Even if more than one person may be liable for the release or threatened release, each person covered by the environmental laws may be held responsible for all of the investigation and cleanup costs incurred. In addition, third parties may sue the owner or operator of a site for damage based on personal injury, property damage or other costs, including investigation and cleanup costs, resulting from environmental contamination.
          A release or threatened release of hazardous substances or wastes, or other pollutants into the environment at or by our facilities, properties or vessels, as the result of our current or past operations, or at a facility to which we have shipped wastes, or the existence of historical contamination at any of our properties, could result in material liability to us. We conduct loading and unloading of dry commodities, liquids and scrap materials in and near waterways. These operations present a potential that some such material might be spilled or otherwise released into the environment, thereby exposing us to potential liability.
          As of June 30, 2005, we were involved in six matters relating to the investigation or remediation of locations where hazardous materials have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be “potentially responsible parties” under CERCLA or state laws or OPA 90 in connection with contamination of these sites. See “— Litigation — Environmental Litigation.”
          As of June 30, 2005, we had reserves totaling approximately $43,440 for environmental matters. Any cash expenditures required to comply with applicable environmental laws or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserves. Our environmental reserves may not be adequate to cover our future costs related to the sites associated with the environmental reserves. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws or OPA 90 and other unanticipated events could also result in additional environmental costs.

OCCUPATIONAL HEALTH AND SAFETY MATTERS
          Our domestic vessel operations are primarily regulated by the U.S. Coast Guard for occupational health and safety standards. Our domestic shore operations are subject to the U.S. Occupational Safety and Health Administration regulations. As of June 30, 2005, we were in material compliance with these regulations. However, we may experience claims against us for work-related illness or injury as well as further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate.
          We endeavor to reduce employee exposure to hazards incident to our business through safety programs, training and preventive maintenance efforts. We emphasize safety performance in all of our operating subsidiaries. We believe that our safety performance consistently places us among the industry leaders as evidenced by what we believe are lower injury frequency levels than those of many of our competitors. We have been certified in the American Waterway Operators Responsible Carrier Program, which is oriented to enhancing safety in vessel operations.
INTELLECTUAL PROPERTY
          We register some of our material trademarks and tradenames. We believe we have current intellectual property rights sufficient to conduct our business.
LITIGATION
          The nature of our business exposes us to the potential for legal or other proceedings from time to time relating to labor and employment matters, personal injury and property damage, environmental matters and other matters. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of each particular claim, as well as our current reserves and insurance coverage, we do not expect that any legal proceedings pending on the date hereof will have a material adverse impact on our financial condition or the results of our operations in the foreseeable future.
          Current Legal Proceeding. We are involved in the following bankruptcy matter:

•	Miller Appeal. On January 19, 2005, MilFam II LP and Trust A-4, together referred to as the Miller Entities, holders of approximately $23 million in principal amount of PIK Notes, filed a notice of appeal, commencing an appeal to the United States District Court for the Southern District of Indiana (the “District Court”) of (1) the order of the U.S. Bankruptcy Court, Southern District of Indiana, New Albany Division (the “Bankruptcy Court”) entered on December 30, 2004 confirming the Plan of Reorganization (the “Confirmation Order”) and (2) the order of the Bankruptcy Court entered on January 12, 2005 denying the Miller Entities’ Motion For Reconsideration And To Open Record To Include Recent Senior Debt Trading Information. On February 17, 2005, the Miller Entities sought a limited stay of the Bankruptcy Court’s Confirmation Order. On March 3, 2005, the Bankruptcy Court entered an order denying the Miller Entities’ request for a limited stay. The Confirmation Order remains in full force and effect.

On January 31, 2005, the Miller Entities filed a statement of issues to be raised in the appeal to the District Court. These issues include, among others, that the enterprise value as of the effective date of the Plan of Reorganization (January 11, 2005) of the reorganized debtors of $500 million as determined by the Bankruptcy Court as part of the Confirmation Order is too low and was based on inaccurate and incomplete information; the Plan of Reorganization is not “fair and equitable” as to the Miller Entities and other holders of PIK Notes; the Miller Entities’ claims should not have been subordinated to the claims of holders of the 2008 Senior Notes as provided under the Plan of Reorganization; “third-party” releases provided by the Plan of Reorganization should not have been granted; the ballot cast by HY I to accept the Plan of Reorganization should be disregarded; and DHC should not have received any recovery under the Plan of
Reorganization.

The Miller Entities filed their Appellants’ Brief on March 10, 2005. On March 25, 2005, we filed the Appellees’ Brief and the Appellees’ Motion to Dismiss. In the Appellees’ Motion To Dismiss, we asserted that the appeal should be dismissed because, under principles sometimes referred to as “equitable mootness,” no relief may be equitably fashioned even if the Miller Entities raise a legitimate ground for reversal or modification of all or some part of the Confirmation Order. The Miller Entities filed their Response In Opposition To Appellees’ Motion to Dismiss on April 1, 2005 and their Appellants’ Reply Brief on April 4, 2005. On April 12, 2005, we filed the following: (i) Motion To Strike Declaration Of Tom Thompson; (ii) Brief In Support Of The Motion To Strike Declaration Of Tom Thompson; and (iii) Reply To Response Of Miller Entities’ Opposition To Motion To Dismiss. On April 21, 2004, the Miller Entities filed the Response By MilFam II LP And Trust A-4 In Opposition To Appellees’ Motion To Strike Declaration Of Tom Thompson and on May 2, 2005, we filed Appellees’ Reply Regarding Motion To Strike Declaration Of Tom Thompson. On May 11, 2005, the Miller Entities filed the Response By MilFam II LP And Trust A-4 In Opposition To Appellees’ Second Motion To Strike Declaration Of Tom Thompson, and on June 21, 2005, they filed the Request By Miller Entities For Oral Argument. We filed Appellees’ Response To Request For Oral Argument on June 28, 2005, and the Miller Entities filed the Reply By MilFam II LP And Trust A-4 To Appellees’ Response To Request For Oral Argument on July 8, 2005. On August 9, 2005, the Miller Entities filed an Emergency Motion for Expedited Consideration of Appeal, which was denied by the District Court on August 18, 2005.
In several of the briefs and other pleadings filed with the District Court, the Miller Entities have stated that they seek a “limited remedy” and are not seeking to “undo” the Plan of Reorganization. The Miller Entities have asserted that they are seeking to recover a portion of the equity value of the reorganized debtors as of the effective date of the Plan of Reorganization that the Miller Entities contend has been or will be distributed in the form of new shares to holders of our 2008 Senior Notes and that should have instead been distributed to the holders of PIK Notes. Among the remedies that the Miller Entities argue should be implemented is the issuance to holders of PIK Notes of sufficient additional new shares so that the holders of the PIK Notes will realize the additional value that the Miller Entities assert the holders of PIK Notes are entitled, with the issuance of such additional new shares correspondingly diluting the value of new shares that were issued to holders of 2008 Senior Notes. The issuance of new shares could materially dilute the percentage of ownership of some or all of ACL’s stockholders.
We intend to continue to oppose the appeal and to advocate that the appeal should be dismissed. However, we can make no assurance that the District Court (or the Seventh Circuit Court of Appeals or the United States Supreme Court, in the case of any further appeal) will dismiss the appeal, or that the ultimate outcome of this matter will not materially adversely affect either our ability to fully consummate our Plan of Reorganization as confirmed or the market value of our common stock and will not involve a material cost to us. Any such outcome could have a material adverse effect on our business, financial condition and results of operations.
          Environmental Litigation. We are involved in or are the subject of the following environmental matters:

•	SBA Shipyard, Jennings, Louisiana. SBA Shipyard is a remediation site that was operated by a third-party barge cleaning service provider utilized by National Marine, Inc., an entity whose assets were combined with ours in 1998. A potentially responsible party group of barge operators, which includes us, has been formed to coordinate final cleanup of this site. Our funded share of the land contamination cleanup is approximately 40%. The removal action was completed pursuant to a work plan accepted by the U.S. Environmental Protection Agency (“U.S. EPA”). As of June 30, 2005, we had expended approximately

$710,000 in connection with the final cleanup of this site. As of June 30, 2005, we had a reserve of approximately $930 with respect to this site that we expect will cover the on-going land contamination cleanup. No additional contributions are required or anticipated at this time and therefore no additional environmental reserves have been made for this matter.

•	EPS, Marietta, Ohio. EPS, Inc., a wholly owned subsidiary of Vectura Group Inc., is the owner of Connex Pipe Systems’ closed solid waste landfill located in Marietta, Ohio (“Connex”). We assumed liability for the monitoring and potential cleanup of Connex (up to $30,000 per year) pursuant to our combination with Vectura Group. In 1986, Connex was subject to an Ohio consent judgment (“Consent Judgment”) under which it agreed to remediate and monitor the closed landfill for a period of three years. Connex complied with the Consent Judgment, and in 1994 the Ohio Environmental Protection Agency (“Ohio EPA”) issued a letter confirming Connex’s compliance. In 1998, the Ohio EPA changed its regulations with respect to monitoring requirements to require longer monitoring periods for closed sites and sought to apply those new regulations to Connex retroactively. Connex and other similarly situated companies objected to the retroactive application of the new Ohio EPA requirements. In November 1998, the Ohio EPA issued finalized guidance (“Final Guidance”) regarding retroactive application of the Ohio EPA requirements. We believe that the Final Guidance supports the position that Connex has fulfilled its monitoring obligations with respect to the property. We have requested written confirmation from the Ohio EPA that our monitoring responsibilities with respect to the property have been fulfilled. Currently, we coordinate inspections of the property four times a year for integrity and maintenance of the cap with minimal associated cost. As of June 30, 2005, we had a reserve of approximately $31,400 in the event that future monitoring or testing of the site is required.

•	Third Site, Zionsville, Indiana. Jeffboat has been named a potentially responsible party at Third Site by the U.S. EPA. Third Site was utilized for the storage of hazardous substances and wastes during the remediation of the Environmental Conservation and Chemical Corporation and Northside Sanitary Landfill (“ECC/ NSL”) in Zionsville, Indiana. As a potentially responsible party at ECC/ NSL, Jeffboat is responsible for 3.6% of the total volume of materials to be remediated at Third Site as well. Remediation activities are ongoing at Third Site, and, as of June 30, 2005, Jeffboat had contributed approximately $225,000 toward that remediation. No additional contributions are required or anticipated at this time, and therefore no additional environmental reserves have been made for this matter.

•	Barge Cleaning Facilities, Port Arthur, Texas. American Commercial Barge Line LLC received notices from the U.S. EPA in 1999 and 2004 that it is a potentially responsible party at the State Marine of Port Arthur and the Palmer Barge Line Superfund Sites in Port Arthur, Texas with respect to approximately 50 barges that were cleaned by State Marine and approximately five barges that were cleaned by Palmer Barge Line for us in the early 1980s. The U.S. EPA has made no assessments with respect to these sites.

•	Tiger Shipyard, Baton Rouge, Louisiana. At the direction of the State of Louisiana, we have participated in a cleanup of a former barge cleaning operation at this site. The cleanup involved the cleaning of approximately seven barges and the disposal of barge wash water. As of June 30, 2005, we had incurred costs of approximately $6.7 million in connection with this site. The barge cleaning activities are complete. As of June 30, 2005, we had a reserve of approximately $9,110 in the event that the State of Louisiana requires future testing at the site or additional disposal efforts.

•	PHI/ Harahan Site, Harahan, Louisiana. We have been contacted by the State of Louisiana in connection with the investigation and cleanup of diesel fuel in soil at this site.

On March 22, 2005, we submitted an investigation work plan for approval by the State of Louisiana. We do not know what level of diesel will be discovered in this investigation or whether cleanup will be required. We have paid approximately $20,000 in consultant fees related to investigation at this site. As of June 30, 2005, we had a reserve of approximately $2,000 in the event that future testing, clean-up or monitoring of the site is required.
BANKRUPTCY FILING & EMERGENCE
          We were formed in 1953 as the holding company for a family of barge transportation and marine service companies, the oldest of which has an operating history dating back to 1915. In 1984, we were acquired by CSX Corporation. For several years thereafter, we achieved significant growth through acquisitions, including: SCNO Barge Lines, Inc. in 1988; Hines Incorporated in 1991; The Valley Line Company in 1992; and Continental Grain Company’s barging operations in 1996. In June 1998, we completed a leveraged recapitalization in a series of transactions in which the barge businesses of Vectura Group, Inc. and its subsidiaries were combined with ours. In 2000, we acquired the assets of Peavey Barge Line, which included the assets of the inland marine transport divisions of ConAgra, Inc. Late in 2000, we began to experience difficulties in meeting certain financial covenants set forth in our recapitalized credit facilities. Historic cold weather in the winter of 2000 followed by flooding in the spring of 2001 compounded our difficulties meeting these covenants. In May 2002, we refinanced our existing debt obligations with DHC. This second recapitalization resulted in our acquisition by DHC.
          During 2002 and through the beginning of 2003, we experienced a decline in barging rates, reduced shipping volumes and excess barging capacity during a period of slow economic growth and a global economic recession. Due to these factors, our revenue and earnings did not meet expectations and our liquidity was significantly impaired. We determined that our debt burden was too high, and that a restructuring under Chapter 11 of the Bankruptcy Code offered us the most viable opportunity to reduce our debts while continuing operations. We therefore filed voluntary petitions seeking relief from our creditors pursuant to Chapter 11 of the Bankruptcy Code on January 31, 2003.
          On December 30, 2004, the Bankruptcy Court entered an order confirming the Plan of Reorganization. On January 19, 2005, two related holders of PIK Notes filed a notice of appeal in the U.S. District Court for the Southern District of Indiana challenging the Bankruptcy Court’s confirmation of the Plan of Reorganization. See “— Litigation — Current Legal Proceeding.”
          Our reorganization included the elimination of approximately $277.4 million of unsecured debt, consisting of $6.9 million of aggregate principal and accrued interest on our Old Senior Notes, $146.2 million of aggregate principal and accrued interest on our 2008 Senior Notes and $124.3 million of aggregate principal and accrued interest on our PIK Notes. A significant portion of the 2008 Senior Notes and unsecured trade credit was converted into equity of ACL. Pursuant to the elimination of this debt and the refinancing transactions discussed below, our annual cash interest expense was approximately $27.0 million less in 2004 than in 2002. In 2004, we incurred approximately $22.0 million in non-recurring, reorganization-related expenses and recognized a $35.0 million loss on the sale of our investment in Argentina.
          Material terms of the Plan of Reorganization. We emerged from Chapter 11 protection with a balance sheet that we believe better aligns our debt burden with our anticipated cash flow generating capabilities. In addition, because we made certain payments to “critical vendors” for pre-petition goods and services and continued to pay our trade debt on a timely basis for post-petition goods and services during the pendency of our Chapter 11 cases, we believe that we have sufficient trade credit to operate our business in the ordinary course.

          In consummating the reorganization, the following transactions occurred (share amounts do not reflect ACL’s stock dividend discussed under “Description of Capital Stock”):

•	American Commercial Lines Holdings LLC, the former parent of the predecessor company (“ACL Holdings”), subscribed for 10 shares of common stock of ACL, which shares were extinguished as of the date we emerged from bankruptcy;

•	ACL subscribed for 10 shares of common stock of American Barge Line Company and subsequently contributed 5,607,667 shares of ACL common stock to American Barge Line Company as an additional capital contribution;

•	American Barge Line Company subscribed for 10 shares of common stock of Commercial Barge Line Company, and subsequently contributed 5,607,667 shares of ACL common stock to Commercial Barge Line Company as an additional capital contribution;

•	On the day after the effective date of the Plan of Reorganization, ACL Holdings delivered all of the outstanding membership units in ACL LLC (the “ACL Units”) to the former holders of our 2008 Senior Notes and certain holders of allowed general unsecured claims against American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat and LDC (the “ACL Unit Holders”);

•	Immediately thereafter, the ACL Unit Holders contributed the ACL Units to Commercial Barge Line Company in exchange for a total of 5,607,667 shares of ACL common stock. The issuance of such shares and the distribution thereof to the ACL Unit Holders was exempt from registration under applicable securities laws pursuant to Section 1145(a) of the Bankruptcy Code;

•	Of those 5,607,667 shares of ACL common stock, (i) 168,230 shares were subject to warrants granted by certain of the holders of the 2008 Senior Notes to holders of the PIK Notes in satisfaction and retirement of their claims and (ii) 168,230 shares were subject to a warrant by certain former holders of the 2008 Senior Notes granted to DHC, our former parent corporation. The holders may exercise their warrants at any time and from time to time until their expiration upon the earlier of (i) January 12, 2009, or (ii) the merger of ACL in which ACL is not the surviving corporation or the sale of all or substantially all of the assets of ACL. The shares of common stock covered by the warrants are considered issued and outstanding and owned by certain of the former holders of the 2008 Senior Notes, but are held by Commercial Barge Line Company as disbursing agent under the warrants until the warrants (i) are exercised, in which case the cash proceeds therefrom will be distributed to such noteholders, or (ii) expire, in which case the underlying shares of common stock will be released to such noteholders;

•	We adopted the Equity Award Plan, under which 454,676 shares of ACL common stock were reserved for grant, in order to promote the growth and general prosperity of our business by offering incentives to directors, officers and key employees who are primarily responsible for our financial health and to attract and retain qualified employees;

•	We executed and delivered a registration rights agreement pursuant to which we agreed to seek to register the resale of certain shares of ACL common stock as soon as practicable after our emergence from bankruptcy;

•	We paid allowed administrative claims, debtor-in-possession lender claims, priority claims, tax claims and professional fee claims due and owing; and

•	We entered into the $35.0 million asset based revolving credit facility and the restructured term loans, and we issued the maritime lien notes and tort lien notes. Simultaneously with the issuance of our 2015 Senior Notes, we amended and restated the asset based revolver and used the proceeds to repay amounts outstanding and accrued interest on our senior and junior secured term loans. See “Description of Certain Indebtedness and Security Arrangements.”

MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
          The following is a list of our directors and executive officers, their ages as of August 29, 2005 and their positions and offices. No family relationships exist between or among any such individuals.

Name	Age	Position

Clayton K. Yeutter	74	Chairman of the Board
Eugene I. Davis	50	Director
Richard L. Huber	68	Director
Nils E. Larsen	34	Director
Emanuel L. Rouvelas	60	Director
R. Christopher Weber	49	Director
Mark R. Holden	46	Director, President and Chief Executive Officer
W. Norbert Whitlock	64	Senior Vice President, Chief Operating Officer
Christopher A. Black	42	Senior Vice President, Chief Financial Officer
Lisa L. Fleming	43	Senior Vice President, Law and Administration and Secretary
Nick C. Fletcher	45	Senior Vice President, Human Resources
Jerry R. Linzey	41	Senior Vice President, Manufacturing
Michael J. Monahan	47	Senior Vice President, Transportation Services
Martin K. Pepper	51	Senior Vice President, Global Sales & Marketing
Paul F. Brotzge	48	Vice President, Treasurer and Controller
Karl D. Kintzele	55	Vice President, Internal Audit
William L. Schmidt	43	Vice President, Information Technology
          Information relating to each of these individuals is described below:
          Clayton K. Yeutter was appointed a director of ACL on January 11, 2005, upon our emergence from bankruptcy under the Plan of Reorganization. Mr. Yeutter has been Of Counsel to Hogan & Hartson, LLP, a law firm in Washington, D.C., since 1993 and has established an international trade and agricultural law practice. Prior to joining Hogan & Hartson, Mr. Yeutter served as Secretary of Agriculture in 1989-1990 and as Republican National Chairman in 1991. Prior to this, Mr. Yeutter served as President and Chief Executive Officer of the Chicago Mercantile Exchange from 1978 through 1985, held two Assistant Secretary of Agriculture posts under President Nixon and served as deputy Special Trade Representative under President Ford. In addition, Mr. Yeutter serves as a director of DHC, Chairman of the Board of Oppenheimer Funds, an institutional investment manager, Chairman of the Board of CropSolutions, Inc., a privately-owned agricultural chemical company and a director of America First, a privately-owned investment management company.
          Eugene I. Davis was appointed a director of ACL on January 11, 2005, upon our emergence from bankruptcy under the Plan of Reorganization. Since 1999, Mr. Davis has served as the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a turn-around and corporate consulting firm. Mr. Davis was the Chairman and Chief Executive Officer of RBX Industries, Inc., a manufacturer and distributor of foam products, from September 2001 to November 2003 and served as the Restructuring Officer for RBX Industries, a manufacturer and distributor of rubber and plastic-based foam products, from January 2001 to September 2001. Mr. Davis has served on the CFN Liquidating Trust Committee for the former Contifinancial Corporation and its affiliates since April 2001. Mr. Davis currently serves as a director for Atlas Air Worldwide Holdings, Inc., Exide Technologies, Inc., Metals USA, Inc., Tipperary Corporation, IPCS, Inc. and Knology Broadband, Inc.
          Richard L. Huber was appointed a director of ACL on January 11, 2005, upon our emergence from bankruptcy under the Plan of Reorganization. Mr. Huber served as a director of ACL LLC from

2000 to January 2005 and as Interim Chief Executive Officer of ACL LLC from April 2004 to January 2005. Mr. Huber has been Managing Director, Chief Executive Officer and Principal of Norte-Sur Partners, a direct private equity investment firm focused on Latin America, since January 2001. Prior to that, from 1995 to February 2000, Mr. Huber held various positions with Aetna, Inc., a leading health and disability benefits provider, most recently as the Chief Executive Officer. Mr. Huber has approximately 40 years of prior investment and merchant banking, international business and management experience, including executive positions with Chase Manhattan Bank, Citibank, Bank of Boston and Continental Bank. In addition, Mr. Huber has served as a director of DHC since July 2002 and serves as a director of Opticare Health Systems, Inc., Malta Clayton, SA, and several non-public companies in Latin America.
          Nils E. Larsen was appointed a director of ACL on January 11, 2005, upon our emergence from bankruptcy under the Plan of Reorganization. Mr. Larsen has served as a managing director of Equity Group Investments, L.L.C., a private investment group, since 2001. Prior to that, from 1995 to 2001, Mr. Larsen held various other positions with Equity Group Investments, working in the transportation, energy, communications and retail industries.
          Emanuel L. Rouvelas was appointed a director of ACL on January 11, 2005, upon our emergence from bankruptcy under the Plan of Reorganization. Mr. Rouvelas is a founding partner and currently serves as Chairman of Preston Gates Ellis & Rouvelas Meeds LLP, the Washington D.C. partner of the law firm Preston, Gates & Ellis LLP. Mr. Rouvelas has established a federal counseling and lobbying practice and has advised many of the world’s leading shipping companies. Prior to joining Preston Gates, Mr. Rouvelas was counsel to the U.S. Senate Committee on Commerce and chief counsel to its Merchant Marine and Foreign Commerce Subcommittees.
          R. Christopher Weber was appointed a director of ACL on January 11, 2005, upon our emergence from bankruptcy under the Plan of Reorganization. From January 1991 until his retirement in May 1999, Mr. Weber served as the Senior Vice President and Chief Financial Officer of Jacor Communications, Inc., a radio broadcast company. Mr. Weber is also a retired Certified Public Accountant.
          Mark R. Holden was named President and Chief Executive Officer of ACL on January 18, 2005 and has also served as a director of ACL since that date. Prior to joining us, Mr. Holden served as Senior Vice President and Chief Financial Officer of Wabash National Corporation, a large manufacturer of truck trailers, from October 2001 to June 2004. In addition to his duties as the Chief Financial Officer, Mr. Holden served on the board of directors of Wabash from 1995 to 2003 and as a member of the Office of the Chief Executive Officer during 2001 and 2002. From May 1995 to October 2001, Mr. Holden served as Vice President — Chief Financial Officer of Wabash. Prior to that, Mr. Holden held a variety of positions of increasing responsibility with Wabash beginning in 1992. Before joining Wabash, Mr. Holden spent 12 years at an international accounting firm.
          W. Norbert Whitlock was named Senior Vice President, Chief Operating Officer of ACL on January 18, 2005. Mr. Whitlock has served as our Chief Operating Officer since April 2004 and served as our President from April 2004 through January 17, 2005. Previously, Mr. Whitlock served as Senior Vice President, Transportation Services of ACL LLC from July 2003 to April 2004, as Senior Vice President, Logistics Services for American Commercial Barge Line LLC and LDC from March 2000 to June 2003 and as Senior Vice President, Transportation Services of American Commercial Barge Line and LDC from 1982 through March 2000.
          Christopher A. Black was named Senior Vice President, Chief Financial Officer of ACL on February 22, 2005, effective as of March 22, 2005. Prior to joining us, Mr. Black served as Vice President & Treasurer of Wabash National Corporation, a large manufacturer of truck trailers, from October 2001 to July 2004. Prior to that, from September 2000 to October 2001, Mr. Black served as Senior Vice President — Corporate Banking of US Bancorp. From August 1995 to September 2000, he held various positions at SunTrust Bank, most recently as Director — Corporate & Investment Banking. Prior to that, he was employed by PNC Bank and Bank One (now JP Morgan Chase).

          Lisa L. Fleming was named Senior Vice President, Law & Administration and Secretary of ACL on December 22, 2004. Ms. Fleming has served as our Senior Vice President, Law & Administration, General Counsel and Secretary since January 2003. From 1996 to 2002, Ms. Fleming served Midland Enterprises, Inc. and its operating subsidiary The Ohio River Company, a barge transportation and related service company, in each case as Associate General Counsel and Assistant Secretary, where she managed legal, insurance and risk management functions. Prior to that, Ms. Fleming worked for ACL LLC in various capacities including Associate General Counsel, Assistant Secretary and Director of Strategic Planning.
          Nick C. Fletcher was named Senior Vice President, Human Resources of ACL on March 1, 2005. Prior to joining us, Mr. Fletcher was the Vice President of Human Resources for Continental Tire North America, Inc., a global manufacturer of automotive tires and products, since February 2004. Prior to that, he provided human resources consulting services from May 2003 to February 2004. From June 1999 until May 2003, he was employed by Wabash National Corporation, a large manufacturer of truck trailers, as a Director of Human Resources and as Vice President, Human Resources. Throughout his career, he has held various human resources positions with increasing responsibility at TRW Inc., Pilkington Libbey-Owens-Ford Co., Landis & Gyr Inc. and Siemens Corporation.
          Jerry R. Linzey has served as our Senior Vice President, Manufacturing since May 2005. Prior to joining us, Mr. Linzey served as Senior Vice President, Manufacturing of Wabash National Corporation, a large manufacturer of truck trailers, from 2002 to May 2005. Prior to that, from 2000 to 2002, Mr. Linzey served as Director, North American Operations of The Stanley Works, a large manufacturer of tools and fasteners. From 1985 to 2000, he held various positions at Delphi Automotive Systems, most recently as Plant Manager — Radiator and Oil Cooler Product Lines.
          Michael J. Monahan was appointed as our Senior Vice President, Transportation Services in September 2004. Prior to joining us, Mr. Monahan served as Vice President of TECO Barge Line, a barge transportation company, from August 2002 until August 2004, where he was responsible for the management and operation of its river transportation assets. Before joining TECO, Mr. Monahan was Vice President of Operations Support for Midland Enterprises, Inc., a barge transportation and related service company, from April 2000 until August 2002.
          Martin K. Pepper was named our Senior Vice President, Global Sales & Marketing in November 2003. From August 1998 to that time, Mr. Pepper served as the Senior Vice President, International Business Development for American Commercial Lines International LLC. Prior to joining us in 1997 as Vice President for Fleet Maintenance, he served for 16 years as a vice president with Canal Barge Company, a barge transportation company, and served in liquid sales and marketing for Tidewater Barge Line, a barge transportation company, from 1990 until 1997.
          Paul F. Brotzge was named Vice President, Treasurer and Controller of ACL on December 22, 2004. Mr. Brotzge has served as our Vice President, Treasurer and Controller since May 2004. Mr. Brotzge served as our Vice President and Controller from 2000 to May 2004. Mr. Brotzge joined us in 1980 as an Operations Analyst and served in a number of financial managerial positions before being named Assistant Vice President, Finance in 1995.
          Karl D. Kintzele was named Vice President, Internal Audit of ACL on March 22, 2005. Prior to joining us, Mr. Kintzele served as Vice President, Internal Audit of Wabash National Corporation, a large manufacturer of truck trailers, since October 2001, having been promoted from the position of Director, Internal Audit, which he assumed in September 1999 upon joining the company. Before joining Wabash, Mr. Kintzele spent 18 years with Teledyne, Inc., a manufacturer of electronic and communications products, holding positions of increasing senior management responsibilities within the financial and internal audit functions.
          William L. Schmidt was named Vice President, Information Technology of ACL on April 4, 2005. Mr. Schmidt has also served as our Vice President, Corporate Support from October 2003 to April 2005; Vice President, Purchasing from June 2002 to October 2003; and Assistant Vice President, Logistics

from April 2000 to June 2002. Mr. Schmidt joined us in 1995 as a Manager of Liquid Sales before being named Assistant Vice President, Gulf Fleet Services in 1997. Prior to joining us, Mr. Schmidt served as Director — Projects & Business Development of The Great Lakes Towing Company from 1990 to 1995.
COMMITTEES
          Our board of directors has standing audit, compensation and nominating and governance committees.
          Audit Committee. The audit committee of our board of directors selects our independent registered public accountants, reviews with the independent registered public accountants the plans and results of the audit engagement, approves professional services provided by the independent registered public accountants, reviews the independence of the independent registered public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. Our board has adopted a written charter of the audit committee. Messrs. Weber, Davis and Larsen serve as members of the audit committee, with Mr. Weber serving as Chairman. Mr. Weber is an “audit committee financial expert” as defined by the SEC. Our board has determined that Mr. Weber is “independent,” as that term is defined for audit committee members under the listing standards of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
          Compensation Committee. The compensation committee of our board of directors determines salaries and incentive compensation for our executive officers and administers our employee benefit plans. Our board has adopted a written charter of the compensation committee. Messrs. Larsen, Rouvelas and Weber serve as members of the compensation committee, with Mr. Larsen serving as Chairman. Our board has determined that each of the members of the compensation committee is “independent,” as such term for compensation committee members is defined in the listing standards of the New York Stock Exchange; each is a “Non-Employee Director” as defined in Rule 16b-3 under the Exchange Act; and each is an “Outside Director” as defined by the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended.
          Nominating and Governance Committee. The nominating and governance committee of our board of directors identifies individuals qualified to become members of the board, recommends to the board the director nominees for the next annual meeting of stockholders, identifies individuals to fill vacancies on the board, recommends changes to our Corporate Governance Guidelines, leads the annual review of both the nominating and governance committee’s performance and the board’s performance, and recommends nominees for each committee of the board. Messrs. Davis and Rouvelas serve as members of the nominating and governance committee, with Mr. Rouvelas serving as Chairman. Our board has determined that each of the members of the nominating and governance committee is “independent,” as that term is defined for nominating and governance committee members under the listing standards of the New York Stock Exchange and the Exchange Act.

EXECUTIVE COMPENSATION
     Summary Compensation Table
          The following table contains information concerning the compensation earned for services in all capacities to us for 2002 through 2004 by (i) our chief executive officer during 2004 and (ii) our other four most highly compensated executive officers for 2004 (together with our former interim chief executive officer, the “Named Executive Officers”). This information reflects compensation earned prior to our emergence from bankruptcy and does not include certain members of our current management team, including our chief executive officer and chief financial officer. As such, it is not indicative of our compensation structure going forward.

					Long-Term
					Compensation Awards

	Annual Compensation				Restricted		Securities
				Other Annual	Stock		Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Awards		Options(2)	Compensation(3)

Richard L. Huber	2004	$120,692	$—	$350	$—		$—	$1,730
Former Interim Chief	2003	—	—	—	—		—	—
Executive Officer(4)	2002	—	—	—	—	(5)	—	—
W. Norbert Whitlock	2004	224,650	39,163	—	—		—	20,230
President and Chief	2003	181,675	39,163	9,240	—		—	19,902
Operating Officer	2002	169,000	—	9,240	222,481	(6)	95,000	34,322
Lisa L. Fleming	2004	189,215	31,337	—	—		—	2,386
Senior Vice President,	2003	141,097	25,393	7,903	—		—	828
Law & Administration	2002	—	—	—	—		—	—
and Secretary
Martin K. Pepper	2004	185,392	30,704	—	—		—	2,230
Senior Vice President,	2003	153,221	24,998	9,240	—		—	4,918
Global Sales & Marketing	2002	150,000	—	9,240	129,779	(6)	95,000	7,671
Paul F. Brotzge	2004	144,940	14,403	—	—		—	2,617
Vice President, Treasurer	2003	122,335	13,086	8,040	—		—	4,695
and Controller	2002	113,800	—	8,040	37,083	(6)	30,000	9,789

(1)	The amount shown for Mr. Huber consists of a health insurance incentive. The amounts shown for Messrs. Whitlock, Pepper and Brotzge consist of vehicle allowances. The amount shown for Ms. Fleming consists of a $225 health insurance incentive and a $7,678 vehicle allowance.

(2)	Represents options to purchase DHC common stock granted pursuant to the DHC 1995 Stock Option and Incentive Plan as a result of the Named Executive Officer’s employment with us.

(3)	Amounts shown for 2004 include the following: for Mr. Huber, $830 in life insurance premium payments made by us on his behalf and $900 in matching contributions made by us pursuant to the American Commercial Lines LLC 401(k) Plan, or the ACL LLC 401(k) plan, available to all employees; for Mr. Whitlock, $3,119 in life insurance premium payments made by us on his behalf, $13,586 in payments received from us under the salary continuation plan of ACL LLC, and $3,525 in matching contributions made by us pursuant to the ACL LLC 401(k) plan; for Ms. Fleming, $2,386 in matching contributions made by us pursuant to the ACL LLC 401(k) plan; for Mr. Pepper, $831 in life insurance premium payments made by us on his behalf and $1,399 in matching contributions made by us pursuant to the ACL LLC 401(k) plan; and for Mr. Brotzge, $429 in life insurance premium payments made by us on his behalf and $2,188 in matching contributions made by us pursuant to the ACL LLC 401(k) plan.

(4)	Mr. Huber served as our Interim Chief Executive Officer from April 30, 2004 until January 18, 2005, when Mark R. Holden became our President and Chief Executive Officer. Effective January 18, 2005, Mr. Huber resigned as an officer of ACL.
footnotes continued on following page

(5)	Does not include 20,000 shares of restricted DHC common stock received by Mr. Huber on May 29, 2002, in his capacity as an investor in ACL Holdings, as part of the Danielson Recapitalization. Mr. Huber was not an employee of ACL LLC at the time. The dollar value of the restricted stock award was $123,200, calculated by multiplying the number of shares awarded by $6.16, the closing price of DHC’s common stock on the date of grant.

(6)	Consists of the dollar value of the restricted stock awards (calculated by multiplying the number of shares awarded by the closing price per share of DHC common stock on the date of grant, which was $6.16) made in restricted DHC common stock as part of the Danielson Recapitalization, whereby each of the Named Executive Officers holding a preferred membership interest in ACL Holdings at the time of the Danielson Recapitalization abandoned their units to ACL Holdings for no consideration and received certain amounts of DHC common stock from DHC for their continued employment with ACL LLC.
      Our management received a total of 339,040 shares of DHC restricted stock, of which Messrs. Whitlock, Pepper and Brotzge received 36,117, 21,068 and 6,020 shares, respectively. At December 31, 2004, the aggregate value of the restricted DHC common stock held by Messrs. Whitlock, Pepper and Brotzge was $534,082 (63,205 shares multiplied by $8.45, the closing price of DHC common stock on December 31, 2004). Upon the exchange of ownership of ACL pursuant to our Plan of Reorganization, 29,091 total shares granted to our management were cancelled. The shares cancelled of Messrs. Whitlock, Pepper and Brotzge were 12,039, 7,022 and 2,006, respectively. The cancelled shares represented the unvested shares as of the exchange date. By contract, each member of our management received $1.00 for each share of DHC restricted common stock that did not vest.
     Recent Awards
          On January 18, 2005, our compensation committee granted equity awards under the Equity Award Plan to each of Mr. Huber (in addition to grants to him in his capacity as a director — See “— Director Compensation”) and Mr. Whitlock in consideration of significant contributions they made to us during our reorganization. Mr. Huber received 56,076 unrestricted shares of our common stock and an option to purchase 56,076 shares of our common stock that has an exercise price of $16.65 per share and vests with respect to 18,692 shares on each of the first three anniversaries of the date of grant. Mr. Whitlock received 28,038 restricted shares of our common stock that vest with respect to 9,346 shares on each of the first three anniversaries of the date of grant, and an option to purchase 28,038 shares of our common stock that has an exercise price of $16.65 per share and vests with respect to 9,346 shares on each of the first three anniversaries of the date of grant. The number of shares and the option exercise price were subsequently adjusted pursuant to the stock dividend distributed on August 15, 2005. See “Description of Capital Stock.”
          In addition, certain executive officers and members of management were granted equity awards under the Equity Award Plan and the Stock Incentive Plan in connection with the execution of their employment agreements. See “— Employment Agreements.”
     Options/ SAR Grants in Last Fiscal Year
          No stock options or stock appreciation rights were granted to any of the Named Executive Officers during 2004.
     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
          The following table contains information with respect to options to acquire DHC common stock exercised by each of the Named Executive Officers during 2004, the number of securities underlying unexercised options to acquire DHC common stock held by each of the Named Executive Officers and the value of such unexercised options at the end of 2004:

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares Acquired	Value	Options at Fiscal Year-End	Options at Fiscal Year-End
Name	on Exercise	Realized	Exercisable/Unexercisable(1)	Exercisable/Unexercisable(2)

Richard L. Huber	—	$—	—	—
W. Norbert Whitlock	—	$—	23,750/23,750	$80,988/$80,988
Lisa L. Fleming	—	$—	—	—
Martin K. Pepper	—	$—	23,750/23,750	$80,988/$80,988
Paul F. Brotzge	3,750	$13,350	3,750/7,500	$12,788/$25,575

(1)	Represents options to purchase DHC common stock granted pursuant to the DHC 1995 Stock and Incentive Plan as a result of the Named Executive Officer’s employment with us.

(2)	Value of unexercised options at fiscal year-end represents the difference between the exercise price of any outstanding in-the-money options and $8.41, the mean value of DHC common stock on December 31, 2004.
     American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors
          The Equity Award Plan was implemented on January 10, 2005 and will continue in effect for ten years unless terminated earlier. The plan is administered by the compensation committee of our board of directors. The compensation committee has exclusive authority, in its discretion, to determine all matters relating to awards under the plan, including the selection of individuals to be granted an award, the type of award, the number of shares subject to an award, all terms, conditions, restrictions and limitations of an award and the terms of any instrument that evidences an award.
          The persons eligible to receive awards under the plan include the employees and officers of ACL or any subsidiary or affiliate of ACL and non-employee directors of ACL. Incentive stock options, however, may only be granted to employees and officers of ACL, its subsidiaries and its affiliates.
          The aggregate number of shares of common stock of ACL that are authorized and available for issuance under the plan is 1,818,704. If an award expires or becomes unexercisable without having been exercised in full, the unpurchased shares will become available for future awards. Subject to any required action by the stockholders of ACL, the number of shares of common stock covered by each outstanding award and the number of shares authorized and available for issuance under the plan, as well as the price per share of common stock covered by each outstanding award, will be adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of ACL common stock.
          Upon the occurrence of a reorganization, merger, consolidation, sale of all or substantially all of the assets of ACL or other “event” (as defined in the plan) in which awards under the plan are not to be assumed or otherwise continued, the compensation committee may terminate any outstanding award without the participant’s consent and (i) provide for either the purchase of any such award for an amount of cash equal to the amount that could have been obtained upon exercise of the award or the replacement of the award with other rights or property selected by the compensation committee or (ii) provide that the award shall be exercisable (whether or not vested) as to all shares covered thereby for at least ten days prior to the event.
          Our board of directors may amend, alter, suspend or terminate the plan at any time. However, stockholder approval must be obtained to materially amend the plan and to amend the plan to the extent necessary to comply with Section 422 of the Internal Revenue Code and the rules of any applicable stock exchange or quotation system.

          The plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified stock options, restricted stock awards, stock appreciation rights, performance awards and other stock-based awards that may be granted at the discretion of the compensation committee. The following specific restrictions in the plan apply to the types and terms of awards:
     Options
          The term of each option shall be no longer than ten years from the date of grant; however, in the case of an incentive stock option granted to a participant who, at the time the incentive stock option is granted, owns shares representing more than 10% of the voting power of ACL or any subsidiary of ACL, the term of the option shall be five years from the date of grant.
          The exercise price per share of a non-qualified stock option may not be less than 100% of the fair market value per share of ACL common stock on the date of grant. In the case of an incentive stock option, if an employee or officer, at the time the incentive stock option is granted, owns shares representing more than 10% of the voting power of ACL or any subsidiary, the exercise price per share may not be less than 110% of the fair market value per share of ACL common stock on the date of grant. Otherwise, the exercise price per share may not be less than 100% of the fair market value per share of ACL common stock on the date of grant.
     Restricted stock
          The compensation committee has the authority to determine any forfeiture or vesting restrictions on a restricted stock award. During any restriction period set by the compensation committee, a holder of shares of restricted stock may not sell, assign, transfer, pledge or otherwise encumber the shares of restricted stock. The compensation committee may also impose a limit on the number of shares that a participant may receive in any 12-month period in the form of restricted stock awards. If a holder of shares of restricted stock ceases to be our employee, officer or director for any reason during the restriction period, all shares still subject to restriction must be forfeited by the participant.
     Stock appreciation rights
          The compensation committee may grant stock appreciation rights to receive the excess of the fair market value of the shares on the date the rights are exercised over the fair market value of the shares on the date the rights were granted. Stock appreciation rights may not be exercised earlier than six months from the date of the grant.
     Performance awards
          Performance awards may be granted in the form of actual shares of ACL common stock or common stock units having a value equal to an identical number of shares of ACL common stock. The performance objectives and performance period applicable to an award are determined by the compensation committee. Performance objectives are to be established by the compensation committee prior to, or reasonably promptly following the inception of, a performance period and should consist of one or more business criteria meeting the requirements of Section 162(m) of the Internal Revenue Code, including but not limited to revenue, EBITDA, funds from operations, funds from operations per share, operating income, pre or after tax income, cash available for distribution, cash available for distribution per share, net earnings, earnings per share, return on equity, return on assets, share price performance, improvements in our attainment of expense levels, and implementation or completion of critical projects, or improvement in cash-flow (before or after tax). These criteria may be measured over a performance period on a periodic, annual, cumulative or average basis and may be established on a company-wide basis or established with respect to one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures. The compensation committee may, in its discretion, reduce or eliminate the amount of payment with respect to a performance award but may not increase the amount.
     American Commercial Lines Inc. 2005 Stock Incentive Plan
          The Stock Incentive Plan was adopted by the board of directors of ACL on May 24, 2005 and will continue in effect for ten years unless terminated earlier. The plan is administered by the compensation committee, which has exclusive authority, in its discretion, to determine all matters relating to awards under the plan, including the selection of individuals to be granted an award, the type of award, the number of shares subject to an award, all terms, conditions, restrictions and limitations of an award and the terms of any instrument that evidences an award.
          The persons eligible to receive awards under the plan include employees and officers of ACL or any subsidiary or affiliate of ACL and non-employee directors of ACL.
          The aggregate number of shares of ACL common stock that are authorized and available for issuance under the plan is 1,440,000. If an award expires or becomes unexercisable without having been exercised in full, the unpurchased shares will become available for future awards. The number of shares of common stock covered by each outstanding award and the number of shares authorized and available for issuance under the plan, as well as the price per share of common stock covered by each outstanding award, will be adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of ACL common stock.
          Upon the occurrence of a reorganization, merger, consolidation, sale of all or substantially all of the assets of ACL or other “event” (as defined in the plan) in which awards under the plan are not to be assumed or otherwise continued, the compensation committee may terminate all or any portion of an outstanding award without the participant’s consent and (i) provide for either the purchase of any such award for an amount of cash equal to the amount that could have been obtained upon exercise of the award or the replacement of the award with other rights or property selected by the compensation committee or (ii) provide that the award shall be exercisable (whether or not vested) as to all shares covered thereby for at least ten days prior to the event.
          Our board of directors may amend, alter, suspend or terminate the plan at any time.
          The plan provides for the grant of non-qualified stock options, restricted stock awards, stock appreciation rights, performance awards and other stock-based awards that may be granted at the discretion of the compensation committee. The following specific restrictions in the plan apply to the types and terms of awards:
     Options
          The term of each option shall be no longer than ten years from the date of grant. The compensation committee shall determine the exercise price per share and the vesting, exercise and other conditions of each stock option.
     Restricted stock
          The compensation committee has the authority to determine any forfeiture or vesting restrictions on a restricted stock award. During any restriction period set by the compensation committee, a holder of shares of restricted stock may not sell, assign, transfer, pledge or otherwise encumber the shares of restricted stock. The compensation committee may also impose a limit on the number of shares that a participant may receive in any 12-month period in the form of restricted stock awards. If a holder of shares of restricted stock ceases to be our employee, officer or director for any reason during the restriction period, all shares still subject to restriction must be forfeited by the participant.

     Stock appreciation rights
          The compensation committee may grant stock appreciation rights to receive the excess of the fair market value of the shares on the date the rights are exercised over the fair market value of the shares on the date the rights were granted. Stock appreciation rights may not be exercised earlier than six months from the date of the grant.
     Performance awards
          Performance awards may be granted in the form of actual shares of ACL common stock or common stock units having a value equal to an identical number of shares of ACL common stock. The performance objectives and performance period applicable to an award are determined by the compensation committee. Performance objectives are to be established by the compensation committee prior to, or reasonably promptly following the inception of, a performance period and will consist of one or more business criteria prescribed by the compensation committee, including but not limited to revenue, EBITDA, funds from operations, funds from operations per share, operating income, pre or after tax income, cash available for distribution, cash available for distribution per share, net earnings, earnings per share, return on equity, return on assets, share price performance, improvements in our attainment of expense levels, and implementation or completion of critical projects, or improvement in cash-flow (before or after tax). These criteria may be measured over a performance period on a periodic, annual, cumulative or average basis and may be established on a company-wide basis or established with respect to one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures. The compensation committee may, in its discretion, reduce, eliminate or increase the amount of payment with respect to a performance award.
     American Commercial Lines LLC 2005 Annual Incentive Plan
          The American Commercial Lines LLC 2005 Annual Incentive Plan was approved by the compensation committee of ACL LLC’s board of directors on May 11, 2005. Our full time, non-represented employees hired no later than September 30, 2005 are eligible to participate. Participants in the plan will be eligible to receive a cash incentive bonus payment if certain performance goals are achieved, including EBITDA, free cash flow, earnings per share and business objective targets. Three performance levels have been established for each target, with a corresponding percentage of the target award available for payout upon the achievement of each level. The performance goals are based on the 2005 business plan established during the bankruptcy process, and the goals for our chief executive officer and senior vice presidents are 10% higher than those for our other employees. Awards will be calculated based upon a percentage of base salary and the achievement of the defined performance goals, including a weighted factor for overall performance.
     Pension Plans
     Salary continuation plan
          ACL LLC has a salary continuation plan under which supplemental retirement benefits are paid as a function of final pay, some of which are paid in lieu of a former life insurance benefit. The supplemental benefits are payable upon the participant’s termination, retirement, death or total and permanent disability, or upon a change of control of ACL LLC, and include (i) credits of contributions and earnings to a bookkeeping account kept for the participant’s benefit and (ii) an amount equal to the participant’s annualized final salary at retirement. Following our emergence from bankruptcy, the only participant under the salary continuation plan was W. Norbert Whitlock. As of June 30, 2005, the value of Mr. Whitlock’s account was $978,676.75, and his annualized base salary was $300,000.

     Salaried employee pension plans
          The pension plan table provided below indicates the estimated annual benefits payable, before offset for the Social Security annuity, by ACL LLC to any officer or salaried employee upon retirement at the normal retirement age of 65 after selected periods of service and in specified compensation groups.
Pension Plan Table

	Years of Service

Five Consecutive Year Average Compensation	15	20	25	30	35

$125,000	$25,052	$34,427	$43,802	$53,177	$62,552
150,000	30,063	41,313	52,563	63,813	75,063
175,000	35,073	48,198	61,323	74,448	87,573
200,000	40,083	55,083	70,083	85,083	100,083
225,000	45,094	61,969	78,844	95,719	112,594
250,000	50,104	68,854	87,604	106,354	125,104
275,000	55,115	75,740	96,365	116,990	137,615
300,000	60,125	82,625	105,125	127,625	150,125
325,000	65,135	89,510	113,885	138,260	162,635
350,000	70,146	96,396	122,646	148,896	175,146
375,000	75,156	103,281	131,406	159,531	187,656
400,000	80,167	110,167	140,167	170,167	200,167
425,000	85,177	117,052	148,927	180,802	212,677
450,000	90,188	123,938	157,688	191,438	225,188
475,000	95,198	130,823	166,448	202,073	237,698
500,000	100,208	137,708	175,208	212,708	250,208
          Retirement benefits from our funded and unfunded non-contributory pension plans are based on both length of service and compensation levels. The compensation covered by the pension plans is compensation paid by ACL LLC to a participant on a regular monthly or annual salary basis, including bonuses or similar awards for personal services rendered in a position that is not under the scope of a labor agreement prior to 2000. Compensation items listed in the Summary Compensation Table covered by the pension plans are salary and bonus. Benefits earned before February 1, 2000 are computed at the time of retirement under a defined benefit formula based on years of service and average salary and bonus for the highest 60 consecutive months of service, computed without regard to additional payments in stock. Benefits earned after February 1, 2000 are computed based on career-average base salary only. The pension plans provide for normal retirement at age 65, and, subject to certain eligibility requirements, early retirement beginning at age 55 is permitted with reduced pension payments.
          The above table sets forth the estimated annual benefit payable, before offset for the Social Security annuity, by ACL LLC to any officer or salaried employee upon retirement at the normal retirement age after selected periods of service and in specified compensation groups. The normal form of the benefit is a straight-life annuity. As of December 31, 2004, the Named Executive Officers had the following years of credited service: Mr. Huber, 0 years; Mr. Whitlock, 25.6 years; Ms. Fleming, 12.2 years; Mr. Pepper, 7.8 years; and Mr. Brotzge, 24.9 years.
          The Internal Revenue Code imposes certain limitations on compensation and benefits payable from tax-qualified pension plans. Pension amounts in excess of such limitations are payable from the non-qualified pension plan, which is not funded.

     Benefit Plans
          We maintain various qualified and non-qualified benefit plans for our employees. All salaried, full-time employees are covered or will be covered by an ERISA-qualified defined benefit retirement plan and are eligible to participate in a 401(k) savings plan that includes a partial company match feature. Hourly employees with some of our subsidiaries have separate ERISA-qualified defined benefit plans and are eligible to participate in separate 401(k) savings plans.
          We maintain a self-insured general welfare health plan for employees. The plan has appropriate levels of employee deductible and maximum benefit levels. Employees may elect to participate in approved HMO plans in lieu of ACL-sponsored plans.
          We have provided to certain members of management various non-qualified benefit and deferred compensation plans. These plans include deferred salary plans, deferred bonus plans and salary continuation with whole life plans.
          We have reserved the right to add, amend, change, tie off or terminate any or all qualified or non-qualified benefit plans at any time and to alter, amend, add to or restrict employee participation to the extent permitted by applicable federal or state law or regulation.
DIRECTOR COMPENSATION
          The chairman of our board of directors is paid $45,000 annually, payable in quarterly installments at the beginning of each calendar quarter. The other non-employee directors are paid $30,000 annually, payable in quarterly installments at the beginning of each calendar quarter. The chairmen of the audit committee, the compensation committee and the nominating and governance committee are each paid an additional $5,000 annually, payable in quarterly installments at the beginning of each calendar quarter. Each member of a committee, including the chairman of each committee, receives an additional $1,250 per committee meeting attended in person or by telephone.
          On January 18, 2005, the chairman of our board received 1,500 restricted shares of ACL common stock and a nonqualified option to purchase 12,000 shares of ACL common stock at an exercise price of $16.65 per share under the Equity Award Plan. The other non-employee directors each received 1,000 restricted shares of ACL common stock and a nonqualified option to purchase 8,000 shares of ACL common stock at an exercise price of $16.65 per share under the Equity Award Plan. Such restricted shares will vest in three equal annual installments, commencing on the first anniversary of the grant date, and such stock options will vest six months from the grant date. The number of restricted shares and shares subject to the options, as well as the option exercise price, were subsequently adjusted pursuant to the stock dividend distributed on August 15, 2005. See “Description of Capital Stock.”
          Members of our board who are our employees receive no additional compensation for service on the board. All directors are reimbursed for travel expenses incurred in attending meetings of the board or committees of the board.
EMPLOYMENT AGREEMENTS
                  Mark R. Holden
          On January 18, 2005, we entered into an employment agreement with Mark R. Holden, the President and Chief Executive Officer of ACL and each of its operating subsidiaries. The initial term of the contract expires on January 18, 2008, but is subject to one-year renewals at our written election. The contract requires Mr. Holden to maintain the confidentiality of our proprietary information during his employment and for a period of five years after termination, and to refrain from competing with and soliciting employees and customers from us during his employment and for a period of 18 months after termination. The contract provides for a minimum annual base salary of $450,000, which is subject to our annual review. Mr. Holden also will be eligible for a cash bonus with a target of 75% of his base salary, as determined by our compensation committee and dependent upon the achievement of performance targets mutually agreed to by Mr. Holden and the compensation committee. Mr. Holden will be permitted to participate in any benefit plans that are generally available to our senior management. In addition, we agreed to reimburse Mr. Holden for specified expenses incurred in connection with his duties and relocation expenses including the cost of moving his family to the Jeffersonville, Indiana area. Under the contract, if Mr. Holden’s employment is terminated without “cause” (as defined in the contract), or if Mr. Holden terminates his employment with us for “good reason” (as defined in the contract), Mr. Holden shall receive a cash payment payable over a period of 18 months in equal pro rata amounts calculated as follows: 1.5 times the sum of (i) his base salary in effect on the day of termination and (ii) his average annual bonus, which equals either the average bonus paid to him in the prior two calendar years or, if no bonus was paid in either of the prior two calendar years, 75% of his base salary. If the termination of Mr. Holden’s employment occurs after a “change in control” (as defined in the contract), Mr. Holden shall receive three times the sum of (i) his base salary in effect on the day of termination and (ii) his average annual bonus, as described above.
          Under the contract, Mr. Holden is entitled to participate in the Equity Award Plan. Pursuant to the contract, on January 18, 2005, Mr. Holden received 56,076 restricted shares of ACL common stock. The restrictions on the restricted shares lapse on a pro rata basis over a period of three years from the date of grant. Future awards of restricted stock, if any, may be subject to performance-based vesting requirements. In addition, on January 18, 2005, Mr. Holden received an option to purchase 56,076 shares of ACL common stock with an exercise price per share of $16.65. The option vests on a pro rata basis over a period of three years from the date of grant, and the term of the option is ten years following the date of grant. The number of restricted shares and shares subject to the option, as well as the option exercise price, were subsequently adjusted pursuant to the stock dividend distributed on August 15, 2005. See “Description of Capital Stock.” Upon a “change in control” (as defined in Mr. Holden’s nonqualified stock option agreement, incentive stock option agreement and restricted stock award agreement), all of his options will immediately become fully vested and the restrictions on his restricted shares will fully lapse.
          If Mr. Holden’s employment is terminated due to death, disability or without cause, or if Mr. Holden terminates his employment with us for good reason, all of his options will immediately become fully vested and exercisable and the restrictions on his restricted shares will fully lapse. If Mr. Holden is terminated for cause or if Mr. Holden terminates his employment with us without good reason, he will forfeit all rights and interests to any unvested restricted stock or options. Mr. Holden will have 12 months to exercise his vested options after his employment is terminated other than (i) for cause or (ii) if he terminates his employment with us without good reason. If his employment is terminated for cause, Mr. Holden will have one day following termination to exercise his vested stock options. If he terminates his employment with us without good reason, Mr. Holden will have sixty days following such termination to exercise his vested stock options.

W. Norbert Whitlock
          We entered into a Termination Benefits Agreement with W. Norbert Whitlock, the Senior Vice President and Chief Operating Officer of ACL, which was amended and supplemented on April 30, 2004. The contract currently has a term ending December 31, 2006. The contract provides that Mr. Whitlock will receive his benefits under the salary continuation plan described above (i) upon termination without cause directly resulting from a “change in control” (as defined in the contract), provided such termination occurs no later than nine months following the change in control; (ii) upon voluntary resignation by Mr. Whitlock after a change in control in specified circumstances; or (iii) upon his retirement if he is employed through December 31, 2006. In addition, the contract requires Mr. Whitlock to maintain the confidentiality of our proprietary information, to refrain from soliciting employees from us during his employment and for a period of one year after termination and to refrain from inducing our independent contractors, subcontractors, consultants, vendors or suppliers from canceling, withdrawing or limiting their business with us during his employment and for a period of two years after termination.
          The First Amendment and Supplement to the Termination Benefits Agreement provides for an annual base salary of $235,000, which is subject to our periodic review, and a bonus of up to 100% of Mr. Whitlock’s base salary in 2004 if specified consolidated adjusted EBITDA financial targets were met. On January 18, 2005, the ACL board of directors approved the Second Amendment and Supplement to the Termination Benefits Agreement to provide for an annual base salary of $300,000 in 2005, which is subject to our periodic review, and a bonus of up to 100% of Mr. Whitlock’s base salary.
          On January 18, 2005, Mr. Whitlock received 28,038 restricted shares of ACL common stock. The restrictions on the restricted shares lapse on a pro rata basis over a period of three years from the date of grant. Future awards of restricted stock, if any, may be subject to performance-based vesting requirements. In addition, on January 18, 2005, Mr. Whitlock received options to purchase 28,038 shares of ACL common stock, with an exercise price per share of $16.65. The options vest on a pro rata basis over a period of three years from the date of grant, and the term of the options is ten years following the date of grant. The number of restricted shares and shares subject to the option, as well as the option exercise price, were subsequently adjusted pursuant to the stock dividend distributed on August 15, 2005. See “Description of Capital Stock.” Upon a “change in control” (as defined in Mr. Whitlock’s nonqualified stock option agreement, incentive stock option agreement and restricted stock award agreement), all of his options will immediately become fully vested and the restrictions on his restricted shares will fully lapse.
          On May 25, 2005, Mr. Whitlock’s nonqualified stock option agreement, incentive stock option agreement and restricted stock award agreement were amended to provide that if Mr. Whitlock’s employment is terminated due to death or disability, or without cause, or if Mr. Whitlock terminates his employment with us for good reason, all of his options will immediately become fully vested and exercisable and the restrictions on his restricted shares will fully lapse. If Mr. Whitlock’s employment is terminated for cause or if Mr. Whitlock terminates his employment with us without good reason, he will forfeit all rights and interests to any unvested restricted stock or options. Mr. Whitlock will have 90 days to exercise his vested options after his employment is terminated other than (i) for cause, (ii) upon his death, disability or retirement or (iii) if he terminates his employment with us without good reason. If his employment is terminated for cause, Mr. Whitlock will have one day following termination to exercise his vested stock options. If his employment is terminated due to death, disability or retirement, his vested options will be exercisable for a period of twelve months. Lastly, if he terminates his employment with us without good reason, Mr. Whitlock will have sixty days following such termination to exercise his vested stock options.

Christopher A. Black
          On February 22, 2005, we entered into an employment agreement with Christopher A. Black, Senior Vice President and Chief Financial Officer of ACL. The initial term of the contract expires on February 22, 2008, but is subject to one-year renewals at our written election. The contract requires Mr. Black to maintain the confidentiality of our proprietary information during his employment and for a period of five years after termination, and to refrain from competing with and soliciting employees and customers from us during his employment and for a period of 18 months after termination. The contract provides for a minimum annual base salary of $275,000, which is subject to our annual review. Mr. Black also will be eligible for a cash bonus with a target of 65% of his base salary, as determined by our compensation committee and dependent upon the achievement of performance targets mutually agreed to by Mr. Black and the compensation committee. Mr. Black will be permitted to participate in any benefit plans that are generally available to our senior management. In addition, in accordance with our relocation policy, we agreed to reimburse Mr. Black for customary and reasonable relocation expenses that he and his family incurred in moving their residence to the Jeffersonville, Indiana area. As an exception to our relocation policy, we allowed an extension of time for temporary housing through June 4, 2005.
          Under the contract, if Mr. Black’s employment is terminated without “cause” (as defined in the contract), or if Mr. Black terminates his employment with us for “good reason” (as defined in the contract), Mr. Black shall receive a cash payment payable over a period of 12 months in equal pro rata amounts calculated as follows: the sum of (i) his base salary in effect on the day of termination and (ii) his average annual bonus, which equals either the average bonus paid to him in the prior two calendar years or, if no bonus was paid in either of the prior two calendar years, 65% of his base salary. If the termination of Mr. Black’s employment occurs after a “change in control” (as defined in the contract), Mr. Black shall receive three times the sum of (i) his base salary in effect on the day of termination and

(ii) his average annual bonus, as described above. Upon a “change in control” (as defined in Mr. Black’s incentive stock option agreement and restricted stock award agreement), all of his options will immediately become fully vested and the restrictions on his restricted shares will fully lapse.
          Under the contract, Mr. Black is entitled to participate in the Equity Award Plan. Pursuant to the contract, on February 22, 2005, Mr. Black received 14,018 restricted shares of ACL common stock. The restrictions upon the restricted shares lapse on a pro rata basis over a period of three years from the date of grant. Future awards of restricted stock, if any, may be subject to performance-based vesting requirements. In addition, on February 22, 2005, Mr. Black received an option to purchase 14,018 shares of ACL common stock with an exercise price per share of $16.65. The option vests on a pro rata basis over a period of three years from the date of grant, and the term of the option is ten years following the date of grant. The number of restricted shares and shares subject to the option, as well as the option exercise price, were subsequently adjusted pursuant to the stock dividend distributed on August 15, 2005. See “Description of Capital Stock.”
          If Mr. Black’s employment is terminated due to death, disability or without cause, or if Mr. Black terminates his employment with us for good reason, all of his options will immediately become fully vested and exercisable and the restrictions on his restricted shares will fully lapse. If Mr. Black’s employment is terminated for cause or if Mr. Black terminates his employment with us without good reason, he will forfeit all rights and interests to any unvested restricted stock or options. Mr. Black will have 90 days to exercise his vested options after his employment is terminated other than (i) for cause, (ii) upon his death, disability or retirement or (iii) if he terminates his employment with us without good reason. If his employment is terminated for cause, Mr. Black will have one day following termination to exercise his vested stock options. If his employment is terminated due to death, disability or retirement, his vested stock options will be exercisable for a period of twelve months. Lastly, if he terminates his employment with us without good reason, Mr. Black will have sixty days following such termination to exercise his vested stock options.

Lisa L. Fleming
          On February 18, 2005, we entered into an employment agreement with Lisa L. Fleming, Senior Vice President, Law and Administration of ACL. The initial term of the contract expires on February 18, 2008, but is subject to one-year renewals at our written election. The contract requires Ms. Fleming to maintain the confidentiality of our proprietary information during her employment and for a period of five years after termination, to refrain from competing with us during her employment, and to refrain from soliciting employees and customers from us during her employment. The contract provides for a minimum annual base salary of $250,000, which is subject to our annual review. Ms. Fleming also will be eligible for a cash bonus with a target of 65% of her base salary, as determined by our compensation committee and dependent upon the achievement of performance targets mutually agreed to by Ms. Fleming and the compensation committee. Ms. Fleming will be permitted to participate in any benefit plans that are generally available to our senior management.
          Under the contract, if Ms. Fleming’s employment is terminated without “cause” (as defined in the contract), or if Ms. Fleming terminates her employment with us for “good reason” (as defined in the contract), Ms. Fleming shall receive a cash payment payable over a period of 12 months in equal pro rata amounts calculated as follows: the sum of (i) her base salary in effect on the day of termination and (ii) her average annual bonus, which equals either the average bonus paid to her in the prior two calendar years or, if no bonus was paid in either of the prior two calendar years, 65% of her base salary. If the termination of Ms. Fleming’s employment occurs after a “change in control” (as defined in the contract), Ms. Fleming shall receive three times the sum of (i) her base salary in effect on the day of termination and (ii) her average annual bonus, as described above. Upon a “change in control” (as defined in Ms. Fleming’s incentive stock option agreement and restricted stock award agreement), all of her options will immediately become fully vested and the restrictions on her restricted shares will fully lapse.

          Under the contract, Ms. Fleming is entitled to participate in the Equity Award Plan. Pursuant to the contract, on February 18, 2005, Ms. Fleming received 14,018 restricted shares of ACL common stock. The restrictions upon the restricted shares lapse on a pro rata basis over a period of three years from the date of grant. Future awards of restricted stock, if any, may be subject to performance-based vesting requirements. In addition, on February 18, 2005, Ms. Fleming received an option to purchase 14,018 shares of ACL common stock with an exercise price per share of $16.65. The option vests on a pro rata basis over a period of three years from the date of grant, and the term of the option is ten years following the date of grant. The number of restricted shares and shares subject to the option, as well as the option exercise price, were subsequently adjusted pursuant to the stock dividend distributed on August 15, 2005. See “Description of Capital Stock.”
          If Ms. Fleming’s employment is terminated due to death, disability or without cause, or if Ms. Fleming terminates her employment with us for good reason, all of her options will immediately become fully vested and exercisable and the restrictions on her restricted shares will fully lapse. If Ms. Fleming’s employment is terminated for cause or if Ms. Fleming terminates her employment with us without good reason, she will forfeit all rights and interests to any unvested restricted stock or options. Ms. Fleming will have 90 days to exercise her vested options after her employment is terminated other than (i) for cause, (ii) upon her death, disability or retirement or (iii) if she terminates her employment with us without good reason. If her employment is terminated for cause, Ms. Fleming will have one day following termination to exercise her vested stock options. If her employment is terminated due to death, disability or retirement, her vested stock options will be exercisable for a period of twelve months. Lastly, if she terminates her employment with us without good reason, Ms. Fleming will have sixty days following to exercise her vested stock options.
CONSULTING AGREEMENT
          On July 21, 2003, we entered into a Management Agreement with Marotta Gund Budd & Dzera, LLC, or MGBD, pursuant to which MGBD was engaged as our independent contractor through the effective date of the Plan of Reorganization, or January 11, 2005. Under the contract, we acquired the services of Philip J. Gund from MGBD for a monthly fee of $80,000, payable in advance, plus reasonable expenses paid in arrears. During the term of the contract, Mr. Gund served as our Chief Financial Officer and Restructuring Officer and assisted in the financial management of our business and the oversight of the bankruptcy process. We also retained the services of Brent L. Fletcher, an associate of MGBD, to assist Mr. Gund in his efforts. We paid Mr. Gund a success fee of $250,000, which was approved by our board of directors in March 2005. The contract has been extended on a month-to-month basis since our emergence from bankruptcy and continues only with respect to the services of Mr. Fletcher. Fees payable to MGBD are adjusted monthly; approximately $1.1 million has been paid to date in 2005. The contract requires Mr. Gund, MGBD and any other of its associates to maintain the confidentiality of any information developed by or received from us.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
          No member of the compensation committee of our board was, during 2004, an officer or employee of ACL or any of its subsidiaries, was formerly an officer of ACL or any of its subsidiaries or had any relationship requiring disclosure pursuant to applicable SEC rules or regulations. During 2004, none of our executive officers served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on our compensation committee, (ii) a director of another entity, one of whose executive officers served on our compensation committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as our director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          We have transactions with various related parties, primarily affiliated entities. We believe that the terms and conditions of those transactions are in the aggregate not materially more favorable or unfavorable to us than would be obtained on an arm’s-length basis among unaffiliated parties.
          We are party to a registration rights agreement with HY I pursuant to which we agreed to register under the Securities Act the resale of the shares of our common stock owned by HY I. HY I has informed us that it intends to assign its rights and obligations under this agreement to GVI Holdings and certain of its affiliates in connection with the distribution of its current holdings of our common stock to all of its members, including its affiliate, GVI Holdings. See “Principal and Selling Stockholders” and “Shares Eligible for Future Sale — Registration Rights.”
          Prior to October 6, 2004, we owned 50% of the ownership interests of GMS. We recorded terminal service expense with GMS of $0.7 million for 2004; $1.3 million for 2003; $0.6 million for the seven months ended December 27, 2002; and $0.3 million for the five months ended May 28, 2002. On October 6, 2004, we sold our 50% ownership interest in GMS to Mid-South Terminal Company, L.P. for $14.0 million in cash.
          Prior to April 22, 2004, we owned 50% of the ownership interest of UABL, the operating company serving the Paraná/ Paraguay River Systems. We recorded vessel charter revenue from UABL of $3.1 million for 2004; $10.1 million for 2003; $5.9 million for the seven months ended December 27, 2002; and $4.5 million for the five months ended May 28, 2002. We also recorded administrative fee expenses to UABL of $2.3 million for 2004; $7.3 million for 2003; $4.3 million for the seven months ended December 27, 2002; and $3.2 million for the five months ended May 28, 2002. We also sold used barges to UABL for $0.5 million in 2003. Vessel charter rates were established at fair market value based upon similar transactions. As of June 30, 2005 we had no outstanding accounts receivable or liabilities with UABL. On April 22, 2004, we sold our interest in UABL to Ultrapetrol (Bahamas) Limited and other assets for a purchase price of $24.1 million, plus the return to our subsidiary ACBL Hidrovías Ltd. of 2,000 previously issued shares of ACBL Hidrovías and the assumption of certain liabilities.
          We have approximately a 46.1% ownership interest in GMS Venezuela C.A. We recorded $1.5 million in revenue from the sale of terminal services to GMS Venezuela in 2002. We had no revenue from sales of terminal services to GMS Venezuela in 2003 or 2004. As of June 30, 2005, we had $3.3 million in accounts receivable from loans and advances to GMS Venezuela. We also guarantee a loan to GMS Venezuela from the International Finance Corporation that had an outstanding balance of $1.1 million as of June 30, 2005.
          In 2001, we and Vectura Group (an entity affiliated with Citigroup Venture Capital Equity Partners and the predecessor-in-interest to DHC) each purchased a 50% interest in Vessel Leasing LLC. After May 28, 2002, as a result of the Danielson Recapitalization, Vessel Leasing was fully consolidated for financial reporting purposes. Before the consolidation, we, through Jeffboat, sold new barges for $47.8 million to Vessel Leasing in 2001. We recorded $3.9 million in capital leases with Vessel Leasing in 2001. The remaining barges were leased by Vessel Leasing to an ACL LLC subsidiary through operating leases which resulted in vessel charter expense of $1.8 million for the five months ended May 28, 2002. Vessel charter rates and sale prices for barges are established at fair market value based upon similar transactions. On January 12, 2005, we purchased the other 50% ownership interest in Vessel Leasing from DHC for $2.5 million.
          Benjamin Huber, the son of Richard Huber (a director of ACL and our former Interim Chief Executive Officer), has been employed by us since 2002. We paid Benjamin Huber the following in compensation in the years indicated: in 2004, $123,809 (salary) and $12,303 (bonus); in 2003, $115,008 (salary), $11,499 (bonus) and $8,040 (vehicle allowance); and in 2002, $47,917 (salary), $61,192 (relocation expenses) and $3,350 (vehicle allowance). Prior to 2002, he was contracted as a consultant in Brazil.

          On July 24, 2002, the board of directors of DHC amended DHC’s 1995 Stock and Incentive Plan and granted stock options to our management for 1,560,000 shares of DHC common stock. The options have an exercise price of $5.00 per share and expire ten years from the date of grant. One half of the options vested over a four-year period in equal annual installments and one half of the options vested over a four-year period in equal annual installments contingent upon our financial performance. The outstanding options accelerated and became fully vested on January 11, 2005 as a result of our change in ownership. We accounted for the stock options under the intrinsic value method based on Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation.” Because the market price of DHC common stock was lower than the exercise price of the options at the date of grant and the financial performance targets have not been met, no expense has been recognized in the accompanying consolidated financial statements.
          On May 29, 2002, DHC issued 339,040 shares of restricted DHC common stock to our management. These restricted shares were valued at fair value at the date of issuance and vested with respect to one third of the shares in equal annual installments over a three-year period. The full value of these shares was recorded as other capital with an offset to unearned compensation in stockholders’ equity. As employees rendered service over the vesting period, compensation expense was recorded and unearned compensation was reduced. As of December 31, 2004, two-thirds of the shares had vested for individuals still employed by us. The remaining unvested shares were cancelled on January 11, 2005.

PRINCIPAL AND SELLING STOCKHOLDERS
          The following table sets forth, as of August 19, 2005, information with respect to the beneficial ownership of our common shares by:

•	each person known to us to beneficially own more than 5% of our issued and outstanding common shares;

•	GVI Holdings, the selling stockholder;

•	each director of ACL and each executive officer; and

•	all directors and executive officers as a group.

          Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment interest with respect to the securities.
          Percentage of beneficial ownership is based on common shares issued and outstanding as of August 19, 2005 and common shares to be issued and outstanding after the offering assuming no exercise of the underwriters’ over-allotment option. The following table gives effect to the stock dividend declared by our board of directors on July 19, 2005. See “Description of Capital Stock.”
          Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the common shares beneficially owned by the stockholder and has the same address: c/o American Commercial Lines Inc., 1701 East Market Street, Jeffersonville, Indiana 47130.

	Number of			Number of		Percentage of Shares
	Shares		Number of	Shares		Outstanding
	Beneficially		Shares to be	Beneficially
	Owned Before		Sold in	Owned After		Before	After
Name and Address of Beneficial Owner	the Offering		the Offering	the Offering		Offering	Offering

Five Percent Stockholders:
HY I Investments, L.L.C.	7,449,780	(1)				31.8%		%
2 North Riverside Plaza, Suite 600 Chicago, Illinois 60606
Trafelet & Company, LLC	1,191,600	(2)	—	—		5.1%		%
Remy W. Trafelet 900 Third Avenue 5th Floor New York, New York 10022
Selling Stockholder:
GVI Holdings, Inc.		(1)(3)				%		%
2 North Riverside Plaza, Suite 600 Chicago, Illinois 60606
Directors and Named Executive Officers:
Clayton K. Yeutter	54,000	(7)	—	54,000	(7)	*		*
Eugene I. Davis	36,000	(4)	—	36,000	(4)	*		*
Richard L. Huber	260,304	(8)	—	260,304	(8)	1.1%		*
Nils E. Larsen	36,000	(6)	—	36,000	(6)	*		*
Emanuel L. Rouvelas	36,000	(4)	—	36,000	(4)	*		*
R. Christopher Weber	36,000	(4)	—	36,000	(4)	*		*
Mark R. Holden	224,304	(5)	—	224,304	(5)	1.0%		*
W. Norbert Whitlock	112,152	(9)	—	112,152	(9)	*		*
Lisa L. Fleming	56,072	(10)	—	56,072	(10)	*		*
Martin K. Pepper	—		—	—		—	—
Paul F. Brotzge	—	(11)	—	—	(11)	—	—
All Current Directors and Executive Officers as a Group (17 persons)	1,019,048	(12)	—	1,019,048	(12)	4.3%		%
footnotes on following page

*	Indicates less than 1% beneficial ownership.

(1)	Represents shares of common stock held by HY I as of August 19, 2005, without regard to the additional shares of common stock which may be distributed to HY I pursuant to the Plan of Reorganization. Includes 279,836 shares subject to a warrant granted to HY I as a former holder of our PIK Notes. See “Description of Capital Stock.” Does not include shares held by affiliates of HY I.

HY I has informed us that it is principally beneficially owned indirectly by trusts established for the benefit of Samuel Zell and members of his family.

HY I has informed us that, immediately prior to the execution of the underwriting agreement related to this offering, it intends to distribute its current holdings of 7,169,944 shares of our common stock to its members, including GVI Holdings, which is the selling stockholder. We have been informed that the warrant representing 279,836 shares of our common stock granted to HY I as a former holder of our PIK Notes will not be distributed to its members in such distribution.

(2)	Based on a Schedule 13G, dated March 31, 2005, filed by Trafelet & Company, LLC and Remy W. Trafelet, the managing member of Trafelet & Company, LLC. According to this Schedule 13G, Trafelet & Company, LLC and Remy W. Trafelet share voting and dispositive power with respect to these shares. Each of Trafelet & Company, LLC and Remy W. Trafelet disclaims beneficial ownership in these shares except to the extent of its pecuniary interest therein.

(3)	We have been informed by HY I that, immediately prior to the execution of the underwriting agreement related to this offering, it intends to distribute its current holdings of 7,169,944 shares of our common stock to its members, including 5,322,278 shares to GVI Holdings, which is the selling stockholder. The 5,322,278 shares to be distributed to GVI Holdings do not include 279,836 shares subject to a warrant granted to HY I as a former holder of our PIK Notes, which we have been informed will not be distributed by HY I. The 5,322,278 shares to be distributed to GVI Holdings also do not include (i) 54,891 shares of common stock, which we have been informed will be held by Great American Management and Investment, Inc., an affiliate of HY I, GVI Holdings and Samuel Zell; (ii) 1,434,760 shares of common stock, which we have been informed will be held by SZ Investments, L.L.C., an affiliate of HY I, GVI Holdings and Samuel Zell; and (iii) 116,872 shares of common stock, which we have been informed will be held by Samuel Zell, in each case after the distribution of shares by HY I to its members immediately prior to the execution of the underwriting agreement related to this offering.

GVI Holdings has informed us that it is a member of HY I and a member and principal owner of EGI-Managing Member (01), L.L.C., which also is a member of HY I. GVI Holdings has also informed us that it is principally beneficially owned indirectly by trusts established for the benefit of Samuel Zell and members of his family. GVI Holdings disclaims beneficial ownership of the shares held by its affiliates.

(4)	Represents 4,000 shares of common stock as to which the owner has voting but not dispositive power and 32,000 shares subject to stock options which are currently exercisable.

(5)	Represents shares of common stock as to which the owner has voting but not dispositive power. Does not include 224,304 shares (or approximately 1% of the fully diluted shares) subject to stock options which are not exercisable within 60 days of August 19, 2005.

(6)	Represents (i) 4,000 shares of common stock as to which the owner has voting but not dispositive power and (ii) 32,000 shares subject to stock options which are currently exercisable. We have been informed by HY I that Mr. Larsen will receive 12,991 shares of common stock in connection with the distribution by HY I of its current holdings of our common stock immediately prior to the execution of the underwriting agreement related to this offering. Does not include the shares beneficially owned by HY I, GVI Holdings or any of their affiliates. Mr. Larsen is a managing director of Equity Group Investments, L.L.C., which we have been informed manages the investments of HY I and GVI Holdings. Mr. Larsen disclaims beneficial ownership of such shares.

(7)	Represents 6,000 shares of common stock as to which the owner has voting but not dispositive power and 48,000 shares subject to stock options which are currently exercisable.

(8)	Includes 4,000 shares of common stock as to which the owner has voting but not dispositive power and 32,000 shares of common stock subject to stock options which are currently exercisable. Does not include 224,304 shares (or approximately 1% of the fully diluted shares) subject to stock options which are not exercisable within 60 days of August 19, 2005.

(9)	Represents shares of common stock as to which the owner has voting but not dispositive power. Does not include 112,152 shares subject to stock options which are not exercisable within 60 days of August 19, 2005.

(10)	Represents shares of common stock as to which the owner has voting but not dispositive power. Does not include 56,072 shares subject to stock options which are not exercisable within 60 days of August 19, 2005.

(11)	Does not include 28,036 shares subject to stock options which are not exercisable within 60 days of August 19, 2005.

(12)	Includes 586,744 shares of common stock as to which the owner has voting but not dispositive power and 208,000 shares subject to stock options which are currently exercisable. Does not include 897,192 shares (or approximately 4% of the fully diluted shares) subject to stock options which are not exercisable within 60 days of August 19, 2005.

DESCRIPTION OF CAPITAL STOCK
          Our authorized capital stock consists of 125,000,000 shares of our common stock, $0.01 par value, and 5,000,000 shares of our preferred stock, no par value. As of August 19, 2005, there were 23,241,716 shares of common stock outstanding and no preferred shares were outstanding. Of the outstanding shares of common stock, 1,909,883 shares are held by Commercial Barge Line Company in a reserve for unsecured claims pursuant to the Plan of Reorganization. Distributions are made from this reserve as our pre-bankruptcy unsecured creditors settle their claims.
          On July 19, 2005, our board of directors declared a stock dividend with respect to our common stock. Record holders of our common stock as of the close of business on August 1, 2005 were entitled to three additional shares of common stock for each share of common stock held at that time. The new shares were distributed on August 15, 2005.
          Prior to this offering, there has not been an established public trading market for our common stock. Trading in our common stock has occurred from time to time on the “pink sheets”; however, we believe it may be difficult for you to dispose of or to obtain accurate information as to the market value of shares of our common stock utilizing such trading. See “Current Trading of ACL Common Stock.”
          The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
          The holders of our common stock are entitled to one vote for each share held of record on all matters as to which stockholders have the right to vote. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably only those dividends as may be declared by our board of directors out of funds legally available therefor, as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive pro rata all of our remaining assets available for distribution. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
          Our board of directors has the authority, without further action by the stockholders, to issue our preferred stock in one or more series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of this series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring or preventing a change in our control. We have no present plan to issue any shares of our preferred stock.
Equity Award Plan and Stock Incentive Plan
          As of August 19, 2005, we had 811,048 outstanding shares of restricted stock; outstanding options under the Equity Award Plan to purchase 1,021,084 shares of our common stock, with a weighted average exercise price of $4.1625 per share; and outstanding options under the Stock Incentive Plan to purchase 84,108 shares of our common stock, with a weighted average exercise price of $4.50 per share. In addition, as of August 19, 2005, we had 42,644 additional shares of common stock reserved and available for grant under the Equity Award Plan, and 1,299,820 additional shares of common stock reserved and available for grant under the Stock Incentive Plan.
Warrants
          Of the outstanding shares of our common stock at August 19, 2005, 672,920 shares were subject to warrants granted by certain of the holders of the 2008 Senior Notes to holders of the PIK Notes, in satisfaction and retirement of their claims and 672,920 shares were subject to a warrant by certain former holders of the 2008 Senior Notes granted to DHC, our former parent corporation. The holders may exercise their warrants at any time and from time to time until their expiration on the earlier to occur of January 12, 2009 or the merger of ACL in which ACL is not the surviving corporation or the sale of all or substantially all of ACL’s assets. The shares of common stock covered by the warrants are considered issued and outstanding and owned by certain of the former holders of the 2008 Senior Notes, but are held by Commercial Barge Line Company as disbursing agent under the warrants until the warrants (i) are exercised, in which case the cash proceeds therefrom will be distributed to such noteholders, or (ii) expire, in which case the underlying shares of common stock will be released to such noteholders.
Foreign Ownership
          In order for us to be permitted to operate our vessels in markets in which the marine trade is subject to the Jones Act, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Jones Act, the Shipping Act, 1916, as amended, and the regulations promulgated thereunder. Under these statutes and regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in the U.S. coastwise trade:

•	we must be incorporated under the laws of the United States or any state thereof;

•	at least 75% of the ownership and voting power of the shares of our capital stock and each class thereof must be owned and controlled by U.S. citizens (within the meaning of the statutes and regulations referred to above), free from any trust or fiduciary obligations in favor of, or any agreement, arrangement or understanding pursuant to which voting power or control may be exercised directly or indirectly by, non-U.S. citizens, as defined in the statutes and regulations referred to above; and

•	our chief executive officer, by whatever title, the chairman of our board of directors and all persons authorized to act in the absence or disability of such persons must be U.S. citizens, and not more than a minority of the number of our directors necessary to constitute a quorum of our board of directors are permitted to be non-U.S. citizens.
          In order to protect our ability to register our vessels under federal law and operate our vessels in markets in which the marine trade is subject to the Jones Act, our certificate of incorporation limits the alien status of certain officers and directors consistent with the restrictions set forth above and limits the ownership and control of any class of shares of our capital stock by non-U.S. citizens to a percentage equal to not more than 24.99%. We refer in this prospectus to such percentage limitation on foreign ownership as the “permitted percentage.”
          Our certificate of incorporation provides that, if at any time shares held of record or owned beneficially by non-U.S. citizens exceed the permitted percentage with respect to our capital stock or any class thereof, effective as of and simultaneously with the date and time such excess first exists, such shares shall not be entitled to vote, or be deemed to be outstanding for the purpose of determining the vote required, with respect to any matter submitted to our stockholders. Such suspension of voting rights shall occur automatically upon the existence of such excess without the requirement of any action on our part or on the part of the stockholders. With respect to any shares in excess of the permitted percentage, when such shares are either no longer held of record or beneficially owned by non-U.S. citizens, or the permitted percentage is otherwise no longer exceeded, such shares shall be entitled to vote, and be deemed outstanding for the purpose of determining the vote required, with respect to any matter submitted to our stockholders. Such reinstatement shall occur automatically upon such occurrence without the requirement of any further action on our part or on the part of our stockholders.
          Our certificate of incorporation also provides that we may, by action of our board of directors, redeem such shares in excess of the permitted percentage at any time out of funds lawfully available therefor subject to certain terms and conditions as specified in our certificate of incorporation. The purchase price for redemption of such excess shares will be based on the average trading price of such shares for the twenty consecutive trading days immediately preceding the date the redemption notice is sent, if such trading price is available, or the good faith determination of our board of directors, but need not exceed the purchase price paid by the holder of excess shares for such shares if the redemption occurs within 120 days of such holder’s purchase of the shares. We may pay the redemption price in cash or pursuant to an interest-bearing redemption note with a maturity not to exceed ten years, as determined by our board of directors in its sole discretion. Our board also has broad discretion to determine the other terms and conditions of the promissory note, including whether accrued interest will be paid prior to maturity and, if so, the frequency of such interest payments. We may exercise this redemption option with respect to any excess shares prior to each record date set in connection with a dividend or distribution, if any, with the result that the holders of such excess shares will not be entitled to receive or accrue dividends or distributions with respect thereto, and we may exercise such redemption option at such other times as we deem desirable.
          We may, but are not required to, issue a replacement stock certificate identifying shares held of record or owned beneficially by non-U.S. citizens as shares in excess of the permitted percentage. In the absence of such replacement stock certificate, however, the existing stock certificate at the time such shares exceeded the permitted percentage shall continue to represent such shares for all purposes.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws
          Certain provisions of our certificate of incorporation and bylaws, as summarized below, and applicable provisions of the Delaware General Corporation Law (the “DGCL”) may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
          Election and Removal of Directors. Directors are elected at annual or special meetings of stockholders by a plurality of the votes cast, and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Directors may be removed at any time, with or without cause, but only by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote generally in the election of directors cast at a meeting of stockholders called for that purpose.
          Size of Board and Vacancies. Our bylaws provide that the number of directors on our board of directors will be fixed from time to time exclusively by our board of directors pursuant to a resolution adopted by the majority of the total number of authorized directors whether or not there exist any vacancies. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause shall

(unless otherwise required by law or by resolution of the board of directors) be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders).
          Stockholder Meetings. Our bylaws provide that a special meeting of our stockholders may be called only by our board of directors or our president.
          Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.
          Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.
Section 203 of the DGCL
          We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
          Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
Indemnification and Limitation of Director and Officer Liability
          Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of these actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
          Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our director or officer or is or was serving at our request as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of the proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred or suffered by the person in connection therewith. Our bylaws also provide that we will pay the expenses incurred in defending any proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaws, agreement, vote of stockholders or directors or otherwise. Any amendment, alteration or repeal of these provisions that adversely affects any right of an indemnitee or its successors will be prospective only and will not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Our bylaws also specifically require us to maintain insurance and allow us, to the extent authorized from time to time by our board of directors, to grant similar indemnification rights to our employees or agents.
          Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.
          Any repeal or modification of this provision will not adversely affect any right or protection of our directors existing at the time of such repeal or modification.
          We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act. We also intend to enter into indemnity agreements with our directors and our officers providing for the indemnification described above.
          These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

          The underwriting agreement also provides for indemnification by the underwriters of our officers and directors for specified liabilities under the Securities Act.
          At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.
Listing
          We have applied to list our shares of common stock on the Nasdaq National Market under the symbol “ACLI.”
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Their address is 59 Maiden Lane, New York, NY 10038 and their telephone number is (718) 921-8124.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND SECURITY ARRANGEMENTS
          The following information regarding certain of our indebtedness is a summary. It does not purport to be complete and is qualified in its entirety by reference to the documents governing such debt, including the definitions of certain terms therein.
2015 Senior Notes
          On February 11, 2005, ACL LLC and ACL Finance Corp. issued $200 million aggregate principal amount of 9 1/2% senior notes due 2015, which we refer to as the 2015 Senior Notes. The 2015 Senior Notes are the general, unsecured senior obligations of ACL LLC and ACL Finance Corp. and rank equally in right of payment with all of their existing and future unsecured senior indebtedness and senior in right of payment to any of their future subordinated indebtedness. The 2015 Senior Notes are unconditionally guaranteed by American Barge Line Company and certain of its existing and future domestic subsidiaries. The guarantee of each guarantor is an unsecured senior obligation of that guarantor. The 2015 Senior Notes are not guaranteed by ACL or any of its future direct or indirect subsidiaries that are not also direct or indirect subsidiaries of American Barge Line Company.
          The indenture governing the 2015 Senior Notes contains covenants limiting the ability of ACL LLC, ACL Finance Corp. and the guarantors of the 2015 Senior Notes to, among other things, incur or guarantee additional indebtedness, pay dividends, redeem capital stock or make distributions or certain other restricted payments, make certain investments, create liens on their assets to secure debt, enter into sale and leaseback transactions, enter into transactions with affiliates, merge, consolidate or transfer substantially all or their assets, sell, lease or otherwise dispose of all or substantially all of their assets, and enter into new lines of business. If a change of control occurs, ACL LLC and ACL Finance Corp. will be required to make an offer to purchase the outstanding 2015 Senior Notes at 101% of the principal amount, together with accrued and unpaid interest and liquidated damages, if any, to the date of purchase.
Asset Based Revolver
          On January 13, 2005, we entered into a $35 million asset based revolving credit facility with Bank of America and UBS Loan Finance LLC. Simultaneously with the issuance of the 2015 Senior Notes, we amended and restated our $35.0 million asset based revolving credit facility to provide for borrowings to ACL LLC, American Commercial Barge Line LLC, ACT, Houston Fleet LLC, Jeffboat and LDC (each individually a “Borrower” and, collectively, the “Borrowers”) in an amount of up to $250 million. Banc of America Securities LLC and UBS Securities LLC serve as co-lead arrangers for the asset based revolver and Bank of America, N.A. serves as administrative agent and collateral agent.
          Under the asset based revolver, up to $35 million is available for the issuance of letters of credit on behalf of one or more of the Borrowers. The maximum amount available for drawing under the asset based revolver is the lesser of $250 million and the Borrowing Base (as defined below), less undrawn amounts under outstanding letters of credit, if any, issued under the facility from time to time.
          The “Borrowing Base” under the asset based revolver is an amount equal to the lower of:

•	$250 million; and

•	a formula based upon percentages of the values of eligible accounts receivable, eligible inventory (subject to a sublimit) and eligible vessels, less certain reserves established by the administrative agent.
          Borrowings under the asset based revolver were used to repay amounts outstanding and accrued interest on our senior secured term loan and junior secured term loan and certain fees and expenses. Additional borrowings under the asset based revolver may be used to issue standby and commercial letters of credit and to finance ongoing working capital needs and other general corporate purposes.
          The indebtedness under the asset based revolver is guaranteed by ACL, ACBL Liquid Sales LLC, ACL Finance Corp., American Barge Line Company, American Commercial Lines International LLC,

American Commercial Logistics LLC, American Commercial Terminals-Memphis LLC, Commercial Barge Line Company, Orinoco TASA LLC and Orinoco TASV LLC (each individually a “guarantor” and, collectively, the “guarantors”). The asset based revolver, the guarantees of the guarantors, and certain depository and cash management arrangements, hedging arrangements and foreign exchange arrangements with the agents or lenders, are secured by first-priority security interests in, subject to certain exceptions, substantially all of the assets of the Borrowers and of each guarantor.
          The asset based revolver has a maturity of five years. The outstanding loans are required to be repaid with the net proceeds from sales of significant assets outside the ordinary course of business, or, subject to certain exceptions, from equity issuances. The asset based revolver may be repaid, in whole or in part, at any time without premium or penalty except for certain make-whole payments on LIBOR-based loans.
          In connection with the asset based revolver, the Borrowers were required to pay arrangement fees, administrative fees, commitment fees, letter of credit issuance and administration fees and certain expenses, and to provide certain indemnities.
          Borrowings under the asset based revolver bear interest at LIBOR plus a margin (2.25% as of June 30, 2005) based on the amount of unused availability under the facility. We anticipate that, from and after January 1, 2006, the LIBOR and base rate margins will vary between 2.0% and 2.5% and 0.5% and 1.0%, respectively, based on average unused availability under the asset based revolver for the preceding quarter. During the continuance of an event of default, at the administrative agent’s or majority lenders’ option, the interest rate may be increased by 2.0% above the interest rate otherwise in effect.
          The asset based revolver contains negative covenants, including, but not limited to, limitations on affiliate transactions, incurrence of indebtedness, liens, acquisitions, investments, loans and advances, mergers, consolidations and asset sales and distributions, dividends to equityholders, changes in lines of business and voluntary prepayments of other indebtedness, including the 2015 Senior Notes.
          The asset based revolver also contains financial covenants including minimum consolidated EBITDA, a maximum senior secured debt to EBITDA ratio and a ratio of adjusted EBITDA to fixed charges, each as defined in the agreements governing the asset based revolver.
          The asset based revolver contains events of default including failure to pay principal, interest, fees or other amounts when due, any representation or warranty shown to have been materially false when made or deemed made, failure to comply with covenants and other terms of the revolving credit facility, cross-defaults to other indebtedness, bankruptcy, insolvency, various ERISA violations, the occurrence of material judgments, any occurrence resulting in a material adverse effect, changes in control and the actual or asserted invalidity of security documents.
          We are in discussions with the lenders under the asset based revolver to amend its terms to, among other things, provide us with more flexibility with respect to applicable covenants and other terms. There is no assurance that these discussions will result in such amendment.
Maritime Lien Notes
          Pursuant to the Plan of Reorganization, we issued notes in respect of pre-petition payables incurred by us for the provision of “necessaries” to vessels owned by us. As of June 30, 2005, we had $5.3 million in aggregate principal amount of these notes outstanding. Maritime necessaries, when provided to a vessel, allow the holder of an unpaid claim to enforce a secured lien against any vessel to which necessaries were provided. Under the Plan of Reorganization, vendors who had the right to maritime liens for the provision of necessaries may elect to receive one of the following options in satisfaction of their claims: a five-year note in principal amount equal to the amount of their allowed claim; cash in the lesser amount of 50% of their allowed claim or their pro rata share of at least $3.0 million, depending on the number of claimants electing the cash option; or a combination of the cash option and the maritime lien note option. The maritime lien notes bear interest at the prime rate, payable quarterly in arrears, with the principal payable upon maturity of the maritime lien note. The maritime lien notes are secured by liens against one or more of our vessels or, in certain instances, by junior liens on all of our vessels. Maritime lien notes for additional allowed claims will be issued within 45 business days after the date of allowance.

We estimate that we will issue additional maritime lien notes in the principal amount of approximately $3.8 million.
Tort Lien Notes
          Pursuant to the Plan of Reorganization, we issued notes in respect of certain liens accrued against our vessels that were involved in marine accidents or incidents. As of June 30, 2005, we had $0.3 million in aggregate principal amount of these notes outstanding. General maritime law allows a claimant damaged during a maritime accident or incident resulting in personal injury, death or property damage to claim a secured lien against the vessel involved under certain circumstances. Under the Plan of Reorganization, claimants who had the right to tort liens are entitled to a five-year note for any amount of their claim not otherwise covered by insurance, with interest at the prime rate, payable quarterly in arrears, and principal payable upon maturity of the tort lien note. The tort lien notes are secured by liens arising under U.S. maritime law against one or more of our vessels. Tort lien notes for additional allowed claims will be issued within 45 business days after the date of allowance. We estimate that we will issue additional tort lien notes in the principal amount of approximately $0.1 million.
Bonds Guaranteed by MARAD
          As of June 30, 2005, our consolidated debt includes $32.5 million in outstanding principal of bonds guaranteed by MARAD that are obligations of Vessel Leasing LLC, our indirect, wholly owned subsidiary. The principal amount of the bonds guaranteed by MARAD is made up of three tranches each reaching maturity in 2016. Tranche A is in the amount of $14.7 million and pays interest of 6.14%. Tranche B is in the amount of $5.7 million and pays interest of 5.65%. Tranche C is in the amount of $12.1 million and pays interest at six-month LIBOR plus 40 basis points. The bonds guaranteed by MARAD are secured by a first priority security interest in 170 covered dry cargo barges and by $9.5 million in restricted cash (escrowed cash prepayment). Vessel Leasing has also pledged the charter payment obligations of American Commercial Barge Line LLC, which we have guaranteed. Each tranche requires semi-annual amortization of principal. In addition, with respect to the Tranche C Bonds, in the event that the yield-to-maturity of U.S. Treasury Notes due November 15, 2016 reaches 8.0% or higher or six-month LIBOR reaches 8.25% or higher, the Tranche C bonds are required to be redeemed at the earliest redemption date subsequent to such an event at a price equal to 100% of the outstanding principal amount of the Tranche C bonds plus any interest accrued through the date of redemption.
          On August 25, 2005, we provided written notice to MARAD and to the trustee of the bonds guaranteed by MARAD, pursuant to the terms of the bonds, that we will redeem these bonds on October 20, 2005. We intend to redeem $32.5 million in these bonds, and we estimate that we will pay a make whole premium of between $1.0 and $1.4 million, resulting in a loss on extinguishment of this debt of approximately $3.0 million in the fourth quarter of 2005.
Security Arrangements
          In connection with ACT’s coal contract with LaGen and Burlington Northern, ACT entered into security and option agreements under which NRG New Roads Holdings LLC (“New Roads”) was granted options to purchase, under the circumstances described below, our St. Louis, Missouri terminal, up to 200 of our barges, and two tugboats and three harbor barges. The options can be exercised only upon a “Trigger Event,” which is defined as both the occurrence of a material uncured default under the coal contract and the occurrence of a “Liquidation Event,” which is defined essentially as a chapter 7 filing under the Bankruptcy Code by ACL LLC, American Commercial Barge Line LLC or ACT.
          Upon the occurrence of a Trigger Event, New Roads would have the right to exercise its options to purchase the terminal, the barges and/or the tugboats and harbor barges, and would also be entitled to occupy or possess our owned and personal property at the terminal, as well as assume certain leases of real property at the terminal. ACT has executed a deed of trust in favor of New Roads and LaGen securing our performance of the agreements and any final judgment for damages arising from our breach of any of the agreements.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no established public trading market for our common stock. Although we have applied to list our common stock on the Nasdaq National Market, we cannot assure you that there will be an active public trading market for our common stock. Future sales of substantial amounts of common stock in the public trading market, or the perception that these sales may occur, could adversely affect the prevailing market price of the common stock. Upon the completion of this offering, we will have                    shares of our common stock outstanding not including, as of August 19, 2005:

•	1,021,084 shares of common stock issuable upon the exercise of outstanding options under the Equity Award Plan and individual option agreements with certain directors and executive officers, with a weighted average exercise price of $4.1625 per share;

•	84,108 shares of common stock issuable upon the exercise of outstanding options under the Stock Incentive Plan and individual option agreements with certain employees, with a weighted average exercise price of $4.50 per share;

•	42,644 additional shares of common stock reserved for future issuance pursuant to the Equity Award Plan; and

•	1,299,820 additional shares of common stock reserved for future issuance pursuant to the Stock Incentive Plan.

          All of the shares sold in this offering and shares currently outstanding that were issued in connection with our emergence from bankruptcy will be freely tradable without restriction or the requirement of further registration under the Securities Act unless they were acquired by our “affiliates,” as that term is defined in Rule 144 of the Securities Act. Shares issued in connection with our emergence from bankruptcy that were acquired by our affiliates may not be resold except pursuant to an applicable exemption from registration, including an exemption under Rule 144 or 144(k) under the Securities Act, which are summarized below. With respect to the sale under Rule 144 of shares acquired in connection with our emergence from bankruptcy, the holding period requirement described below is not applicable.
          The remaining shares of our common stock that are outstanding after the completion of this offering will be restricted shares under the terms of the Securities Act. Certain of these shares will be subject to lock-up agreements as described below.
          Under a registration rights agreement, described in “— Registration Rights,” we agreed to register under the Securities Act the resale of the shares owned by HY I. We have filed the registration statement of which this prospectus is a part to satisfy certain of our obligations under that registration rights agreement.
Sales of Restricted Securities
          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of (i) one percent of the number of shares of common stock then outstanding, which will equal approximately                    shares immediately after giving effect to this offering, and (ii) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. In addition, Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

          Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
          Rule 701 provides that the shares of common stock acquired pursuant to written compensation contracts established by the issuer for the participation of the officers, directors and employees of the issuer and its subsidiaries may be resold, to the extent not restricted by the terms of any applicable lock-up agreements or other contracts, by persons, other than affiliates of the issuer, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates of the issuer under Rule 144, without compliance with its one-year minimum holding period. As of June 30, 2005, a total of 202,762 shares of our common stock were outstanding that were subject to Rule 701, certain of which are subject to the contractual restrictions set forth in the restricted stock agreements under the Equity Award Plan and the Stock Incentive Plan, as described in “— Certain Contractual Restrictions on Sales of Restricted Securities.”
Lock-up Agreements
          In connection with this offering, we, our executive officers, directors and GVI Holdings have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, we and such persons will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell or contract to sell any common stock; sell any option or contract to purchase any common stock; purchase any option or contract to sell any common stock; otherwise dispose of or transfer any common stock; or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriting.”
Registration Rights
          On January 12, 2005, we and HY I entered into a registration rights agreement, which was subsequently amended on July 13, 2005. Under the registration rights agreement, as amended, we have granted HY I certain rights to register shares of our common stock owned by HY I for sale under the Securities Act. HY I may require that we register some or all of its shares at any time other than during the period in which HY I is subject to its lock-up agreement. See “— Lock-up Agreements.” HY I is entitled to make up to three demands for registration after this offering. We are obligated to pay all expenses in connection with the registration (other than the underwriting commissions or discounts and legal expenses of HY I). We are not required to effect any requested registration, however, until a period of 90 days has elapsed from the effective date of the most recent previous registration. In addition to the demand registration rights, HY I has the ability to exercise certain piggyback registration rights in connection with any registered offerings initiated by us.
          Under the registration rights agreement, as amended, we are required to file a shelf registration statement relating to the offer and sale of all of HY I’s shares, but not before the later of 30 days following HY I’s written request and the expiration of HY I’s lock-up period. We are required to use our reasonable efforts to keep the shelf registration statement continuously effective until all of HY I’s shares are sold or until HY I’s shares no longer constitute registrable shares pursuant to the terms of the agreement.
          HY I has informed us that it intends to assign its rights and obligations under the registration rights agreement to GVI Holdings and certain of its affiliates in connection with the distribution of its current holdings of our common stock to all of its members, including its affiliate, GVI Holdings. See “Principal and Selling Stockholders.”

Equity Award Plan and Stock Incentive Plan
          We intend to file a registration statement under the Securities Act after this offering to register up to 3,258,704 shares of our common stock issuable pursuant to awards granted under, or upon the exercise of options granted pursuant to, the Equity Award Plan and the Stock Incentive Plan (before giving effect to our stock dividend). The registration statement for such shares will become effective upon filing, and such shares will be eligible for sale in the public trading market immediately after the effective date of such registration statement, subject to any limitations under the plans and the individual grant agreements.
Certain Contractual Restrictions on Sales of Restricted Securities
          Restricted stock awards may be granted under the Equity Award Plan and the Stock Incentive Plan. The compensation committee has the authority to determine any forfeiture or vesting restrictions on a restricted stock award. During any restriction period set by the compensation committee, a holder of shares of restricted stock may not sell, assign, transfer, pledge or otherwise encumber the shares of restricted stock. The compensation committee may also impose a limit on the number of shares that a participant may receive in any 12-month period in the form of restricted stock awards. If a holder of shares of restricted stock ceases to be our employee, officer or director for any reason during the restriction period, all shares still subject to restriction must be forfeited by the participant.
          Certain directors, executive officers and members of management were granted restricted stock awards under the Equity Award Plan and the Stock Incentive Plan in connection with the execution of their employment agreements. The restrictions upon the restricted shares lapse on a pro rata basis over a period of three years from the date of grant. See “Management — Employment Agreements.”
Effects of Sales of Shares
          No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS
          The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State of the United States or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
          This discussion does not consider:

•	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	the tax consequences for the shareholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, certain former citizens or former long-term residents of the United States, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.
          The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences with respect to their particular circumstances.
Dividends
          As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

          We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.
          Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.
          In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income (or such successor forms as the IRS designates), respectively, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and their ability to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States.
          A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.
Gain on Disposition of Common Stock
          A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a non-U.S. holder owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

Federal Estate Tax
          Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Information Reporting and Backup Withholding Tax
          We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.
          Backup withholding will generally not apply to payments on common stock made to a non-U.S. holder if the holder has provided the required certification that it is not a U.S. person (by furnishing an IRS Form W-8BEN or other applicable form). However, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%) in lieu of the 30% withholding described above.
          The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.
          Each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to its particular circumstances.

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Banc of America Securities LLC
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Total
          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters and selling stockholder of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to ACL	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$
          The total expenses of the offering, not including the underwriting discount, are estimated at $                    and are payable by us.

Over-allotment Option
          The selling stockholder has granted an option to the underwriters to purchase up to                     additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Shares
          At our request, the underwriters have reserved for sale, at the public offering price, up to                     shares for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
          We, our executive officers, directors and HY I have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	otherwise dispose of or transfer any common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
          This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lock-up provision does not apply to reserved shares purchased by individuals who were not stockholders of ACL prior to this offering.
Listing on the Nasdaq National Market
          We have applied to list the shares on the Nasdaq National Market under the symbol “ACLI.” In order to meet the requirements for listing on that quotation system, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that quotation system.
          Before this offering, there has been no established public trading market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of our future revenue;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution
          A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make internet distributions on the same basis as other allocations.
Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
          Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, and Banc of America Securities LLC are lenders under our $250 million asset based revolver. In addition, UBS Securities LLC serves as syndication agent and an affiliate of Banc of America Securities LLC serves as administrative agent and collateral agent under the revolver. The terms of the asset based revolver and our obligations thereunder are described under “Description of Certain Indebtedness and Security Arrangements — Asset Based Revolver.”
          UBS Securities LLC, Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated served as initial purchasers in connection with the offering of our 2015 Senior Notes. The terms of the 2015 Senior Notes and our obligations thereunder are described under “Description of Certain Indebtedness and Security Arrangements — 2015 Senior Notes.”
          Banc of America Securities LLC owns approximately 988,000 shares of our common stock. The shares were acquired pursuant to our Plan of Reorganization, in connection with which we allocated shares of our common stock to our former senior noteholders and general unsecured creditors. See “Business — Bankruptcy Filing and Emergence.”
LEGAL MATTERS
          Sidley Austin Brown & Wood LLP, Chicago, Illinois, will pass upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP.
EXPERTS
          Our consolidated financial statements as of December 31, 2004 and December 26, 2003, and for the years ended December 31, 2004 and December 26, 2003 and for the five months ended May 28, 2002 and the seven months ended December 27, 2002 appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the SEC a registration statement on Form S-1 to register with the SEC with respect to the shares of common stock offered hereby. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information included in the registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in this prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or document.
          A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits thereto. You may also request a copy of these filings, at no cost, by contacting us at: American Commercial Lines Inc., 1701 East Market Street, Jeffersonville, Indiana 47130, Attention: Chief Financial Officer.
          As a result of this offering, ACL will become subject to the informational requirements of the Exchange Act and will file periodic reports, statements and other information with the SEC. All reports filed with the SEC will be available at the SEC’s public reference room and on the SEC’s website.
          We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

AMERICAN COMMERCIAL LINES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of June 30, 2005 (unaudited reorganized company), December 31, 2004 (reorganized company) and December 26, 2003 (predecessor company)	F-3
 Consolidated Statements of Operations for the six months ended June 30, 2005 (unaudited reorganized company), for the six months ended July 2, 2004 (unaudited predecessor company), for the years ended December 31, 2004 (predecessor company) and December 26, 2003 (predecessor company) and for the seven months ended December 27, 2002 and the five months ended May 28, 2002 (predecessor company)
F-4
 Consolidated Statements of Member’s (Deficit) Equity/ Stockholders’ Equity for the six months ended June 30, 2005 (unaudited reorganized company), the years ended December 31, 2004 (predecessor company) and December 26, 2003 (predecessor company) and for the seven months ended December 27, 2002 (predecessor company) and the five months ended May 28, 2002 (predecessor company)
F-5
 Consolidated Statements of Cash Flows for the six months ended June 30, 2005 (unaudited reorganized company), for the six months ended July 2, 2004 (unaudited predecessor company), for the years ended December 31, 2004 (predecessor company) and December 26, 2003 (predecessor company) and for the seven months ended December 27, 2002 and the five months ended May 28, 2002 (predecessor company)
F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of American Commercial Lines Inc.:
          We have audited the accompanying consolidated statements of financial position of American Commercial Lines Inc. as of December 31, 2004 (Reorganized Company) and December 26, 2003 (Predecessor Company), and the related consolidated statements of operations, cash flows and member’s (deficit) equity/stockholder’s equity for the years ended December 31, 2004 and December 26, 2003 (Predecessor Company) and for the five months ended May 28, 2002 (Predecessor Company) and seven months ended December 27, 2002 (Predecessor Company). Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
          We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Commercial Lines Inc. at December 31, 2004 and December 26, 2003, and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and December 26, 2003 and for the five months ended May 28, 2002 and seven months ended December 27, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
          As more fully described in Note 3 to the Consolidated Financial Statements, effective January 11, 2005, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan that was confirmed by the Bankruptcy Court on December 30, 2004. In accordance with the AICPA Statement of Position 90-7, the Company adopted “Fresh Start” accounting whereby its assets, liabilities, and new capital structure were adjusted to reflect estimated fair value at December 31, 2004. As a result, the consolidated statement of financial position as of December 31, 2004 reflects the Reorganized Company’s new basis of accounting and is not comparable to the Predecessor Company’s pre-reorganization consolidated financial statements.

/s/ Ernst & Young LLP
Louisville, Kentucky
March 15, 2005

AMERICAN COMMERCIAL LINES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Dollars in thousands, except per share amounts)

			Predecessor
	Reorganized Company		Company

	June 30,	December 31,	December 26,
	2005	2004	2003

	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$6,714	$46,645	$35,275
Cash, Restricted	9,452	9,182	7,754
Accounts Receivable, Net	83,312	73,905	74,204
Accounts Receivable — Related Parties	3,387	4,092	6,356
Materials and Supplies	62,444	46,357	33,090
Deferred Tax Asset — Current	5,986	3,916	—
Other Current Assets	17,056	21,589	15,539

Total Current Assets	188,351	205,686	172,218
PROPERTIES — Net	416,397	436,682	540,144
PENSION ASSETS	16,171	15,638	21,824
INVESTMENT IN EQUITY INVESTEES	4,591	4,396	57,862
DEFERRED TAX ASSET	18,867	17,791	—
OTHER ASSETS	15,216	5,275	20,148

Total Assets	$659,593	$685,468	$812,196

LIABILITIES

CURRENT LIABILITIES
Accounts Payable	$23,097	$25,461	$21,833
Accrued Payroll and Fringe Benefits	23,437	16,745	14,075
Deferred Revenue	15,030	13,760	8,180
Accrued Claims and Insurance Premiums	10,250	13,127	4,924
Accrued Interest	8,311	1,273	5,184
Current Portion of Long-Term Debt	2,887	2,887	84,996
Accrued Reorganization Claims and Fees	3,100	15,603	—
Other Liabilities	35,277	24,940	25,456
Other Liabilities — Related Parties	—	—	24
Liabilities Subject to Compromise	—	—	627,520

Total Current Liabilities	121,389	113,796	792,192
LONG-TERM DEBT	371,956	403,546	—
PENSION LIABILITY	23,818	22,120	21,516
DEFERRED TAX LIABILITY	24,853	26,787	—
OTHER LONG-TERM LIABILITIES	15,709	19,121	18,162

Total Liabilities	557,725	585,370	831,870

MEMBER’S (DEFICIT)/ STOCKHOLDERS’ EQUITY

Reorganized Company common stock; authorized 125,000,000 at par value $.01; 23,241,716 shares issued and outstanding	232	—	—
Predecessor Company Member’s Interest	—	—	85,025
Other Capital	106,351	100,098	1,021
Unearned Compensation	(4,420)	—	(289)
Retained Deficit	(295)	—	(87,577)
Accumulated Other Comprehensive Loss	—	—	(17,854)

Total Member’s (Deficit)/ Stockholders’ Equity	101,868	100,098	(19,674)

Total Liabilities and Member’s (Deficit)/ Stockholders’ Equity	$659,593	$685,468	$812,196

See Notes to Consolidated Financial Statements which are an integral part of these statements.

AMERICAN COMMERCIAL LINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Reorganized
	Company	Predecessor Company

	Six Months	Six Months	Fiscal Year	Fiscal Year	Seven Months	Five Months
	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	July 2,	December 31,	December 26,	December 27,	May 28,
	2005	2004	2004	2003	2002	2002

	(Unaudited)	(Unaudited)
REVENUE
Revenue	$328,963	$290,134	$628,647	$609,663	$420,013	$279,807
Revenue from Related Parties	345	3,186	3,651	10,408	8,034	4,998

	329,308	293,320	632,298	620,071	428,047	284,805
OPERATING EXPENSE
Materials, Supplies and Other	126,882	132,584	265,950	260,078	173,639	129,881
Restructuring Cost	—	—	—	—	565	13,493
Rent	10,615	12,212	23,768	36,608	29,525	22,797
Labor and Fringe Benefits	64,104	57,952	117,419	121,628	78,764	54,998
Fuel	56,177	40,534	89,843	83,427	49,348	30,434
Depreciation and Amortization	24,502	27,375	53,175	54,918	37,407	21,824
Taxes, Other Than Income Taxes	8,925	10,090	19,352	21,862	15,258	10,764
Selling, General & Administrative	25,959	19,474	37,432	41,470	29,548	19,459

Total Operating Expenses	317,164	300,221	606,939	619,991	414,054	303,650

OPERATING INCOME (LOSS)	12,144	(6,901)	25,359	80	13,993	(18,845)
OTHER EXPENSE (INCOME)
Interest Expense	17,754	19,448	39,023	41,514	35,944	25,712
Other, Net	(5,716)	(1,727)	(4,438)	(6,303)	3,307	372

	12,038	17,721	34,585	35,211	39,251	26,084

(LOSS) INCOME BEFORE REORGANIZATION ITEMS, FRESH START ADJUSTMENTS, INCOME TAXES AND EXTRAORDINARY ITEM	106	(24,622)	(9,226)	(35,131)	(25,258)	(44,929)
REORGANIZATION ITEMS	—	47,394	56,921	24,344	—	—
FRESH START ADJUSTMENTS	—	—	83,030	—	—	—

(LOSS) INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	106	(72,016)	(149,177)	(59,475)	(25,258)	(44,929)
INCOME TAXES (BENEFIT)	401	314	1,787	2,101	743	(919)

(LOSS) INCOME BEFORE EXTRAORDINARY ITEM	(295)	(72,330)	(150,964)	(61,576)	(26,001)	(44,010)
EXTRAORDINARY ITEM — GAIN ON DISCHARGE OF DEBT	—	—	155,358	—	—	—

NET (LOSS) INCOME	$(295)	$(72,330)	$4,394	$(61,576)	$(26,001)	$(44,010)

NET LOSS PER SHARE OF COMMON STOCK
BASIC	$(0.01)
DILUTED	$(0.01)
See Notes to Consolidated Financial Statements which are an integral part of these statements.

AMERICAN COMMERCIAL LINES INC.
CONSOLIDATED STATEMENTS OF MEMBER’S (DEFICIT)
EQUITY/ STOCKHOLDERS’ EQUITY
(Dollars in thousands)

					Accumulated
	Member’s				Other
	Interest/			Retained	Comprehensive
	Common	Other	Unearned	Earnings	Income
	Stock	Capital	Compensation	(Deficit)	(Loss)	Total

Predecessor Company:
Balance at December 28, 2001	$220,074	$166,580	—	$(532,816)	$(1,857)	$(148,019)
Comprehensive Loss:
Net loss	—	—	—	(44,010)	—	(44,010)
Net gain on fuel swaps designated as cash flow hedging instruments	—	—	—	—	174	174
Net gain on interest rate swaps designated as cash flow hedging instruments	—	—	—	—	228	228
Foreign currency translation	—	—	—	—	(219)	(219)

Total Comprehensive Loss	—	—	—	(44,010)	183	(43,827)
Other	—	(373)	—	—	—	(373)

Balance at May 28, 2002	220,074	166,207	—	(576,826)	(1,674)	(192,219)
Elimination of historical equity	(220,074)	(166,207)	—	576,826	1,674	192,219
Acquisition of ACL by Danielson Holding Corporation	82,256	—	—	—	—	82,256
Acquisition of Vessel Leasing	2,769	—	—	—	—	2,769
Issuance of restricted Parent Company common stock	—	1,695	(1,695)	—	—	—
Amortization of unearned compensation	—	—	297	—	—	297
Cancellation of restricted Parent Company common stock	—	(266)	266	—	—	—
Comprehensive Loss:
Net loss	—	—	—	(26,001)	—	(26,001)
Net gain on fuel swaps designated as cash flow hedging instruments	—	—	—	—	68	68
Net loss on interest rate swaps designated as cash flow hedging instruments	—	—	—	—	(290)	(290)
Foreign currency translation	—	—	—	—	408	408
Minimum pension liability adjustment	—	—	—	—	(15,485)	(15,485)

Total Comprehensive Loss	—	—	—	(26,001)	(15,299)	(41,300)

Balance at December 27, 2002	85,025	1,429	(1,132)	(26,001)	(15,299)	44,022
Amortization of unearned compensation	—	—	435	—	—	435
Cancellation of restricted Parent Company common stock	—	(408)	408	—	—	—
Comprehensive Loss:
Net loss	—	—	—	(61,576)	—	(61,576)
Net gain on fuel swaps designated as cash flow hedging instruments	—	—	—	—	452	452
Net gain on interest rate swaps designated as cash flow hedging instruments	—	—	—	—	440	440
Foreign currency translation	—	—	—	—	504	504
Minimum pension liability adjustment	—	—	—	—	(3,951)	(3,951)

Total Comprehensive Loss	—	—	—	(61,576)	(2,555)	(64,131)

Balance at December 26, 2003	85,025	1,021	(289)	(87,577)	(17,854)	(19,674)
Amortization of unearned compensation	—	—	195	—	—	195
Cancellation of restricted Parent Company common stock	—	(20)	20	—	—	—
Comprehensive Income:
Net income	—	—	—	4,394	—	4,394
Net loss on fuel swaps designated as cash flow hedging instruments	—	—	—	—	(520)	(520)
Net loss on interest rate swaps designated as cash flow hedging instruments	—	—	—	—	(150)	(150)
Foreign currency translation	—	—	—	—	(912)	(912)
Minimum pension liability adjustment	—	—	—	—	19,436	19,436

Total Comprehensive Income	—	—	—	4,394	17,854	22,248

Elimination of Danielson historical equity in Vessel Leasing		(2,769)	—	—	—	(2,769)
Elimination of ACL historical equity	(82,256)	(1,001)	74	83,183	—	—
Reorganized Company:
Reorganized Company equity	—	100,098	—	—	—	100,098

Balance at December 31, 2004	—	100,098	—	—	—	100,098
Issuance of Parent Company common stock (unaudited)	224	(224)	—	—	—	—
Issuance of Parent Company restricted stock and stock options (unaudited)	8	6,513	(6,521)	—	—	—
Amortization of restricted stock and stock options (unaudited)	—	—	2,101	—	—	2,101
Equity issuance costs (unaudited)	—	(36)	—	—	—	(36)
Net loss (unaudited)	—	—	—	(295)	—	(295)

Balance at June 30, 2005 (unaudited)	$232	$106,351	$(4,420)	$(295)	$—	$101,868

See Notes to Consolidated Financial Statements which are an integral part of these statements.

AMERICAN COMMERCIAL LINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Reorganized
	Company	Predecessor Company

	Six Months	Six Months	Fiscal Year	Fiscal Year	Seven Months	Five Months
	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	July 2,	December 31,	December 26,	December 27,	May 28,
	2005	2004	2004	2003	2002	2002

	(Unaudited)	(Unaudited)
Net (Loss) Income	$(295)	$(72,330)	$4,394	$(61,576)	$(26,001)	$(44,010)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	24,502	27,375	53,175	54,918	37,407	21,824
Interest Accretion and Debt Issuance Cost Amortization	2,335	4,629	9,614	8,877	4,033	1,245
Loss on Sale of Argentina Assets	—	35,206	35,197	—	—	—
(Gain) Loss on Property Dispositions	(4,432)	143	247	(287)	—	(455)
Other Operating Activities	(1,922)	(1,096)	981	(4,170)	2,751	(5,422)
Reorganization Items	—	12,188	21,724	24,344	—	—
Fresh-Start Adjustments	—	—	83,030	—	—	—
Gain on Discharge of Debt	—	—	(155,358)	—	—	—
Changes in Operating Assets and Liabilities:
Accounts Receivable	(8,902)	4,600	(1,690)	(36,465)	(10,100)	(3,240)
Materials and Supplies	(14,119)	(5,949)	(9,105)	2,281	2,111	(5,160)
Accrued Interest	7,157	2,053	3,926	6,485	15,407	10,332
Other Current Assets	(247)	859	(987)	(1,517)	6,366	(3,149)
Other Current Liabilities	21,331	2,499	11,834	12,803	(5,396)	8,357

Net Cash Provided by (Used in) Operating Activities before Reorganization Items	25,408	10,177	56,982	5,693	26,578	(19,678)
Reorganization Items Paid	(12,503)	(11,629)	(20,785)	(21,759)	—	—

Net Cash Provided by (Used in) Operating Activities	12,905	(1,452)	36,197	(16,066)	26,578	(19,678)

INVESTING ACTIVITIES
Property Additions	(11,485)	(4,261)	(12,520)	(9,209)	(7,757)	(5,605)
Proceeds from Sale of Argentina Assets	—	24,100	24,100	—	—	—
Proceeds from Sale of Interest in GMS	—	—	14,000	—	—	—
Proceeds from Property Dispositions	13,366	1,039	4,890	2,422	1,089	988
Investment in Vessel Leasing	(2,500)	—	—	—	—	—
Net Change in Restricted Cash	(270)	(513)	(1,428)	(1,426)	236	—
Other Investing Activities	(2,036)	(567)	(1,814)	(3,604)	(894)	(2,859)

Net Cash (Used in) Provided by Investing Activities	(2,925)	19,798	27,228	(11,817)	(7,326)	(7,476)

FINANCING ACTIVITIES
Danielson Holding Corporation Investment	—	—	—	—	—	25,000
Short-Term Borrowings	—	2,354	1,693	5,146	7,000	—
Revolving Credit Facility Borrowings	170,710	—	—	—	—	—
2015 Senior Note Borrowings	200,000	—	—	—	—	—
DIP Credit Facility Borrowings	—	—	—	50,000	—	—
DIP Credit Facility Repayments	—	(33,787)	(50,000)	—	—	—
Long-Term Debt Repaid	(402,489)	(1,443)	(7,161)	(3,204)	(28,353)	(25,190)
Outstanding Checks	(4,577)	(1,588)	5,702	325	(1,785)	1,149
Debt Costs	(12,937)	(150)	(953)	(3,001)	(1,035)	—
Other Financing Activities	(618)	(639)	(1,336)	(604)	(1,468)	(173)

Net Cash (Used in) Provided by Financing Activities	(49,911)	(35,253)	(52,055)	48,662	(25,641)	786

Net (Decrease) Increase in Cash and Cash Equivalents	(39,931)	(16,907)	11,370	20,779	(6,389)	(26,368)
Cash and Cash Equivalents at Beginning of Period	46,645	35,275	35,275	14,496	20,885	47,253

Cash and Cash Equivalents at End of Period	$6,714	$18,368	$46,645	$35,275	$14,496	$20,885

Supplemental Cash Flow Information:
Interest Paid	$7,869	$12,554	$25,011	$25,681	$13,061	$36,595
Income Taxes Paid	711	(302)	996	3,343	306	1,104
See Notes to Consolidated Financial Statements which are an integral part of these statements.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

NOTE 1.	ACCOUNTING POLICIES
REPORTING ENTITY
          American Commercial Lines, Inc. (“ACL Inc.”) is a Delaware corporation. In these consolidated financial statements, unless the context indicates otherwise, the “Company” refers to ACL Inc., its predecessors and its subsidiaries on a consolidated basis, “Predecessor Company” refers to the Company and its operations for periods prior to December 31, 2004 and “Reorganized Company” is used to describe the Company and its operations for periods thereafter.
          The operations of the Company include barge transportation together with related port services and manufacturing along the inland waterways. Barge transportation services include the movement of grain and other bulk products, coal, steel and liquids in the United States, accounting for the majority of the Company’s revenues. The Company also transports a less significant amount of cargo in Venezuela and the Dominican Republic. Manufacturing of marine equipment is provided to customers in marine transportation and other related industries in the United States. The Company has long-term contracts with many of its customers.
          On January 31, 2003, American Commercial Lines LLC (“ACL LLC”), a Delaware limited liability company and an indirect, wholly owned subsidiary of ACL Inc., and certain of its affiliates filed voluntary petitions seeking relief from creditors pursuant to Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code” or “Chapter 11”) as described in Note 2 below. During 2003 and 2004, ACL LLC and the other Debtors (as defined in Note 2) continued to operate their businesses as debtors-in-possession under the jurisdiction of the U.S. Bankruptcy Court, Southern District of Indiana, New Albany Division (the “Bankruptcy Court”) and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. Accordingly, the consolidated financial statements of the Company have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7 (“SOP 90-7”) and generally accepted accounting principles applicable to a going concern, which assume that assets will be realized and liabilities will be discharged in the normal course of business.
          ACL LLC and the other Debtors emerged from bankruptcy on January 11, 2005 pursuant to a Plan of Reorganization as described in Note 2. Since there are no material contingencies after the order entry date, the Company applied fresh start accounting on December 31, 2004 (“accounting effective date”).
          In connection with ACL LLC’s emergence from bankruptcy and confirmation of the Plan of Reorganization, American Commercial Lines Holdings LLC (“ACL Holdings”), the pre-emergence parent company of ACL LLC, transferred its ownership interest in ACL LLC to Commercial Barge Line Company, a Delaware corporation (“CBL”). CBL is a direct, wholly owned subsidiary of American Barge Line Company (“American Barge”), which in turn is a direct, wholly owned subsidiary of ACL Inc. ACL Inc. has issued common stock in 2005 as settlement of certain debts of the debtors in the bankruptcy.
          The assets of ACL Inc. consist principally of its ownership of all of the stock of American Barge which in turn owns all of the stock of CBL. The assets of CBL consist principally of its ownership of all of the membership interests in ACL LLC. Although CBL is responsible for corporate income tax, none of ACL Inc., American Barge or CBL conducts any operations independent of such ownership.
          In connection with its emergence from bankruptcy, the Company reflected the terms of the Plan of Reorganization in its consolidated financial statements by adopting the fresh start accounting provisions of SOP 90-7. Under fresh start accounting, a new reporting entity is deemed to be created and the

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. For accounting purposes, the fresh start adjustments have been recorded in the consolidated financial statements as of December 31, 2004. Since fresh start accounting materially changed the amounts previously recorded in the Company’s consolidated financial statements, the post-emergence financial data is labeled “Reorganized Company” and the pre-emergence data is labeled “Predecessor Company” to signify the difference in the basis of presentation of the consolidated financial statements.
          The Company recorded an extraordinary gain of $155,358 from the restructuring of its debt in accordance with the provisions of the Plan of Reorganization. Other significant adjustments were also recorded to reflect the provisions of the Plan of Reorganization and the fair values of the assets and liabilities of the Reorganized Company as of December 31, 2004. For accounting purposes, these transactions have been reflected in the operating results of the Predecessor Company for the year ended December 31, 2004. See Note 2 for further information regarding the reorganization and Note 3 for a discussion of fresh start accounting.
PRINCIPLES OF CONSOLIDATION
          The consolidated financial statements reflect the results of operations, cash flows and financial position of the Company and its majority-owned subsidiaries as a single entity. All significant intercompany accounts and transactions have been eliminated. Investments in companies that are not majority-owned are accounted for under the equity method, depending on the extent of control.
FISCAL YEAR
          In 2002, 2003 and 2004, the Company followed an annual fiscal reporting period, which ended on the last Friday in December. Fiscal 2004 included 53 weeks with 14 weeks in the first quarter and 13 weeks in the remaining quarters. The Company adopted a calendar reporting fiscal year on January 1, 2005.
SHARE AND PER SHARE DATA
          As discussed in Note 18, the Board of Directors of ACL Inc. declared a common stock dividend to shareholders of record as of August 1, 2005 whereby three additional common shares were issued for each common share held at that date. All share and per share data herein have been adjusted to give effect to this stock dividend.
          Per share data is based upon the average number of shares of common stock of ACL Inc., par value $.01 per share (“Common Stock”), outstanding during the relevant period. Basic earnings per share are calculated using only the average number of issued and outstanding shares of Common Stock. Such average shares were 21,853,786 for the six months ended June 30, 2005. Diluted earnings per share, as calculated under the treasury stock method, include the average number of shares of additional Common Stock issuable for stock options, whether or not currently exercisable. Diluted earnings per share for the six months ending June 30, 2005 do not include shares issuable under stock options because their effect is anti-dilutive.
USE OF ESTIMATES
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
          Cash and cash equivalents include short-term investments with a maturity of less than three months when purchased. The Company has, from time to time, cash in banks in excess of federally insured limits.
RESTRICTED CASH
          As part of the financing guaranteed by the U.S. Maritime Administration (“MARAD”), Vessel Leasing LLC (“Vessel Leasing”), a consolidated subsidiary of the Company, is required to maintain a cash balance on account equal to 12 months of future debt service. The cash balances of $9,452 as of June 30, 2005, $9,182 as of December 31, 2004 and $7,754 as of December 26, 2003 were in excess of the minimum requirement.
ACCOUNTS RECEIVABLE
          Accounts receivable consist of the following:

			Predecessor
	Reorganized Company		Company

	June 30,	December 31,	December 26,
	2005	2004	2003

Accounts Receivable	$84,932	$75,483	$75,838
Allowance for Doubtful Accounts	(1,620)	(1,578)	(1,634)

	$83,312	$73,905	$74,204

          The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Trade receivables less allowances reflect the net realizable value of the receivables and approximate fair value. The Company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. An allowance against the trade receivables is established based on the Company’s knowledge of a customer’s financial condition and the past due status of accounts compared to invoice payment terms. Recoveries of trade receivables previously reserved in the allowance are credited to income.
MATERIALS AND SUPPLIES
          Materials and supplies are carried at the lower of cost (average) or market and consist of the following:

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

			Predecessor
	Reorganized Company		Company

	June 30,	December 31,	December 26,
	2005	2004	2003

Raw Materials	$7,100	$5,614	$3,715
Work in Process	36,468	22,284	15,227
Parts and Supplies	18,876	18,459	14,148

	$62,444	$46,357	$33,090

OTHER CURRENT ASSETS
          During 2004, certain boats were identified as excess due to the reduction of the Company’s barge fleet. As a result, these boats were taken out of service and an active program to sell them was initiated. Accordingly, these boats were reclassified from property, plant and equipment to held for sale assets on the balance sheet. The boats have a fair market value of $4,765. A gain of $1,348 was recorded as a fresh start adjustment in the 2004 statement of operations. The boats are expected to be sold in 2005 and are included in the barging segment’s assets.
PROPERTIES, DEPRECIATION AND AMORTIZATION
          Properties consist of the following:

			Predecessor
	Reorganized Company		Company

	June 30,	December 31,	December 26,
	2005	2004	2003

Land	$10,117	$10,117	$15,741
Buildings and Improvements	13,180	13,094	24,674
Equipment	423,295	420,157	589,961

	446,592	443,368	630,376
Less Accumulated Depreciation	30,195	6,686	90,232

	$416,397	$436,682	$540,144

          Properties are stated at cost less accumulated depreciation. At May 29, 2002 and December 31, 2004, properties were restated to fair value and then reduced to a proportionate share of the purchase price in conjunction with the application of purchase accounting to the recapitalization of the Company by Danielson Holding Company (“DHC”) on May 29, 2002 (the “Danielson recapitalization”) and the application of fresh-start accounting in connection with the consummation of the Plan of Reorganization, respectively. Provisions for depreciation of properties are based on the estimated useful service lives computed on the straight-line method. Buildings and improvements are depreciated from 15 to 45 years. Equipment is depreciated from 5 to 42 years.
          On June 9, 2005, the Company sold ten black oil barges for $7,000 in cash which resulted in a gain of $3,260. The gain is recorded in other, net in the consolidated statement of operations.
          Due to increased customer demand, the Company reclassified 3 boats that are no longer available for sale from other current assets to properties, net on the consolidated statement of financial position as of June 30, 2005. In addition, as a result of the sale of two boats during the quarter ended June 30, 2005 a

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
gain of $1,044 is included is included in other, net in the consolidated statement of operations. Six boats remain classified as “Held for Sale” as of June 30, 2005 with a carrying value of $1,770 in other current assets.
          Depreciation expense was $23,964 for the six months ended June 30, 2005; $24,606 for the six months ended July 2, 2004; $47,460 for the year ended December 31, 2004; $45,745 for the year ended December 26, 2003; $35,737 for the seven months ended December 27, 2002 and $20,500 for the five months ended May 28, 2002. Amortization expense, relating to software and intangible assets which are included in other assets, was $538 for the six months ended June 30, 2005; $2,769 for the six months ended July 2, 2004; $5,715 for the year ended December 31, 2004; $9,173 for the year ended December 26, 2003; $1,670 for the seven months ended December 27, 2002 and $1,324 for the five months ended May 28, 2002. In conjunction with the Plan of Reorganization, the Company rejected a substantial number of barge leases. As such, 2003 amortization expense includes a charge of $1,213 for writing favorable leases to zero. Depreciation and amortization expense for the year December 26, 2003 was reduced by $4,397 due to changes in estimates in finalizing the purchase price allocation for the Danielson recapitalization.
IMPAIRMENT OF LONG-LIVED ASSETS
          Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated, the assets are evaluated for sale or other disposition, and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value. Barges were written down to their estimated salvage value through a charge of $2,078 in 2003. Impairment losses of $3,405 were recorded in 2004 since the book value exceeded the fair market value of certain boats and barges held for sale. Impairment expense is included in materials, supplies and other in the consolidated statement of operations. In addition, intangible assets were written down, due to abandonment of a software project, through a $1,643 charge to earnings in 2003 which is also included in materials, supplies and other in the consolidated statement of operations. There were no long-lived asset impairment losses in 2002.
ASSETS AND ASSET CAPITALIZATION POLICIES
          Asset capitalization policies have been established by our management to conform to generally accepted accounting principles. Repairs that extend the original economic life of an asset or that enhance the original functionality of an asset are capitalized and amortized over their estimated economic life. Routine engine overhauls that occur on a one to three year cycle are expensed when they are incurred. The costs of purchasing or developing software are capitalized and amortized over the estimated economic life of the software.
DEBT AMORTIZATION
          The Company amortizes debt issuance costs and fees over the term of the debt. Amortization expense was $2,335 for the six months ended June 30, 2005; $4,629 for the six months ended July 2, 2004; $2,170 for the year ended December 31, 2004; $2,957 for the year ended December 26, 2003; $1,150 for the seven months ended December 27, 2002 and $1,245 for the five months ended May 28, 2002 and is included in interest expense in the consolidated statement of operations.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
DEBT DISCOUNT
          On May 29, 2002, the Company issued new debt which was recorded at fair value. The difference between the principal amount of the notes and the fair value (discount) was amortized using the interest method over the life of the notes. The amortization of the discount was $7,444 for the year ended December 31, 2004; $5,919 for the year ended December 26, 2003 and $2,882 for the seven months ended December 27, 2002 and is included in interest expense in the consolidated statement of operations. The remaining debt discount of $44,074 was written off with the forgiveness of debt from Chapter 11 and is included in the extraordinary gain in the 2004 statement of operations.
REVENUE RECOGNITION
          The primary source of American Barge’s revenue, freight transportation by barge, is recognized based on percentage of completion. The proportion of freight transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles from the loading point to the barge destination as specified in the customer’s freight contract. The position of the barge at accounting period end is determined by locating the position of the boat with the barge in tow through use of a global positioning system. The recognition of revenue based upon the percent of voyage completion results in a better matching of revenue and expenses. This method of revenue recognition is used for all types of freight transportation contracts. Marine construction, repair and harbor service revenue is recognized based upon the completed contract method. Losses are accrued if construction costs are expected to exceed construction contract revenue. Terminal revenue is recognized as services are performed.
ESTIMATES FOR HARBOR AND TOWING CHARGES
          Harbor and towing service charges are estimated and recognized as services are received. Estimates are based upon recent historical charges by specific vendor for the type of service charge incurred and upon published vendor rates. Service events are recorded by vendor and location in our barge tracking system. Vendor charges can vary based upon the number of boat hours required to complete the service, the grouping of barges in vendor tows and the quantity of man hours and materials required.
INSURANCE CLAIM LOSS DEDUCTIBLES
          Liabilities for insurance claim loss deductibles include accruals for the uninsured portion of personal injury, property damage, cargo damage and accident claims. These accruals are estimated based upon historical experience with similar claim incidents. The estimates are recorded upon the first report of a claim and are updated as new information is obtained. The amount of the liability is based on the type and severity of the claim and an estimate of future claim development based on current trends and historical data. Management believes it has recorded sufficient liabilities for these claim incidents. These claims are subject to significant uncertainty related to the results of negotiated settlements and other developments.
EMPLOYEE BENEFIT PLANS
          Assets and liabilities of the Company’s defined benefit plans are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets, and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
expense ultimately recognized, impacting the Company’s results of operations. The liability for post-retirement medical benefits is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs.
          The Company is self-insured for the medical benefit plans covering most of its employees. The Company estimates its liability for claims incurred by applying a lag factor to its historical claims and administrative cost experience. The validity of the lag factor is evaluated periodically and revised if necessary.
FOREIGN CURRENCY TRANSLATION
          Assets and liabilities relating to investments in foreign operations are translated into U.S. dollars using current exchange rates; revenues and expenses are translated into U.S. dollars using the average exchange rate during the period. The functional currency for our foreign subsidiaries is the U.S. dollar. Therefore, the translation gains and losses are recorded as other income or expense in the consolidated statement of operations.
RECLASSIFICATIONS
          Certain prior year amounts have been reclassified to conform to the current year presentation.
RECENTLY ISSUED ACCOUNTING STANDARDS
          Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payments” was issued in December 2004 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard was effective for public entities (excluding small business issuers) in the first interim or annual reporting period beginning after June 15, 2005. As of January 1, 2005, the Company began to expense stock compensation for new award grants under its stock compensation plans in accordance with this new standard.
          Also in December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) SFAS No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004” (“FSP 109-1”) and FSP SFAS No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (“FSP 109-2”). FSP 109-1 provides guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction on qualified production activities. Accounting and disclosure guidance is provided in FSP 109-2 for the dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The Company is still assessing the impact of this standard on its consolidated financial statements.
          SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4 — Issued November 2004” is a product of the FASB’s efforts to achieve short-term convergence with the International Accounting Standards Board (“IASB”), clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overhead to inventory for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory cost incurred during fiscal years beginning after November 23, 2004. Management expects that the adoption of this new standard will not materially affect the consolidated financial statements.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

NOTE 2.	REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
          During 2002 and 2003, the Company experienced a decline in barging rates, reduced shipping volumes and excess barging capacity during a period of slow economic growth and a global economic recession. Due to these factors, the Company’s revenues and earnings did not meet expectations, and the Company’s liquidity was significantly impaired. Debt covenant violations occurred and as a result, the Company was unable to meet its financial obligations as they became due. On January 31, 2003 (the “Petition Date”), ACL LLC and certain of its affiliates filed a petition with the Bankruptcy Court to reorganize under Chapter 11.
          Included in the filing were ACL LLC, its direct parent (ACL Holdings), American Commercial Barge Line LLC, Jeffboat LLC, Louisiana Dock Company LLC and ten other U.S. subsidiaries of ACL LLC (collectively with ACL LLC, the “Debtors”). The Chapter 11 petitions did not cover any of ACL LLC’s foreign subsidiaries or certain of its U.S. subsidiaries.
          During the pendency of the bankruptcy proceedings, ACL LLC entered into a debtor-in-possession (“DIP”) credit facility that provided up to $75,000 of financing. ACL LLC borrowed $50,000 under the term loan portion of the DIP credit facility, part of which was used to retire ACL LLC’s pre-petition receivables facility. On October 8, 2004, ACL LLC repaid the term loan portion of the DIP credit facility in full. As of December 31, 2004, participating bank commitments under the DIP credit facility totaled $25,000. As of that date, there were no amounts outstanding under either the term loan portion or the $25,000 revolving portion of the DIP credit facility. ACL LLC did not draw on the revolving portion of the DIP credit facility.
          As part of the Chapter 11 cases, the Debtors developed a plan of reorganization (the “Plan of Reorganization”) to restructure their operations and liabilities to the extent necessary to result in the continuing viability of the Company. The Plan of Reorganization was filed on September 10, 2004, deemed to be an adequate disclosure by the Bankruptcy Court on October 19, 2004, approved by all the creditor classes and confirmed by the Bankruptcy Court on December 30, 2004. The accounting effective date of the reorganization was December 31, 2004 and the Debtors’ reorganization was effective on January 11, 2005.
          As part of the Plan of Reorganization, $146,160 of ACL LLC’s 11.25% senior notes due January 1, 2008 (the “2008 Senior Notes”) were cancelled and exchanged for equity in ACL Inc. This amount represents the entire outstanding balance of the 2008 Senior Notes plus accrued interest through the Petition Date. Certain trade creditors and other claimants also received equity in ACL Inc. in exchange for their claims. $124,347 of ACL LLC’s 12% pay-in-kind senior subordinated notes due July 1, 2008 (the “PIK Notes”), including accrued interest, and $6,893 of 10.25% senior notes due June 2008 (the “Old Senior Notes”), including accrued interest, were cancelled as part of the Plan of Reorganization. The Company also paid or will pay allowed administrative claims, DIP lender claims, priority claims, tax claims and professional fee claims due and owing. The Company recorded an extraordinary gain of $155,358 as a result of the consummation of the Plan of Reorganization.
          In accordance with the Plan of Reorganization, on January 13, 2005, ACL LLC amended and restated its existing term loan facilities (the “restructured term loans”), for which JPMorgan Chase Bank and The Bank of New York acted as agents, to provide for continuing secured term loan financing. As of January 13, 2005, there was an aggregate of $364,800 outstanding under the restructured term loans. On January 13, 2005, ACL LLC also replaced its existing revolving credit facility with a new $35,000 asset based revolving credit facility with Bank of America N.A. and UBS Loan Finance LLC (the “asset based

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
revolving credit facility”). As of January 13, 2005, there were no amounts outstanding under the asset based revolving credit facility. For further information regarding the debt, see Note 6.
          The Plan of Reorganization authorizes 6,062,343 shares of Common Stock. Former holders of the 2008 Senior Notes and other creditors will receive 5,607,667 of these shares of Common Stock in exchange for their claims. Of those 5,607,667 shares, 168,230 shares are subject to warrants granted by certain holders of the 2008 Senior Notes to holders of the PIK Notes, in satisfaction and retirement of their claim and 168,230 shares are subject to a warrant granted by certain former holders of the 2008 Senior Notes to DHC, the Company’s former parent corporation.
          Also in accordance with the Plan of Reorganization, ACL Inc. adopted the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors (“ACL Inc. Equity Award Plan”). The ACL Inc. Equity Award Plan offers incentives to directors, officers and key employees who are primarily responsible for the business. The ACL Inc. Equity Award Plan reserves 454,676 shares of Common Stock of the total authorized shares of Common Stock for equity awards.
          On July 19, 2005, the board of directors of ACL Inc. declared a stock dividend with respect to the common stock of ACL Inc. See Note 18. The number of shares authorized under the Plan of Reorganization and the ACL Inc. Equity Award Plan, as discussed in the two foregoing paragraphs, was adjusted accordingly.
          Reorganization items, as reported in the accompanying consolidated statement of operations, are comprised of income, expense and loss items that were realized or incurred by the Debtors as a direct result of the Company’s reorganization under Chapter 11. Pursuant to SOP 90-7, these items are aggregated and reported as a separate component of expense below operating income. For the six months ended June 30, 2004 and for the years ended December 31, 2004 and December 26, 2003, these items include:

	Six Months
	Ended	Year Ended	Year Ended
	July 2,	December 31,	December 26,
	2004	2004	2003
REORGANIZATION ITEMS:
Professional Fees	$9,065	$18,344	$16,740
Severance and Retention	409	553	1,486
Charter Guarantees	2,663	2,663	5,146
Interest Income	(68)	(157)	(138)
Loss on Sale of Argentina Assets	35,206	35,197	—
Other Reorganization Items	119	321	1,110

TOTAL REORGANIZATION ITEMS	$47,394	$56,921	$24,344

          During the reorganization, the Debtors received Bankruptcy Court approval for the retention of legal, financial and management consulting professionals to advise the Debtors in the bankruptcy proceedings and the restructuring of the Debtors’ business. In accordance with the Bankruptcy Code, the creditors also had the right to retain their own financial, legal and other professionals to provide advice during the pendency of the Chapter 11 cases. The Debtors are obligated to pay the cost of the creditors’ professionals.
          The Debtors also received Bankruptcy Court approval for the payment of a retention bonus to certain key executives and the payment of a $2,500 success fee to a financial advisor upon consummation of the Plan of Reorganization.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
          As part of the Plan of Reorganization, the Company rejected certain barge leases and other executory contracts. These rejections and the consequent reduction in the size of the domestic barging fleet resulted in the elimination of a number of salary and vessel employee positions. In addition, a number of management changes were initiated to better position the Company to emerge from Chapter 11.
          As a result of the rejection of certain barge charter agreements due to the Chapter 11 filing and the rights of the charter owners to rely upon letters of credit to guarantee future payments of charter hire, draws totaling $2,354 in 2004 and $5,146 in 2003 were made on the letters. An additional $309 was accrued for settlements relating to the rejected barge charter agreements.
          Pursuant to SOP 90-7, interest income from cash on hand as a result of the DIP financing is also presented as a reorganization item.
          Other reorganization items include costs incurred related to the DIP credit facility and expense from rejecting executory contracts.

NOTE 3.	FRESH START ACCOUNTING
          As previously discussed, the Company adopted the provisions of fresh start accounting as of December 31, 2004. In adopting fresh start accounting, the Company engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity. After receiving testimony from the Company’s financial advisors and the financial advisors of the creditor constituencies, the Bankruptcy Court determined and established a reorganization value of $500,000 before considering any long-term debt or notes established in connection with the Plan of Reorganization. This estimate was based upon the Company’s cash flows, selected comparable market multiples of publicly traded companies, operating lease obligations and other applicable ratios and valuation techniques. The estimated total equity value of the Reorganized Company aggregating $100,098 was determined after taking into account the values of the long-term debt and notes established in connection with the Plan of Reorganization.
          The consolidated balance sheet presented below gives effect to the Plan of Reorganization and the application of fresh start accounting.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

	Predecessor					Reorganized
	Company					Company

	December 31,	Debt		Fresh Start		December 31,
	2004	Restructuring		Adjustments		2004

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$46,645	$—		$—		$46,645
Cash, Restricted	9,182	—		—		9,182
Accounts Receivable, Net	78,323	—		(326	)(b)	77,997
Materials and Supplies	46,357	—		—		46,357
Deferred Tax Asset — Current	—	—		3,916	(f)	3,916
Other Current Assets	19,360	5,014	(a)	(2,785	)(c)	21,589

Total Current Assets	199,867	5,014		805		205,686
PROPERTIES — Net	473,774	—		(37,092	)(d)	436,682
PENSION ASSETS	22,434	—		(6,796	)(e)	15,638
INVESTMENT IN EQUITY INVESTEES	4,558	—		(162	)(d)	4,396
DEFERRED TAX ASSET	—	—		17,791	(f)	17,791
OTHER ASSETS	15,370	—		(10,095	)(d)(g)	5,275

Total Assets	$716,003	$5,014		$(35,549)		$685,468

LIABILITIES & MEMBER’S (DEFICIT)/ STOCKHOLDERS’ EQUITY
LIABILITIES NOT SUBJECT TO COMPROMISE
CURRENT LIABILITIES
Accounts Payable	$25,486	$—		$(25	)(h)	$25,461
Accrued Payroll and Fringe Benefits	12,975	—		3,770	(e)	16,745
Deferred Revenue	13,760	—		—		13,760
Accrued Claims and Insurance Premiums	7,409	5,718	(a)	—		13,127
Accrued Interest	1,273	—		—		1,273
Current Portion of Long-Term Debt	32,251	—		(29,364	) (i)	2,887
Accrued Reorganization Claims Settlements	—	8,383		—		8,383
Accrued Reorganization Fees	3,873	—		3,347	(h)	7,220
Other Liabilities	24,647	379	(a)	(86	)(e)	24,940

Total Current Liabilities	121,674	14,480		(22,358)		113,796
LONG-TERM DEBT	—	374,182	(a)	29,364	(i)	403,546
PENSION LIABILITY	23,767	—		(1,647	)(e)	22,120
DEFERRED TAX LIABILITY	—	—		26,787	(f)	26,787
OTHER LONG-TERM LIABILITIES	17,811	759	(a)	551	(e)(j)	19,121
LIABILITIES SUBJECT TO COMPROMISE
Accounts Payable	34,513	(34,513	)(a)	—		—
Accrued Claims and Insurance Premiums	3,690	(3,690	)(a)	—		—
Accrued Interest	18,600	(18,600	)(a)	—		—
Short-Term Debt	47,839	(47,839	)(a)	—		—
Current Portion of Long-Term Debt	531,619	(531,619	)(a)	—		—
Other Liabilities	3,602	(3,602	)(a)	—		—

Total Liabilities Subject to Compromise	639,863	(639,863)		—		—

Total Liabilities	803,115	(250,442)		32,697		585,370

MEMBER’S (DEFICIT)/ STOCKHOLDERS’ EQUITY
Reorganized Company Common Stock	—	—	(a)	—		—
Predecessor Company Member’s Equity	85,025	(82,256	)(a)	(2,769	)(j)	—
Unearned Compensation	(74)	74	(a)	—		—
Other Capital	1,001	99,097	(a)	—		100,098
Accumulated Other Comprehensive Loss	(17,553)	—		17,553		—
Retained Deficit	(155,511)	238,541	(a)	(83,030)		—

Total Member’s (Deficit)/ Stockholders’ Equity	(87,112)	255,456		(68,246)		100,098

Total Liabilities and Member’s (Deficit)/ Stockholders’ Equity	$716,003	$5,014		$(35,549)		$685,468

(a)	Reflects the net increase to retained earnings (accumulated deficit), including the adjustment to liabilities subject to compromise for the settlement of pre-petition claims for (i) cash, (ii) issuance of Common Stock and (iii) the cancellation of the DHC equity interest in the reorganized debtors. This amount may be subject to future adjustment depending on action by the Bankruptcy Court, further developments with respect to disputed claims, or other events.
footnotes continued on the following page

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

Liabilities subject to compromise	$639,863
Form of settlement:
Issuance of new common stock of ACL Inc.	(100,098)
Pre-petition senior lenders’ principal and deferred interest	(364,718)
Liability for estimated cure payments for pre-petition executory contracts and leases	(5,445)
Liability for estimated priority and administrative claims	(464)
Liability for estimated convenience class claims	(782)
Liability for estimated maritime lien note holder cash payments	(1,692)
Maritime and tort lien notes reclassified to long-term debt	(9,464)
Assumption of capital lease	(984)
Liability for pre-petition insurance claims	(704)
Deferred non-qualified 401(k) plan	(154)

Gain on discharge of debt	155,358
Cancellation of DHC’s equity interest in ACL LLC:
Member’s equity	82,256
Other capital	1,001
Restricted DHC common stock	(74)

Net increase to Retained Earnings (Accumulated Deficit)	$238,541

(b)	Reflects uncollectible pre-petition accounts receivables.

(c)	Reflects the adjustment to arrive at the fair value of prepaid charter and the fair value of assets held for resale.

(d)	Reflects the allocation to the long-lived assets of ACL LLC of the combined amount of the equity and the estimated present value of the liabilities of the Reorganized Company. The equity is calculated by subtracting long-term debt from the reorganization value of the Company. The combined amount is allocated based upon the estimated fair value of the long lived assets, which is based upon independent appraisals as of December 31, 2004. The allocation is in conformity with the procedures specified by SFAS No. 141, “Business Combinations.” The sum of the fair value estimates of the long-lived assets exceeded the combined amount to be allocated. This excess is allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to the long-lived assets. The adjustment reduced properties, investment in equity investments and software.

(e)	Reflects adjustments to the assets and liabilities of the Company’s pension and retiree medical plans based upon the fair value of assets and the estimated present value of all future obligations under these plans at December 31, 2004.

(f)	Reflects the estimated fair value of deferred income tax assets and liabilities.

(g)	Reflects the adjustment to arrive at the fair value of prepaid charter, charter fees and a long term customer contract.

(h)	To eliminate pre-petition vessel charter accruals.

(i)	Reflects the accrual of reorganization expenses to be incurred.

(j)	Reclassification from current to long-term of amounts due by Vessel Leasing to holders of bonds guaranteed by MARAD.

(k)	Reclassification of DHC’s ownership interest in Vessel Leasing from equity to a minority interest liability based on the purchase price paid by the Company for DHC’s interest on January 12, 2005.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

NOTE 4.	ACQUISITION OF VESSEL LEASING
          Prior to January 12, 2005, ACL LLC owned a 50% interest in Vessel Leasing, a special purpose entity formed in 2001 and created expressly to buy barges from Jeffboat and charter the barges to American Commercial Barge Line LLC. On January 12, 2005, ACL LLC purchased the other 50% ownership interest in Vessel Leasing from DHC, making ACL LLC the sole owner of 100% of Vessel Leasing. ACL LLC paid $2,500 in cash for the acquisition.

NOTE 5.	INVESTMENT IN EQUITY INVESTEES
          During 2004 the Company had ownership interests in the following entities which are accounted for by the equity method:

•	UABL LIMITED (“UABL”) — ACL LLC sold its 50% ownership interest in UABL along with boats and barges to Ultrapetrol (Bahamas) Ltd. for $24,100 in cash on April 23, 2004. The sale resulted in a loss of $35,197 and is reported as a reorganization item in the statement of operations.

•	GLOBAL MATERIALS SERVICES LLC (“GMS”) — On October 6, 2004, ACL LLC sold its 50% ownership interest in GMS to Mid-South Terminal Company, L.P. for $14,000 cash. This sale resulted in a $335 gain and is reported as a reorganization item in the statement of operations.

•	GLOBAL MATERIAL SERVICES VENEZUELA (“GMSV”) — The Company has a 46% ownership interest in GMSV. During 2002, GMS, the Company and minority owners organized new companies to unload bauxite in Venezuela. The GMSV companies are Global Materials Services Venezuela C.A., GMS Venezuela Terminal Partners LLC and GMS Venezuela Terminal Holdings LLC. The Company contributed $1,417 in capital to GMSV in 2002 and an additional $500 in 2004.
          Earnings (losses) related to the Company’s equity method investees in aggregate were $(259) for the six months ended June 30, 2005; $(430) for the six months ended July 2, 2004; $3,195 for the year ended December 31, 2004; $4,714 for the year ended December 26, 2003; $(272) for the seven months ended December 27, 2002 and $642 for the five months ended May 28, 2002. These earnings (losses) are included in other income in the consolidated statement of operations.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

NOTE 6.	DEBT

			Predecessor
	Reorganized Company		Company

	June 30,	December 31,	December 26,
	2005	2004	2003

Short-term debt:
Revolving Credit Facility — JPMorgan Chase	$—	$—	$46,146
Current portion of long-term debt:
Debtor in Possession Term Loan B	—	—	50,000
Bonds guaranteed by MARAD	2,887	2,887	34,996
Tranche A Term Loan	—	—	43,119
Tranche B Term Loan	—	—	124,141
Tranche C Term Loan	—	—	146,069
2008 Senior Notes	—	—	129,793
Senior Subordinated Notes (PIK Notes)	—	—	80,194
Old Senior Notes	—	—	5,133

	2,887	2,887	613,445
Long-term debt:
Revolving Credit Facility — Bank of America/ UBS Securities	134,500	—	—
2015 Senior Notes	200,000	—	—
Bonds guaranteed by MARAD	27,992	29,364	—
Maritime Lien Notes	9,046	9,046	—
Tort Lien Notes	418	418	—
Revolving Credit Facility — JPMorgan Chase	—	47,839	—
Tranche A Term Loan	—	42,531	—
Tranche B Term Loan	—	122,448	—
Tranche C Term Loan	—	144,077	—
Deferred interest on bank debt	—	7,823	—

	371,956	403,546	—

Total Debt	$374,843	$406,433	$659,591

Debtor-in-Possession Agreement
          As discussed above in Note 2, ACL LLC and the other debtor subsidiaries entered into a DIP credit facility that provided up to $75,000 of financing consisting of a $50,000 term loan and a $25,000 revolving credit facility. The DIP Term Loan B of $50,000 was drawn in 2003 pursuant to the bankruptcy filing and repaid in 2004. The DIP credit facility was replaced on January 13, 2005 with restructured term loans and an asset based revolving credit facility as described below.
Pre-Petition Senior Credit Facilities
          As a part of the Plan of Reorganization, the 2008 Senior Notes, the PIK Notes and Old Senior Notes were cancelled and certain of these notes were exchanged for shares of Common Stock.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
          The Company paid $4,935 on the pre-petition revolving credit and term loans from the sale of assets in 2004. The Company continued to pay interest on the revolving credit and term loans until the refinanced senior credit facilities described below were put in place.
          A 1% payment-in-kind (“PIK”) interest rate was accrued from November 8, 2002 until Chapter 11 emergence on January 11, 2005. The 1% PIK interest was rolled into the debt balance which was refinanced on January 13, 2005 and is described below.
          The bonds guaranteed by MARAD were issued by Vessel Leasing and bear interest at fixed rates of 5.65% and 6.14% as well as a variable rate which was 4.04% at June 30, 2005. Due to the Company’s emergence from bankruptcy, the long-term portions of the bonds were reclassified at December 31, 2004.
          The Company has an outstanding loan guarantee of $1,070 as of June 30, 2005, in the borrowings by one of its equity investees, GMS Venezuela C.A., from the International Finance Corporation.
Plan of Reorganization Debt
          As a part of the Plan of Reorganization certain creditor claims were settled with maritime lien and tort lien notes. The interest rate on the maritime lien and tort lien notes is at the prime rate and payable quarterly in arrears. The notes mature in five years.
Refinanced Senior Credit Facilities
          On January 13, 2005, the Company restructured its senior credit facilities into the restructured term loans with JPMorgan Chase Bank and The Bank of New York acting as agents to provide for continuing secured term loan financing. As of January 13, 2005, there was $364,836 outstanding under the restructured term loans with $225,000 in Tranche A and $139,836 in Tranche B, both due in five years. The restructured term loans replaced the revolving credit facility, term loan A, term loan B, term loan C and $7,942 in deferred PIK interest. The Tranche A senior secured term loan bore interest at an annual rate of LIBOR plus 4% and contained an annual fixed principal amortization of $15 million. The Tranche B junior secured term loan bore interest at an annual rate of 10%, with a 3% annual rate PIK, that was scheduled to increase 1% per annum after 18 months and 1% per annum for each 12 month period thereafter. On January 13, 2005, the Company entered into a new $35,000 asset based revolving credit facility with Bank of America N.A. and UBS Loan Finance LLC.
          On February 11, 2005, the Company restructured its $35,000 asset based revolving credit facility into a $250,000 asset based revolving credit facility. The Company used borrowings under the asset based revolver of $170,709, together with proceeds from the offering and sale of 9.5% senior notes due 2015 (the “2015 Senior Notes”), to pay off the remaining balance of $220,468 in the Tranche A loan, the remaining balance of $139,836 in the Tranche B loan, accrued interest of $2,334 and fees of $8,071. The 2015 Senior Notes bear interest at 9.5% semiannually in arrears and are due on February 15, 2015. The asset based revolving credit facility provides $250,000 in available credit which is secured by certain assets of the Company. The asset based revolving credit facility bears interest at LIBOR plus a margin or at prime plus a margin based upon the amount of unused availability under the facility. The margins are currently 2.25% for the LIBOR-based borrowings and 0.75% for the prime-based borrowings. The facility matures on February 11, 2010.
          The asset based revolving credit facility is secured by the assets of the guarantor subsidiaries. The 2015 Senior Notes are unsecured but are guaranteed by certain subsidiaries of the Company. The asset based revolving credit facility and the indenture governing the 2015 Senior Notes (the “Indenture”) contain a number of covenants. The asset based revolving credit facility contains covenants with specified

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
financial ratios and tests including minimum EBITDA, a minimum fixed charge coverage ratio and a maximum senior leverage ratio. The Indenture also contains certain cross default provisions.
          The principal payments of long-term debt outstanding as of June 30, 2005 over the next five years and thereafter are as follows:

2005	$2,887
2006	2,887
2007	2,887
2008	2,887
2009	2,887
Thereafter	362,005

376,440
Discount on bonds guaranteed by MARAD	(1,597)

Total Debt	$374,843

NOTE 7.	INCOME TAXES
          Prior to the Company’s emergence from bankruptcy, the Predecessor Company was a limited liability company and its operations were conducted mainly through a series of limited liability company subsidiaries. As a result, the Predecessor Company was not itself generally subject to U.S. federal or state income tax. Taxable income was allocated to the equityholder of ACL Holdings, the former parent of the Predecessor Company, and such holder was responsible for income taxes on such taxable income.
          Upon the Company’s emergence from bankruptcy, the reorganized operating entities are wholly owned subsidiaries of a corporate parent, which is subject to U.S. federal and state income taxes on a consolidated basis.
          In the second quarter of 2005, income tax expense of $2,767 was recognized on pre-tax income of $8,800. In the first six months of 2005, income tax expense of $401 was recognized on pre-tax income of $106. The effective tax rate is the combined rate for domestic pre-tax income and foreign taxable income. Income tax expense is based on foreign pre-tax income before expense or income for minority interest. The effective rate for domestic income tax is equal to the federal and state statutory rates after considering the deductibility of state income taxes for federal income taxes. The foreign effective rate is lower than the statutory rate due to anticipated investment tax credits and inflation adjustments. Income tax expense for 2005 is increased due to a valuation allowance against the net deferred tax asset as of June 30, 2005. This valuation allowance for deferred tax assets together with the mix of domestic and foreign income causes the Company’s effective tax rate in 2005 to vary from the federal statutory tax rate.
          The reorganized ACL LLC is a wholly owned subsidiary of a corporate parent, CBL, which is subject to U.S. federal and state income taxes on a consolidated basis. CBL is a wholly owned subsidiary of American Barge and American Barge is a wholly owned subsidiary of ACL Inc. Because of the Reorganized Company’s corporate status, deferred tax assets and liabilities were recorded in connection with fresh start accounting based upon the basis difference between the carrying values of the assets and

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
liabilities and their tax basis. The components of deferred income taxes included on the balance sheet are as follows:

Reorganized
Company

December 31,
2004

CURRENT DEFERRED TAX ASSETS:
Reserve for bad debts	$631
Inventory adjustments	237
Employee benefits and compensation	2,642
EPA and legal reserves	154
Second injury fund accruals	133
Warranty accruals	119

$3,916

LONG-TERM DEFERRED TAX ASSETS:
Foreign property	$280
Accrued claims	3,246
Accrued pension — ACL plan long-term	10,356
Deferred non-qualified 401(k) plan	61
Accrued post retirement medical	3,820
Accrued SCP post retirement benefits	28

$17,791

LONG-TERM DEFERRED TAX LIABILITIES:
Domestic property	$19,298
Pension asset — Jeffboat Plan	6,255
Equity investments in domestic partnerships and limited liability companies	324
Long term leases	719
Software	191

TOTAL	$26,787

NOTE 8.	EMPLOYEE BENEFIT PLANS
          The Company sponsors or participates in defined benefit plans covering both salaried and hourly employees. The plans provide for eligible employees to receive benefits based on years of service and either compensation rates near retirement or at a predetermined multiplier factor. Contributions to the plans are sufficient to meet the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan assets consist primarily of common stocks, corporate bonds and cash and cash equivalents.
          In addition to the defined benefit pension and related plans, the Company has a defined benefit post-retirement healthcare plan covering most full-time employees. The plan provides medical benefits and is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the healthcare plan anticipates future cost-sharing

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
changes to the written plan that are consistent with the Company’s expressed intent to increase the retiree contribution rate annually.
          In 2003, the Company modified the post-retirement healthcare plan by discontinuing coverage to new hires and current employees who had not reached age 50 by July 1, 2003 and by terminating the prescription drug benefit for all retirees as of January 1, 2004.
          The Company also sponsors a contributory defined contribution plan (“401(k)”) covering eligible employee groups. The Company’s non-qualified savings plan, for certain members of management, was suspended in 2003 as a result of the Chapter 11 filing. Contributions to such plans are based upon a percentage of employee contributions and were $454 and $10 for the six months ended June 30, 2005 and July 2, 2004, respectively, and $576, $391 and $1,887 in 2004, 2003, and 2002, respectively. In July 2003, the Company suspended the employer matching of employee contributions in the 401(k) plan but reinstated matching in July 2004.
          Certain employees are covered by a union-sponsored, collectively-bargained, multi-employer defined benefit pension plan. Contributions to the plan, which are based upon a union contract, were approximately $10 for the six months ended June 30, 2005 and $12 for the six months ended July 2, 2004 and $23, $23 and $7 for the years 2004, 2003 and 2002, respectively.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
          A summary of the pension and post-retirement plan components follows:

	Pension Plans

	December 31,	December 26,	December 27,
	2004	2003	2002

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation, beginning of period	$(128,325)	$(110,713)	$(92,937)
Service cost	(4,955)	(4,347)	(4,056)
Interest cost	(7,913)	(7,379)	(6,910)
Impact of plan changes	—	(47)	(1,983)
Liability loss	(1,164)	(10,811)	(10,855)
Benefits paid	8,592	4,972	6,028
Impact of spinoff of Evansville Plan	141	—	—
Impact of termination of Special Retirement Plan	628	—	—

Benefit obligation, end of period	$(132,996)	$(128,325)	$(110,713)

CHANGE IN PLAN ASSETS:
Fair value of plan assets, beginning of period	$116,919	$104,764	$112,964
Actual return on plan assets	14,517	17,114	(2,197)
Employer contributions	10	13	25
Benefits paid	(8,592)	(4,972)	(6,028)
Impact of spinoff of Evansville Plan	(111)	—	—

Fair value of plan assets, end of period	$122,743	$116,919	$104,764

FUNDED STATUS:
Funded status	$(10,253)	$(11,406)	$(5,949)
Unrecognized net actuarial loss	—	28,022	23,876
Unrecognized prior service cost	—	1,664	1,880
Net claims during 4th quarter	—	—	4

Prepaid benefit cost	$(10,253)	$18,280	$19,811

AMOUNTS RECOGNIZED IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION CONSIST OF:
Prepaid benefit cost	$15,637	$21,824	$20,806
Accrued benefit liability	(25,890)	(22,979)	(16,480)
Minimum pension liability	—	19,435	15,485

Net amount recognized	$(10,253)	$18,280	$19,811

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
          The accumulated benefit obligation for the Company’s pension plans amounts to $130,867 as of December 31, 2004.

	Post-Retirement Plans

	December 31,	December 26,	December 27,
	2004	2003	2002

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation, beginning of period	$(12,877)	$(15,304)	$(12,412)
Service cost	(497)	(483)	(474)
Interest cost	(779)	(992)	(896)
Plan participants’ contributions	(301)	(623)	(380)
Plan amendment	—	4,139	—
Actuarial (loss) gain	1,832	(1,516)	(3,254)
Benefits paid	1,851	1,902	2,112

Benefit obligation, end of period	$(10,771)	$(12,877)	$(15,304)

CHANGE IN PLAN ASSETS:
Fair value of plan assets, beginning of period	$—	$—	$—
Employer contributions	1,550	1,279	1,732
Plan participants’ contributions	301	623	380
Benefits paid	(1,851)	(1,902)	(2,112)

Fair value of plan assets, end of period	$—	$—	$—

FUNDED STATUS:
Funded status	$(10,771)	$(12,877)	$(15,304)
Unrecognized net actuarial loss	—	4,474	2,991
Unrecognized prior service cost	—	(4,139)	—
Net claims during 4th quarter	224	542	366

Accrued benefit cost	$(10,547)	$(12,000)	$(11,947)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
COMPONENTS OF NET PERIODIC BENEFIT COST:

	Reorganized	Predecessor
	Company	Company	Predecessor Company

	Six Months Ended		Fiscal Years Ended		Seven Months	Five Months
					Ended	Ended
	June 30,	July 2,	December 31,	December 26,	December 27,	May 28,
	2005	2004	2004	2003	2002	2002

Pension:
Service cost	$2,340	$2,478	$4,955	$4,348	$2,451	$1,605
Interest cost	4,048	3,956	7,913	7,379	4,095	2,816
Expected return on plan assets	(5,036)	(5,090)	(10,180)	(10,461)	(6,347)	(4,848)
Amortization of prior service costs	—	108	216	216	103	(854)
Loss (gain) amortization	—	432	863	11	—	(13)

Net periodic benefit cost (income)	$1,352	$1,884	$3,767	$1,493	$302	$(1,294)

Post-retirement:
Service cost	$174	$248	$497	$483	$279	$195
Interest cost	324	390	779	992	524	372
Amortization of prior service costs	—	(546)	(1,095)	—	—	(120)
Loss (gain) amortization	—	202	405	152	—	(87)
Fresh start accounting adjustment	—	—	(991)	—	—	—

Net periodic benefit cost (income)	$498	$294	$(405)	$1,627	$803	$360

          The Company uses a September 30 measurement date in determining pension and other post-retirement benefit measurements for its plans.
WEIGHTED-AVERAGE ASSUMPTIONS:

	Reorganized	Predecessor
	Company	Company	Predecessor Company

	Six Months Ended		Fiscal Years Ended		Seven Months	Five Months
					Ended	Ended
	June 30,	July 2,	December 31,	December 26,	December 27,	May 28,
	2005	2004	2004	2003	2002	2002

Pension:
Discount rate	6.25%	6.25%	6.25%	6.25%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	8.50%	8.50%	9.00%	9.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
          The Company employs a historical market and peer review approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

	Reorganized	Predecessor
	Company	Company	Predecessor Company

	Six Months Ended		Fiscal Years Ended		Seven Months	Five Months
					Ended	Ended
	June 30,	July 2,	December 31,	December 26,	December 27,	May 28,
	2005	2004	2004	2003	2002	2002

Post-retirement:
Discount rate	6.25%	6.75%	6.25%	6.75%	7.25%	7.50%
          The net post-retirement benefit obligation was determined using the assumption that the health care cost trend rate for retirees was 10.0% for the year ended December 31, 2004, decreasing gradually to a 5.0% trend rate by 2011 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate would have increased the accumulated post-retirement benefit obligation as of December 31, 2004 by $125 and the aggregate of the service and interest cost components of net periodic post-retirement benefit expense for 2004 by $9.
Pension Plan Assets
          The following table presents the fair value percentage of plan assets in each asset category.

	December 31,	December 26,
Asset Category	2004	2003

Equity securities	66.9%	66.0%
Debt securities	33.0	33.7
Cash	0.1	0.3

Total	100.0%	100.0%

Investment Policies and Strategies
          The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value and small, mid and large capitalizations.
          Target allocations are maintained through monthly rebalancing procedures. The target allocation is 65% equity and 35% debt. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Plans with Benefit Obligations in Excess of Plan Assets
          The ACL LLC Pension Plan has projected benefit obligations and accumulated benefit obligations in excess of the plan assets as of December 31, 2004, as follows.

ACL LLC
Pension Plan

Projected Benefit Obligation	$(103,231)
Accumulated Benefit Obligation	(101,108)
Plan Assets	77,341
Contributions and Payments
          The post-retirement benefit plan is unfunded. The Company expects to pay $896 in medical benefits under the plan in 2005, net of retiree contributions. The pension plans are funded and held in trust. The Company expects to contribute $4,000 to the pension plans in 2005. The expected payments to plan participants are as follows:

		Post-retirement
	Pension Plans	Medical Plan

2005	$4,196	$896
2006	4,472	871
2007	4,959	869
2008	5,550	860
2009	6,182	879
Next 5 years	43,037	5,465

NOTE 9.	LEASE OBLIGATIONS
          The Company leases buildings, data processing hardware and operating equipment under various operating leases and charter agreements, which expire from 2005 to 2019 and which generally have renewal options at similar terms. Certain vessel leases also contain purchase options at prices approximating fair value of the leased vessels. Rental expense under continuing obligations was $10,615 and $12,212 for the six months ended June 30, 2005 and July 2, 2004, respectively, and $24,189 for the year ended December 31, 2004; $37,044 for the year ended December 26, 2003; $29,896 for the seven months ended December 27, 2002 and $23,121 for the five months ended May 28, 2002.
          At December 31, 2004, obligations under the Company’s operating leases with initial or remaining noncancelable lease terms longer than one year and capital leases were as follows:

						2010 and
	2005	2006	2007	2008	2009	After

Operating Lease Obligations	$18,251	$17,519	$15,784	$15,136	$14,058	$45,791
Future Capital Lease Obligations	460	460	192	—	—	—
          The total future minimum lease payments under capital leases of $1,112 less an interest amount of $128 results in a present value of net minimum lease payments of $984 which is recorded in other current liabilities and other long-term liabilities at December 31, 2004.
          The Company incurred interest expense related to capital leases of $45 and $63 for the six months ended June 30, 2005 and July 2, 2004, respectively, and $117 for the year ended December 31, 2004; $150

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
for the year ended December 26, 2003; $101 for the seven months ended December 27, 2002 and $220 for the five months ended May 28, 2002.

NOTE 10.	RELATED PARTY TRANSACTIONS
          The Company recorded terminal service expense with GMS of $734 for the year ended December 31, 2004; $1,313 for the year ended December 26, 2003; $579 for the seven months ended December 27, 2002 and $330 for the five months ended May 28, 2002. On October 6, 2004, ACL LLC sold its 50% interest in GMS to Mid-South Terminal Company, L.P. for $14,000 in cash.
          The Company recorded charter income from UABL of $3,135 for the year ended December 31, 2004; $10,125 for the year ended December 26, 2003; $5,936 for the seven months ended December 27, 2002 and $4,493 for the five months ended May 28, 2002. The Company also recorded administrative fee expenses to UABL of $2,274 for the year ended December 31, 2004; $7,344 for the year ended December 26, 2003; $4,306 for the seven months ended December 27, 2002 and $3,158 for the five months ended May 28, 2002. These expenses are included in material, supplies and other in the consolidated statement of operations. The Company sold used barges to UABL totaling $480 in 2003. At December 31, 2004 the Company had no outstanding accounts receivable or payable with UABL and receivables of $1,755 and payables of $25 with UABL at December 26, 2003. On April 23, 2004, ACL LLC sold its interest in UABL to Ultrapetrol (Bahamas) Limited for $24,100, plus the return to ACL LLC’s subsidiary ACBL Hidrovías Ltd. of 2,000 previously issued shares of ACBL Hidrovías Ltd. and the assumption of certain liabilities. A loss of $35,197 was recognized as a result of this sale.
          The Company earned no terminal service revenue from GMSV in 2005, 2004 or 2003 and $1,527 in terminal service revenue from GMSV in 2002. The Company had $3,346, $4,018 and $4,519 in receivables from GSMV for loans and advances at June 30, 2005, December 31, 2004 and December 26, 2003, respectively. The Company also guarantees a loan to GMSV from the International Finance Corporation that had outstanding balances of $1,070 and $1,426, at June 30, 2005 and December 31, 2004, respectively.
          The Company sold new barges for $47,757 to Vessel Leasing in 2001. Profit on the sale of barges to Vessel Leasing was deferred by Jeffboat LLC, a wholly owned, direct subsidiary of ACL LLC, and was being recognized over the life of the lease. Deferred profit was eliminated with purchase accounting adjustments as a result of the Danielson recapitalization at May 29, 2002. All of these barges, except for the capital leases of $3,924, were leased by Vessel Leasing to the Company as operating leases which resulted in Company charter expense of $1,760 for the five months ended May 28, 2002.
          On May 29, 2002, DHC issued 339,040 shares of restricted DHC common stock to Company management. These restricted shares have been valued at fair value at the date of issuance and vest one third annually over a three year period. The full value of these shares is recorded as other capital with an offset to unearned compensation in stockholder’s equity. As employees render service over the vesting period, compensation expense is recorded and unearned compensation is reduced. In the years 2004 and 2003 and the last seven months of 2002, 5,015, 102,333 and 53,173 shares, respectively, of restricted DHC common stock were cancelled. As of the effective date of the reorganization, 29,091 unvested restricted shares of DHC stock held by Company management were cancelled.
          On July 24, 2002, the Board of Directors of DHC amended DHC’s 1995 Stock and Incentive Plan and granted stock options to management of the Company for 1,560,000 shares of DHC common stock. The options have an exercise price of $5.00 per share and expire 10 years from the date of grant. One half of the options time vested over a 4 year period in equal annual installments and one half of the

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
options vested over a 4 year period in equal annual installments contingent upon the financial performance of the Company. In 2004, options for 58,750 shares were exercised and options for 120,000 shares of DHC common stock were cancelled due to terminations. During the year 2003 and the last seven months of 2002, options to purchase 1,018,750 and 155,000 shares of DHC common stock, respectively, were forfeited due to terminations and the Company not achieving the financial performance targets. Options to purchase 207,500 shares are outstanding as of December 31, 2004. The remaining options to purchase 207,500 shares accelerated and became fully vested on January 11, 2005 due to the change in the Company’s ownership.
          The Company accounted for these stock options under the intrinsic value method based on APB 25, “Accounting for Stock Issued to Employees”. Because the market price of DHC common stock was not greater than the exercise price of the options at the date of grant and the financial performance targets have not been met, no compensation expense has been recognized in the consolidated financial statements related to the options to purchase shares of DHC common stock.

NOTE 11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fuel Price Risk Management
          The Company from time to time uses fuel rate caps and forward fuel purchases to provide partial short-term protection against a sharp increase in diesel fuel prices. These instruments generally cover a portion of the Company’s forecasted diesel fuel needs for towboat operations. The Company accounts for these instruments as cash flow hedges. In accordance with SFAS No. 133, such financial instruments are marked-to-market and, if they qualify for hedge accounting, the offset is recorded to other comprehensive income and then subsequently recognized as a component of fuel expense when the underlying fuel being hedged is used. If these instruments do not qualify for hedge accounting (correlation ratio is less than 0.8), such changes in value would be recorded through the statement of operations rather than other comprehensive income. The Company also has barging customer contract rate provisions for changes in fuel prices for approximately 70% of gallons consumed by the Company. The adjustments are deferred one calendar quarter.
          There are no fuel rate cap contracts or forward fuel purchases outstanding as of June 30, 2005. At December 31, 2004, the Company had forward fuel rate cap contracts outstanding with an aggregate historical cost of $589 and a fair value of approximately $412, which has been recorded in other current assets on the consolidated statement of financial position. Under the rate cap agreements, the Company received reimbursement from the seller if the average index price defined in the agreements exceeded $1.13 – $1.28 per gallon. There were 7.7 million gallons protected under the caps on the contracts at December 31, 2004, all of which expired in March 2005. At December 26, 2003, the Company had fuel rate cap contracts outstanding with an aggregate historical cost of $917 and a fair value of $1,437, which has been recorded in other current assets on the consolidated statement of financial position.

Interest Rate Risk Management
          The Company recognized changes in the fair value of interest rate swap agreements entered into by GMS to protect against fluctuations in interest rates. Such changes are recorded in other assets or liabilities on the accompanying consolidated statement of financial position, with the offset recorded as comprehensive income (loss) or other income (expense) depending on whether the swap is an effective or ineffective hedge. The Company’s share of the change in fair value of the swap agreements amounted to $(121) in 2004 and $440 in 2003. The Company sold its investment in GMS in October 2004.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
          Due to the emergence from Chapter 11, the recent refinancing of most of the debt and the application of fresh start accounting, the carrying value of the debt equals the fair value. The fair value of the fuel rate cap is based on quoted market values as of the dates reported. See Note 6 for further information on debt and the discussion above for information on the fuel rate cap.

NOTE 12.	CONTINGENCIES
          Certain legal actions are pending against the Company in which claims are made in substantial amounts. While the ultimate results of pending litigation cannot be predicted with certainty, management does not currently expect that resolution of these matters would have a material adverse effect on the Company’s business, results of operations or financial condition.

NOTE 13.	BUSINESS SEGMENTS
          The Company has two reportable business segments — barging and manufacturing. The Company’s barging segment includes barge transportation operations in North and South America and domestic fleeting facilities that provide fleeting, shifting, cleaning and repair services at various locations along the inland waterways. The manufacturing segment manufactures marine equipment for the Company’s domestic and international fleets, as well as external customers.
          Management evaluates performance based on segment earnings, which is defined as operating income. The accounting policies of the reportable segments are consistent with those described in the summary of significant accounting policies. The items below reflect intersegment revenue and operating income. On a consolidated basis, intersegment revenue and income are eliminated and assets that are sold between segments are transferred at cost.
          Reportable segments are business units that offer different products or services. The reportable segments are managed separately because they provide distinct products and services to internal and external customers.

			All Other	Intersegment
	Barging	Manufacturing	Segments(1)	Eliminations	Total

Six months ended June 30, 2005
Revenues from external customers	$278,262	$46,074	$4,972	$—	$329,308
Intersegment revenues	369	4,827	13	(5,209)	—

Total revenue	278,631	50,901	4,985	(5,209)	329,308
Operating income	9,281	1,718	1,168	(23)	12,144
Six months ended July 2, 2004
Revenues from external customers	$240,651	$48,408	$4,261	$—	$293,320
Intersegment revenues	326	473	8	(807)	—

Total revenue	240,977	48,881	4,269	(807)	293,320
Operating (loss) income	(6,851)	195	(245)	—	(6,901)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

			All Other	Intersegment
	Barging	Manufacturing	Segments(1)	Eliminations	Total

Year ended December 31, 2004
Revenues from external customers	$525,521	$97,988	$8,789	$—	$632,298
Intersegment revenues	569	1,327	8	(1,904)	—

Total revenue	526,090	99,315	8,797	(1,904)	632,298
Depreciation and amortization expense	48,403	3,049	1,723	—	53,175
Operating income	22,284	2,889	186	—	25,359
Segment assets	610,885	63,764	10,819	—	685,468
Property additions	10,936	1,057	527	—	12,520
Year ended December 26, 2003
Revenues from external customers	$542,764	$70,208	$7,099	$—	$620,071
Intersegment revenues	396	1,544	—	(1,940)	—

Total revenue	543,160	71,752	7,099	(1,940)	620,071
Depreciation and amortization expense	50,592	2,917	1,409	—	54,918
Operating income (loss)	1,367	(810)	(477)	—	80
Segment assets	719,876	64,035	28,285	—	812,196
Property additions	8,541	598	70	—	9,209
Seven months ended December 27, 2002
Revenues from external customers	$377,498	$43,994	$6,555	$—	$428,047
Intersegment revenues	393	720	—	(1,113)	—

Total revenue	377,891	44,714	6,555	(1,113)	428,047
Depreciation and amortization expense	35,337	1,411	659	—	37,407
Operating income (loss)	14,896	(1,866)	963	—	13,993
Segment assets	728,856	55,236	27,549	—	811,641
Property additions	6,572	880	305	—	7,757
Five months ended May 28, 2002
Revenues from external customers	$243,202	$37,659	$3,944	$—	$284,805
Intersegment revenues	338	560	20	(918)	—

Total revenue	243,540	38,219	3,964	(918)	284,805
Depreciation and amortization expense	20,373	989	462	—	21,824
Operating (loss) income	(21,298)	1,481	972	—	(18,845)
Property additions	5,067	481	57	—	5,605

(1)	Financial data for segments below the reporting thresholds is attributable to a segment operating terminals along the U.S. inland waterways and in Venezuela.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

Geographic Information

	Revenues

			Seven Months	Five Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 26,	December 27,	May 28,
	2004	2003	2002	2002

United States	$601,821	$583,961	$397,603	$272,548
South America	30,477	36,110	30,444	12,257

Total	$632,298	$620,071	$428,047	$284,805

	Properties — Net

	December 31,	December 26,	December 27,
	2004	2003	2002

United States	$422,752	$512,404	$548,327
South America	13,930	27,740	37,458

Total	$436,682	$540,144	$585,785

          Revenues are attributed to countries based on the location of the service provided. Properties represent the only significant long-lived assets of the Company.

Major Customer
          Revenues from one customer of the barging segment represented approximately 13% for the year ended December 31, 2004; 15% for the year ended December 26, 2003; 16% for the seven months ended December 27, 2002 and 14% for the five months ended May 28, 2002 of the Company’s consolidated revenues.

NOTE 14.	QUARTERLY DATA (UNAUDITED)

	Six Months Ended
	June 30, 2005

	1st	2nd

Revenue	$146,322	$182,986
Operating Income	360	11,784
Net (Loss) Earnings	(6,328)	6,033

	Year Ended December 31, 2004

	1st	2nd	3rd	4th	Total

Revenue	$140,910	$152,410	$158,716	$180,262	$632,298
Operating (Loss) Income	(7,380)	479	10,485	21,775	25,359
(Loss) Income Before Reorganization Items, Fresh Start Adjustments and Extraordinary Gain	(17,150)	(7,786)	2,295	11,628	(11,013)
Reorganization Items	6,624	40,770	3,826	5,701	56,921
Fresh Start Adjustments	—	—	—	83,030	83,030
Extraordinary Gain on Discharge of Debt	—	—	—	(155,358)	(155,358)
Net (Loss) Earnings	(23,774)	(48,556)	(1,531)	78,255	4,394

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

	Year Ended December 26, 2003

	1st	2nd	3rd	4th	Total

Revenue	$140,302	$159,477	$149,969	$170,323	$620,071
Operating (Loss) Income	(26,260)	(153)	9,586	16,907	80
(Loss) Income Before Reorganization Items	(39,173)	(8,426)	1,753	8,614	(37,232)
Reorganization Items	6,616	5,908	4,688	7,132	24,344
Net (Loss) Earnings	(45,789)	(14,334)	(2,935)	1,482	(61,576)
          The Company’s business is seasonal, and its quarterly revenues and profits historically are lower during the first and second fiscal quarters of the year (January through June) and higher during the third and fourth fiscal quarters (July through December) due to the North American grain harvest.
          Reorganization items in 2004 and 2003 are due to the Chapter 11 filing which occurred on January 31, 2003 as described in Note 2. In the second quarter of 2004, a loss of $35,197 occurred from the sale of Argentina assets. Due to the emergence from bankruptcy, the Company applied fresh start accounting on December 31, 2004 which resulted in $83,030 in fresh start adjustments and an extraordinary gain on the discharge of debt for $155,358 (see Note 3).

NOTE 15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
          Accumulated other comprehensive income (loss) consists of the following:

	June 30,	Dec. 31,	Dec. 26,
	2005	2004	2003

Unrealized gain (loss) on cash flow hedging instruments:
Fuel swaps	$—	$—	$520
Interest rate swaps	—	—	150
Foreign currency translation	—	—	912
Minimum pension liability	—	—	(19,436)

	$—	$—	$(17,854)

          Other comprehensive (loss) income related to the Company’s investment in GMS was $(1,033) for the year ended December 31, 2004; $973 for the year ended December 26, 2003; $89 for the seven months ended December 27, 2002 and $192 for the five months ended May 28, 2002, related to interest rate swaps and foreign currency translation.

NOTE 16.	STOCKHOLDERS’ EQUITY
          As of June 30, 2005, giving retroactive effect to changes in authorized shares effective July 18, 2005 and the stock dividend discussed in Note 18, ACL Inc. had 125,000,000 authorized shares and 23,241,716 shares issued and outstanding. ACL Inc. has 1,818,704 shares reserved for grants to management and directors under the ACL Inc. Equity Award Plan. Of these reserved shares, 754,976 shares of restricted stock have been granted and are included in the issued and outstanding shares as of June 30, 2005. Options to purchase 1,021,084 unrestricted shares have also been granted as of June 30, 2005 under the ACL Inc. Equity Award Plan.
          Additionally ACL Inc. has 1,440,000 shares reserved for grants to employees under the American Commercial Lines Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”). Of these reserved shares, 56,072 shares of restricted stock have been granted and are included in the issued and outstanding shares

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
as of June 30, 2005. Options to purchase 84,108 unrestricted shares have also been granted as of June 30, 2005 under the Stock Incentive Plan.
          The options and the restricted shares have been recorded as a credit to other capital, based on the fair value as of the grant date, with an offset to unearned compensation in stockholders’ equity. As employees and directors render service over the vesting periods, general and administrative expense is recorded and unearned compensation is reduced. During the first six months of 2005, $2,101 in expense was recognized and as of June 30, 2005, the balance in unearned compensation is $4,420.

NOTE 17.	GUARANTOR FINANCIAL STATEMENTS
          The following supplemental financial information sets forth on a combined basis, combining statements of financial position, statements of operations and statements of cash flows for the guarantors and non-guarantor subsidiaries as of June 30, 2005, December 31, 2004, and December 26, 2003 and for the six months ended June 30, 2005 and July 2, 2004 and years ended December 31, 2004 and December 26, 2003, the seven months ended December 27, 2002 and the five months ended May 28, 2002.
          ACL Inc. is American Commercial Lines Inc.
          The Parent Corporation is American Barge Line Company.
          The Parent Guarantor is Commercial Barge Line Company.
          The Issuers are American Commercial Lines LLC and ACL Finance Corp.
          The Subsidiary Guarantors include: American Commercial Barge Line LLC; ACBL Liquid Sales LLC; American Commercial Lines International LLC; American Commercial Terminals — Memphis LLC; American Commercial Terminal LLC; American Commercial Logistics LLC; Houston Fleet LLC; Jeffboat LLC; Louisiana Dock Company LLC; Orinoco TASA LLC; and Orinoco TASV LLC.
          The Non-Guarantor Subsidiaries include: ACBL Hidrovías Ltd.; ACBL Venezuela Ltd.; ACBL de Venezuela, C.A.; ACBL Riverside Terminals C.A.; ACBL Dominicana S.A.; and Vessel Leasing LLC.
          The Non-Guarantor Subsidiaries were not included in the Chapter 11 bankruptcy filing of January 31, 2003.

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Financial Position at June 30, 2005
(Unaudited)

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuers	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$—	$—	$—	$2,103	$31	$4,580	$—	$6,714
Cash, Restricted	—	—	—	—	—	9,452	—	9,452
Accounts Receivable, Net	—	—	—	30	77,104	6,178	—	83,312
Accounts Receivable — Related Parties		—	—	—	3,355	32	—	3,387
Accounts Receivable — Intercompany	—	—	(2)	161,249	(157,057)	(4,190)	—	—
Materials and Supplies	—	—	—	—	60,610	1,834	—	62,444
Deferred Tax Asset — Current	—	—	5,986	—	—	—	—	5,986
Other Current Assets	—	—	—	1,813	14,506	1,136	(399)	17,056

Total Current Assets	—	—	5,984	165,195	(1,451)	19,022	(399)	188,351
PROPERTIES — Net	—	—	—	304,053	63,150	49,194	—	416,397
PENSION ASSETS	—	—	—	—	16,171	—	—	16,171
INVESTMENT IN SUBSIDIARIES	101,868	101,868	102,126	(27,273)	(113,377)	1,291	(166,503)	—
INVESTMENT IN EQUITY INVESTEES	—	—	—	—	3,754	837	—	4,591
DEFERRED TAX ASSET	—	—	18,867	—	—	—	—	18,867
OTHER ASSETS	—	—	—	9,168	5,980	68	—	15,216

Total Assets	$101,868	$101,868	$126,977	$451,143	$(25,773)	$70,412	$(166,902)	$659,593

LIABILITIES
CURRENT LIABILITIES
Accounts Payable	$—	$—	$2	$58	$22,689	$348	$—	$23,097
Accrued Payroll and Fringe Benefits	—	—	—	77	23,360	—	—	23,437
Deferred Revenue	—	—	—	—	15,145	(356)	241	15,030
Accrued Claims and Insurance Premiums	—	—	—	—	10,250	—	—	10,250
Accrued Interest	—	—	—	8,059	94	158	—	8,311
Current Portion of Long-Term Debt	—	—	—	—	—	2,887	—	2,887
Accrued Reorganization Claims and Fees	—	—	—	—	3,100	—	—	3,100
Other Liabilities	—	—	5,335	94	27,150	2,698	—	35,277

Total Current Liabilities	—	—	5,337	8,288	101,788	5,735	241	121,389
LONG-TERM DEBT	—	—	—	334,500	9,464	27,992	—	371,956
PENSION LIABILITY	—	—	—	—	23,818	—	—	23,818
DEFERRED TAX LIABILITY	—	—	24,853	—	—	—	—	24,853
OTHER LONG-TERM LIABILITIES	—	—	—	—	10,776	5,574	(641)	15,709

Total Liabilities	—	—	30,190	342,788	145,846	39,301	(400)	557,725

STOCKHOLDERS’ EQUITY
Common Stock	232	—	—	—	—	1,813	(1,813)	232
Member’s Interest	—	—	—	—	—	10,880	(10,880)	—
Other Capital	106,351	106,583	106,583	106,583	—	50,518	(370,267)	106,351
Unearned Compensation	(4,420)	(4,420)	(4,420)	(4,420)	—	—	13,260	(4,420)
Retained Deficit	(295)	(295)	(5,376)	6,192	(171,619)	(32,100)	203,198	(295)

Total Stockholders’ Equity (Deficit)	101,868	101,868	96,787	108,355	(171,619)	31,111	(166,502)	101,868

Total Liabilities and Stockholders’ Equity	$101,868	$101,868	$126,977	$451,143	$(25,773)	$70,412	$(166,902)	$659,593

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Financial Position at December 31, 2004

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$—	$—	$—	$39,452	$30	$7,163	$—	$46,645
Cash, Restricted	—	—	—	—	—	9,182	—	9,182
Accounts Receivable, Net	—	—	—	92	66,694	7,119	—	73,905
Accounts Receivable — Related Parties	—	—	—	—	3,791	301	—	4,092
Accounts Receivable — Intercompany	—	—	—	145,701	(144,011)	(1,690)	—	—
Materials and Supplies	—	—	—	—	44,270	2,087	—	46,357
Deferred Tax Asset — Current	—	—	3,916	—	—	—	—	3,916
Other Current Assets	—	—	—	4,942	15,116	1,531	—	21,589

Total Current Assets	—	—	3,916	190,187	(14,110)	25,693	—	205,686
PROPERTIES — Net	—	—	—	322,052	63,450	51,180	—	436,682
PENSION ASSETS	—	—	—	—	15,638	—	—	15,638
INVESTMENT IN SUBSIDIARIES	100,098	100,098	100,098	(39,322)	37,319	977	(299,268)	—
INVESTMENT IN EQUITY INVESTEES	—	—	—	—	3,368	1,028	—	4,396
DEFERRED TAX ASSET	—	—	17,791	—	—	—	—	17,791
OTHER ASSETS	—	—	—	(270)	5,474	71	—	5,275

Total Assets	$100,098	$100,098	$121,805	$472,647	$111,139	$78,949	$(299,268)	$685,468

LIABILITIES
CURRENT LIABILITIES
Accounts Payable	$—	$—	$—	$35	$24,505	$921	$—	$25,461
Accrued Payroll and Fringe Benefits	—	—	—	9	16,736	—	—	16,745
Deferred Revenue	—	—	—	—	13,760	—	—	13,760
Accrued Claims and Insurance Premiums	—	—	—	—	13,127	—	—	13,127
Accrued Interest	—	—	—	1,114	—	159	—	1,273
Current Portion of Long-Term Debt	—	—	—	—	—	2,887	—	2,887
Accrued Reorganization Claims and Fees	—	—	—	—	15,603	—	—	15,603
Other Liabilities	—	—	—	291	21,276	3,373	—	24,940

Total Current Liabilities	—	—	—	1,449	105,007	7,340	—	113,796
LONG-TERM DEBT	—	—	—	364,717	9,464	29,365	403,546
PENSION LIABILITY	—	—	—	—	22,120	—	—	22,120
DEFERRED TAX LIABILITY	—	—	26,787	—	—	—	—	26,787
OTHER LONG-TERM LIABILITIES	—	—	—	154	10,291	8,676	—	19,121

Total Liabilities	—	—	26,787	366,320	146,882	45,381	—	585,370

STOCKHOLDERS’ EQUITY
Common Stock	—	—	—	—	—	1,813	(1,813)	—
Member’s Interest	—	—	—	—	—	10,663	(10,663)	—
Other Capital	100,098	100,098	95,018	106,327	(35,743)	50,518	(316,218)	100,098
Retained Deficit	—	—	—	—	—	(29,426)	29,426	—

Total Stockholders’ Equity (Deficit)	100,098	100,098	95,018	106,327	(35,743)	33,568	(299,268)	100,098

Total Liabilities and Stockholders’ Equity	$100,098	$100,098	$121,805	$472,647	$111,139	$78,949	$(299,268)	$685,468

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Financial Position at December 26, 2003

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$—	$—	$—	$31,640	$33	$3,602	$—	$35,275
Cash, Restricted	—	—	—	—	—	7,754	—	7,754
Accounts Receivable — Net	—	—	—	5	64,363	9,836	—	74,204
Accounts Receivable — Related Parties	—	—	—	—	4,027	2,329	—	6,356
Accounts Receivable — Intercompany	—	—	—	(66,653)	73,205	(6,805)	253	—
Materials and Supplies	—	—	—	—	31,671	1,419	—	33,090
Other Current Assets	—	—	—	2,222	15,953	1,409	(4,045)	15,539

Total Current Assets	—	—	—	(32,786)	189,252	19,544	(3,792)	172,218
PROPERTIES — NET	—	—	—	393,111	75,760	71,273	—	540,144
ADVANCES TO AFFILIATES — L/ T	—	—	—	113,411	—	—	(113,411)	—
PENSION ASSETS	—	—	—	—	21,824	—	—	21,824
INVESTMENT IN SUBSIDIARIES	—	—	—	148,102	(142,286)	923	(6,739)	—
INVESTMENTS IN EQUITY INVESTEES	—	—	—	—	15,132	42,730	—	57,862
OTHER ASSETS	—	—	—	1,288	19,601	111	(852)	20,148

Total Assets	$—	$—	$—	$623,126	$179,283	$134,581	$(124,794)	$812,196

LIABILITIES
CURRENT LIABILITIES
Accounts Payable	$—	$—	$—	$1	$20,786	$1,046	$—	$21,833
Accrued Payroll and Fringe Benefits	—	—	—	79	13,996	—	—	14,075
Deferred Revenue	—	—	—	—	8,180	4,045	(4,045)	8,180
Accrued Claims and Insurance Premiums	—	—	—	—	4,924	—	—	4,924
Accrued Interest	—	—	—	5,050	—	134	—	5,184
Current Portion of Long-Term Debt	—	—	—	50,000	—	34,996	—	84,996
Other Liabilities	—	—	—	279	23,543	1,634	—	25,456
Other Liabilities — Related Parties	—	—	—	—	—	24	—	24
Liabilities Subject to Compromise	—	—	—	587,589	39,931	—	—	627,520

Total Current Liabilities	—	—	—	642,998	111,360	41,879	(4,045)	792,192
LONG-TERM NOTE PAYABLE TO AFFILIATE	—	—	—	—	15,000	98,411	(113,411)	—
PENSION LIABILITY	—	—	—	—	21,516	—	—	21,516
OTHER LONG-TERM LIABILITIES	—	—	—	—	11,425	7,589	(852)	18,162

Total Liabilities	—	—	—	642,998	159,301	147,879	(118,308)	831,870

MEMBER’S (DEFICIT) EQUITY
Common Stock	—	—	—	—	141	1,811	(1,952)	—
Member’s Interest	—	—	—	85,025	85,025	10,512	(95,537)	85,025
Other Capital	—	—	—	303,372	51,645	49,063	(403,059)	1,021
Unearned Compensation	—	—	—	(289)	(289)	—	289	(289)
Retained (Deficit) Earnings	—	—	—	(390,126)	(79,278)	(74,684)	456,511	(87,577)
Accumulated Other Comprehensive Loss	—	—	—	(17,854)	(37,262)	—	37,262	(17,854)

Total Member’s (Deficit) Equity	—	—	—	(19,872)	19,982	(13,298)	(6,486)	(19,674)

Total Liabilities and Member’s (Deficit) Equity	$—	$—	$—	$623,126	$179,283	$134,581	$(124,794)	$812,196

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Operations for the Six Months Ended June 30, 2005
(Unaudited)

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuers	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
REVENUE
Revenue	$—	$—	$—	$16,266	$322,160	$9,322	$(18,785)	$328,963
Revenue from Related Parties		—	—	—	345	—	—	345

	—	—	—	16,266	322,505	9,322	(18,785)	329,308
OPERATING EXPENSE
Materials, Supplies and Other	—	—	—	—	123,488	3,736	(342)	126,882
Rent	—	—	—	—	28,207	851	(18,443)	10,615
Labor and Fringe Benefits	—	—	—	—	62,131	1,973	—	64,104
Fuel	—	—	—	—	55,983	194	—	56,177
Depreciation and Amortization	—	—	—	17,921	4,763	1,818	—	24,502
Taxes, Other Than Income Taxes	—	—	—	—	8,925	—	—	8,925
Selling, General & Administrative	—	—	—	233	23,973	1,753	—	25,959

Total Operating Expenses	—	—	—	18,154	307,470	10,325	(18,785)	317,164

OPERATING (LOSS) INCOME	—	—	—	(1,888)	15,035	(1,003)	—	12,144
OTHER EXPENSE (INCOME)
Interest Expense	—	—	—	16,546	273	935	—	17,754
Interest (Income) Expense from Affiliates	—	—	—	(217)	—	217	—	—
Other, Net	295	295	37	(18,180)	914	(1,128)	12,051	(5,716)

	295	295	37	(1,851)	1,187	24	12,051	12,038

(LOSS) INCOME BEFORE INCOME TAXES	(295)	(295)	(37)	(37)	13,848	(1,027)	(12,051)	106
INCOME TAXES	—	—	258	—	100	43	—	401

NET (LOSS) INCOME	$(295)	$(295)	$(295)	$(37)	$13,748	$(1,070)	$(12,051)	$(295)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Operations for the Six Months Ended July 2, 2004
(Unaudited)

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuers	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
REVENUE
Revenue	$—	$—	$—	$31,371	$283,052	$10,286	$(34,575)	$290,134
Revenue from Related Parties	—	—	—	—	52	3,134	—	3,186

	—	—	—	31,371	283,104	13,420	(34,575)	293,320
OPERATING EXPENSE
Materials, Supplies and Other	—	—	—	1,717	125,075	6,502	(710)	132,584
Rent	—	—	—	—	44,904	1,173	(33,865)	12,212
Labor and Fringe Benefits	—	—	—	—	56,058	1,894	—	57,952
Fuel	—	—	—	—	40,342	192	—	40,534
Depreciation and Amortization	—	—	—	17,421	7,446	2,508	—	27,375
Taxes, Other Than Income Taxes	—	—	—	—	10,090	—	—	10,090
Selling, General & Administrative	—	—	—	7	17,197	2,270	—	19,474

Total Operating Expenses	—	—	—	19,145	301,112	14,539	(34,575)	300,221

OPERATING INCOME (LOSS)	—	—	—	12,226	(18,008)	(1,119)	—	(6,901)
OTHER EXPENSE (INCOME)
Interest Expense	—	—	—	18,477	63	908	—	19,448
Interest (Income) Expense from Affiliates	—	—	—	(2,806)	277	2,529	—	—
Other, Net	—	—	—	68,953	37,898	(886)	(107,692)	(1,727)

	—	—	—	84,624	38,238	2,551	(107,692)	17,721

LOSS BEFORE INCOME TAXES AND REORGANIZATION ITEMS	—	—	—	(72,398)	(56,246)	(3,670)	107,692	(24,622)
REORGANIZATION ITEMS	—	—	—	(68)	12,670	34,792	—	47,394

LOSS BEFORE INCOME TAXES	—	—	—	(72,330)	(68,916)	(38,462)	107,692	(72,016)
INCOME TAXES	—	—	—	—	23	291	—	314

NET LOSS	$—	$—	$—	$(72,330)	$(68,939)	$(38,753)	$107,692	$(72,330)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Operations for the Fiscal Year Ended December 31, 2004

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
REVENUE
Revenue	$—	$—	$—	$—	$601,305	$27,342	$—	$628,647
Revenue from Related Parties	—	—	—	61,581	1,806	7,831	(67,567)	3,651

	—	—	—	61,581	603,111	35,173	(67,567)	632,298
OPERATING EXPENSE
Materials, Supplies and Other	—	—	—	3,346	252,527	11,168	(1,091)	265,950
Rent	—	—	—	—	87,852	2,392	(66,476)	23,768
Labor and Fringe Benefits	—	—	—	—	113,025	4,394	—	117,419
Fuel	—	—	—	—	89,341	502	—	89,843
Depreciation and Amortization	—	—	—	33,876	14,942	4,357	—	53,175
Taxes, Other Than Income Taxes	—	—	—	—	19,351	1	—	19,352
Selling, General & Administrative	—	—	—	(2)	32,722	4,712	—	37,432

Total Operating Expenses	—	—	—	37,220	609,760	27,526	(67,567)	606,939

OPERATING INCOME (LOSS)	—	—	—	24,361	(6,649)	7,647	—	25,359
OTHER EXPENSE (INCOME)
Interest Expense	—	—	—	37,096	117	1,810	—	39,023
Interest (Income) Expense from Affiliates	—	—	—	(3,283)	544	2,739	—	—
Other, Net	—	—	(9,474)	199,466	23,380	(81,824)	(135,986)	(4,438)

	—	—	(9,474)	233,279	24,041	(77,275)	(135,986)	34,585

INCOME (LOSS) BEFORE REORGANIZATION ITEMS, FRESH START ADJUSTMENTS, INCOME TAXES AND EXTRAORDINARY ITEM	—	—	9,474	(208,918)	(30,690)	84,922	135,986	(9,226)
REORGANIZATION ITEMS	—	—	—	(157)	22,295	34,783	—	56,921
FRESH START ADJUSTMENTS	—	—	5,080	29,965	53,503	(5,518)	—	83,030

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	—	—	4,394	(238,726)	(106,488)	55,657	135,986	(149,177)
INCOME TAXES	—	—	—	—	174	1,613	—	1,787

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	—	—	4,394	(238,726)	(106,662)	54,044	135,986	(150,964)
EXTRAORDINARY ITEM — GAIN (LOSS) ON DISCHARGE OF DEBT	—	—	—	248,200	(92,842)	—	—	155,358

NET INCOME (LOSS)	$—	$—	$4,394	$9,474	$(199,504)	$54,044	$135,986	$4,394

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Operations for the Fiscal Year Ended December 26, 2003

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
REVENUE
Revenue	$—	$—	$—	$—	$583,678	$25,985	$—	$609,663
Revenue from Related Parties	—	—	—	55,972	1,961	14,732	(62,257)	10,408

	—	—	—	55,972	585,639	40,717	(62,257)	620,071
OPERATING EXPENSE
Materials, Supplies and Other	—	—	—	1,978	241,614	17,911	(1,425)	260,078
Rent	—	—	—	—	96,076	1,364	(60,832)	36,608
Labor and Fringe Benefits	—	—	—	—	117,019	4,609	—	121,628
Fuel	—	—	—	—	82,829	598	—	83,427
Depreciation and Amortization	—	—	—	31,612	16,510	6,796	—	54,918
Taxes, Other Than Income Taxes	—	—	—	—	21,862	—	—	21,862
Selling, General & Administrative	—	—	—	55	37,892	3,523	—	41,470

Total Operating Expenses	—	—	—	33,645	613,802	34,801	(62,257)	619,991

OPERATING INCOME (LOSS)	—	—	—	22,327	(28,163)	5,916	—	80
OTHER EXPENSE (INCOME) Interest Expense	—	—	—	38,631	150	2,733	—	41,514
Interest (Income) Expense from Affiliates	—	—	—	(7,876)	465	7,411	—	—
Other, Net	—	—	—	53,131	(504)	(4,688)	(54,242)	(6,303)

	—	—	—	83,886	111	5,456	(54,242)	35,211

(LOSS) INCOME BEFORE REORGANIZATION ITEMS AND INCOME TAXES	—	—	—	(61,559)	(28,274)	460	54,242	(35,131)
REORGANIZATION ITEMS	—	—	—	(138)	24,482	—	—	24,344

(LOSS) INCOME BEFORE INCOME TAXES	—	—	—	(61,421)	(52,756)	460	54,242	(59,475)
INCOME TAXES	—	—	—	155	116	1,830	—	2,101

NET LOSS	$—	$—	$—	$(61,576)	$(52,872)	$(1,370)	$54,242	$(61,576)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Operations for the Seven Months Ended December 27, 2002

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
REVENUE
Revenue	$—	$—	$—	$—	$397,804	$22,209	$—	$420,013
Revenue from Related Parties	—	—	—	32,594	1,514	10,064	(36,138)	8,034

	—	—	—	32,594	399,318	32,273	(36,138)	428,047
OPERATING EXPENSE
Materials, Supplies and Other	—	—	—	(89)	163,648	10,783	(703)	173,639
Restructuring				—	565	—	—	565
Rent	—	—	—	—	64,190	770	(35,435)	29,525
Labor and Fringe Benefits	—	—	—	—	76,679	2,085	—	78,764
Fuel	—	—	—	—	48,888	460	—	49,348
Depreciation and Amortization	—	—	—	27,966	5,800	3,641	—	37,407
Taxes, Other Than Income Taxes	—	—	—	—	15,258	—	—	15,258
Selling, General & Administrative	—	—	—	(15)	26,657	2,906	—	29,548

Total Operating Expenses	—	—	—	27,862	401,685	20,645	(36,138)	414,054

OPERATING INCOME (LOSS)	—	—	—	4,732	(2,367)	11,628	—	13,993
OTHER EXPENSE (INCOME)
Interest Expense	—	—	—	36,001	(1,225)	1,168	—	35,944
Interest (Income) Expense from Affiliates	—	—	—	(4,247)	(14)	4,261	—	—
Other, Net	—	—	—	(997)	(2,845)	4,089	3,060	3,307

	—	—	—	30,757	(4,084)	9,518	3,060	39,251

(LOSS) INCOME BEFORE INCOME TAXES	—	—	—	(26,025)	1,717	2,110	(3,060)	(25,258)
INCOME TAXES (BENEFIT)	—	—	—	(24)	459	308	—	743

NET (LOSS) INCOME	$—	$—	$—	$(26,001)	$1,258	$1,802	$(3,060)	$(26,001)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Operations for the Five Months Ended May 28, 2002

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
REVENUE
Revenue	$—	$—	$—	$—	$272,653	$7,154	$—	$279,807
Revenue from Related Parties	—	—	—	18,966	787	4,588	(19,343)	4,998

	—	—	—	18,966	273,440	11,742	(19,343)	284,805
OPERATING EXPENSE
Materials, Supplies and Other	—	—	—	—	121,252	8,917	(288)	129,881
Restructuring				—	13,493	—	—	13,493
Rent	—	—	—	—	41,287	565	(19,055)	22,797
Labor and Fringe Benefits	—	—	—	—	53,929	1,069	—	54,998
Fuel	—	—	—	—	30,316	118	—	30,434
Depreciation and Amortization	—	—	—	15,125	4,288	2,411	—	21,824
Taxes, Other Than Income Taxes	—	—	—	—	10,764	—	—	10,764
Selling, General & Administrative	—	—	—	40	18,035	1,384	—	19,459

Total Operating Expenses	—	—	—	15,165	293,364	14,464	(19,343)	303,650

OPERATING INCOME (LOSS)	—	—	—	3,801	(19,924)	(2,722)	—	(18,845)
OTHER EXPENSE (INCOME) Interest Expense	—	—	—	24,144	1,547	21	—	25,712
Interest (Income) Expense from Affiliates	—	—	—	(2,818)	17	2,801	—	—
Other, Net	—	—	—	27,547	6,152	(505)	(32,822)	372

	—	—	—	48,873	7,716	2,317	(32,822)	26,084

LOSS BEFORE INCOME TAXES	—	—	—	(45,072)	(27,640)	(5,039)	32,822	(44,929)
INCOME TAXES (BENEFIT)	—	—	—	(1,072)	96	57	—	(919)

NET LOSS	$—	$—	$—	$(44,000)	$(27,736)	$(5,096)	$32,822	$(44,010)

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Cash Flows for the Six Months Ended June 30, 2005
(Unaudited)

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuers	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
Net (Loss) Income	$(295)	$(295)	$(295)	$(37)	$13,748	$(1,070)	$(12,051)	$(295)
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	—	—	—	17,921	4,763	1,818	—	24,502
Interest Accretion and Debt Issuance Cost Amortization	—	—	—	2,264	—	71	—	2,335
(Gain) Loss on Property Dispositions	—	—	—	(4,339)	13	(106)	—	(4,432)
Other Operating Activities	295	295	(2,970)	(36,615)	24,769	894	11,410	(1,922)
Changes in Operating Assets and Liabilities:
Accounts Receivable	—	—	—	(125)	(9,987)	1,210	—	(8,902)
Intercompany Accounts Receivable/ Payable	—	—	(2)	15,547	(13,045)	(2,500)	—	—
Materials and Supplies	—	—	—	—	(14,372)	253	—	(14,119)
Accrued Interest	—	—	—	7,064	94	(1)	—	7,157
Other Current Assets	—	—	(2,070)	734	295	394	400	(247)
Other Current Liabilities	—	—	5,337	1,277	16,059	(1,583)	241	21,331

Net Cash Provided by (Used in) Operating Activities before Reorganization Items	—	—	—	3,691	22,337	(620)	—	25,408
Reorganization Items Paid	—	—	—	—	(12,503)	—	—	(12,503)

Net Cash Provided by (Used in) Operating Activities	—	—	—	3,691	9,834	(620)	—	12,905
INVESTING ACTIVITIES
Property Additions	—	—	—	(7,865)	(3,593)	(27)	—	(11,485)
Proceeds from Property Dispositions	—	—	—	12,663	403	300	—	13,366
Net Change in Restricted Cash	—	—	—	—	—	(270)	—	(270)
Investment in Vessel Leasing LLC	—	—	—	(2,500)	—	—	—	(2,500)
Other Investing Activities	—	—	—	(28)	(2,066)	58	—	(2,036)

Net Cash Provided by (Used in) Investing Activities	—	—	—	2,270	(5,256)	61	—	(2,925)

FINANCING ACTIVITIES
Long-Term Debt Repaid	—	—	—	(401,046)	—	(1,443)	—	(402,489)
Revolving Credit Facility Borrowings	—	—	—	170,710	—	—	—	170,710
2015 Senior Note Borrowings	—	—	—	200,000	—	—	—	200,000
Outstanding Checks	—	—	—	—	(4,577)	—	—	(4,577)
Debt Costs	—	—	—	(12,937)	—	—	—	(12,937)
Other Financing Activities	—	—	—	(37)	—	(581)	—	(618)

Net Cash (Used in) Provided by Financing Activities	—	—	—	(43,310)	(4,577)	(2,024)	—	(49,911)

(Decrease) Increase in Cash and Cash Equivalents	—	—	—	(37,349)	1	(2,583)	—	(39,931)
Cash and Cash Equivalents at Beginning of Period	—	—	—	39,452	30	7,163	—	46,645

Cash and Cash Equivalents at End of Period	$—	$—	$—	$2,103	$31	$4,580	$—	$6,714

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Cash Flows for the Six Months Ended July 2, 2004
(Unaudited)

			Parent		Subsidiary	Non-		Combined
	ACL Inc,	Parent	Guarantor	Issuers	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
Net Loss	$—	$—	$—	$(72,330)	$(68,939)	$(38,753)	$107,692	$(72,330)
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	—	—	—	17,421	7,446	2,508	—	27,375
Interest Accretion and Debt Issuance Cost Amortization	—	—	—	4,558	—	71	—	4,629
Loss on Sale of Argentina Assets	—	—	—	35,206	—	—	—	35,206
Loss on Property Dispositions	—	—	—	16	127	—	—	143
Other Operating Activities	—	—	—	(105,147)	103,088	108,402	(107,439)	(1,096)
Reorganization Items	—	—	—	—	12,188	—	—	12,188
Changes in Operating Assets and Liabilities:
Accounts Receivable	—	—	—	(2,395)	3,918	3,077	—	4,600
Intercompany Accounts Receivable/ Payable	—	—	—	11,920	(34,359)	22,692	(253)	—
Intercompany Long-term Advances/ Payables	—	—	—	101,411	(3,000)	(98,411)	—	—
Materials and Supplies	—	—	—	—	(5,346)	(603)	—	(5,949)
Accrued Interest	—	—	—	2,026	—	27	—	2,053
Other Current Assets	—	—	—	(1,086)	769	1,560	(384)	859
Other Current Liabilities	—	—	—	2,343	(1,439)	1,211	384	2,499

Net Cash Provided by (Used In) Operating Activities before Reorganization Items	—	—	—	(6,057)	14,453	1,781	—	10,177
Reorganization Items Paid	—	—	—	—	(11,629)	—	—	(11,629)

Net Cash (Used in) Provided by Operating Activities	—	—	—	(6,057)	2,824	1,781	—	(1,452)

INVESTING ACTIVITIES
Property Additions	—	—	—	(2,247)	(1,113)	(901)	—	(4,261)
Proceeds from Property Dispositions	—	—	—	595	444	—	—	1,039
Net Change in Restricted Cash	—	—	—	—	—	(513)	—	(513)
Proceeds from Sale of Argentina Assets				24,100	—	—	—	24,100
Other Investing Activities	—	—	—	—	(567)	—	—	(567)

Net Cash Provided by (Used in) Investing Activities	—	—	—	22,448	(1,236)	(1,414)	—	19,798

FINANCING ACTIVITIES
Short-Term Borrowings	—	—	—	2,354	—	—	—	2,354
DIP Credit Facility Repayments	—	—	—	(33,787)	—	—	—	(33,787)
Long-Term Debt Repaid	—	—	—	—	—	(1,443)	—	(1,443)
Outstanding Checks	—	—	—	—	(1,588)	—	—	(1,588)
Debt Costs	—	—	—	(150)	—	—	—	(150)
Other Financing Activities				—	—	(639)		(639)

Net Cash Used in Financing Activities	—	—	—	(31,583)	(1,588)	(2,082)	—	(35,253)

Net (Decrease) Increase in Cash and Cash Equivalents	—	—	—	(15,192)	—	(1,715)	—	(16,907)
Cash and Cash Equivalents at Beginning of Period	—	—	—	31,640	33	3,602	—	35,275

Cash and Cash Equivalents at End of Period	$—	$—	$—	$16,448	$33	$1,887	$—	$18,368

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Cash Flows for the Fiscal Year Ended December 31, 2004

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
Net Income (Loss)	$—	$—	$4,394	$9,474	$(199,504)	$54,044	$135,986	$4,394
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	—	—	—	33,876	14,942	4,357	—	53,175
Interest Accretion and Debt Issuance Cost Amortization	—	—	—	9,471	—	143	—	9,614
Loss on Sale of Argentina Assets	—	—	—	—	—	35,197	—	35,197
(Gain) Loss on Property Dispositions	—	—	—	(37)	284	—	—	247
Loss (Gain) on Discharge of Debt with Affiliates	—	—	—	92,842	(92,842)	—	—	—
Other Operating Activities	—	—	(9,474)	191,780	(66,179)	20,840	(135,986)	981
Reorganization Items	—	—	—	(157)	22,295	(414)	—	21,724
Fresh Start Adjustments	—	—	5,080	29,965	53,503	(5,518)	—	83,030
(Gain) Loss on Discharge of Debt	—	—	—	(248,200)	92,842	—	—	(155,358)
Changes in Operating Assets and Liabilities:
Accounts Receivable	—	—	—	(6)	(2,359)	675	—	(1,690)
Intercompany Accounts Receivable/ Payable	—	—	—	(212,354)	217,469	(5,115)	—	—
Intercompany Long-term Advances/ Payables	—	—	—	113,411	(15,000)	(98,411)	—	—
Materials and Supplies	—	—	—	—	(8,437)	(668)	—	(9,105)
Accrued Interest	—	—	—	3,901	—	25	—	3,926
Other Current Assets	—	—	—	229	2,166	663	(4,045)	(987)
Other Current Liabilities	—	—	—	3,323	(115)	4,581	4,045	11,834

Net Cash Provided by Operating Activities before Reorganization Items	—	—	—	27,518	19,065	10,399	—	56,982
Reorganization Items Paid				157	(20,942)	—	—	(20,785)

Net Cash Provided by (Used in) Operating Activities	—	—	—	27,675	(1,877)	10,399	—	36,197

INVESTING ACTIVITIES
Property Additions	—	—	—	(8,724)	(2,609)	(1,187)	—	(12,520)
Proceeds from Sale of Argentina Assets	—	—	—	24,100	—	—	—	24,100
Proceeds from Sale of Interest in GMS	—	—	—	14,000	—	—	—	14,000
Proceeds from Property Dispositions	—	—	—	3,812	1,078	—	—	4,890
Net Change in Restricted Cash	—	—	—	—	—	(1,428)	—	(1,428)
Other Investing Activities	—	—	—	483	(2,297)	—	—	(1,814)

Net Cash Provided by (Used in) Investing Activities	—	—	—	33,671	(3,828)	(2,615)	—	27,228

FINANCING ACTIVITIES
Short-Term Borrowings	—	—	—	1,693	—	—	—	1,693
DIP Credit Facility Repayments	—	—	—	(50,000)	—	—	—	(50,000)
Long-Term Debt Repaid	—	—	—	(4,274)	—	(2,887)	—	(7,161)
Outstanding Checks	—	—	—	—	5,702	—	—	5,702
Debt Costs	—	—	—	(953)	—	—	—	(953)
Other Financing Activities	—	—	—	—	—	(1,336)	—	(1,336)

Net Cash (Used in) Provided by Financing Activities	—	—	—	(53,534)	5,702	(4,223)	—	(52,055)

Net Increase (Decrease) in Cash and Cash Equivalents	—	—	—	7,812	(3)	3,561	—	11,370
Cash and Cash Equivalents at Beginning of Period	—	—	—	31,640	33	3,602	—	35,275

Cash and Cash Equivalents at End of Period	$—	$—	$—	$39,452	$30	$7,163	$—	$46,645

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Cash Flows for the Fiscal Year Ended December 26, 2003

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
Net Loss	$—	$—	$—	$(61,576)	$(52,872)	$(1,370)	$54,242	$(61,576)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	—	—	—	31,612	16,510	6,796	—	54,918
Interest Accretion and Debt Issuance Cost Amortization	—	—	—	7,844	—	1,033	—	8,877
Loss (Gain) on Property Dispositions	—	—	—	64	(338)	(13)	—	(287)
Other Operating Activities	—	—	—	61,108	(9,176)	(2,249)	(53,853)	(4,170)
Reorganization Items	—	—	—	—	24,344	—	—	24,344
Changes in Operating Assets and Liabilities:
Accounts Receivable	—	—	—	(344)	(87,911)	32,263	19,527	(36,465)
Intercompany Accounts Receivable/ Payable	—	—	—	(73,018)	77,818	(4,800)	—	—
Intercompany Long-term Advances/ Payables	—	—	—	(3,535)	(2,307)	5,842	—	—
Materials and Supplies	—	—	—	—	2,686	(405)	—	2,281
Accrued Interest	—	—	—	6,497	—	(12)	—	6,485
Other Current Assets	—	—	—	326	4,620	(7,162)	699	(1,517)
Other Current Liabilities	—	—	—	1,725	52,700	(21,007)	(20,615)	12,803

Net Cash (Used In) Provided by Operating Activities before Reorganization Items	—	—	—	(29,297)	26,074	8,916	—	5,693
Reorganization Items Paid	—	—	—	—	(21,759)	—	—	(21,759)

Net Cash (Used in) Provided by Operating Activities	—	—	—	(29,297)	4,315	8,916	—	(16,066)

INVESTING ACTIVITIES
Property Additions	—	—	—	(6,194)	(2,077)	(938)	—	(9,209)
Proceeds from Property Dispositions	—	—	—	1,369	1,039	14	—	2,422
Net Change in Restricted Cash	—	—	—	—	—	(1,426)	—	(1,426)
Other Investing Activities	—	—	—	—	(3,603)	(1)	—	(3,604)

Net Cash Used in Investing Activities	—	—	—	(4,825)	(4,641)	(2,351)	—	(11,817)

FINANCING ACTIVITIES
Short-Term Borrowings	—	—	—	5,146	—	—	—	5,146
DIP Credit Facility Borrowings	—	—	—	50,000	—	—	—	50,000
Long-Term Debt Repaid	—	—	—	(317)	—	(2,887)	—	(3,204)
Outstanding Checks	—	—	—	—	325	—	—	325
Debt Costs	—	—	—	(3,001)	—	—	—	(3,001)
Cash Dividends Paid	—	—	—	2,450	—	(2,450)	—	—
Other Financing Activities	—	—	—	—	—	(604)	—	(604)

Net Cash Provided by (Used in) Financing Activities	—	—	—	54,278	325	(5,941)	—	48,662

Net Increase (Decrease) in Cash and Cash Equivalents	—	—	—	20,156	(1)	624	—	20,779
Cash and Cash Equivalents at Beginning of Period	—	—	—	11,484	34	2,978		14,496

Cash and Cash Equivalents at End of Period	$—	$—	$—	$31,640	$33	$3,602	$—	$35,275

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Cash Flows for the Seven Months Ended December 27, 2002

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
Net (Loss) Income	$—	$—	$—	$(26,001)	$1,258	$1,802	$(3,060)	$(26,001)
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	—	—	—	27,966	5,800	3,641	—	37,407
Interest Accretion and Debt Issuance Cost Amortization	—	—	—	3,962	—	71	—	4,033
Other Operating Activities	—	—	—	7,314	(9,916)	2,682	2,671	2,751
Changes in Operating Assets and Liabilities:
Accounts Receivable	—	—	—	(802)	(283)	(18,377)	9,362	(10,100)
Intercompany Accounts Receivable/ Payable	—	—	—	(13,490)	10,389	3,101	—	—
Intercompany Long-term Advances/ Payables	—	—	—	(4,077)	4,077	—	—	—
Materials and Supplies	—	—	—	—	1,949	162	—	2,111
Accrued Interest	—	—	—	16,046	—	(639)	—	15,407
Other Current Assets	—	—	—	(104)	(2,320)	5,444	3,346	6,366
Other Current Liabilities	—	—	—	158	(6,347)	13,112	(12,319)	(5,396)

Net Cash Provided by (Used in) Operating Activities	—	—	—	10,972	4,607	10,999	—	26,578

INVESTING ACTIVITIES
Property Additions	—	—	—	(5,042)	(2,597)	(118)	—	(7,757)
Proceeds from Property Dispositions	—	—	—	334	755	—	—	1,089
Net Change in Restricted Cash	—	—	—	—	—	236	—	236
Other Investing Activities	—	—	—	—	(906)	12	—	(894)

Net Cash (Used in) Provided by Investing Activities	—	—	—	(4,708)	(2,748)	130	—	(7,326)

FINANCING ACTIVITIES
Short-Term Borrowings	—	—	—	7,000	—	—	—	7,000
Long-Term Debt Repaid	—	—	—	(25,713)	—	(2,640)	—	(28,353)
Outstanding Checks	—	—	—	—	(1,785)	—	—	(1,785)
Debt Costs	—	—	—	—	(1,035)	—		(1,035)
Cash Dividends Paid	—	—	—	6,200	—	(6,200)	—	—
Other Financing Activities	—	—	—	—	1	(1,469)	—	(1,468)

Net Cash Used in Financing Activities	—	—	—	(12,513)	(2,819)	(10,309)	—	(25,641)

Net (Decrease) Increase in Cash and Cash Equivalents	—	—	—	(6,249)	(960)	820	—	(6,389)
Cash and Cash Equivalents at Beginning of Period	—	—	—	17,733	994	2,158	—	20,885

Cash and Cash Equivalents at End of Period	$—	$—	$—	$11,484	$34	$2,978	$—	$14,496

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)
Combining Statement of Cash Flows for the Five Months Ended May 28, 2002

			Parent		Subsidiary	Non-		Combined
	ACL Inc.	Parent	Guarantor	Issuer	Guarantors	Guarantors	Eliminations	Totals

	(Dollars in thousands)
Net Loss	$—	$—	$—	$(44,010)	$(27,726)	$(5,096)	$32,822	$(44,010)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	—	—	—	15,125	4,288	2,411	—	21,824
Interest Accretion and Debt Issuance Cost Amortization	—	—	—	1,235	—	10	—	1,245
Loss (Gain) on Property Dispositions	—	—	—	573	(1,025)	(3)	—	(455)
Other Operating Activities	—	—	—	25,369	3,683	(1,652)	(32,822)	(5,422)
Changes in Operating Assets and Liabilities:
Accounts Receivable	—	—	—	839	(5,208)	2,958	(1,829)	(3,240)
Intercompany Accounts Receivable/ Payable	—	—	—	(35,285)	40,113	(4,828)	—	—
Intercompany Long-term Advances/ Payables	—	—	—	168	(6,037)	5,869	—	—
Materials and Supplies	—	—	—	—	(5,139)	(21)	—	(5,160)
Accrued Interest	—	—	—	10,331	—	1	—	10,332
Other Current Assets	—	—	—	(112)	(4,315)	1,278	—	(3,149)
Other Current Liabilities	—	—	—	217	5,616	695	1,829	8,357

Net Cash (Used in) Provided by Operating Activities	—	—	—	(25,550)	4,250	1,622	—	(19,678)

INVESTING ACTIVITIES
Property Additions	—	—	—	(2,302)	(3,252)	(51)	—	(5,605)
Proceeds from Property Dispositions	—	—	—	181	804	3	—	988
Other Investing Activities	—	—	—	—	(2,864)	5	—	(2,859)

Net Cash Used in Investing Activities	—	—	—	(2,121)	(5,312)	(43)	—	(7,476)

FINANCING ACTIVITIES
Danielson Holding Corporation Investment	—	—	—	25,000	—	—	—	25,000
Long-Term Debt Repaid	—	—	—	(25,190)	—	—	—	(25,190)
Outstanding Checks	—	—	—	—	1,149	—	—	1,149
Cash Dividends Paid	—	—	—	588	—	(588)	—	—
Other Financing Activities	—	—	—	—	1	(174)	—	(173)

Net Cash Provided by (Used in) Financing Activities	—	—	—	398	1,150	(762)	—	786

Net (Decrease) Increase in Cash and Cash Equivalents	—	—	—	(27,273)	88	817	—	(26,368)
Cash and Cash Equivalents at Beginning of Period	—	—	—	45,006	906	1,341	—	47,253

Cash and Cash Equivalents at End of Period	$—	$—	$—	$17,733	$994	$2,158	$—	$20,885

AMERICAN COMMERCIAL LINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
(Information pertaining to the six months ended June 30, 2005 and July 2, 2004 is unaudited)

NOTE 18.	SUBSEQUENT EVENT
          On July 19, 2005, the board of directors of ACL Inc. declared a stock dividend with respect to ACL Inc.’s common stock. Record holders as of the close of business on August 1, 2005 were entitled to three additional shares of common stock for each share of common stock held at that time. The new shares were distributed on August 15, 2005.

          Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Shares
American Commercial Lines Inc.
Common Stock

PROSPECTUS

Merrill Lynch & Co.
UBS Investment Bank
Banc of America Securities LLC
Credit Suisse First Boston
Deutsche Bank Securities
                              , 2005

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The expenses to be paid by our company in connection with the distribution of the securities being registered are as follows:

	Amount(1)

Securities and Exchange Commission registration fee		$23,687
National Association of Securities Dealers, Inc. filing fee		20,625
Nasdaq National Market listing fee*
Accounting fees and expenses*
Legal fees and expenses*
Transfer agent fees and expenses*
Printing and engraving fees and expenses*
Miscellaneous fees and expenses*

Total	$

*	To be completed by amendment.

(1)	All amounts are estimates except the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.
ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
          In accordance with Section 102(b)(7) of the DGCL, the certificate of incorporation of American Commercial Lines Inc. (“ACL”), as amended, includes a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.
          In accordance with the provisions of ACL’s bylaws, ACL shall indemnify, to the fullest extent permitted by law, any person who is or was a party, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was ACL’s director or our officer or is or was serving at ACL’s request (as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, ACL’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any such action, suit or other proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that such person reasonably believed to be in, or not opposed to, ACL’s best interests or, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. In addition, ACL carries insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.
          During the three year period preceding the date of the filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering and/or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.
          No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting the transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

•	In January 2005, in connection with our emergence from bankruptcy, 5,607,667 shares of common stock were issued, which, pursuant to the Plan of Reorganization, were or will be allocated to certain of our former senior noteholders and general unsecured creditors in satisfaction and retirement of their claims. The issuance of such shares and the distribution thereof was exempt from registration under applicable securities laws pursuant to Section 1145(a) of the U.S. Bankruptcy Code.

•	Since January 2005, the registrant has issued to certain of its and its subsidiaries’ directors and officers 202,762 restricted shares (before giving effect to the stock dividend discussed below) of common stock granted under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors and the American Commercial Lines Inc. 2005 Stock Incentive Plan.

•	Since January 2005, the registrant has issued to certain of its and its subsidiaries’ directors and officers options to purchase 276,298 shares (before giving effect to the stock dividend discussed below) of common stock granted under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors and the American Commercial Lines Inc. 2005 Stock Incentive Plan.

•	On July 19, 2005, the registrant’s board of directors declared a stock dividend with respect to the registrant’s common stock. Record holders of the registrant’s common stock as of the close of business on August 1, 2005 were entitled to three additional shares of common stock for each share of common stock held at that time. The new shares were distributed on August 15, 2005.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
          (a) Exhibits: The following is a list of all the exhibits filed as part of this registration statement.

Exhibit No.		Description

1	.1†	Form of Underwriting Agreement.
2	.1*	First Amended Joint Plan of Reorganization, dated as of October 19, 2004, of American Commercial Lines LLC and Affiliated Debtors.
3	.1*	Certificate of Incorporation of American Commercial Lines Inc.
3	.2*	Certificate of Amendment to Certificate of Incorporation of American Commercial Lines Inc.
3	.3*	Bylaws of American Commercial Lines Inc.
4.1		Specimen common stock certificate.
4	.2*	Indenture, dated as of February 11, 2005, among American Commercial Lines LLC, ACL Finance Corp., each of the guarantors party thereto and Wilmington Trust Company, as trustee.
4	.3*	Registration Rights Agreement, dated as of February 11, 2005, by and among American Commercial Lines LLC and ACL Finance Corp., as Issuers, the guarantors named therein and UBS Securities LLC, Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers.
4	.4*	Form of Exchange Note (included in Exhibit 4.2).
4	.5*	Registration Rights Agreement, dated as of January 12, 2005, by and between American Commercial Lines Inc. and HY I Investments, L.L.C.
4	.6*	First Amendment to Registration Rights Agreement, dated as of July 13, 2005, between American Commercial Lines Inc. and HY I Investments, L.L.C.
5	.1†	Opinion of Sidley Austin Brown & Wood LLP.
10	.1*	Amended and Restated Loan Agreement, dated as of February 11, 2005, by and among American Commercial Barge Line LLC, American Commercial Lines LLC, American Commercial Terminals LLC, Houston Fleet LLC, Jeffboat LLC, Louisiana Dock Company LLC, the lenders referred to therein and Bank of America, N.A., as administrative agent.
10	.2*	Employment Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and Mark R. Holden.
10	.3*	Termination Benefits Agreement, dated as of December 22, 2003, among American Commercial Lines LLC, American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat LLC and W. Norb Whitlock.
10	.4*	First Amendment and Supplement to Termination Benefits Agreement, dated as of April 30, 2004, among American Commercial Lines LLC, American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat LLC and W. Norb Whitlock.
10	.5*	Second Amendment and Supplement to Termination Benefits Agreement, dated as of January 18, 2005, among American Commercial Lines LLC, American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat LLC and W. N. Whitlock.
10	.6*	Employment Agreement, dated as of February 22, 2005, between American Commercial Lines Inc. and Christopher A. Black.
10	.7*	Employment Agreement, dated as of February 18, 2005, between American Commercial Lines Inc. and Lisa L. Fleming.
10	.8*	Employment Agreement, dated as of March 1, 2005, between American Commercial Lines Inc. and Nick Fletcher.
10	.9*	Employment Agreement, dated as of March 22, 2005, between American Commercial Lines Inc. and Karl D. Kintzele.
10	.10*	Letter Agreement, dated as of August 18, 2004, between American Commercial Barge Line LLC and Michael J. Monahan.
10	.11*	Management Agreement, dated as of July 21, 2003, between American Commercial Lines LLC and Marotta Gund Budd & Dzera, LLC.

Exhibit No.		Description

10	.12*	American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors.
10	.13*	Form of American Commercial Lines Inc. Restricted Stock Award Agreement (under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors).

10	.14*	Form of American Commercial Lines Inc. Incentive Stock Option Agreement (under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors).
10	.15*	Security Side Letter Agreement, dated as of December 10, 2004, among American Commercial Lines LLC, American Commercial Terminals LLC, American Commercial Barge Line LLC, Louisiana Generating, LLC and NRG New Roads Holdings LLC.
10	.16*	Deed of Trust, dated as of December 10, 2004, among American Commercial Terminals LLC, NRG New Roads Holdings LLC and Louisiana Generating, LLC.
10	.17*	Lease, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC.
10	.18*	Terminal Option Agreement, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC.
10	.19*	Barge and Tug Option Agreement, dated as of December 10, 2004, between American Commercial Lines LLC and NRG New Roads Holdings LLC.
10	.20*	Conditional Assignment and Assumption of Lease, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC (relating to that certain Lease, dated as of August 17, 1976, between Burlington Northern Inc. and ACBL Western, Inc.).
10	.21*	Conditional Assignment and Assumption of Lease, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC (relating to that certain Lease, dated as of June 12, 1985, between the City of St. Louis and American Commercial Terminals LLC).
10	.22*	Employment Agreement, dated as of May 9, 2005, between American Commercial Lines Inc. and Jerry Linzey.
10	.23*	Letter Agreement, dated as of April 4, 2005, between American Commercial Lines Inc. and William L. Schmidt.
10	.24*	Restricted Stock Award Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and W. Norb Whitlock.
10	.25*	Incentive Stock Option Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and W. Norb Whitlock.
10	.26*	Nonqualified Stock Option Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and W. Norb Whitlock.
10	.27*	American Commercial Lines Inc. 2005 Stock Incentive Plan.
10	.28*	Form of American Commercial Lines Inc. Restricted Stock Award Agreement (under the American Commercial Lines Inc. 2005 Stock Incentive Plan).
10	.29*	Form of American Commercial Lines Inc. Incentive Stock Option Agreement (under the American Commercial Lines Inc. 2005 Stock Incentive Plan).
10	.30*	Amendment to Agreements, dated as of May 20, 2005, by and among American Commercial Lines LLC, Jeffboat LLC, American Commercial Terminals LLC, Houston Fleet LLC, American Commercial Barge Line LLC, Louisiana Dock Company LLC, the lenders referred to therein and Bank of America, N.A., as administrative agent.
10	.31*	Amendment to Equity Award Plan for Employees, Officers and Directors.
10	.32*	American Commercial Lines LLC 2005 Annual Incentive Plan.
21	.1*	Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23	.2†	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 5.1).
24	.1*	Power of Attorney (set forth on the signature pages to this Registration Statement filed on July 19, 2005).

*	Previously filed.

†	To be filed by amendment.

          (b) Financial Statement Schedules:

Schedule II — Valuation and Qualifying Accounts

Schedules other than that noted above are omitted because of an absence of other conditions under which they are required or because the information required to be disclosed is presented in the accompanying consolidated financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          The undersigned registrant hereby undertakes:

(1) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jeffersonville, State of Indiana, on the 29th day of August, 2005.

AMERICAN COMMERCIAL LINES INC.

By:	/s/ Mark R. Holden

Name: Mark R. Holden
Title: Director, President and Chief Executive Officer
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

/s/ Mark R. Holden Mark R. Holden		Director, President and Chief Executive Officer (Principal Executive Officer)	August 29, 2005

/s/ Christopher A. Black Christopher A. Black		Senior Vice President, Chief Financial Officer (Principal Financial Officer)	August 29, 2005

* Paul F. Brotzge		Vice President, Treasurer and Controller (Principal Accounting Officer)	August 29, 2005

* Clayton K. Yeutter		Chairman of the Board	August 29, 2005

* Eugene I. Davis		Director	August 29, 2005

* Richard L. Huber		Director	August 29, 2005

* Nils E. Larsen		Director	August 29, 2005

* Emanuel L. Rouvelas		Director	August 29, 2005

* R. Christopher Weber		Director	August 29, 2005
* By:	/s/ Christopher A. Black Christopher A. Black Attorney-in-Fact

AMERICAN COMMERCIAL LINES INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at	Charges	Additions to/		Balance
	Beginning	To	(Deductions) from		at End
	of Period	Expense	Revenue		of Period

June 30, 2005:
Allowance for uncollectible accounts	$1,578	$83	$(41	)(a)	$1,620
Allowance for tax asset in excess of tax liability	—	317	—		317
December 31, 2004:
Allowance for uncollectible accounts	$1,634	$379	$(435	)(a)	$1,578
Allowance for tax asset in excess of tax liability	—	—	—		—
December 26, 2003:
Allowance for uncollectible accounts	$1,863	$364	$(593	)(a)	$1,634
Allowance for tax asset in excess of tax liability	—	—	—		—
December 27, 2002:
Allowance for uncollectible accounts	$1,631	$975	$(743	)(a)	$1,863
Allowance for tax asset in excess of tax liability	—	—	—		—

(a)	Write-off of uncollectible accounts receivable.

S-1

INDEX TO EXHIBITS

Exhibit No.		Description

1	.1†	Form of Underwriting Agreement.
2	.1*	First Amended Joint Plan of Reorganization, dated as of October 19, 2004, of American Commercial Lines LLC and Affiliated Debtors.
3	.1*	Certificate of Incorporation of American Commercial Lines Inc.
3	.2*	Certificate of Amendment to Certificate of Incorporation of American Commercial Lines Inc.
3	.3*	Bylaws of American Commercial Lines Inc.
4.1		Specimen common stock certificate.
4	.2*	Indenture, dated as of February 11, 2005, among American Commercial Lines LLC, ACL Finance Corp., each of the guarantors party thereto and Wilmington Trust Company, as trustee.
4	.3*	Registration Rights Agreement, dated as of February 11, 2005, by and among American Commercial Lines LLC and ACL Finance Corp., as Issuers, the guarantors named therein and UBS Securities LLC, Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers.
4	.4*	Form of Exchange Note (included in Exhibit 4.2).
4	.5*	Registration Rights Agreement, dated as of January 12, 2005, by and between American Commercial Lines Inc. and HY I Investments, L.L.C.
4	.6*	First Amendment to Registration Rights Agreement dated, as of July 13, 2005, between American Commercial Lines Inc. and HY I Investments, L.L.C.
5	.1†	Opinion of Sidley Austin Brown & Wood LLP.
10	.1*	Amended and Restated Loan Agreement, dated as of February 11, 2005, by and among American Commercial Barge Line LLC, American Commercial Lines LLC, American Commercial Terminals LLC, Houston Fleet LLC, Jeffboat LLC, Louisiana Dock Company LLC, the lenders referred to therein and Bank of America, N.A., as administrative agent.
10	.2*	Employment Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and Mark R. Holden.
10	.3*	Termination Benefits Agreement, dated as of December 22, 2003, among American Commercial Lines LLC, American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat LLC and W. Norb Whitlock.
10	.4*	First Amendment and Supplement to Termination Benefits Agreement, dated as of April 30, 2004, among American Commercial Lines LLC, American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat LLC and W. Norb Whitlock.
10	.5*	Second Amendment and Supplement to Termination Benefits Agreement, dated as of January 18, 2005, among American Commercial Lines LLC, American Commercial Barge Line LLC, American Commercial Lines International LLC, Jeffboat LLC and W. N. Whitlock.
10	.6*	Employment Agreement, dated as of February 22, 2005, between American Commercial Lines Inc. and Christopher A. Black.
10	.7*	Employment Agreement, dated as of February 18, 2005, between American Commercial Lines Inc. and Lisa L. Fleming.
10	.8*	Employment Agreement, dated as of March 1, 2005, between American Commercial Lines Inc. and Nick Fletcher.
10	.9*	Employment Agreement, dated as of March 22, 2005, between American Commercial Lines Inc. and Karl D. Kintzele.
10	.10*	Letter Agreement, dated as of August 18, 2004, between American Commercial Barge Line LLC and Michael J. Monahan.
10	.11*	Management Agreement, dated as of July 21, 2003, between American Commercial Lines LLC and Marotta Gund Budd & Dzera, LLC.
10	.12*	American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors.
10	.13*	Form of American Commercial Lines Inc. Restricted Stock Award Agreement (under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors).
10	.14*	Form of American Commercial Lines Inc. Incentive Stock Option Agreement (under the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors).

Exhibit No.		Description

10	.15*	Security Side Letter Agreement, dated as of December 10, 2004, among American Commercial Lines LLC, American Commercial Terminals LLC, American Commercial Barge Line LLC, Louisiana Generating, LLC and NRG New Roads Holdings LLC.
10	.16*	Deed of Trust, dated as of December 10, 2004, among American Commercial Terminals LLC, NRG New Roads Holdings LLC and Louisiana Generating, LLC.
10	.17*	Lease, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC.
10	.18*	Terminal Option Agreement, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC.
10	.19*	Barge and Tug Option Agreement, dated as of December 10, 2004, between American Commercial Lines LLC and NRG New Roads Holdings LLC.
10	.20*	Conditional Assignment and Assumption of Lease, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC (relating to that certain Lease, dated as of August 17, 1976, between Burlington Northern Inc. and ACBL Western, Inc.).
10	.21*	Conditional Assignment and Assumption of Lease, dated as of December 10, 2004, between American Commercial Terminals LLC and NRG New Roads Holdings LLC (relating to that certain Lease, dated as of June 12, 1985, between the City of St. Louis and American Commercial Terminals LLC).
10	.22*	Employment Agreement, dated as of May 9, 2005, between American Commercial Lines Inc. and Jerry Linzey.
10	.23*	Letter Agreement, dated as of April 4, 2005, between American Commercial Lines Inc. and William L. Schmidt.
10	.24*	Restricted Stock Award Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and W. Norb Whitlock.
10	.25*	Incentive Stock Option Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and W. Norb Whitlock.
10	.26*	Nonqualified Stock Option Agreement, dated as of January 18, 2005, between American Commercial Lines Inc. and W. Norb Whitlock.
10	.27*	American Commercial Lines Inc. 2005 Stock Incentive Plan.
10	.28*	Form of American Commercial Lines Inc. Restricted Stock Award Agreement (under the American Commercial Lines Inc. 2005 Stock Incentive Plan).
10	.29*	Form of American Commercial Lines Inc. Incentive Stock Option Agreement (under the American Commercial Lines Inc. 2005 Stock Incentive Plan).
10	.30*	Amendment to Agreements, dated as of May 20, 2005, by and among American Commercial Lines LLC, Jeffboat LLC, American Commercial Terminals LLC, Houston Fleet LLC, American Commercial Barge Line LLC, Louisiana Dock Company LLC, the lenders referred to therein and Bank of America, N.A., as administrative agent.
10	.31*	Amendment to Equity Award Plan for Employees, Officers and Directors.
10	.32*	American Commercial Lines LLC 2005 Annual Incentive Plan.
21	.1*	Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23	.2†	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 5.1).
24	.1*	Power of Attorney (set forth on the signature pages to this Registration Statement filed on July 19, 2005).

*	Previously filed.

†	To be filed by amendment.